As filed with the Securities and Exchange Commission on August 8, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLUE RIDGE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	6022	54-1470908
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17 West Main Street

Luray, Virginia 22835

Telephone: (540) 743-6521

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian K. Plum

President and Chief Executive Officer

17 West Main Street

Luray, Virginia 22835

Telephone: (540) 743-6521

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott H. Richter Benjamin A. McCall Williams Mullen 200 South 10th Street, Suite 1600 Richmond, Virginia 23219 (804) 420-6000	Brian L. Hager Lawton B. Way Hunton Andrews Kurth LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1) (2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)
Common stock, no par value	1,312,970	N/A	$23,726,732	$2,876

(1)

Represents the maximum number of shares of Blue Ridge Bankshares, Inc. (“Blue Ridge”) common stock, no par value, estimated to be issuable upon the completion of the merger of Virginia Community Bankshares, Inc. (“VCB”) with and into Blue Ridge pursuant to the Agreement and Plan of Reorganization, dated May 13, 2019, between Blue Ridge and VCB.

(2)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”) this registration statement also covers an indeterminate number of additional shares of Blue Ridge common stock as may be issuable as a result of stock splits, stock dividends or the like.

(3)

Pursuant to Rule 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (a) the product of the average of the high and low prices per share of VCB common stock on August 2, 2019 ($56.27) as reported on the OTC Markets Group’s Pink marketplace and the estimated maximum number of shares of VCB common stock to be received by Blue Ridge in the merger (717,471) less (b) the estimated maximum amount of cash consideration to be paid in the merger by Blue Ridge in exchange for shares of VCB common stock ($16,645,362).

(4)	Computed in accordance with Section 6(b) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a) of the Securities Act, may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell or otherwise issue these securities and is not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 8, 2019

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

The boards of directors of Blue Ridge Bankshares, Inc. (“Blue Ridge”) and Virginia Community Bankshares, Inc. (“VCB”) have unanimously approved a strategic merger in which VCB will merge with and into Blue Ridge. After the merger, Blue Ridge is expected to have approximately $825.9 million in assets, $646.7 million in deposits and $598.1 million in loans. We are sending you this document to ask you, as a Blue Ridge and/or VCB shareholder, to approve the merger.

In the merger, each share of VCB common stock will be converted into the right to receive, at the holder’s election, either:

•	$58.00 per share in cash (the “cash consideration”); or

•	3.05 shares of Blue Ridge common stock (the “stock consideration”).

If you are a VCB shareholder, you will have the opportunity to elect the form of consideration to be received for all shares of VCB common stock held by you, subject to allocation and proration procedures set forth in the merger agreement and described in this joint proxy statement/prospectus. These allocation procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive the stock consideration and 40% of the outstanding shares of VCB common stock will be converted into the right to receive the cash consideration. If you are a VCB shareholder, the form of the consideration ultimately received by you will depend upon the election, allocation and proration procedures described in this joint proxy statement/prospectus and the choices of other VCB shareholders, and may be different from what you elect.

The market value of the stock consideration that VCB shareholders will receive will fluctuate with the market price of Blue Ridge stock and will not be known at the time the Blue Ridge and VCB shareholders vote on the merger. Based on the closing price of Blue Ridge common stock on May 13, 2019, the date preceding the public announcement of the merger, the stock consideration represented approximately $64.96 in value for each share of VCB common stock. Based on the closing price of Blue Ridge common stock on [●], 2019, the last practicable date before the date of this joint proxy statement/prospectus, the stock consideration represented approximately $[●] in value for each share of VCB common stock. We urge you to obtain current market quotations for Blue Ridge common stock, which is quoted on the OTC Markets Group’s Pink marketplace (trading symbol “BRBS”) and VCB common stock, which is quoted on the OTC Markets Group’s Pink marketplace (trading symbol “VCBS”).

Based on the current number of shares of VCB common stock outstanding, Blue Ridge expects to issue 1,312,970 shares of common stock in the aggregate upon completion of the merger, with current Blue Ridge shareholders owning approximately 76.7% of Blue Ridge’s outstanding common stock and former shareholders of VCB owning approximately 23.3% of Blue Ridge’s outstanding common stock immediately following the merger.

Your vote is very important. We are holding special meetings of our respective shareholders to obtain approval of the merger agreement and related plan of merger as described in this joint proxy statement/prospectus. Approval of the merger agreement and related plan of merger requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Blue Ridge common stock and at least two-thirds of the outstanding shares of VCB common stock.

Whether or not you plan to attend the Blue Ridge or VCB special meeting, it is important that your shares be represented at the applicable meeting and your vote recorded. Please take the time to vote by completing and mailing the enclosed proxy card or by voting via the Internet or telephone using the instructions given on the proxy card. Even if you return the proxy card, you may attend the Blue Ridge or VCB special meeting and vote your shares in person. The boards of directors of Blue Ridge and VCB unanimously recommend that you vote “FOR” approval of the merger agreement and related plan of merger and “FOR” the other matters to be considered at each shareholder meeting.

This document, which serves as a joint proxy statement for the special meetings of Blue Ridge and VCB, and as a prospectus for the shares of Blue Ridge common stock to be issued to VCB shareholders in the merger, describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including the information in the “Risk Factors” section beginning on page 25 for a discussion of the risks relating to the proposed merger.

Thank you for your support.

Brian K. Plum	A. Preston Moore, Jr.
President and Chief Executive Officer	President and Chief Executive Officer
Blue Ridge Bankshares, Inc.	Virginia Community Bankshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Blue Ridge common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], 2019, and it is first being mailed or otherwise delivered to the shareholders of Blue Ridge and VCB on or about [●], 2019.

BLUE RIDGE BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2019

A special meeting of shareholders of Blue Ridge Bankshares, Inc., a Virginia corporation (“Blue Ridge”), will be held on [●], [●], 2019 at [●] [●].m., local time, at [●], for the purpose of considering and voting upon the following:

1.

A proposal to approve the Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge and Virginia Community Bankshares, Inc. (“VCB”), including the related Plan of Merger (together, the “merger agreement”), pursuant to which VCB will merge with and into Blue Ridge, as more fully described in the accompanying joint proxy statement/prospectus (the “Blue Ridge merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Blue Ridge merger proposal (the “Blue Ridge adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Blue Ridge common stock at the close of business on [●], 2019 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Blue Ridge’s board of directors unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal and “FOR” the Blue Ridge adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Blue Ridge, by executing a proxy bearing a later date, or by attending the meeting and voting in person. If you wish to attend the meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you to the meeting a legal proxy from the broker, trust, bank or other nominee to confirm your beneficial ownership of the shares.

By Order of the Board of Directors,

Amanda G. Story
Corporate Secretary

Luray, Virginia

[●], 2019

VIRGINIA COMMUNITY BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2019

A special meeting of shareholders of Virginia Community Bankshares, Inc., a Virginia corporation (“VCB”), will be held on [●], [●], 2019 at [●] [●].m., local time, at [●], for the purpose of considering and voting upon the following:

1.

A proposal to approve the Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge Bankshares, Inc. (“Blue Ridge”) and VCB, including the related Plan of Merger (together, the “merger agreement”), pursuant to which VCB will merge with and into Blue Ridge, as more fully described in the accompanying joint proxy statement/prospectus (the “VCB merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the VCB merger proposal (the “VCB adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of VCB common stock at the close of business on [●], 2019 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

VCB’s board of directors unanimously recommends that VCB shareholders vote “FOR” the VCB merger proposal and “FOR” the VCB adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You have the right to assert appraisal rights with respect to the merger and demand in writing that Blue Ridge pay the fair value of your shares of VCB common stock under applicable provisions of Virginia law. Any shareholder who wishes to exercise and perfect appraisal rights must strictly comply with the procedures set forth in Article 15 of Title 13.1 of the Virginia Stock Corporation Act, a copy of which is included as Appendix D to the joint proxy statement/prospectus. A description of these procedures is included in the “The Merger – Appraisal Rights” section beginning on page [●].

You may revoke your proxy at any time prior to or at the meeting by providing written notice to VCB, by executing a proxy bearing a later date, or by attending the meeting and voting in person. If you wish to attend the meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you to the meeting a legal proxy from the broker, trust, bank or other nominee to confirm your beneficial ownership of the shares.

By Order of the Board of Directors,

Amy M. Schick
Corporate Secretary

Louisa, Virginia

[●], 2019

ADDITIONAL INFORMATION

This joint proxy statement/prospectus is part of a registration statement filed by Blue Ridge with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) that registers the shares of Blue Ridge common stock to be issued to shareholders of VCB in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Blue Ridge and its common stock, VCB and the combined company. The rules and regulations of the SEC allow Blue Ridge to omit some information included in the registration statement from this joint proxy statement/prospectus.

The SEC maintains a website that contains information about issuers, like Blue Ridge, that file electronically with the SEC. The address of that site is www.sec.gov. Following effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, Blue Ridge will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with those requirements, will file reports and proxy statements with the SEC. You will be able to inspect and obtain copies of these reports and proxy statements and other information on the SEC’s website at the address set forth above.

Blue Ridge’s website is www.mybrb.com. Blue Ridge will make available on its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such materials with, or furnishes them to, the SEC. The information on Blue Ridge’s website is not a part of, and is not incorporated into, this joint proxy statement/prospectus. VCB’s website is www.virginiacommunitybank.com. The information on VCB’s website is not a part of, and is not incorporated into, this joint proxy statement/prospectus.

Additional information about Blue Ridge may be obtained by contacting Amanda G. Story, Chief Financial Officer, 17 West Main Street, Luray, Virginia 22835, at (540) 743-6521, and additional information about VCB may be obtained by contacting Thomas M. Crowder, Executive Vice President, Chief Financial Officer and Chief Operating Officer, 114 Industrial Drive, Louisa, Virginia 23093, at (540) 967-2111. To obtain timely delivery, you must request the information no later than [●], 2019. In addition, financial information about Blue Ridge Bank and Virginia Community Bank is available through financial reports that they file with their regulators on a quarterly basis. This information is available through the website maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website is not part of, and is not incorporated into, this joint proxy statement/prospectus.

Blue Ridge has supplied all information contained in this joint proxy statement/prospectus relating to Blue Ridge and Blue Ridge Bank, and VCB has supplied all information contained in this joint proxy statement/prospectus relating to VCB and Virginia Community Bank.

You should rely only on the information contained in this joint proxy statement/prospectus relating to the offered securities. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information which appears in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise specified in this joint proxy statement/prospectus or the context otherwise requires:

•	references to “Blue Ridge” are to the registrant, Blue Ridge Bankshares, Inc.;

•	references to “Blue Ridge Board” are to the board of directors of Blue Ridge;

•	references to “Blue Ridge Bank” are to Blue Ridge Bank, National Association, a national bank and a wholly-owned subsidiary of Blue Ridge;

•	references to “VCB” are to Virginia Community Bankshares, Inc.;

•	references to “VCB Board” are to the board of directors of VCB;

•	references to “Virginia Community Bank” are to Virginia Community Bank, a Virginia chartered bank and a wholly-owned subsidiary of VCB;

i

•

references to the “merger agreement” are to the Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge and VCB, including the related Plan of Merger, a copy of which attached to this joint proxy statement/prospectus as Appendix A;

•

references to the “merger” are to the proposed merger of VCB with and into Blue Ridge pursuant to the terms of the merger agreement, as more fully described in the “The Merger” section beginning on page [●]; and

•	references to the “shareholder meetings” are to the special meeting of shareholders of Blue Ridge and the special meeting of shareholders of VCB, collectively.

Page Number
Submission of Future Blue Ridge and VCB Shareholder Proposals			160
Index to Blue Ridge Financial Statements			F-1
Index to VCB Financial Statements			F-66

Appendices
Appendix A	–	Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge Bankshares, Inc. and Virginia Community Bankshares, Inc.
Appendix B	–	Opinion of Raymond James & Associates, Inc.
Appendix C	–	Opinion of Sandler O’Neill & Partners, L.P.
Appendix D	–	Article 15 of Title 13.1 of the Virginia Stock Corporation Act

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following are answers to certain questions that you may have regarding the merger and the meetings of the shareholders of Blue Ridge and VCB. You should carefully read this entire joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:

Blue Ridge and VCB have entered into an Agreement and Plan of Reorganization, dated as of May 13, 2019, under which VCB will merge with and into Blue Ridge, with Blue Ridge as the surviving corporation. If the merger is completed, it is expected that Virginia Community Bank, VCB’s wholly-owned bank subsidiary, will merge with and into Blue Ridge Bank, Blue Ridge’s wholly-owned bank subsidiary. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

You are receiving this document because Blue Ridge and VCB are each holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless, among other things:

•	the holders of more than two-thirds of the shares of Blue Ridge’s outstanding common stock entitled to vote at Blue Ridge’s special meeting vote in favor of the merger; and

•	the holders of not less than two-thirds of the shares of VCB’s outstanding common stock entitled to vote at VCB’s special meeting vote in favor of the merger.

Each of the Blue Ridge Board and the VCB Board has unanimously determined that the merger is in the best interest of its shareholders, approved the merger and recommended that its shareholders vote “FOR” the merger proposals. Blue Ridge and VCB will hold separate shareholder meetings to obtain these approvals.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the shareholder meetings, and you should read it carefully. It is a joint proxy statement because both the Blue Ridge Board and the VCB Board are soliciting proxies from their respective shareholders. It is a prospectus because it registers the shares of Blue Ridge common stock that Blue Ridge will issue to holders of VCB common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective shareholder meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Blue Ridge and VCB want to merge?

A:

Blue Ridge and VCB are merging to create one of the premier community banks in central Virginia. With the addition of VCB’s seven branches to Blue Ridge’s existing footprint, the combined organization is expected to benefit from scale of nearly $1 billion in assets, low cost funding to support future growth, and further growth in complementary lines of business, including purchase and credit cards, payroll, insurance, mortgage, and qualified intermediary services. In connection with the merger, Blue Ridge is planning to relocate its headquarters to Charlottesville, Virginia, to continue its expansion into high growth markets.

In addition, shareholders of the combined company could benefit from greater potential for increased liquidity in the market for Blue Ridge’s common stock and higher trading multiples than either company could achieve independently. Blue Ridge also plans to apply to list its common stock on the Nasdaq Stock Market or the New York Stock Exchange in connection with the merger.

Each of the Blue Ridge Board and the VCB Board has unanimously determined that the merger is fair and in the best interest of its respective shareholders and recommends that its shareholders vote for their respective proposals. You should review the reasons for the merger described in greater detail under the sections entitled “The Merger – Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board” and “The Merger – VCB’s Reasons for the Merger; Recommendation of the VCB Board,” beginning on pages [●] and [●], respectively.

Q:	What will VCB shareholders receive in the merger?

A:

VCB shareholders will have the opportunity to elect to receive cash or Blue Ridge common stock, or a combination of cash and Blue Ridge common stock, for their shares of VCB common stock, subject to allocation and proration procedures set forth in the merger agreement and described in this joint proxy statement/prospectus. In the proposed merger, each share of VCB common stock will be converted into the right to receive, at the election of the holder, either:

•	$58.00 per share in cash (the “cash consideration”); or

•	3.05 shares of Blue Ridge common stock (the “stock consideration”).

The allocation and proration procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive shares of Blue Ridge common stock and 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash. Because of these procedures, the actual allocation of Blue Ridge common stock and/or cash VCB shareholders receive will depend on the elections of other VCB shareholders and may be different from what each VCB shareholder elects. For more information, see “The Merger Agreement – Merger Consideration” on page [●], “– Cash or Stock Election for VCB Shareholders” on page [●] and “ – Allocation Procedures” on page [●].

The stock consideration exchange ratio of 3.05 shares of Blue Ridge common stock is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

Blue Ridge shareholders will continue to own their existing shares, which will not be affected by the merger.

Q:	How do I elect the form of consideration that I prefer?

A:

If you are a VCB shareholder, you also will receive a separate mailing that will allow you to make an election to receive the stock consideration, cash consideration, a mixture thereof, or to indicate that you have no preference. These forms must be returned separately no later than the deadline stated in the election materials. If you hold your shares in “street name” through a bank or broker, your bank or broker will separately provide instructions for making your election with respect to such shares. For more information, see “The Merger Agreement – Merger Consideration” on page [●], “– Cash or Stock Election for VCB Shareholders” on page [●] and “ – Allocation Procedures” on page [●].

Q:	When and where are the shareholder meetings?

A:	Blue Ridge: The Blue Ridge special meeting is scheduled to take place on [●], [●], 2019 at [●] [●].m., local time, at the [●].

VCB: The VCB special meeting is scheduled to take place on [●], [●], 2019 at [●] [●].m., local time, at the [●].

Q:	Who can vote at the shareholder meetings?

A:

Blue Ridge: Holders of record of Blue Ridge common stock at the close of business on [●], 2019, which is the date that the Blue Ridge Board has fixed as the record date for the Blue Ridge special meeting, are entitled to vote at the Blue Ridge special meeting.

VCB: Holders of record of VCB common stock at the close of business on [●], 2019, which is the date that the VCB Board has fixed as the record date for the VCB special meeting, are entitled to vote at the VCB special meeting.

Q:	In addition to the Blue Ridge merger proposal, what are Blue Ridge’s shareholders voting on at the Blue Ridge special meeting?

A:	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Blue Ridge merger proposal (the “Blue Ridge adjournment proposal”).

Q:	How does the Blue Ridge Board recommend that Blue Ridge shareholders vote at the Blue Ridge special meeting?

A:	The Blue Ridge Board unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal and “FOR” the Blue Ridge adjournment proposal.

Q:	In addition to the VCB merger proposal, what are VCB’s shareholders voting on at the VCB special meeting?

A:	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the VCB merger proposal (the “VCB adjournment proposal”).

Q:	How does the VCB Board recommend that VCB shareholders vote at the VCB special meeting?

A:	The VCB Board unanimously recommends that VCB shareholders vote “FOR” the VCB merger proposal and “FOR” the VCB adjournment proposal.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Blue Ridge special meeting or VCB special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You may also cast your vote in person at the Blue Ridge special meeting or VCB special meeting, as applicable. “Street name” shareholders who wish to vote in person at the Blue Ridge special meeting or VCB special meeting, as applicable, will need to obtain a legal proxy form from the institution that holds their shares.

If you are a VCB shareholder, you also will receive a separate mailing that will allow you to make an election to receive the stock consideration, cash consideration, a mixture thereof, or to indicate that you have no preference. These forms must be returned separately no later than the deadline stated in the election materials.

Q:	What constitutes a quorum for the shareholder meetings?

A:

Blue Ridge: The presence at the Blue Ridge special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Blue Ridge common stock entitled to vote at the Blue Ridge special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Blue Ridge special meeting for the purpose of determining the presence of a quorum. If a Blue Ridge shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Blue Ridge special meeting.

VCB: The presence at the VCB special meeting, in person or by proxy, of holders of a majority of the outstanding shares of VCB common stock entitled to vote at the VCB special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the VCB special meeting for the purpose of determining the presence of a quorum. If a VCB shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the VCB special meeting.

Q:	What is the vote required to approve each proposal?

A:

Blue Ridge: Approval of the Blue Ridge merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Blue Ridge common stock entitled to vote on the merger as of the close of business on [●], 2019, the record date for the Blue Ridge special meeting. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Blue Ridge merger proposal, it will have the same effect as a vote “AGAINST” the proposal. Approval of the Blue Ridge adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Blue Ridge adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

VCB: Approval of the VCB merger proposal requires the affirmative vote of not less than two-thirds of the outstanding shares of VCB common stock entitled to vote on the merger as of the close of business on [●], 2019, the record date for the VCB special meeting. If you (1) fail to submit a proxy or vote in person at the VCB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the VCB merger proposal, it will have the same effect as a vote “AGAINST” the proposal. Approval of the VCB adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the VCB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the VCB adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

Q:	Why is my vote important?

A:

If you do not submit a proxy or vote in person, it may be more difficult for Blue Ridge or VCB to obtain the necessary quorum to hold their respective shareholder meetings. In addition, your failure to submit a proxy or vote in person, failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the applicable merger proposal. The Blue Ridge merger proposal must be approved by the affirmative vote of more than two-thirds of Blue Ridge’s outstanding shares, and the VCB merger proposal must be approved by the affirmative vote of not less than two-thirds of VCB’s outstanding shares.

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you should provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Blue Ridge or VCB or by voting in person at your respective company’s shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. We believe that all proposals to be voted on at the shareholder meetings are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Blue Ridge: If you are a Blue Ridge shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Blue Ridge merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Blue Ridge adjournment proposal, which will have no effect on the outcome of the vote on such proposal.

VCB: If you are a VCB shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the VCB merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the VCB adjournment proposal, which will have no effect on the outcome of the vote on such proposal.

Q:	What if I fail to vote or abstain from voting?

A:

Blue Ridge: With respect to the Blue Ridge merger proposal, if you fail to submit a proxy or vote in person at the Blue Ridge special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Blue Ridge adjournment proposal, if you fail to submit a proxy or vote in person at the Blue Ridge special meeting, or you mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the vote on such proposal.

VCB: With respect to the VCB merger proposal, if you fail to submit a proxy or vote in person at the VCB special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the VCB adjournment proposal, if you fail to submit a proxy or vote in person at the VCB special meeting, or you mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the vote on such proposal.

Q:	Can I attend the shareholder meeting and vote my shares in person?

A:

Yes. All shareholders of Blue Ridge and VCB, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective shareholder meeting. Holders of record of Blue Ridge common stock and holders of record of VCB common stock can vote in person at the Blue Ridge special meeting or VCB special meeting, respectively. If you are not a shareholder of record, you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the shareholder meetings. If you plan to attend your shareholder meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.

Q:	Can I change my vote?

A:

Blue Ridge: Yes. If you are a holder of record of Blue Ridge common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Blue Ridge’s Corporate Secretary or (4) attending the Blue Ridge special meeting in person, notifying the Corporate Secretary and voting by ballot at the Blue Ridge special meeting. Attendance at the Blue Ridge special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by Blue Ridge after the Blue Ridge special meeting will be ineffective. Blue Ridge’s Corporate Secretary’s mailing address is: 17 West Main Street, Luray, Virginia 22835, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke or change your voting instructions.

VCB: Yes. If you are a holder of record of VCB common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via telephone or the Internet, (3) delivering a written revocation letter to VCB’s Corporate Secretary or (4) attending the VCB special meeting in person, notifying the Corporate Secretary and voting by ballot at the VCB special meeting. Attendance at the VCB special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by VCB after the VCB special meeting will be ineffective. VCB’s Corporate Secretary’s mailing address is: 114 Industrial Drive, Louisa, Virginia 23093, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke or change your voting instructions.

Q:	What are the U.S. federal income tax consequences of the merger to VCB shareholders?

A:

The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, holders of VCB common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of VCB common stock solely for Blue Ridge common stock in the merger. A holder of VCB common stock who elects to receive a combination of cash and Blue Ridge common stock will generally not recognize any loss but will recognize gain, if any, in an amount equal to the lesser of (1) the excess, if any, of the sum of the cash received and the fair market value of the shares of Blue Ridge common stock received pursuant to the merger over that shareholder’s adjusted tax basis in his, her, or its shares of VCB common stock surrendered, and (2) the amount of cash received by that shareholder in exchange for their shares of VCB common stock pursuant to the merger. Holders of VCB common stock who elect to receive solely cash pursuant to the merger or who receive solely cash pursuant to a valid election of such holder’s appraisal rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s adjusted basis in the shares of VCB common stock exchanged therefor. For further information, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page [●].

The U.S. federal income tax consequences described above may not apply to all holders of VCB common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Are VCB shareholders entitled to dissenters’ or appraisal rights?

A:

Yes. VCB shareholders are entitled to appraisal rights in connection with the merger. For information on how to exercise and perfect your appraisal rights, please see “The Merger – Appraisal Rights” beginning on page [●].

Q:	If I am a VCB shareholder, should I send in my VCB stock certificates now?

A:

No. Please do not send in your VCB stock certificates with your proxy. After the merger is completed, the exchange agent, Computershare, will send you instructions for exchanging your VCB stock certificates for the merger consideration. See “The Merger Agreement – Procedures for Exchanging VCB Stock Certificates” beginning on page [●].

Q:	Whom may I contact if I cannot locate my VCB stock certificate(s)?

A:

If you are unable to locate your original VCB stock certificate(s), you should contact VCB’s transfer agent, Issuer Direct, at 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560, or at (919) 481-4000.

Following the merger, any inquiries should be directed to Blue Ridge’s transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021, or at (800) 368-5948.

Q:	When do you expect to complete the merger?

A:

Blue Ridge and VCB expect to complete the merger in the fourth quarter of 2019; however, neither Blue Ridge nor VCB can assure you when or if the merger will occur. In addition to other customary closing conditions provided in the merger agreement, Blue Ridge and VCB must first obtain the approval of Blue Ridge shareholders and VCB shareholders for the merger.

Q:	Who may solicit proxies on behalf of Blue Ridge or VCB?

A:

Blue Ridge: In addition to solicitation of proxies by Blue Ridge by mail, proxies may also be solicited by Blue Ridge’s directors and employees personally, and by telephone, facsimile or other means. Blue Ridge has also retained Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $11,000. For more information on solicitation of proxies in connection with the Blue Ridge special meeting, see “Blue Ridge Special Meeting of Shareholders—Solicitation of Proxies” beginning on page [●].

VCB: In addition to solicitation of proxies by VCB by mail, proxies may also be solicited by VCB’s directors and employees personally, and by telephone, facsimile or other means. VCB has also retained Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $4,500. For more information on solicitation of proxies in connection with the VCB special meeting, see “VCB Special Meeting of Shareholders—Solicitation of Proxies” beginning on page [●].

Q:	Whom should I call with questions?

A:

Blue Ridge: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Blue Ridge common stock, please contact: Amanda G. Story, Chief Financial Officer, 17 West Main Street, Luray, Virginia 22835, at (540) 743-6521. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., Blue Ridge’s proxy solicitor, at (800) 737-3426.

VCB: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of VCB common stock, please contact: Thomas M. Crowder, Executive Vice President, Chief Financial Officer and Chief Operating Officer, 114 Industrial Drive, Louisa, Virginia 23093, at (540) 967-2111. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., VCB’s proxy solicitor, at (800) 737-3426.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties

Blue Ridge (see page [●])

Blue Ridge is a bank holding company headquartered in Luray, Virginia, providing a wide array of financial services through its wholly-owned subsidiary, Blue Ridge Bank, a national banking association, and its non-bank financial services affiliates. Blue Ridge Bank currently operates nine full-service banking offices in central Virginia and north-central North Carolina. As of March 31, 2019, Blue Ridge had total consolidated assets of approximately $574.8 million, total consolidated loans of approximately $431.1 million, total consolidated deposits of approximately $424.5 million, and consolidated stockholders’ equity of approximately $62.4 million.

The principal executive offices of Blue Ridge are located at 17 West Main Street, Luray, Virginia 22835, and its telephone number is (540) 743-6521. Blue Ridge’s website can be accessed at www.mybrb.com. Information contained on Blue Ridge’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Blue Ridge’s common stock is traded on the OTC Markets Group’s Pink marketplace under the symbol “BRBS.”

VCB (see page [●])

VCB is a bank holding company headquartered in Louisa, Virginia, providing a wide array of banking services through its wholly-owned subsidiary, Virginia Community Bank, a Virginia-chartered commercial bank. VCB currently has seven branch offices in Louisa, Orange, Mineral, Culpeper, Troy, Fredericksburg and Gordonsville, Virginia and its commercial office in Charlottesville, Virginia. As of March 31, 2019, VCB reported $250.6 million of assets, $168.5 million of loans, $222.7 million of deposits, and $24.4 million of shareholders’ equity.

The principal executive offices of VCB are located at 114 Industrial Drive, Louisa, Virginia 23093, and its telephone number is (540) 967-2111. VCB’s website can be accessed at www.virginiacommunitybank.com. Information contained on VCB’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. VCB’s common stock is traded on the OTC Markets Group’s Pink marketplace under the symbol “VCBS.”

The Merger (see page [●])

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, and is incorporated in this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety, as it, along with its ancillary documents, is the legal document that governs the merger.

Under the terms of the merger agreement, each share of VCB common stock will be converted into the right to receive, at the election of the holder, either $58.00 in cash or 3.05 shares of Blue Ridge common stock, with cash paid in lieu of any fractional shares of Blue Ridge common stock. Upon the closing of the merger, VCB will merge with and into Blue Ridge with Blue Ridge as the surviving corporation. The merger agreement also calls for Virginia Community Bank to be merged with and into Blue Ridge Bank as soon as practicable after the merger of VCB into Blue Ridge.

Closing and Effective Time of the Merger (see page [●])

The merger is currently expected to close in the fourth quarter of 2019. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission, or such other date and time as may be set forth in the articles of merger filed with the Virginia State Corporation Commission. Neither Blue Ridge nor VCB can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received, if at all.

Merger Consideration (see page [●])

If the merger is completed, each share of VCB common stock will be converted into the right to receive, at the election of the holder, either:

•	$58.00 per share in cash (the “cash consideration”); or

•	3.05 shares of Blue Ridge common stock (the “stock consideration”).

The cash consideration and the stock consideration are sometimes together referred to in this joint proxy statement/prospectus as the “merger consideration.”

If you are a VCB shareholder, you have the opportunity to elect the form of consideration to be received for all shares of VCB common stock held by you, subject to allocation and proration procedures set forth in the merger agreement and described in this joint proxy statement/prospectus. These allocation procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive shares of Blue Ridge common stock and 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash. If you are a VCB shareholder, the form of the consideration ultimately received by you will depend upon the election, allocation and proration procedures described below and the choices of other VCB shareholders, and may be different from what you elect.

Blue Ridge’s shareholders will continue to own their existing shares of Blue Ridge common stock. Each share of Blue Ridge common stock will continue to represent one share of common stock of Blue Ridge following the merger.

Based on the current number of shares of VCB common stock outstanding, Blue Ridge expects to issue 1,312,970 shares of common stock in the aggregate upon completion of the merger, with current Blue Ridge shareholders owning approximately 76.7% of Blue Ridge’s outstanding common stock and former shareholders of VCB owning approximately 23.3% of Blue Ridge’s outstanding common stock immediately following the merger.

Election of Cash or Stock Consideration by VCB Shareholders (see page [●])

If you are a VCB shareholder, an election form is being sent to you in a separate mailing so that you can indicate whether your preference is to receive cash, Blue Ridge common stock or a combination of cash and Blue Ridge common stock (a mixed election), in exchange for your shares of VCB common stock, or whether you have no preference. The VCB shares in these three categories are referred to herein as stock election shares, cash election shares and no election shares. In order to make an effective election, you must send in your properly completed election form to Computershare, the exchange agent for the merger, no later than [●], Eastern time, on [●], 2019.

All elections by VCB shareholders are subject to the allocation and proration procedures described in the merger agreement that are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock and the remaining 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash. It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if VCB shareholders in the aggregate elect to receive stock consideration in exchange for more or fewer than 60% of the outstanding shares of VCB common stock. These procedures are summarized below.

•

If stock consideration is oversubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is more than 60% of the outstanding shares of VCB common stock, then each cash election share and no election share will be converted into the right to receive the cash consideration and a sufficient number of shares from among the holders of stock election shares will be converted on a pro rata basis into cash election shares to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock (taking into account dissenting shares described under “The Merger– Appraisal Rights”). This proration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares.

•

If stock consideration is undersubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is less than 60% of the outstanding shares of VCB common stock, then each stock election share will be converted into the right to receive the stock consideration and a sufficient number of other shares will be converted into stock election shares, first from among the holders of no election shares and then, if necessary, from among the holders of cash election shares, on a pro rata basis, to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock. This proration will reflect the proportion that the number of no election shares of each holder of no election shares bears to the total number of no election shares and the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares, as the case may be.

The above-described allocation will be made by Blue Ridge’s exchange agent within five business days after the completion of the merger.

Blue Ridge Board Recommendations (see page [●])

After careful consideration, the Blue Ridge Board unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal and “FOR” the Blue Ridge adjournment proposal.

For a more complete description of Blue Ridge’s reasons for the merger and the recommendation of the Blue Ridge Board, please see “The Merger – Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board” beginning on page [●].

VCB Board Recommendations (see page [●])

After careful consideration, the VCB Board unanimously recommends that VCB shareholders vote “FOR” the VCB merger proposal and “FOR” the VCB adjournment proposal.

For a more complete description of VCB’s reasons for the merger and the recommendation of the VCB Board, please see “The Merger – VCB’s Reasons for the Merger; Recommendation of the VCB Board” beginning on page [●].

Opinion of Blue Ridge’s Financial Advisor (see page [●] and Appendix B)

In connection with the merger, Blue Ridge’s financial advisor, Raymond James & Associates, Inc. (“Raymond James”) delivered its oral opinion to the Blue Ridge Board, which was subsequently confirmed in writing, as of May 13, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing the opinion, as to the fairness of the merger consideration, from a financial point of view, to Blue Ridge.

Raymond James provided its opinion for the information and assistance of the Blue Ridge Board (in its capacity as such) in connection with its consideration of the financial terms of the merger and the opinion relates only to the fairness of the merger consideration, from a financial point of view, to Blue Ridge. Raymond James’ opinion does not address the underlying business decisions of Blue Ridge to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Blue Ridge, or the effect of any other transaction in which Blue Ridge might engage. The full text of Raymond James’ opinion, dated May 13, 2019, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Raymond James is included as Appendix B to this joint proxy statement/prospectus. The description of the opinion is qualified in its entirety by reference to the opinion. Blue Ridge shareholders are urged to read the entire opinion carefully in connection with their consideration of the approval of the merger agreement. However, neither Raymond James’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Blue Ridge Board or any shareholder as to how to act or vote with respect to the merger or related matters.

For further information, please see “The Merger – Opinion of Blue Ridge’s Financial Advisor” beginning on page [●].

Opinion of VCB’s Financial Advisor (see page [●]and Appendix C)

VCB retained Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to act as financial advisor to the VCB Board in connection with VCB’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In connection with the merger, Sandler O’Neill delivered to the VCB Board its oral opinion on May 13, 2019, which it subsequently confirmed in writing as of the same date, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the merger consideration provided for in the merger agreement was fair to the holders of VCB common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the VCB Board in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of VCB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only as to the fairness, from a financial point of view, of the merger consideration to the holders of VCB common stock and does not address the underlying business decision of VCB to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for VCB or the effect of any other transaction in which VCB might engage.

For further information, please see “The Merger—Opinion of VCB’s Financial Advisor” beginning on page [●].

Interests of VCB Directors and Executive Officers in the Merger (see page [●])

In addition to the receipt of merger consideration on the same terms as all other VCB shareholders, two of VCB’s directors (in addition to A. Pierce Stone, its former President, Chief Executive Officer and Chairman) will be appointed to serve on the Blue Ridge Board and Blue Ridge Bank board, VCB’s other directors will be offered the opportunity to serve on an advisory board of Blue Ridge, certain of VCB’s executive officers are expected to continue with Blue Ridge following completion of the merger and two of VCB’s executive officers have entered into employment agreements with Blue Ridge that will be effective at the closing of the merger and, in addition, they will receive cash severance payments related to change in control provisions in existing transaction bonus agreements. The VCB Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the VCB merger proposal.

These interests are discussed in more detail in the “The Merger – VCB’s Directors and Officers Have Financial Interests in the Merger” section beginning on page [●].

Material U.S. Federal Income Tax Consequences of the Merger (see page [●])

The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368 of the Code. Accordingly, holders of VCB common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of VCB common stock solely for Blue Ridge common stock in the merger. A holder of VCB common stock who elects to receive a combination of cash and Blue Ridge common stock will generally not recognize any loss but will recognize gain, if any, in an amount equal to the lesser of (1) the excess, if any, of the sum of the cash received and the fair market value of the shares of Blue Ridge common stock received pursuant to the merger over that shareholder’s adjusted tax basis in his, her, or its shares of VCB common stock surrendered, and (2) the amount of cash received by that shareholder in exchange for their shares of VCB common stock pursuant to the merger. Holders of VCB common stock who elect to receive solely cash pursuant to the merger or who receive solely cash pursuant to a valid election of such holder’s appraisal rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s adjusted basis in the shares of VCB common stock exchanged therefor.

The U.S. federal income tax consequences described above may not apply to all VCB shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

For further information, please see “The Merger – Material United States Federal Income Tax Consequences” beginning on page [●].

VCB’s Shareholders Have Appraisal Rights in the Merger (see page [●]and Appendix D)

If the merger is completed, Virginia law gives holders of VCB common stock the right to assert appraisal rights with respect to the merger and demand in writing that Blue Ridge pay the fair value of your shares of VCB common stock, instead of accepting the consideration offered in the merger. Any VCB shareholder who wishes to exercise and perfect appraisal rights must strictly comply with the procedures set forth in Article 15 of Title 13.1 of the Virginia Stock Corporation Act (the “VSCA”), a copy of which is included as Appendix D to the joint proxy statement/prospectus. A description of these procedures is included in the “The Merger – Appraisal Rights” section beginning on page [●]. Blue Ridge shareholders do not have the right to dissent and assert appraisal rights.

Accounting Treatment (see page [●])

The merger will be accounted for under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Regulatory Approvals (see page [●])

The merger requires various approvals or waivers from bank regulatory authorities, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Office of the Comptroller of the Currency (the “OCC”) and the Virginia Bureau of Financial Institutions. Approval of the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Blue Ridge shareholders or VCB shareholders. As of the date of this joint proxy statement/prospectus, we have not yet received the required regulatory approvals. While we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after completion of the merger.

For a more complete description of the regulatory approvals, please see “The Merger – Regulatory Approvals Required for the Merger” beginning on page [●].

Conditions to Complete the Merger (see page [●])

Blue Ridge’s and VCB’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Blue Ridge merger proposal and the VCB merger proposal by Blue Ridge and VCB shareholders, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	the effectiveness of Blue Ridge’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•

the receipt by each party from its respective outside legal counsel of a written legal opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•	no material adverse effect with respect to the other party shall have occurred; and

•	the aggregate number of VCB shares held by VCB shareholders who perfect their appraisal rights under the VSCA shall not represent 10% or more of the outstanding shares of VCB common stock.

In addition, Blue Ridge’s obligation to complete the merger is subject to VCB having minimum tangible equity (as defined in the merger agreement) of at least $23.5 million as of the last date of the month ended prior to the completion of the merger. As of June 30, 2019, VCB had tangible equity (measured as defined in the merger agreement) of $25.8 million.

Where the merger agreement and/or law permits, Blue Ridge and VCB could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

No Solicitation (see page [●])

VCB has agreed that it will not directly or indirectly:

•	initiate, solicit, endorse or knowingly encourage any inquiries, proposals or offers with respect to any “acquisition proposal” (as defined in the merger agreement); or

•	furnish any confidential or nonpublic information relating to, or engage or participate in any negotiations or discussions concerning, an acquisition proposal.

The merger agreement does not, however, prohibit VCB from considering an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (see page [●])

The merger agreement may be terminated, and the merger abandoned, by Blue Ridge and VCB at any time before the merger is completed if the boards of directors of both parties vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned, under the following circumstances:

•

by the Blue Ridge Board or the VCB Board if the merger has not been completed by March 1, 2020 or such later date as agreed to by the parties in writing, unless the failure to complete the merger by such time was primarily caused by a breach or failure to perform an obligation under the merger agreement by the terminating party;

•

by the Blue Ridge Board or the VCB Board if there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party;

•

by the Blue Ridge Board at any time before VCB obtains shareholder approval if (i) the VCB Board (a) fails to recommend to the VCB shareholders that they approve the VCB merger proposal, or (b) withdraws, modifies or changes such recommendation in any manner adverse to Blue Ridge; or (ii) VCB fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the VCB merger proposal or its obligations regarding the non-solicitation of competing offers for certain corporate transactions;

•	by the Blue Ridge Board or the VCB Board if VCB shareholders do not approve the VCB merger proposal;

•

by the VCB Board at any time before Blue Ridge obtains shareholder approval if (i) the Blue Ridge Board (a) fails to recommend to the Blue Ridge shareholders that they approve the Blue Ridge merger proposal, or (b) withdraws, modifies or changes such recommendation in any manner adverse to VCB; or (ii) Blue Ridge fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the VCB merger proposal;

•	by the Blue Ridge Board or the VCB Board if Blue Ridge shareholders do not approve the Blue Ridge merger proposal;

•

by the Blue Ridge Board, if (i) VCB enters into an agreement with any person to merge or consolidate with or acquire VCB, or purchase, lease or otherwise acquire all or substantially all of the assets of VCB, or purchase or otherwise acquire from VCB securities representing 10% or more of the voting power of VCB or (ii) a tender or exchange offer is commenced for 10% or more of the outstanding shares of VCB common stock, and the VCB Board recommends that VCB’s shareholders tender their shares or otherwise fails to recommend that shareholders reject such offer; or

•

by the VCB Board at any time before VCB obtains shareholder approval to change, modify or withdraw its recommendation to the VCB shareholders that they approve the merger agreement and enter into an agreement with respect to a “superior proposal” (as defined in the merger agreement), which has been received and considered by VCB in compliance with the applicable terms of the merger agreement.

Termination Fees and Expenses (see page [●])

VCB must pay Blue Ridge a termination fee of $1.5 million if the merger agreement is terminated by either party under certain specified, limited circumstances. In addition, Blue Ridge must pay VCB a termination fee of $500,000 and reimburse VCB for up to $500,000 of reasonable expenses incurred by VCB in connection with the merger if the merger agreement is terminated by VCB under certain specified, limited circumstances. The termination and payment circumstances are more fully described elsewhere in this joint proxy statement/prospectus. See “The Merger Agreement – Termination Fees” beginning on page [●] and in Article 7 of the merger agreement.

In general, whether or not the merger is completed, Blue Ridge and VCB will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus, and Blue Ridge will pay all filing fees to the SEC and other governmental authorities.

Blue Ridge Special Meeting (see page [●])

The Blue Ridge special meeting is scheduled to take place on [●], [●], 2019 at [●] [●].m., local time, at the [●], [●], [●], Virginia. At the special meeting, Blue Ridge shareholders will be asked to vote on:

•	the Blue Ridge merger proposal; and

•	the Blue Ridge adjournment proposal.

Holders of Blue Ridge common stock as of the close of business on [●], 2019, are entitled to notice of and to vote at the Blue Ridge special meeting. As of the record date, there were [●] shares of Blue Ridge common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Blue Ridge shareholder can cast one vote for each share of Blue Ridge common stock owned on the record date.

Each of Blue Ridge’s directors has agreed, subject to several conditions and exceptions, to vote all of his or her shares of Blue Ridge common stock in favor of the Blue Ridge merger proposal. As of the record date, directors of Blue Ridge and their affiliates beneficially owned and are entitled to vote [●] shares of Blue Ridge common stock, or approximately [●]% of the total voting power of the shares of Blue Ridge common stock outstanding on that date.

VCB Special Meeting (see page [●])

The VCB special meeting is scheduled to take place on [●], [●], 2019 at [●] [●].m., local time, at the [●], [●], [●], Virginia. At the special meeting, VCB shareholders will be asked to vote on:

•	the VCB merger proposal; and

•	the VCB adjournment proposal.

Holders of VCB common stock as of the close of business on [●], 2019, are entitled to notice of and to vote at the VCB special meeting. As of the record date, there were [●] shares of VCB common stock outstanding and entitled to vote held by approximately [●] holders of record. Each VCB shareholder can cast one vote for each share of VCB common stock owned on the record date.

Each of VCB’s directors has agreed, subject to several conditions and exceptions, to vote all of his or her shares of VCB common stock in favor of the VCB merger proposal. As of the record date, directors of VCB and their affiliates beneficially owned and are entitled to vote [●] shares of VCB common stock, or approximately [●]% of the total voting power of the shares of VCB common stock outstanding on that date.

Required Shareholder Votes (see pages [●] and [●])

Approval of the Blue Ridge merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Blue Ridge common stock entitled to vote on the merger as of the close of business on [●], 2019, the record date for the Blue Ridge special meeting. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Blue Ridge adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Blue Ridge special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Blue Ridge adjournment proposal, it will have no effect on the outcome of the vote on such proposals.

Approval of the VCB merger proposal requires the affirmative vote of not less than two-thirds of the outstanding shares of VCB common stock entitled to vote on the merger as of the close of business on [●], 2019, the record date for the VCB special meeting. If you (1) fail to submit a proxy or vote in person at the VCB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the VCB adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the VCB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the VCB adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

No Restrictions on Resale of Blue Ridge Common Stock Received by VCB Shareholders (see page [●])

All shares of Blue Ridge common stock received by VCB shareholders in the merger will be freely tradable, except that shares of Blue Ridge received by persons who are or become affiliates of Blue Ridge for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Comparative Rights of Shareholders (see page [●])

The rights of VCB shareholders who continue as Blue Ridge shareholders after the merger will be governed by Virginia law and the articles of incorporation and bylaws of Blue Ridge, which are different from VCB’s existing articles of incorporation and bylaws. For more information, please see “Comparison of Shareholders’ Rights” beginning on page [●].

Risk Factors (see page [●])

Before voting at the shareholder meetings, you should carefully consider all of the information contained in this joint proxy statement/prospectus, including the risk factors set forth in the “Risk Factors” section beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BLUE RIDGE

The following table sets forth certain of Blue Ridge’s consolidated financial data as of the end of and for the fiscal years ended December 31, 2018 and 2017 and as of and for the three months ended March 31, 2019 and 2018. The historical consolidated financial information as of the end of and for the fiscal years ended December 31, 2018 and 2017 is derived from Blue Ridge’s audited consolidated financial statements. The consolidated financial information as of and for the three-month periods ended March 31, 2019 and 2018 is derived from Blue Ridge’s unaudited consolidated financial statements. In Blue Ridge’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the three months ended March 31, 2019 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2019.

The selected historical financial data below is only a summary and should be read in conjunction with Blue Ridge’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	Three Months Ended March 31, (Unaudited)		Year Ended December 31,
	2019	2018	2018	2017
	(Amounts in thousands, except per share data)
Results of Operations:
Interest income	$6,671	$4,999	$22,437	$18,481
Interest expense	1,822	1,047	5,152	3,931

Net interest income	4,849	3,952	17,285	14,550
Provision for loan losses	295	185	1,225	1,095

Net interest income after provision for loan losses	4,554	3,767	16,060	13,455
Noninterest income	3,899	1,874	10,123	7,799
Noninterest expenses	6,850	4,151	20,463	15,847

Income before income taxes	1,603	1,490	5,720	5,407
Income tax expense	321	301	1,147	2,057

Net income	$1,282	$1,189	$4,573	$3,350

Financial Condition:
Assets	$574,801	$442,356	$539,590	$424,122
Loans, net of unearned income	466,697	353,363	444,101	348,024
Deposits	424,523	357,686	415,027	339,290
Stockholders’ equity	62,446	36,915	39,407	36,242

Ratios:
Return on average assets	1.01%	1.13%	0.95%	0.80%
Return on average equity	10.28%	13.37%	12.02%	9.56%
Efficiency ratio	75.14%	66.19%	69.78%	66.27%
Common equity to total assets	10.86%	8.35%	7.30%	8.55%
Tangible common equity / tangible assets	10.10%	7.55%	6.61%	7.69%

Asset Quality:
Allowance for loan losses	$3,744	$2,950	$3,580	$2,802
Non-accrual loans	$5,450	$5,883	$5,530	$7,513
Other real estate owned	$68	$66	$134	$207
ALLL / total outstanding loans	0.80%	0.83%	0.81%	0.81%
ALLL / non-performing loans	73.24%	48.07%	63.21%	35.43%
NPAs / total outstanding loans	1.10%	1.74%	1.28%	2.28%
Net charge-offs / total average outstanding loans	0.11%	0.04%	0.12%	0.09%
Provision / total outstanding loans	0.07%	0.05%	0.30%	0.33%

Per Share Data:
Earnings per share, basic	$0.38	$0.43	$1.64	$1.22
Earnings per share, diluted	0.38	0.43	1.64	1.22
Cash dividends paid	0.1425	0.1200	0.5400	0.3200
Book value per common share	14.42	13.35	14.11	13.10
Price to earnings ratio, diluted	11.25	10.47	10.52	13.93
Price to book value ratio	1.19	1.35	1.22	1.30
Dividend payout ratio	37.50%	27.91%	32.93%	26.23%
Weighted average shares outstanding, basic	3,307,400	2,764,535	2,779,090	2,751,503
Weighted average shares outstanding, diluted	3,307,400	2,764,535	2,779,090	2,751,503

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VCB

The following table sets forth certain of VCB’s consolidated financial data as of the end of and for the fiscal years ended December 31, 2018 and 2017 and as of and for the three months ended March 31, 2019 and 2018. The historical consolidated financial information as of the end of and for the fiscal years ended December 31, 2018 and 2017 is derived from VCB’s audited consolidated financial statements. The consolidated financial information as of and for the three-month periods ended March 31, 2019 and 2018 is derived from VCB’s unaudited consolidated financial statements. In VCB’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the three months ended March 31, 2019 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2019.

The selected historical financial data below is only a summary and should be read in conjunction with VCB’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	Three Months Ended March 31, (Unaudited)		December 31,
	2019	2018	2018	2017
	(Amounts in thousands, except per share data)
Results of Operations:
Interest income	$2,842	$2,817	$11,540	$10,418
Interest expense	234	224	876	800

Net interest income	2,608	2,503	10,664	9,618
Provision for loan losses	0	(500)	(484)	(600)

Net interest income after provision for loan losses	2,608	3,093	11,148	10,218
Noninterest income	302	315	1,409	1,538
Noninterest expenses	2,111	2,402	9,689	9,072

Income before income taxes	799	1,006	2,868	2,684
Income tax expense	169	214	618	971

Net income	$630	$792	$2,250	$1,713

Financial Condition:
Assets	$250,636	$251,177	$245,665	$248,406
Loans, net of unearned income	168,519	178,676	168,202	181,712
Deposits	222,709	220,262	211,218	208,474
Stockholders’ equity	24,454	24,827	23,615	24,407

Ratios:
Return on average assets	1.02%	1.29%	0.90%	0.71%
Return on average equity	9.95%	12.50%	8.74%	6.89%
Efficiency ratio	71.7%	77.5%	80.19%	77.16%
Common equity to total assets	9.75%	9.88%	9.61%	9.82%
Tangible common equity / tangible assets	9.75%	9.88%	9.61%	9.82%

Asset Quality:
Allowance for loan losses	$1,509	$1,645	$1,521	$2,126
Non-accrual loans	$226	$471	$284	$486
Other real estate owned	$147	$141	$147	$141
ALL / total outstanding loans	0.90%	0.92%	0.90%	1.17%
ALL / non-performing loans	667.7%	349.2%	535.5%	437.4%
NPAs / total outstanding loans	0.22%	0.34%	0.26%	0.34%
Net charge-offs / total outstanding loans	0.00%	0.00%	0.07%	0.07%
Provision / total outstanding loans	0.00%	0.00%	0.00%	0.00%

Per Share Data:
Earnings per share, basic	$0.88	$0.56	$3.04	$2.28
Earnings per share, diluted	0.88	0.56	3.04	2.28
Cash dividends paid	0.00	0.00	0.50	0.35
Book value per common share	34.08	33.10	32.91	32.54
Price to earnings ratio, diluted	10.30	7.90	11.57	15.35
Price to book value ratio	108%	101%	106%	107%
Dividend payout ratio	0.00%	0.00%	15.9%	15.30%
Weighted average shares outstanding, basic	717,471	750,000	739,667	750,000
Weighted average shares outstanding, diluted	717,471	750,000	739,667	750,000

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Blue Ridge and VCB, as an acquisition by Blue Ridge of VCB using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of VCB will be recorded by Blue Ridge at their respective fair values as of the date the merger is completed. Certain reclassifications have been made to the historical financial statements of VCB to conform to the presentation in Blue Ridge’s financial statements.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the transaction had occurred on March 31, 2019. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2019 and the year ended December 31, 2018 give effect to the merger as if the transaction had occurred on January 1, 2018.

A final determination of the fair values of VCB’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of VCB that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to a bargain purchase value or goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by Blue Ridge upon consummation of the merger. This financial information does not reflect opportunities to earn additional revenue or potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and expectations, including cost savings, that may not materialize and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future.

The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of Blue Ridge and its subsidiaries, which are included elsewhere in this joint proxy statement/prospectus, and the historical consolidated financial statements and related notes thereto of VCB and its subsidiaries, which are also included elsewhere in this joint proxy statement/prospectus.

BLUE RIDGE BANKSHARES, INC. AND VIRGINIA COMMUNITY BANKSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of March 31, 2019

(Dollars in thousands)		Virginia
	Blue Ridge	Community	Merger
	Bankshares, Inc.	Bankshares, Inc.	Pro Forma		Pro Forma
	(As Reported)	(As Reported)	Adjustments		Combined
Assets:
Cash and cash equivalents	$19,757	$13,342	$(16,998	)(a)	$16,101
Securities available for sale, at fair value	38,105	54,898	(429	)(b)	92,574
Securities held to maturity	15,533	—	—		15,533
Restricted stock, at cost	4,432	886	—		5,318
Loans held for sale	35,610	—	—		35,610

Loans, net of unearned income	431,087	168,519	(1,509	)(c)	598,097
Less allowance for loan losses	3,744	1,509	(1,509	)(d)	3,744

Net loans	427,343	167,010	—		594,353

Bank premises and equipment, net	3,383	5,032	2,708	(e)	11,123
Bank owned life insurance	9,110	6,265	—		15,375
Other real estate owned, net of valuation allowance	—	147	—		147
Core deposit intangibles, net	—	—	3,933	(f)	3,933
Goodwill	3,307	—	12,710	(g)	16,017
Other assets	18,221	3,056	(1,417	)(h)	19,860

Total assets	$574,801	$250,636	$507		$825,944

Liabilities:
Noninterest-bearing demand deposits	83,543	76,196	—		159,739
Interest-bearing deposits	340,980	146,513	(537	)(i)	486,956

Total deposits	424,523	222,709	(537)		646,695

Other borrowed funds	67,800	3,000	—		70,800
Subordinated debt, net of issuance costs	9,775	—	—		9,775
Other liabilities	10,036	473	—		10,509

Total liabilities	512,134	226,182	(537)		737,779

Stockholders’ equity:
Common stock and surplus	38,899	3,702	21,796	(j) (k)	64,397
Retained earnings	23,984	21,742	(21,742	)(j)	23,984
Accumulated other comprehensive income	(437)	(990)	990	(j)	(437)

	62,446	24,454	1,044		87,944
Noncontrolling interest	221	—	—		221

Total stockholders’ equity	62,667	24,454	1,044		88,165

Total liabilities and stockholders’ equity	$574,801	$250,636	$507		$825,944

See accompanying notes to condensed consolidated financial statements.

BLUE RIDGE BANKSHARES, INC. AND VIRGINIA COMMUNITY BANKSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Three Months Ended March 31, 2019

(Dollars and shares in thousands, except per share amounts)		Virginia Community Bankshares, Inc.
	Blue Ridge Bankshares, Inc.		Merger Pro Forma
					Pro Forma
	(As Reported)	(As Reported)	Adjustments		Combined
Interest and dividend income:
Interest and fees on loans	$6,115	$2,297	$—		$8,412
Other interest income	556	545	—		1,101

Total interest and dividend income	6,671	2,842	—		9,513

Interest expense:
Interest on deposits	1,185	205	(45	)(l)	1,345
Other interest expense	637	29	36	(m)	702

Total interest expense	1,822	234	(9)		2,047

Net interest income	4,849	2,608	9		7,466
Provision for loan losses	295	—	—		295

Net interest income after provision for loan losses	4,554	2,608	9		7,171

Noninterest income:
Service charges on deposit accounts	134	214			348
Other service charges, commissions and fees	1,124	—	—		1,124
Gains on sales of mortgage loans, net of commissions	1,967	27	—		1,994
Other operating income	674	61	—		735

Total noninterest income	3,899	302	—		4,201

Noninterest expenses:
Salaries and benefits	4,246	1,101	—		5,347
Occupancy expenses	446	144	—		590
Furniture and equipment expenses	156	59	—		215
Other expenses	2,002	807	179	(n)	2,988

Total noninterest expenses	6,850	2,111	179		9,140

Income before income taxes	1,603	799	(170)		2,232
Income tax expense	322	169	(36)		455

Net income	$1,281	$630	$(134)		$1,777

Earnings per common share, basic	$0.39	$0.88			$0.38

Earnings per common share, diluted	$0.39	$0.88			$0.38

Weighted average common shares outstanding, basic	3,307	717	596	(q)	4,620
Weighted average common shares outstanding, diluted	3,307	717	596	(q)	4,620

See accompanying notes to condensed consolidated financial statements.

BLUE RIDGE BANKSHARES, INC. AND VIRGINIA COMMUNITY BANKSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2018

(Dollars and shares in thousands, except per share amounts)		Virginia Community Bankshares, Inc.
	Blue Ridge Bankshares, Inc.		Merger Pro Forma
					Pro Forma
	(As Reported)	(As Reported)	Adjustments		Combined
Interest and dividend income:
Interest and fees on loans	$20,479	$9,441	$—		$29,920
Other interest income	1,958	2,099	—		4,057

Total interest and dividend income	22,437	11,540	—		33,977

Interest expense:
Interest on deposits	3,513	812	(179	)(l)	4,146
Other interest expense	1,639	64	143	(m)	1,846

Total interest expense	5,152	876	(36)		5,992

Net interest income	17,285	10,664	36		27,985
Provision for (recovery of) loan losses	1,225	(484)	—		741

Net interest income after provision for loan losses	16,060	11,148	36		27,244

Noninterest income:
Service charges on deposit accounts	635	946	—		1,581
Other service charges, commissions and fees	2,724	—	—		2,724
Gains on sales of mortgage loans, net of commissions	4,541	164	—		4,705
Other operating income	2,223	299	—		2,522

Total noninterest income	10,123	1,409	—		11,532

Noninterest expenses:
Salaries and benefits	11,843	4,967	(2,297	)(p)	14,513
Occupancy expenses	1,126	590	(316	)(p)	1,400
Furniture and equipment expenses	488	265	—		753
Other expenses	7,006	3,867	4,162	(n)(o)(p)	15,035

Total noninterest expenses	20,463	9,689	1,549		31,701

Income before income taxes	5,720	2,868	(1,513)		7,075
Income tax expense	1,147	618	(318)		1,447
Net (Income) from non-controlling interests

Net income	$4,573	$2,250	$(1,195)		$5,628

Earnings per common share, basic	$1.63	$3.04			$1.37

Earnings per common share, diluted	$1.63	$3.04			$1.37

Weighted average common shares outstanding, basic	2,779	740	596	(q)	4,115
Weighted average common shares outstanding, diluted	2,779	740	596	(q)	4,115

See accompanying notes to condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

NOTE A – BASIS OF PRESENTATION

On May 14, 2019, Blue Ridge entered into the merger agreement with VCB. The merger agreement provides that at the effective time of the merger, each outstanding share of common stock of VCB will be converted into the right to receive, at the election of the holder, either $58.00 per share in cash, or 3.05 shares of Blue Ridge common stock, no par value, subject to allocation and proration procedures set forth in the merger agreement. These allocation procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive shares of Blue Ridge common stock and 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash.

The unaudited pro forma condensed combined financial information of Blue Ridge’s financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with VCB was consummated on January 1, 2018 for purposes of the unaudited pro forma condensed combined statements of income and on March 31, 2019 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.

The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of VCB at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of VCB’s tangible, and identifiable intangible, assets and liabilities as of the effective time of the merger.

NOTE B – PRO FORMA ADJUSTMENTS

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. Subsequent to the completion of the merger, Blue Ridge will engage an independent third-party valuation firm to determine the fair value of the assets acquired and liabilities assumed which could significantly change the amount of the estimated fair values used in pro forma financial information presented.

(a)	Estimated cash portion of transaction, which represents 40% of the total purchase price.

(b)	Estimated fair value adjustment of acquired securities as of acquisition date. The discount of $429,000 represents 0.78% of VCB’s securities available for sale.

(c)

Estimated adjustment for credit deterioration of the acquired portfolio in the amount of $1.5 million which represented a mark of 0.90% on VCB’s outstanding loan portfolio. In order to determine the adjustment related to credit deterioration, Blue Ridge engaged an independent third-party loan review team to review and perform analytics on VCB’s loan portfolio.

(d)	Elimination of VCB’s allowance for loan losses. Purchased loans acquired in a business combination are recorded at fair value and the recorded allowance of the acquired company is not carried over.

(e)	Estimated fair value adjustments of acquired fixed assets as of acquisition date. The premium of $2,708,000 represents 53.8% of VCB’s fixed assets.

(f)

Blue Ridge’s estimate of the fair value of the core deposit intangible asset ($3,933,000). This will be amortized over ten years using sum-of-years digits method. This estimate represents a 2.0% premium on VCB’s core deposits based on current market data for similar transactions.

(g)	Addition of goodwill generated as a result of the total purchase price and the fair value of assets acquired exceeding the fair value of liabilities assumed. (See Note C).

(h)	Estimated deferred tax liability related to merger adjustments.

(i)	Estimated fair value adjustment on deposits at current market rates and spreads for similar products.

(j)	Elimination of VCB’s stockholders’ equity representing conversion of all of VCB’s common shares into Blue Ridge common shares.

(k)	Recognition of the equity portion of the merger consideration. The adjustment to common stock and surplus represents 60% of the total purchase price to effect the transaction.

(l)

Represents premium amortization on deposits assumed as part of the merger assuming the merger closed on January 1, 2018 (see Note D). Premium will be amortized over three years using the straight-line method.

(m)	Represents amortization of securities mark.

(n)	Represents amortization of core deposit premium assuming the merger closed on January 1, 2018 (see Note D). Premium will be amortized over ten years using the sum-of-years digits method.

(o)	Represents one-time transaction related costs.

(p)	Represents estimated cost saves to be recognized during the first year after the merger.

(q)	Weighted average basic and diluted shares outstanding were adjusted to effect the transaction.

NOTE C – PRO FORMA ALLOCATION OF PURCHASE PRICE

The following table shows the pro forma allocation of the consideration paid for VCB’s common equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction (unaudited, dollars in thousands):

Purchase Price:
Fair value of consideration		$42,496

Total pro forma purchase price		$42,496
Fair value of assets acquired:
Cash and cash equivalents	$13,342
Securities available for sale	54,469
Restricted stock, at cost	886
Net loans	167,010
Bank premise and equipment	7,740
Bank owned life insurance	6.265
OREO, net of valuation allowance	147
Core deposit intangible	3,933
Other assets	1,639

Total assets	255,431
Fair value of liabilities assumed:
Deposits	222,172
Long-term borrowings	3,000
Other liabilities	473

Total liabilities	225,645
Net assets acquired		$29,786

Preliminary pro forma goodwill		$12,710

The following table depicts the sensitivity of the purchase price and resulting goodwill to changes in the price of Blue Ridge’s common stock at a price of $17.10 as of March 31, 2019:

Share Price Sensitivity (unaudited, dollars in thousands)
	Purchase Price	Estimated Goodwill
Up 20%	$50,995	$21,209
Up 10%	$46,746	$16,960
As presented in pro forma	$42,496	$12,710
Down 10%	$38,246	$8,461
Down 20%	$33,997	$4,211

NOTE D – ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS

The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the pro forma condensed combined financial statements on the future pre-tax net income of Blue Ridge after the merger with VCB (unaudited, dollars in thousands):

	Discount Accretion (Premium Amortization)
	For the Years Ended December 31,
	2020	2021	2022	2023	2024	Thereafter	Total
Securities	$143	$143	$143	—	—	—	$429
Deposits	(179)	(179)	(179)	—	—	—	(537)
Core Deposit Intangible	(715)	(644)	(572)	(501)	(429)	(1,072)	(3,933)

The actual effect of purchase accounting adjustments on the future pre-tax income of Blue Ridge will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

NOTE E– ESTIMATED COST SAVINGS

Estimated cost savings are expected to approximate 41.1% of VCB’s annualized pre-tax non-interest expenses. Cost savings are estimated to be realized at 100%.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table shows per common share data regarding basic and diluted net income, book value and cash dividends per share for (1) Blue Ridge and VCB on a historical basis, (2) Blue Ridge after giving effect to the merger and (3) VCB on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2018. The pro forma book value per share information was computed as if the merger had been completed on March 31, 2019. The pro forma dividends per share represent Blue Ridge’s historical dividends per share.

The VCB pro forma equivalent per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 3.05 for the stock consideration so that the per share amounts equate to the respective values for one share of VCB common stock.

The following pro forma information has been derived from and should be read in conjunction with Blue Ridge’s consolidated financial statements and VCB’s consolidated financial statements for the year ended December 31, 2018 and the three-month period ended March 31, 2019, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of Blue Ridge as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” section beginning on page [●] and the historical financial information and the notes thereto for Blue Ridge and VCB, included elsewhere in this joint proxy statement/prospectus.

	As of and for the three months ended March 31, 2019	As of and for the year ended December 31, 2018
Blue Ridge Historical
Net income per common share (basic and diluted)	$0.38	$1.64
Book value per common share (basic and diluted)	14.42	14.11
Cash dividends declared per share	0.14	0.54
VCB Historical
Net income per common share (basic and diluted)	$0.88	$3.04
Book value per common share (basic and diluted)	34.08	32.84
Cash dividends declared per share	0.00	0.50
Pro Forma Combined
Net income per common share (basic and diluted)	$0.38	$1.37
Book value per common share (basic and diluted)	19.08	21.43
Cash dividends declared per share	0.14	0.54
Pro Forma VCB Equivalent
Net income per common share (basic and diluted)	$1.17	$4.17
Book value per common share (basic and diluted)	58.20	65.35
Cash dividends declared per share	0.43	1.65

COMPARATIVE MARKET PRICES OF COMMON STOCK

Blue Ridge common stock is quoted on the OTC Markets Group’s Pink marketplace under the symbol “BRBS.” As of [●], 2019, there were [●] shares of Blue Ridge common stock outstanding held by [●] holders of record. The closing price of Blue Ridge common stock on or before May 13, 2019, the last trading day before the public announcement of the signing of the merger agreement, and [●], 2019, the latest practicable date before the date of this joint proxy statement/prospectus, was $21.30 and $[●], respectively. These market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Blue Ridge plans to apply to list its common stock on the Nasdaq Stock Market or the New York Stock Exchange in connection with the merger. Blue Ridge will be required to meet the initial listing requirements of such exchange to be listed. Blue Ridge may not be able to meet those initial requirements, and even if Blue Ridge’s common stock is so listed, Blue Ridge may be unable to maintain the listing of its common stock in the future. There can be no assurance that a liquid trading market for Blue Ridge’s common stock will develop or be sustained after the merger.

VCB common stock is quoted on the OTC Markets Group’s Pink marketplace under the symbol “VCBS.” As of [●], 2019, there were [●] shares of VCB common stock outstanding held by [●] holders of record. The closing price of VCB common stock on May 13, 2019, the last trading day before the public announcement of the signing of the merger agreement, and on [●], 2019, the latest practicable date before the date of this joint proxy statement/prospectus, was $39.00 and $[●], respectively. These market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. After the completion of the merger, there will be no further trading in VCB common stock.

The following table sets forth the closing prices per share of Blue Ridge common stock as reported on the OTC Markets Group’s Pink marketplace on May 13, 2019, the last trading day before Blue Ridge and VCB announced the signing of the merger agreement, and [●], 2019, the last trading day before the date of this joint proxy statement/prospectus, respectively. The table also sets forth the closing prices per share of VCB common stock OTC Markets Group’s Pink marketplace on May 13, 2019 and [●], 2019, respectively. The following table also includes the equivalent price per share of VCB common stock on those dates. The equivalent per share price reflects the value on each date of the Blue Ridge common stock that would have been received by VCB shareholders with respect to each share of VCB common stock converted into the right to receive stock consideration, if the merger had been completed on those dates, based on the exchange ratio of 3.05 and the closing prices of Blue Ridge common stock.

	Blue Ridge Common Stock		VCB Common Stock		Equivalent Market Value per Share of VCB Common Stock
May 13, 2019	$21.30		$39.00		$64.96
[●], 2019	[●	]	[●	]	[●	]

The market value for Blue Ridge common stock will fluctuate between the time the merger agreement was executed, the date of this joint proxy statement/prospectus, the date of the shareholder meetings and the completion of the merger. Because the stock consideration exchange ratio is fixed, however, the number of shares that VCB shareholders receive with respect to the stock consideration in the merger will not change. You are advised to obtain current market quotations for Blue Ridge common stock and VCB common stock.

RISK FACTORS

The merger, including the issuance of Blue Ridge common stock and the other transactions contemplated by the merger agreement, involves significant risks. Blue Ridge shareholders and VCB shareholders should carefully read and consider the following factors in deciding whether to vote for the merger proposals.

Risks Related to the Merger

The form of merger consideration that VCB shareholders ultimately receive could be different from the form elected depending on the form of merger consideration elected by other VCB shareholders.

All VCB shareholders will be permitted to make an election as to the form of consideration they wish to receive. The exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a VCB shareholder will receive in order to ensure that 60% of the outstanding shares of VCB common stock are converted into shares of Blue Ridge common stock and 40% of the outstanding shares of VCB common stock are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, VCB shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income tax purposes with respect to the cash received). If VCB shareholders do not make an election, they will receive the merger consideration in cash, shares or a combination of cash and shares as provided for in the merger agreement.

Because the market price of Blue Ridge common stock will fluctuate, VCB shareholders cannot be certain of the market value of the stock consideration that they will receive.

Upon completion of the merger, each share of VCB common stock will be converted into the right to receive, at the election of the holder, either the cash consideration or the stock consideration. The stock consideration exchange ratio of 3.05 shares of Blue Ridge common stock for each share of VCB common stock is fixed and will not be adjusted to reflect changes in the market price of either the shares of Blue Ridge common stock or the shares of VCB common stock prior to the closing of the merger. As a result, the market value of the stock consideration received by VCB shareholders will vary with the market price of Blue Ridge common stock. Blue Ridge’s stock price changes daily as a result of a variety of other factors in addition to the business and relative prospects of Blue Ridge, including general market and economic conditions, industry trends, market assessment of the likelihood that the merger will be completed as anticipated or at all, and the regulatory environment. These factors are beyond Blue Ridge’s control. Therefore, at the time of the VCB special meeting, holders of VCB common stock will not know or be able to calculate the precise market value of the stock consideration they may receive upon completion of the merger, which could be significantly less than the current market value of Blue Ridge common stock.

Combining Blue Ridge and VCB may be more difficult, costly or time-consuming than we expect.

The success of the merger will depend, in part, on Blue Ridge’s ability to realize the anticipated benefits and cost savings from combining the businesses of Blue Ridge and VCB. To realize such anticipated benefits and cost savings, Blue Ridge must successfully combine the businesses of Blue Ridge and VCB in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of VCB or Blue Ridge or decreasing revenues due to loss of customers. However, to realize these anticipated benefits and cost savings, Blue Ridge must successfully combine the businesses of Blue Ridge and VCB. If Blue Ridge is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Blue Ridge and VCB have operated, and, until the completion of the merger, will continue to operate, independently. To realize anticipated benefits from the merger, after the completion of the merger, Blue Ridge will integrate VCB’s business into its own. The integration process in the merger could result in the loss of key employees, the disruption of each party’s ongoing business, inconsistencies in standards, controls, procedures and policies that affect adversely either party’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Blue Ridge’s ability to successfully conduct its business in the markets in which VCB now operates, which could have an adverse effect on Blue Ridge’s financial results and the value of its common stock. If Blue Ridge experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized, fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be disruptions that cause Blue Ridge and VCB to lose customers or cause customers to withdraw their deposits from VCB’s or Blue Ridge’s banking subsidiaries, or other unintended consequences that could have a material adverse effect on Blue Ridge’s results of operations or financial condition after the merger. These integration matters could have an adverse effect on each of VCB and Blue Ridge during this transition period and for an undetermined period after consummation of the merger.

Blue Ridge and VCB will incur significant transaction and merger-related integration costs in connection with the merger.

Blue Ridge and VCB expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Blue Ridge and VCB are continuing to assess the impact of these costs. Although Blue Ridge and VCB believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Blue Ridge may not be able to effectively integrate the operations of Virginia Community Bank and Blue Ridge Bank.

The future operating performance of Blue Ridge and the continuing bank will depend, in part, on the success of the merger of Virginia Community Bank and Blue Ridge Bank, which is expected to occur as soon as practicable after the merger. The success of the merger of the banks will, in turn, depend on a number of factors, including Blue Ridge’s ability to (i) integrate the operations and branches of Virginia Community Bank and Blue Ridge Bank, (ii) retain the deposits and customers of Virginia Community Bank and Blue Ridge Bank, (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables the continuing bank to improve its overall operating efficiencies and (iv) retain and integrate the appropriate personnel of Virginia Community Bank with the operations of Blue Ridge Bank, particularly with regard to VCB’s mortgage operation, as well as reducing overlapping bank personnel. The integration of Virginia Community Bank and Blue Ridge Bank following the subsidiary bank merger will require the dedication of the time and resources of the banks’ management team and may temporarily distract the management teams’ attention from the day-to-day business of the banks. If Blue Ridge Bank and Virginia Community Bank are unable to successfully integrate, Blue Ridge may not be able to realize expected operating efficiencies and eliminate redundant costs.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Federal Reserve, the OCC, and the Virginia Bureau of Financial Institutions. These regulators may impose conditions on the granting of such approvals or changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Blue Ridge following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the necessary governmental approvals or waivers contain such conditions, the business, financial condition and results of operations of Blue Ridge may be materially adversely affected.

A significant delay in the completion of the merger could negatively impact Blue Ridge and VCB as a combined company.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (1) approval of the merger agreement by Blue Ridge shareholders and VCB shareholders, (2) receipt of all required approvals from bank regulatory authorities and expiration of all applicable waiting periods, (3) absence of any statute, rule, regulation, judgment, decree, injunction or other order prohibiting the completion of the merger and (4) effectiveness of the registration statement of which this joint proxy statement/prospectus is a part.

If these conditions to the completion of the merger are not fulfilled when expected and, accordingly, the completion of the merger is delayed, the diversion of management attention from pursuing other opportunities, the constraints in the merger agreement on the ability to make significant changes to each company’s ongoing business during the pendency of the merger, the incurrence of additional merger-related expenses, and other market and economic factors could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The fairness opinions received by Blue Ridge and VCB in connection with the merger have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinions and the completion of the merger.

The fairness opinions rendered by Raymond James, financial advisor to Blue Ridge, and by Sandler O’Neill, financial advisor to VCB, on May 13, 2019, were based upon information available as of that date. Neither opinion reflects changes that may occur or may have occurred after the date on which each respective opinion was delivered, including changes to the operations and prospects of Blue Ridge or VCB, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of Blue Ridge or VCB or the prices of shares of Blue Ridge common stock or VCB common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of such opinions. For a description of the opinion that the Blue Ridge Board received from Blue Ridge’s financial advisor, please see “The Merger – Opinion of Blue Ridge’s Financial Advisor” beginning on page [●]. For a description of the opinion that the VCB Board received from VCB’s financial advisor, please see “The Merger – Opinion of VCB’s Financial Advisor” beginning on page [●].

VCB’s directors and executive officers have interests in the merger that differ from the interests of VCB’s other shareholders.

VCB shareholders should be aware that certain of VCB’s directors and executive officers have interests in the merger that are different from, or in addition to, those of VCB shareholders generally. The VCB Board was fully informed of these interests and thoroughly considered these interests, among other matters, when making its decision to approve the merger agreement and recommend that VCB’s shareholders vote in favor of approving the VCB merger proposal. Among other things, two of VCB’s directors (in addition to A. Pierce Stone, its former President, Chief Executive Officer and Chairman) will be appointed to serve on the Blue Ridge Board and the Blue Ridge Bank board, VCB’s other directors will be offered the opportunity to serve on an advisory board of Blue Ridge, certain of VCB’s executive officers are expected to continue with Blue Ridge following completion of the merger and two of VCB’s executive officers have entered into employment agreements with Blue Ridge that will be effective at the closing of the merger and, in addition, they will receive cash severance payments related to change in control provisions in existing transaction bonus agreements. For a more complete description of these interests, see “The Merger – VCB’s Directors and Officers Have Financial Interests in the Merger” beginning on page [●].

The merger agreement limits the ability of VCB to pursue alternatives to the merger and might discourage competing offers for a higher price or premium.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit the ability of VCB to discuss, solicit, facilitate or commit to competing third-party proposals to acquire all or a significant part of VCB or Virginia Community Bank. In addition, under certain circumstances, if the merger agreement is terminated and VCB, subject to certain restrictions, consummates a similar transaction other than the merger, VCB must pay to Blue Ridge a termination fee of $1.5 million. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant percentage of ownership of VCB from considering or proposing the acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger. See “The Merger Agreement – Termination Fees” beginning on page [●].

Blue Ridge and VCB will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Blue Ridge and VCB. These uncertainties may impair Blue Ridge’s and VCB’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Blue Ridge and VCB to seek to change existing business relationships with Blue Ridge and VCB. Retention of certain employees by Blue Ridge and VCB may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Blue Ridge or VCB. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Blue Ridge or VCB, Blue Ridge’s or VCB’s business, or the business of the combined company following the merger, could be harmed. In addition, subject to certain exceptions, Blue Ridge and VCB have each agreed to operate its business in the ordinary course prior to closing and refrain from taking certain specified actions until the merger occurs, which may prevent Blue Ridge or VCB from pursuing attractive business opportunities that may arise prior to completion of the merger. See “The Merger Agreement – Covenants and Agreements” beginning on page [●] for a description of the restrictive covenants applicable to Blue Ridge and VCB.

If the merger is completed, VCB shareholders will have less influence on the management and policies of Blue Ridge than they had on VCB before the merger.

After the merger is complete, it is anticipated that approximately 23.3% of the shares of Blue Ridge will be held by former shareholders of VCB. In addition, the Blue Ridge Board currently consists of 15 members, and, upon consummation of the merger, Blue Ridge will add three additional members that are current or former directors of VCB. Consequently, shareholders of VCB will have significantly less influence on the management and policies of Blue Ridge after the merger than they now have on the management and policies of VCB.

The merger may distract management of Blue Ridge and VCB from their other responsibilities.

The merger could cause the respective management groups of Blue Ridge and VCB to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Blue Ridge or VCB before the merger, or the business and earnings of Blue Ridge after the merger.

If the merger does not qualify as a reorganization under Section 368 of the Code, then certain holders of VCB common stock may incur additional U.S. income taxes related to the merger.

VCB and Blue Ridge believe that the merger will qualify as a reorganization within the meaning of Section 368 of the Code. However, if the United States Internal Revenue Service (the “IRS”) determines that the merger does not qualify as a reorganization under Section 368 of the Code, then the exchange of VCB common stock pursuant to the merger would be a taxable transaction, regardless of whether a holder of VCB receives cash or Blue Ridge common stock in exchange for that shareholder’s shares of VCB common stock. For holders of VCB common stock that elect to receive solely cash in exchange for their shares of VCB common stock pursuant to the merger (or who receive cash in exchange for their shares of VCB common stock pursuant to a valid exercise of their appraisal rights), the tax consequences will not be different. Each such holder of VCB common stock will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that holder’s adjusted tax basis in the shares of VCB common stock exchanged therefor. Holders of VCB common stock who elect to receive solely Blue Ridge common stock or a combination of cash and Blue Ridge common stock in the merger, however, may incur additional U.S. income taxes as a result of that exchange. In that case, each such holder of VCB common stock will recognize a gain or loss in an amount equal to the difference between the (i) the sum of the fair market value of cash and the Blue Ridge common stock received by such shareholder in the merger and (ii) such shareholder’s adjusted tax basis in the shares of VCB common stock exchanged therefor.

Risks Related to Blue Ridge’s Business

An investment in Blue Ridge’s common stock involves certain risks, including those described below. The risks discussed below are substantially similar to those which VCB currently faces as an independent company in the banking industry. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and “our” refer to Blue Ridge or Blue Ridge Bank, as appropriate.

Blue Ridge’s credit standards and its on-going credit assessment processes might not protect it from significant credit losses.

Blue Ridge assumes credit risk by virtue of making loans and extending loan commitments and letters of credit. Blue Ridge manages credit risk through a program of underwriting standards, the review of certain credit decisions and a continuous quality assessment process of credit already extended. Blue Ridge’s exposure to credit risk is managed through the use of consistent underwriting standards that emphasize local lending while avoiding highly leveraged transactions, as well as excessive industry and other concentrations. Blue Ridge’s credit administration function employs risk management techniques to help ensure that problem loans and leases are promptly identified. While these procedures are designed to provide Blue Ridge with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Blue Ridge’s allowance for loan losses may be insufficient and any increases in the allowance for loan losses may have a material adverse effect on Blue Ridge’s financial condition and results of operations.

Blue Ridge maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents Blue Ridge’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio.

The level of the allowance reflects management’s evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, underlying collateral values, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires Blue Ridge to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Although Blue Ridge believes the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, it cannot precisely predict such losses or be certain that the loan loss allowance will be adequate in the future. Deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside Blue Ridge’s control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies and Blue Ridge’s auditors periodically review its allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Further, if charge-offs in future periods exceed the allowance for loan losses, Blue Ridge will need additional provisions to increase the allowance for loan losses.

Non-performing assets take significant time to resolve and adversely affect Blue Ridge’s results of operations and financial condition.

Blue Ridge’s non-performing assets adversely affect its net income in various ways. Non-performing assets, which include non-accrual loans and other real estate owned, were $5.6 million, or 0.98% of total assets, as of March 31, 2019. When Blue Ridge receives collateral through foreclosures and similar proceedings, it is required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increased level of non-performing assets also increases Blue Ridge’s risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. Blue Ridge utilizes various techniques such as workouts, restructurings and loan sales to manage problem assets. Increases in, or negative changes in, the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect Blue Ridge’s business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that Blue Ridge will avoid increases in non-performing loans in the future.

Blue Ridge’s focus on lending to small to mid-sized community-based businesses may increase its credit risk.

Most of Blue Ridge’s commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which Blue Ridge operates negatively impact this important customer sector, Blue Ridge’s results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by Blue Ridge in recent years and the borrowers may not have experienced a complete business or economic cycle. Any deterioration of the borrowers’ businesses may hinder their ability to repay their loans with Blue Ridge, which could have a material adverse effect on its financial condition and results of operations.

Blue Ridge’s concentration in loans secured by real estate may increase its future credit losses, which would negatively affect Blue Ridge’s financial results.

Blue Ridge offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Credit risk and credit losses can increase if its loans are concentrated to borrowers who, as a group, may be uniquely or disproportionately affected by economic or market conditions. As of March 31, 2019, approximately 81.5% of Blue Ridge’s loans are secured by real estate, both residential and commercial, substantially all of which are located in its market area. A major change in the region’s real estate market, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by rising interest rates, could adversely affect Blue Ridge customers’ ability to pay these loans, which in turn could adversely impact Blue Ridge. Risk of loan defaults and foreclosures are inherent in the banking industry, and Blue Ridge tries to limit its exposure to this risk by carefully underwriting and monitoring its extensions of credit. Blue Ridge cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Blue Ridge has a moderate concentration of credit exposure in commercial real estate and loans with this type of collateral are viewed as having more risk of default.

As of March 31, 2019, Blue Ridge had approximately $176.9 million in loans secured by commercial real estate, representing approximately 40.9% of total loans outstanding at that date. The real estate consists primarily of non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner, as commercial real estate borrowers’ abilities to repay their loans frequently depends on the successful rental of their properties. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because Blue Ridge’s loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in its percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on Blue Ridge’s financial condition.

Blue Ridge’s banking regulators generally give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on Blue Ridge’s results of operations.

A portion of Blue Ridge’s loan portfolio consists of construction and land development loans, and a decline in real estate values and economic conditions would adversely affect the value of the collateral securing the loans and have an adverse effect on Blue Ridge’s financial condition.

At March 31, 2019, approximately 7.1% of Blue Ridge’s loan portfolio, or $30.9 million, consisted of construction and land development loans. Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate and improved, income producing real estate. Risk of loss on a construction or land development loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction or development, the marketability of the property, and the bid price and estimated cost (including interest) of construction or development. If the estimate of construction or development costs proves to be inaccurate, Blue Ridge may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, it may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders and developers, the cost breakdown of construction or development is provided by the builder or developer. Although Blue Ridge’s underwriting criteria are designed to evaluate and minimize the risks of each construction or land development loan, there can be no guarantee that these practices will have safeguarded against material delinquencies and losses to Blue Ridge’s operations. In addition, construction and land development loans are dependent on the successful completion of the projects they finance. Loans secured by vacant or unimproved land are generally riskier than loans secured by improved property. These loans are more susceptible to adverse conditions in the real estate market and local economy.

Blue Ridge’s results of operations are significantly affected by the ability of borrowers to repay their loans.

A significant source of risk for Blue Ridge is the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most of Blue Ridge’s loans are secured but some loans are unsecured. With respect to the secured loans, the collateral securing the repayment of these loans may be insufficient to cover the obligations owed under such loans. Collateral values may be adversely affected by changes in economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, terrorist activity, environmental contamination and other external events. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards may create the impression that a loan is adequately collateralized when it is not. Blue Ridge has adopted underwriting and credit monitoring procedures and policies, including regular reviews of appraisals and borrower financial statements, that management believes are appropriate to mitigate the risk of loss. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Blue Ridge’s financial condition and results of operations.

Changes in economic conditions, especially in the areas in which Blue Ridge conducts operations, could materially and negatively affect its business.

Blue Ridge’s business is directly impacted by economic conditions, legislative and regulatory changes, changes in government monetary and fiscal policies, and inflation, all of which are beyond its control. A deterioration in economic conditions, whether caused by global, national or local concerns, especially within Blue Ridge’s market area, could result in the following potentially material consequences: loan delinquencies increasing; problem assets and foreclosures increasing; demand for products and services decreasing; low cost or non-interest bearing deposits decreasing; and collateral for loans, especially real estate, declining in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans. An economic downturn could result in losses that materially and adversely affect Blue Ridge’s business.

Blue Ridge may be adversely impacted by changes in market conditions.

Blue Ridge is directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. As a financial institution, market risk is inherent in the financial instruments associated with Blue Ridge’s operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and trading account assets and liabilities. A few of the market conditions that may shift from time to time, thereby exposing Blue Ridge to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Blue Ridge’s investment securities portfolio, in particular, may be impacted by market conditions beyond its control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact Blue Ridge’s assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio, which could adversely affect Blue Ridge’s earnings and capital ratios.

Blue Ridge’s business is subject to interest rate risk, and variations in interest rates may negatively affect financial performance.

Changes in the interest rate environment may reduce Blue Ridge’s profits. It is expected that Blue Ridge will continue to realize income from the differential or “spread” between the interest earned on loans, securities, and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. Blue Ridge’s management cannot ensure that it can minimize interest rate risk. While an increase in the general level of interest rates may increase the loan yield and the net interest margin, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest and principal of their obligations. Also, when the difference between long-term interest rates and short-term interest rates is small or when short-term interest rates exceed long-term interest rates, Blue Ridge’s margins may decline and its earnings may be adversely affected. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and Blue Ridge’s overall profitability.

Blue Ridge’s mortgage banking revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market, any of which could adversely impact Blue Ridge’s profits.

Mortgage banking income, net of commissions, represented approximately 52.8% of total noninterest income for the year ended December 31, 2018. The success of Blue Ridge’s mortgage company is dependent upon its ability to originate loans and sell them to investors at or near current volumes. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. During the recovery from the financial crisis, revenues from mortgage banking increased due to a lowering interest rate environment that resulted in a high volume of mortgage loan refinancing activity. More recently, revenues have been adversely affected by rising interest rates, home affordability and inventory issues, and changing incentives for homeownership. Loan production levels may also suffer if Blue Ridge experiences a slowdown in the housing markets in which it conducts business or tightening credit conditions. Any sustained period of decreased activity caused by fewer refinancing transactions, higher interest rates, housing price pressure or loan underwriting restrictions would adversely affect Blue Ridge’s mortgage originations and, consequently, could significantly reduce its income from mortgage banking activities. As a result, these conditions would also adversely affect Blue Ridge’s results of operations.

Blue Ridge’s liquidity needs could adversely affect results of operations and financial condition.

Blue Ridge’s primary sources of funds are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Blue Ridge may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank of Atlanta (“FHLB”) advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While Blue Ridge believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Blue Ridge continues to grow and experiences increasing loan demand. Blue Ridge may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Blue Ridge may need to raise additional capital in the future and may not be able to do so on acceptable terms, or at all.

Access to sufficient capital is critical in order to enable Blue Ridge to implement its business plan, support its business, expand its operations and meet applicable capital requirements. The inability to have sufficient capital, whether internally generated through earnings or raised in the capital markets, could adversely impact Blue Ridge’s ability to support and to grow its operations. If Blue Ridge grows its operations faster than it generates capital internally, it will need to access the capital markets. Blue Ridge may not be able to raise additional capital in the form of additional debt or equity on acceptable terms, or at all. Blue Ridge’s ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, Blue Ridge’s financial condition and its results of operations. Economic conditions and a loss of confidence in financial institutions may increase Blue Ridge’s cost of capital and limit access to some sources of capital. Further, if Blue Ridge needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse impact on Blue Ridge’s business, financial condition and results of operations.

Blue Ridge operates in a highly regulated industry and the laws and regulations that govern Blue Ridge’s operations, corporate governance, executive compensation and financial accounting, or reporting, including changes in them or Blue Ridge’s failure to comply with them, may adversely affect Blue Ridge.

Blue Ridge is subject to extensive regulation and supervision that govern almost all aspects of its operations. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on Blue Ridge’s business activities, limit the dividends or distributions that it can pay, restrict the ability of institutions to guarantee its debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs.

Blue Ridge is currently facing increased regulation and supervision of its industry as a result of the financial crisis in the banking and financial markets. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect Blue Ridge in substantial and unpredictable ways. Such additional regulation and supervision has increased, and may continue to increase, Blue Ridge’s costs and limit its ability to pursue business opportunities. Further, Blue Ridge’s failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject it to restrictions on its business activities, fines and other penalties, any of which could adversely affect Blue Ridge’s results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect Blue Ridge’s business and financial condition.

Recently enacted capital standards, including the rules implementing the Basel III capital framework and certain provisions of the Dodd-Frank Act (the “Basel III Capital Rules”), may require Blue Ridge and Blue Ridge Bank to maintain higher levels of capital and liquid assets, which could adversely affect Blue Ridge’s profitability and return on equity.

Blue Ridge is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that Blue Ridge and Blue Ridge Bank must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If Blue Ridge fails to meet these minimum capital guidelines and/or other regulatory requirements, its financial condition would be materially and adversely affected. The Basel III Capital Rules require bank holding companies and their subsidiaries to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. While Blue Ridge is exempt from these capital requirements under the Federal Reserve’s Small Bank Holding Company Policy Statement (the “SBHC Policy Statement”), Blue Ridge Bank is not exempt and must comply. Blue Ridge Bank must also comply with the capital requirements set forth in the “prompt corrective action” regulations pursuant to Section 38 of the Federal Deposit Insurance Act of 1950 (the “FDI Act”). Satisfying capital requirements may require Blue Ridge to limit its banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect its business, financial condition and results of operations. The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the “EGRRCPA”), which became effective May 24, 2018, amended the Dodd-Frank Act to, among other things, provide relief from certain of these requirements. Although the EGRRCPA is still being implemented, Blue Ridge does not expect the EGRRCPA and the related rulemakings to materially reduce the impact of capital requirements on its business.

Regulations issued by the Consumer Financial Protection Bureau (the “CFPB”) could adversely impact earnings due to, among other things, increased compliance costs or costs due to noncompliance.

The CFPB has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. The CFPB has also been directed to write rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. For example, the CFPB issued a final rule, effective January 10, 2014, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms, or to originate “qualified mortgages” that meet specific requirements with respect to terms, pricing and fees. The rule also contains additional disclosure requirements at mortgage loan origination and in monthly statements. The requirements under the CFPB’s regulations and policies could limit Blue Ridge’s ability to make certain types of loans or loans to certain borrowers, or could make it more expensive and/or time consuming to make these loans, which could adversely impact Blue Ridge’s profitability.

Blue Ridge is subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage Blue Ridge’s reputation and otherwise adversely affect its business.

Blue Ridge’s business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”) in various information systems that Blue Ridge maintains and in those maintained by third party service providers. Blue Ridge also maintains important internal company data such as PII about its employees and information relating to its operations. Blue Ridge is subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees and other third-parties). For example, Blue Ridge’s business is subject to the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), which, among other things: (i) imposes certain limitations on Blue Ridge’s ability to share nonpublic PII about its customers with nonaffiliated third parties; (ii) requires that Blue Ridge provides certain disclosures to customers about its information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by it with nonaffiliated third parties (with certain exceptions); and (iii) requires that Blue Ridge develops, implements and maintains a written comprehensive information security program containing appropriate safeguards based on Blue Ridge’s size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. Ensuring that Blue Ridge’s collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase Blue Ridge’s costs. Furthermore, Blue Ridge may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused, Blue Ridge could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of Blue Ridge’s measures to safeguard PII, or even the perception that such measures are inadequate, could cause Blue Ridge to lose customers or potential customers and thereby reduce its revenues. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws and regulations may subject Blue Ridge to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage Blue Ridge’s reputation and otherwise adversely affect its operations, financial condition and results of operations.

The obligations associated with operating as a public company following the merger will require significant resources and management attention and will cause Blue Ridge to incur additional expenses, which will adversely affect its profitability.

Following the merger, Blue Ridge’s non-interest expenses will increase as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations. As a privately held company, Blue Ridge is not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. After the merger, Blue Ridge will be required to comply with the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, stock exchange listing requirements and other applicable securities rules and regulations. The Exchange Act requires, among other things, that Blue Ridge files annual, quarterly, and current reports with respect to its business and operating results with the SEC. Blue Ridge will also be required to ensure that it has the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Compliance with these rules and regulations will increase Blue Ridge’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on Blue Ridge’s systems and resources. As a public company, Blue Ridge will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with its obligations under the federal securities laws and applicable stock exchange rules;

•	create or expand the roles and duties of its board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance its investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources. Blue Ridge might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Blue Ridge’s business and earnings are impacted by governmental, fiscal and monetary policy over which it has no control.

Blue Ridge is affected by domestic monetary policy. The Federal Reserve regulates the supply of money and credit in the United States and its policies determine in large part Blue Ridge’s cost of funds for lending, investing and capital raising activities and the return it earns on those loans and investments, both of which affect Blue Ridge’s net interest margin. The actions of the Federal Reserve also can materially affect the value of financial instruments that Blue Ridge holds, such as loans and debt securities, and also can affect Blue Ridge’s borrowers, potentially increasing the risk that they may fail to repay their loans. Blue Ridge’s business and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond Blue Ridge’s control and hard to predict.

Changes in accounting standards could impact reported earnings.

The authorities that promulgate accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of Blue Ridge’s consolidated financial statements. These changes are difficult to predict and can materially impact how Blue Ridge records and reports its financial condition and results of operations. In some cases, Blue Ridge could be required to apply a new or revised standard retroactively, resulting in the restatement of financial statements for prior periods. Such changes could also require Blue Ridge to incur additional personnel or technology costs. For information regarding recent accounting pronouncements and their effects on Blue Ridge, see “Recent Accounting Pronouncements and Changes” in Note 26 of Blue Ridge’s audited financial statements for the year ended December 31, 2018 included elsewhere in this joint proxy statement/prospectus.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on Blue Ridge’s results of operation and financial condition.

Effective internal and disclosure controls are necessary for Blue Ridge to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If Blue Ridge cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. As part of Blue Ridge’s ongoing monitoring of internal control, it may discover material weaknesses or significant deficiencies in its internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Blue Ridge’s inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to Blue Ridge’s financial statements or other disclosures, which could have an adverse effect on its business, financial condition or results of operations. In addition, any failure to maintain effective controls or to timely effect any necessary improvement of Blue Ridge’s internal and disclosure controls could, among other things, result in losses from fraud or error, harm Blue Ridge’s reputation or cause investors to lose confidence in its reported financial information, all of which could have a material adverse effect on its results of operation and financial condition.

Blue Ridge qualifies as an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make its common stock less attractive to investors.

Blue Ridge qualifies as an “emerging growth company,” as defined in the federal securities laws. For as long as it continues to be an emerging growth company, Blue Ridge may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Blue Ridge could be an emerging growth company for up to five years, although it could lose that status sooner if its gross revenues exceed $1.0 billion, if it issues more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of its common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case Blue Ridge would no longer be an emerging growth company as of the following December 31. Blue Ridge cannot predict if investors will find its common stock less attractive because it may rely on these exemptions, or if it chooses to rely on additional exemptions in the future. If some investors find Blue Ridge’s common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Blue Ridge faces strong and growing competition from financial services companies and other companies that offer banking and other financial services, which could negatively affect Blue Ridge’s business.

Blue Ridge encounters substantial competition from other financial institutions in its market area and competition is increasing. Ultimately, Blue Ridge may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that Blue Ridge offers in its service area. These competitors include national, regional and community banks. Blue Ridge also faces competition from many other types of financial institutions, including finance companies, mutual and money market fund providers, brokerage firms, insurance companies, credit unions, financial subsidiaries of certain industrial corporations, financial technology companies and mortgage companies. Increased competition may result in reduced business for Blue Ridge.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loans and deposits, and range and quality of products and services provided, including new technology-driven products and services. If Blue Ridge is unable to attract and retain banking customers, it may be unable to continue to grow loan and deposit portfolios and its results of operations and financial condition may otherwise be adversely affected.

Blue Ridge may not be able to successfully manage its long-term growth, which may adversely affect its results of operations and financial condition.

A key aspect of Blue Ridge’s long-term business strategy is its continued growth and expansion. Blue Ridge’s ability to continue to grow depends, in part, upon its ability to (i) open new branch offices or acquire existing branches or other financial institutions, (ii) attract deposits to those locations, and (iii) identify attractive loan and investment opportunities.

Blue Ridge may not be able to successfully implement its growth strategy if it is unable to identify attractive markets, locations or opportunities to expand in the future, or if Blue Ridge is subject to regulatory restrictions on growth or expansion of its operations. Blue Ridge’s ability to manage its growth successfully also will depend on whether it can maintain capital levels adequate to support its growth, maintain cost controls and asset quality and successfully integrate any businesses Blue Ridge acquires into its organization. As Blue Ridge identifies opportunities to implement its growth strategy by opening new branches or acquiring branches or other banks, it may incur increased personnel, occupancy and other operating expenses. In the case of new branches, Blue Ridge must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding assets.

Blue Ridge may consider acquiring other businesses or expanding into new product lines that it believes will help it fulfill its strategic objectives. Blue Ridge expects that other banking and financial companies, some of which have significantly greater resources, will compete with it to acquire financial services businesses. This competition could increase prices for potential acquisitions that Blue Ridge believes are attractive. Acquisitions may also be subject to various regulatory approvals. If Blue Ridge fails to receive the appropriate regulatory approvals, it will not be able to consummate acquisitions that it believes are in its best interests.

When Blue Ridge enters into new markets or new lines of business, its lack of history and familiarity with those markets, clients and lines of business may lead to unexpected challenges or difficulties that inhibit its success. Blue Ridge’s plans to expand could depress earnings in the short run, even if it efficiently executes a growth strategy leading to long-term financial benefits.

Blue Ridge depends on the accuracy and completeness of information about clients and counterparties and Blue Ridge’s financial condition could be adversely affected if it relies on misleading or incorrect information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, Blue Ridge may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which it does not independently verify. Blue Ridge also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, Blue Ridge may assume that a client’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of that client. Blue Ridge’s financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

Blue Ridge’s success depends on its management team, and the unexpected loss of any of these personnel could adversely affect operations.

Blue Ridge’s success is, and is expected to remain, highly dependent on its management team, including current VCB officers that will join the management team in connection with the merger. This is particularly true because, as a community bank, Blue Ridge depends on the management team’s ties to the community and customer relationships to generate business. Blue Ridge’s growth will continue to place significant demands on management, and the loss of any such person’s services may have an adverse effect upon growth and profitability. If Blue Ridge fails to retain or continue to recruit qualified employees, growth and profitability could be adversely affected.

The success of Blue Ridge’s strategy depends on its ability to identify and retain individuals with experience and relationships in its markets.

In order to be successful, Blue Ridge must identify and retain experienced key management members and sales staff with local expertise and relationships. Competition for qualified personnel is intense and there is a limited number of qualified persons with knowledge of and experience in the community banking and mortgage industry in Blue Ridge’s chosen geographic market. Even if Blue Ridge identifies individuals that it believes could assist it in building its franchise, it may be unable to recruit these individuals away from their current employers. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Blue Ridge’s strategy is often lengthy. Blue Ridge’s inability to identify, recruit and retain talented personnel could limit its growth and could materially adversely affect its business, financial condition and results of operations.

Blue Ridge relies on other companies to provide key components of its business infrastructure.

Third parties provide key components of Blue Ridge’s business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While Blue Ridge has selected these third-party vendors carefully, it does not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services provided by a vendor and failure to handle current or higher volumes, could adversely affect Blue Ridge’s ability to deliver products and services to its customers and otherwise conduct its business, and may harm its reputation. Financial or operational difficulties of a third-party vendor could also hurt Blue Ridge’s operations if those difficulties interface with the vendor’s ability to serve Blue Ridge. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third-parties creates an unavoidable inherent risk to Blue Ridge’s business operations.

The soundness of other financial institutions could adversely affect Blue Ridge.

Blue Ridge’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Blue Ridge has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Blue Ridge or by other institutions. Many of these transactions expose Blue Ridge to credit risk in the event of default of its counterparty or client. In addition, credit risk may be exacerbated when the collateral held cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the financial instrument exposure due. There is no assurance that any such losses would not materially and adversely affect results of operations.

Blue Ridge is subject to a variety of operational risks, including reputational risk, legal and compliance risk, and the risk of fraud or theft by employees or outsiders.

Blue Ridge is exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees, operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or communications systems.

Reputational risk, or the risk to Blue Ridge’s earnings and capital from negative public opinion, could result from Blue Ridge’s actual or alleged conduct in any number of activities, including lending practices, corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Blue Ridge’s ability to attract and keep customers and employees and can expose it to litigation and regulatory action.

Further, if any of Blue Ridge’s financial, accounting, or other data processing systems fail or have other significant issues, Blue Ridge could be adversely affected. Blue Ridge depends on internal systems and outsourced technology to support these data storage and processing operations. Blue Ridge’s inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of Blue Ridge’s business operations. It could be adversely affected if one of its employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates its operations or systems. Blue Ridge is also at risk of the impact of natural disasters, terrorism and international hostilities on its systems and from the effects of outages or other failures involving power or communications systems operated by others. Blue Ridge may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, computer viruses or electrical or communications outages), which may give rise to disruption of service to customers and to financial loss or liability. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although Blue Ridge has policies and procedures in place to verify the authenticity of its customers, it cannot guarantee that such policies and procedures will prevent all fraudulent transfers. Such activity can result in financial liability and harm to Blue Ridge’s reputation. If any of the foregoing risks materialize, it could have a material adverse effect on Blue Ridge’s business, financial condition and results of operations.

Blue Ridge may be required to transition from the use of the London Interbank Offered Rate (“LIBOR”) index in the future.

Blue Ridge has certain variable-rate loans indexed to LIBOR to calculate the loan interest rate. The United Kingdom Financial Conduct Authority, which regulates LIBOR, has announced that the continued availability of the LIBOR on the current basis is not guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based variable-rate loans, as well as LIBOR-based securities, subordinated notes, trust preferred securities, or other securities or financial arrangements. The implementation of a substitute index or indices for the calculation of interest rates under Blue Ridge’s loan agreements with borrowers, subordinated notes that it has issued, or other financial arrangements may cause Blue Ridge to incur significant expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with customers or other counter-parties over the appropriateness or comparability to LIBOR of the substitute index or indices, any of which could have a material adverse effect on Blue Ridge’s results of operations.

Blue Ridge’s operations may be adversely affected by cyber security risks.

In the ordinary course of business, Blue Ridge collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees in systems and on networks. The secure processing, maintenance, and use of this information is critical to operations and Blue Ridge’s business strategy. Blue Ridge has invested in accepted technologies, and continually reviews processes and practices that are designed to protect its networks, computers, and data from damage or unauthorized access. Despite these security measures, Blue Ridge’s computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations, and damage to Blue Ridge’s reputation, which could adversely affect its business and financial condition. Furthermore, as cyber threats continue to evolve and increase, Blue Ridge may be required to expend significant additional financial and operational resources to modify or enhance its protective measures, or to investigate and remediate any identified information security vulnerabilities.

In addition, multiple major U.S. retailers have experienced data systems incursions reportedly resulting in the thefts of credit and debit card information, online account information and other financial or privileged data. Retailer incursions affect cards issued and deposit accounts maintained by many banks, including Blue Ridge. Although Blue Ridge’s systems are not breached in retailer incursions, these events can cause it to reissue a significant number of cards and take other costly steps to avoid significant theft loss to Blue Ridge and its customers. In some cases, Blue Ridge may be required to reimburse customers for the losses they incur. Other possible points of intrusion or disruption not within Blue Ridge’s control include internet service providers, electronic mail portal providers, social media portals, distant-server (cloud) service providers, electronic data security providers, telecommunications companies, and smart phone manufacturers.

Consumers may increasingly decide not to use banks to complete their financial transactions, which would have a material adverse impact on Blue Ridge’s financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on Blue Ridge’s financial condition and results of operations.

Blue Ridge’s ability to operate profitably may be dependent on its ability to integrate or introduce various technologies into its operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. Blue Ridge’s ability to compete successfully in its market may depend on the extent to which it is able to implement or exploit such technological changes. If Blue Ridge is not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition or operating results could be adversely affected.

Blue Ridge relies upon independent appraisals to determine the value of the real estate that secures a significant portion of its loans and the value of foreclosed properties carried on its books, and the values indicated by such appraisals may not be realizable if it is forced to foreclose upon such loans or liquidate such foreclosed property.

As indicated above, a significant portion of Blue Ridge’s loan portfolio consists of loans secured by real estate and it also holds a portfolio of foreclosed properties. Blue Ridge relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of Blue Ridge’s loans and the foreclosed properties held by Blue Ridge may be more or less valuable than anticipated. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, Blue Ridge may not be able to recover the outstanding balance of the loan. It may also be unable to sell its foreclosed properties for the values estimated by their appraisals.

Blue Ridge is exposed to risk of environmental liabilities with respect to properties to which it takes title.

In the course of its business, Blue Ridge may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. Blue Ridge may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or Blue Ridge may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If Blue Ridge is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect Blue Ridge’s business.

Risks Related to Blue Ridge’s Common Stock

Blue Ridge is not obligated to pay dividends and its ability to pay dividends is limited.

Blue Ridge’s ability to make dividend payments on its common stock depends primarily on certain regulatory considerations and the receipt of dividends and other distributions from Blue Ridge Bank. There are various regulatory restrictions on the ability of banks, such as Blue Ridge Bank, to pay dividends or make other payments to their holding companies. Blue Ridge is currently paying a quarterly cash dividend to holders of its common stock at a rate of $0.1425 per share. Although Blue Ridge has historically paid a cash dividend to the holders of its common stock, holders of its common stock are not entitled to receive dividends, and Blue Ridge is not obligated to pay dividends in any particular amounts or at any particular times. Regulatory, economic and other factors may cause the Blue Ridge Board to consider, among other things, the reduction of dividends paid on its common stock. See “Description of Blue Ridge Capital Stock” on page [●] and “Market for Common Stock and Dividends” on page [●].

Future issuances of Blue Ridge’s common stock could adversely affect the market price of the common stock and could be dilutive.

Following the completion of the merger, the Blue Ridge Board, without the approval of shareholders, could from time to time decide to issue additional shares of common stock or shares of preferred stock, which may adversely affect the market price of the shares of common stock and could be dilutive to Blue Ridge shareholders. Any sale of additional shares of Blue Ridge common stock may be at prices lower than the market value of the shares to be issued in the merger or on terms better than those of the shares to be issued in the merger. In addition, new investors may have rights, preferences and privileges that are senior to, and that could adversely affect, Blue Ridge’s existing shareholders. For example, preferred stock would be senior to common stock in right of dividends and as to distributions in liquidation. Blue Ridge cannot predict or estimate the amount, timing, or nature of its future offerings of equity securities. Thus, Blue Ridge shareholders bear the risk of future offerings diluting their stock holdings, adversely affecting their rights as shareholders, and/or reducing the market price of Blue Ridge common stock.

Blue Ridge common stock currently has a limited trading market and is thinly traded, and a more liquid market for its common stock may not develop after the merger, which may limit the ability of shareholders to sell their shares and may increase price volatility.

Blue Ridge’s common stock is quoted on the OTC Markets Group’s Pink marketplace under the symbol “BRBS.” Blue Ridge common stock is thinly traded and has substantially less liquidity than the trading markets for many other bank holding companies. Although Blue Ridge intends to apply to list its common stock on the Nasdaq Stock Market or the New York Stock Exchange in connection with the merger, Blue Ridge will be required to meet the initial listing requirements of such exchange to be listed. Blue Ridge may not be able to meet those initial listing requirements, and even if Blue Ridge’s common stock is so listed, Blue Ridge may be unable to maintain the listing of its common stock in the future. In addition, there can be no assurance that an active trading market for shares of Blue Ridge’s common stock will develop or if one develops, that it can be sustained following the merger. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within Blue Ridge’s control. Therefore, Blue Ridge’s shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period.

In addition, thinly traded stocks can be more volatile than more widely traded stocks. Blue Ridge’s stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include, but are not limited to, changes in analysts’ recommendations or projections, developments related to Blue Ridge’s business and operations, stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry. Blue Ridge’s stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to its performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of Blue Ridge’s common stock, and the current market price may not be indicative of future market prices.

Blue Ridge’s governing documents and Virginia law contain provisions that may discourage or delay an acquisition of Blue Ridge even if such acquisition or transaction is supported by shareholders.

Certain provisions of Blue Ridge’s articles of incorporation could delay or make a merger, tender offer or proxy contest involving Blue Ridge more difficult, even in instances where the shareholders deem the proposed transaction to be beneficial to their interests. One provision, among others, provides that a plan of merger, share exchange, sale of all or substantially all of Blue Ridge’s assets, or similar transaction must be approved and recommended by the affirmative vote of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction if the transaction is with a corporation, person or entity that is a beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which Blue Ridge shareholders might otherwise receive a substantial premium for their shares over then-current market prices. To the extent that these provisions discourage or prevent takeover attempts, they may tend to reduce the market price for Blue Ridge’s common stock.

The rights of holders of Blue Ridge common stock are subordinate in some respects to the rights of holders of Blue Ridge’s debt securities.

As of March 31, 2019, Blue Ridge had $10.0 million of subordinated notes outstanding and may issue more debt securities or otherwise incur debt in the future. The rights of holders of Blue Ridge’s debt to receive payments are superior to the rights of the holders of Blue Ridge’s common stock to receive payments of dividends and payments upon a sale or liquidation of Blue Ridge. In addition, the agreements under which the subordinated notes were issued prohibit Blue Ridge from paying any dividends on its common stock or making any other distributions to its shareholders upon its failure to make any required payment of principal or interest or during the continuance of an event of default under the applicable agreement. Events of default generally consist of, among other things, certain events of bankruptcy, insolvency or liquidation relating to Blue Ridge. If Blue Ridge were to fail to make a required payment of principal or interest on its subordinated notes, it could have a material adverse effect on the market value of Blue Ridge’s common stock.

An investment in Blue Ridge common stock is not an insured deposit.

Blue Ridge’s common stock is not a bank deposit and, therefore, it is not insured against loss by the Federal Deposit Insurance Corporation (the “FDIC”) or by any other public or private entity. An investment in Blue Ridge common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this joint proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company and, as a result, shareholders may lose some or all of their investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Blue Ridge and VCB. These forward-looking statements are subject to a number of factors and uncertainties which could cause Blue Ridge’s or VCB’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and Blue Ridge and VCB do not assume any duty to update forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Blue Ridge and VCB, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Blue Ridge’s and VCB’s plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Blue Ridge’s and VCB’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	fluctuations in the market price of Blue Ridge common stock and the related effect on the market value of the stock consideration that VCB shareholders may receive upon completion of the merger;

•	the expected cost savings from the transaction may not be fully realized or may take longer to realize than expected;

•	the integration of the businesses of Blue Ridge and VCB may be more difficult, costly or time-consuming than expected, and could result in the loss of customers;

•	regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	a significant delay in the completion of the merger could negatively affect Blue Ridge and VCB as a combined company;

•

the fairness opinions of Blue Ridge’s and VCB’s advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the date of the opinions and the shareholder meetings or the completion of the merger; if the merger is completed, VCB shareholders will have less influence on the management and policies of Blue Ridge than they had on VCB independently before the merger;

•	business uncertainties and contractual restrictions while the merger is pending;

•	distraction of VCB and Blue Ridge management as a result of the merger;

•	changes in general business, economic and market conditions;

•	changes in fiscal and monetary policies, and laws and regulations;

•	changes in interest rates, deposit flows, loan demand and real estate values;

•	deterioration in asset quality and/or a reduced demand for, or supply of, credit;

•	increased information security risk, including cyber security risk, which may lead to potential business disruptions or financial losses;

•	volatility in the securities markets generally or in the market price of Blue Ridge’s stock specifically; and

•	Blue Ridge’s limited ability to pay dividends;

•	other risks and factors identified in this joint proxy statement/prospectus in the “Risk Factors” section beginning on page [●].

BLUE RIDGE SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Blue Ridge special meeting that has been called to vote upon the matters described below.

Blue Ridge is mailing this joint proxy statement/prospectus on or about [●], 2019, to holders of shares of Blue Ridge common stock at the close of business on [●], 2019, which is the record date for the Blue Ridge special meeting. Together with this joint proxy statement/prospectus, Blue Ridge is also sending a notice of the Blue Ridge special meeting and a form of proxy that is solicited by the Blue Ridge Board for use at the Blue Ridge special meeting to be held on [●], 2019 at [●] [●].m., local time, at the [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Blue Ridge shareholders will be asked to:

1.	Approve the Blue Ridge merger proposal (see “Blue Ridge Proposals – Proposal No. 1 – Approval of the Merger” beginning on page [●]); and

2.

Approve any motion to adjourn the Blue Ridge special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the Blue Ridge merger proposal (see “Blue Ridge Proposals – Proposal No. 2 – Adjournment of the Special Meeting” beginning on page [●]).

Recommendations of the Blue Ridge Board

The Blue Ridge Board unanimously (1) determined that the merger agreement is in the best interests of Blue Ridge and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge merger proposal. The Blue Ridge Board also unanimously recommends that Blue Ridge shareholders vote “FOR” the Blue Ridge adjournment proposal.

Record Date and Voting Rights

The Blue Ridge Board has fixed the close of business on [●], 2019 as the record date for determining the shareholders entitled to notice of and to vote at the Blue Ridge special meeting or any postponement or adjournment thereof. Accordingly, Blue Ridge shareholders are only entitled to notice of and to vote at the Blue Ridge special meeting if they were record holders of Blue Ridge common stock at the close of business on the record date. On the record date, there were [●] shares of Blue Ridge common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits Blue Ridge to conduct business at the Blue Ridge special meeting, it needs the presence, whether in person or by proxy, of the holders of Blue Ridge common stock representing a majority of the shares outstanding on the record date and entitled to vote. Each Blue Ridge shareholder is entitled to one vote for each outstanding share of Blue Ridge common stock held by such shareholder as of the close of business on the record date.

Holders of shares of Blue Ridge common stock present in person at the Blue Ridge special meeting but not voting, and shares of Blue Ridge common stock for which Blue Ridge has received proxies indicating that its holders have abstained, will be counted as present at the Blue Ridge special meeting for purposes of determining whether there is a quorum for transacting business. With respect to shares held in “street name,” the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain “routine” items. In the case of “non-routine” items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no “routine” items to be voted on at the Blue Ridge special meeting, nominee record holders of Blue Ridge common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the Blue Ridge special meeting and will not count towards the satisfaction of a quorum.

Votes Required

Vote Required for the Blue Ridge Merger Proposal (Proposal No. 1)

Approval of the Blue Ridge merger proposal requires the affirmative vote of more than two-thirds of the shares of Blue Ridge common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the Blue Ridge merger proposal. In addition, a failure to vote Blue Ridge shares by proxy or in person will have the same effect as a vote against the Blue Ridge merger proposal.

Vote Required for the Adjournment Proposal (Proposal No. 2)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of Blue Ridge Directors and Executive Officers

As of the record date, directors and executive officers of Blue Ridge and their affiliates beneficially owned [●] shares of Blue Ridge common stock, representing approximately [●]% of the aggregate voting power of Blue Ridge shares entitled to vote at the Blue Ridge special meeting. All of Blue Ridge’s directors have entered into affiliate agreements pursuant to which, subject to certain exceptions, they have agreed to vote their shares of Blue Ridge common stock in favor of the Blue Ridge merger proposal.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Blue Ridge shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Blue Ridge shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Blue Ridge common stock represented by it will be voted at the Blue Ridge special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the Blue Ridge common stock represented by each such proxy will be voted at the Blue Ridge special meeting as follows: (1) “FOR” the Blue Ridge merger proposal (Proposal No. 1) and (2) “FOR” the Blue Ridge adjournment proposal (Proposal No. 2).

If the Blue Ridge special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Blue Ridge special meeting in the same manner as they would have been voted at the originally scheduled Blue Ridge special meeting except for any proxies that have been properly withdrawn or revoked.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope (or follow the instructions to vote your shares via the Internet or by telephone) whether or not you plan to attend the Blue Ridge special meeting in person.

Voting in Person

If a Blue Ridge shareholder wishes to vote in person at the Blue Ridge special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Blue Ridge shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Blue Ridge special meeting. If a Blue Ridge shareholder grants a proxy with respect to the shareholder’s Blue Ridge shares and then attends the Blue Ridge special meeting in person, such attendance at the Blue Ridge special meeting or at any adjournment or postponement of the Blue Ridge special meeting will not automatically revoke the proxy. A Blue Ridge shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	voting via the Internet or telephone as of a date subsequent to the initial Internet or telephone vote; or

•	attending the Blue Ridge special meeting and voting in person (attendance at the Blue Ridge special meeting will not itself revoke a proxy).

If a Blue Ridge shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the Corporate Secretary of Blue Ridge, 17 West Main Street, Luray, Virginia 22835, so that it is received by the Corporate Secretary no later than the beginning of the Blue Ridge special meeting or, if the Blue Ridge special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Blue Ridge shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy, please contact Amanda G. Story, Blue Ridge’s Corporate Secretary, at 17 West Main Street, Luray, Virginia 22835, or at (540) 743-6521.

Solicitation of Proxies

This solicitation is made on behalf of the Blue Ridge Board, and Blue Ridge will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Blue Ridge shareholders. Proxies may be solicited, without extra compensation, by Blue Ridge’s directors, officers, and employees in person or by mail, telephone or other electronic means. In addition, Blue Ridge has engaged Regan & Associates, Inc. to assist it in the distribution and solicitation of proxies for a fee of approximately $11,000.

BLUE RIDGE PROPOSALS

Proposal No. 1 – Approval of the Merger

At the Blue Ridge special meeting, Blue Ridge shareholders will be asked to approve the Blue Ridge merger proposal providing for the merger of VCB with and into Blue Ridge. Blue Ridge shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Blue Ridge Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger is advisable and in the best interests of Blue Ridge and its shareholders. See “The Merger – Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board” for a more detailed discussion of the recommendation of the Blue Ridge Board.

THE BLUE RIDGE BOARD UNANIMOUSLY RECOMMENDS THAT BLUE RIDGE SHAREHOLDERS

VOTE “FOR” THE BLUE RIDGE MERGER PROPOSAL.

Proposal No. 2 – Adjournment of the Special Meeting

If Blue Ridge does not receive a sufficient number of votes to constitute a quorum of the Blue Ridge common stock or approve the Blue Ridge merger proposal, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Blue Ridge does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve such proposal. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Blue Ridge shareholders for approval, the approval requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

THE BLUE RIDGE BOARD UNANIMOUSLY RECOMMENDS THAT BLUE RIDGE SHAREHOLDERS

VOTE “FOR” THE BLUE RIDGE ADJOURNMENT PROPOSAL.

VCB SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the VCB special meeting that has been called to vote upon the matters described below.

VCB is mailing this joint proxy statement/prospectus on or about [●], 2019, to holders of shares of VCB common stock at the close of business on [●], 2019, which is the record date for the VCB special meeting. Together with this joint proxy statement/prospectus, VCB is also sending a notice of the VCB special meeting and a form of proxy that is solicited by the VCB Board for use at the VCB special meeting to be held on [●], 2019 at [●]:00 [●].m., local time, at [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, VCB shareholders will be asked to:

1.	Approve the VCB merger proposal (see “VCB Proposals – Proposal No. 1 – Approval of the Merger” beginning on page [●]); and

2.

Approve any motion to adjourn the VCB special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the VCB merger proposal (see “VCB Proposals – Proposal No. 2 – Adjournment of the Special Meeting” beginning on page [●]).

Recommendations of the VCB Board

The VCB Board unanimously (1) determined that the merger agreement is in the best interests of VCB and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that VCB shareholders vote “FOR” the VCB merger proposal. The VCB Board also unanimously recommends that VCB shareholders vote “FOR” the VCB adjournment proposal.

Record Date and Voting Rights

The VCB Board has fixed the close of business on [●], 2019 as the record date for determining the shareholders entitled to notice of and to vote at the VCB special meeting or any postponement or adjournment thereof. Accordingly, VCB shareholders are only entitled to notice of and to vote at the VCB special meeting if they were record holders of VCB common stock at the close of business on the record date. On the record date, there were [●] shares of VCB common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits VCB to conduct business at the VCB special meeting, it needs the presence, whether in person or by proxy, of the holders of VCB common stock representing a majority of the shares outstanding on the record date and entitled to vote. A VCB shareholder is entitled to one vote for each outstanding share of VCB common stock held as of the close of business on the record date.

Holders of shares of VCB common stock present in person at the VCB special meeting but not voting, and shares of VCB common stock for which VCB has received proxies indicating that its holders have abstained, will be counted as present at the VCB special meeting for purposes of determining whether there is a quorum for transacting business. With respect to shares held in “street name,” the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain routine items. In the case of non-routine items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no routine items to be voted on at the VCB special meeting, nominee record holders of VCB common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the VCB special meeting and will not count towards the satisfaction of a quorum.

Votes Required

Vote Required for the VCB Merger Proposal (Proposal No. 1)

Approval of the VCB merger proposal requires the affirmative vote of not less than two-thirds of the shares of VCB common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the VCB merger proposal. In addition, a failure to vote VCB shares by proxy or in person will have the same effect as a vote against the VCB merger proposal.

Vote Required for the Adjournment Proposal (Proposal No. 2)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes will not count as votes cast for or against the adjournment proposal and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of VCB Directors and Executive Officers

As of the record date, directors and executive officers of VCB and their affiliates beneficially owned [●] shares of VCB common stock, representing approximately [●]% of the aggregate voting power of VCB shares entitled to vote at the VCB special meeting. All of VCB’s directors have entered into affiliate agreements pursuant to which, subject to certain exceptions, they have agreed to vote their shares of VCB common stock in favor of the VCB merger proposal.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of VCB shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the VCB shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of VCB common stock represented by it will be voted at the VCB special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the VCB common stock represented by each such proxy will be voted at the VCB special meeting as follows: (1) “FOR” the VCB merger proposal (Proposal No. 1) and (2) “FOR” the VCB adjournment proposal (Proposal No. 2).

If the VCB special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned VCB special meeting in the same manner as they would have been voted at the originally scheduled VCB special meeting except for any proxies that have been properly withdrawn or revoked.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope (or follow the instructions to vote your shares via the Internet or by telephone) whether or not you plan to attend the VCB special meeting in person.

Voting in Person

If a VCB shareholder wishes to vote in person at the VCB special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any VCB shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the VCB special meeting. If a VCB shareholder grants a proxy with respect to the shareholder’s VCB shares and then attends the VCB special meeting in person, such attendance at the VCB special meeting or at any adjournment or postponement of the VCB special meeting will not automatically revoke the proxy. A VCB shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	voting via Internet or telephone as of a date subsequent to the initial Internet or telephone vote; or

•	attending the VCB special meeting and voting in person (attendance at the VCB special meeting will not itself revoke a proxy).

If a VCB shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the Corporate Secretary of VCB at 114 Industrial Drive, Louisa, Virginia 23093, so that it is received by the Corporate Secretary no later than the beginning of the VCB special meeting or, if the VCB special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a VCB shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy, please contact Amy M. Schick, Corporate Secretary, at 114 Industrial Drive, Louisa, Virginia 23093, by e-mail at amy.schick@vacmbk.com, or by telephone at (540) 967-2111.

Solicitation of Proxies

This solicitation is made on behalf of the VCB Board, and VCB will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to VCB shareholders. Proxies may be solicited, without extra compensation, by VCB’s directors, officers, and employees in person or by mail, telephone or other electronic means. In addition, VCB has engaged Regan & Associates, Inc. to assist it in the distribution and solicitation of proxies for a fee of approximately $4,500.

Appraisal Rights

VCB shareholders are entitled to appraisal rights under Virginia law in connection with the merger. For information on how to exercise and perfect your appraisal rights, please see “The Merger – Appraisal Rights” beginning on page [●].

VCB PROPOSALS

Proposal No. 1 – Approval of the Merger

At the VCB special meeting, VCB shareholders will be asked to approve the merger agreement proposal providing for the merger of VCB with and into Blue Ridge. VCB shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the VCB Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger is advisable and in the best interests of VCB and its shareholders. See “The Merger – VCB’s Reasons for the Merger; Recommendation of the VCB Board” for a more detailed discussion of the recommendation of the VCB Board.

THE VCB BOARD UNANIMOUSLY RECOMMENDS THAT VCB SHAREHOLDERS

VOTE “FOR” THE VCB MERGER PROPOSAL.

Proposal No. 2 – Adjournment of the Special Meeting

If VCB does not receive a sufficient number of votes to constitute a quorum of the VCB common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. VCB does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the VCB shareholders for approval, the approval requires that the votes cast for such proposal exceed the votes cast against such proposal.

THE VCB BOARD UNANIMOUSLY RECOMMENDS THAT VCB SHAREHOLDERS

VOTE “FOR” THE VCB ADJOURNMENT PROPOSAL.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Blue Ridge common stock and VCB common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, you are directed to the merger agreement, including the exhibits thereto, copies of which are attached as Appendix A and are incorporated in this joint proxy statement/prospectus by reference.

Background of the Merger

As part of its consideration and assessment of VCB’s long-term alternatives, prospects and strategies, the VCB Board has periodically discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities have included, among other alternatives, continuing as an independent institution, growing internally or affiliating with another institution.

Similarly, the Blue Ridge Board and management have, from time to time, engaged in long-term strategic reviews and considered ways to enhance shareholder value and Blue Ridge’s performance in light of industry and market conditions, including through potential strategic transactions such as an acquisition of another financial institution.

With an understanding that size and scale may provide increased long-term shareholder value, the VCB Board and management continued in 2017 to evaluate strategic options, including a possible merger or other strategic combination with another financial institution or financial industry partner. Among other benefits, the VCB Board believed that a potential merger or strategic combination would likely achieve economies of scale to absorb increased regulatory compliance costs and additional operating costs. From time to time, VCB had been approached by other financial institutions and other financial industry firms looking to enter or expand in and around the central Virginia market. In consideration of these factors, in April 2017, VCB began exploring a strategic transaction with Atlantic Bay Mortgage Group L.L.C. (“Atlantic Bay”), a privately owned national mortgage lender. In July 2017, VCB announced plans to merge with Atlantic Bay in an all-stock deal. The deal initially was expected to close in the fourth quarter of 2017; however, in August 2018 the time frame for closing the transaction remained unclear, and the parties mutually decided to withdraw their merger applications and terminate the transaction. Following the termination of the merger with Atlantic Bay, management and the VCB Board focused on building value by remaining independent; however, VCB continued to be approached by other financial institutions looking to enter or expand in and around the central Virginia market. The VCB Board continued reviewing and assessing the company’s long-term strategic goals and opportunities, all with a focus on enhancing shareholder value.

To assist the VCB Board in its continuing review of strategic goals and opportunities (including potential strategic alternatives), on February 7, 2019, the VCB Board invited representatives of Sandler O’Neill, a nationally known and experienced investment banking firm, to attend the VCB Board’s strategic planning meeting. Over the past several years, VCB has worked with Sandler O’Neill on a variety of strategic initiatives, including reviewing capital and analyzing strategic alternatives. Sandler O’Neill also served as financial advisor to VCB in the terminated Atlantic Bay transaction. During the meeting the VCB Board and representatives of Sandler O’Neill discussed the current banking environment and recent transactions in the banking and financial services industry. The VCB Board reviewed a variety of strategic alternatives, including VCB’s prospects for organic growth on a stand-alone basis and a strategic merger with another financial institution. Following this discussion and in consideration of many of the same factors that led the VCB Board to enter into the Atlantic Bay transaction, the VCB Board formally engaged Sandler O’Neill and directed executive management, in coordination with Sandler O’Neill, to prepare a confidential information memorandum that could be used to provide information about VCB to potential merger partners and to populate an online data room to facilitate the performance of due diligence by potential merger partners.

The VCB Board noted that it was not under any obligation to proceed with a transaction should the distribution of the confidential information memorandum not generate the desired results in terms of valuation and other factors that it determined to be in the best interests of VCB and its shareholders. Sandler O’Neill contacted 18 financial institutions regarding their interest in a potential strategic transaction. Fifteen candidates entered into confidentiality agreements and then obtained access to a virtual data room containing the confidential information memorandum and extensive financial and operating information on VCB. Ten of those candidates, including Blue Ridge, submitted non-binding indications of interest to VCB by March 22, 2019.

At a regular meeting of the Blue Ridge Board on March 20, 2019, the Blue Ridge Board discussed a potential transaction with VCB with Blue Ridge management and representatives of Raymond James, a nationally recognized investment banking firm. At the meeting, the Blue Ridge Board reviewed and discussed a draft of a non-binding indication of interest to acquire VCB and a pro forma analysis of the combined companies, both of which were provided to the Blue Ridge Board in advance of the meeting. Representatives of Raymond James were present by telephone and reviewed the financial analysis of the key terms of the potential acquisition, including a discussion of the financial modeling and underlying assumptions of the transaction. Blue Ridge management discussed the benefits of a partnership between Blue Ridge and VCB, the culture of both companies, the purchase price and form of consideration, corporate structure, contingencies, board of directors and employee matters, executive officer retention, timing, and required approvals. Following thorough discussion, the Blue Ridge Board authorized Blue Ridge management to submit the non-binding indication of interest to the VCB Board and, if selected to do so, proceed with additional due diligence of VCB.

A special meeting of the VCB Board was held on March 26, 2019, with representatives of Sandler O’Neill present by telephone and with representatives from the law firm Hunton Andrews Kurth, LLP (“Hunton”), legal counsel for VCB, also present by telephone, to review the indications of interest. Representatives of Hunton reviewed with the board its fiduciary duties under Virginia law in the context of a proposed merger. The VCB Board reviewed the proposals in detail with extensive discussion regarding the history of the interested parties and their stock performance, pro-forma analysis of the combined companies, and opportunities and risks for VCB shareholders under each of the 10 proposals. One proposal consisted of 100% stock consideration and nine of the proposals consisted of mixed cash and stock consideration, with percentages ranging from 50% stock to 90% stock and with implied per share consideration ranging from $51.25 to $60.00.

The VCB Board, after discussions with representatives of Sandler O’Neill, identified the top four proposals. The Blue Ridge proposal consisted of mixed consideration with 60% stock and 40% cash. The cash portion of the consideration was fixed at $53.00 per share. The other institutions that submitted the leading non-binding indications of interest to VCB are referred to as Institution A, Institution B and Institution C. Institution A’s proposal consisted of mixed consideration with 70% stock and 30% cash. The cash portion per share ranged from $53.00 - $56.00. Institution B’s proposal consisted of mixed consideration with 80% stock and 20% cash. The cash portion per share was fixed at $56.00. Institution C’s proposal consisted of mixed consideration with 50% stock and 50% cash. The cash portion per share ranged from $53.00 - $58.00.

After considering the merits of each of the proposals, and after discussions with representatives of Sandler O’Neill and of Hunton, the VCB Board instructed Sandler O’Neill to invite Blue Ridge, Institution A, Institution B and Institution C to conduct additional due diligence on VCB, including on-site due diligence visits with VCB’s management, and to submit revised non-binding indications of interest to VCB by April 26, 2019.

From March 26, 2019, to April 26, 2019, the four financial institutions conducted a comprehensive due diligence review of VCB, including meetings with executive management of VCB to discuss various matters. During this time, Blue Ridge management conducted additional diligence of VCB, continued its financial analysis of a transaction with VCB and determined that the benefits of such a transaction warranted moving forward in the process. At a regularly scheduled meeting of the Blue Ridge Board and strategic planning committee on April 17, 2019, management provided an update on the status of a potential transaction with and its due diligence of VCB. Following that discussion, the Blue Ridge Board authorized Blue Ridge management to work toward preparing a revised non-binding indication of interest to submit to VCB by April 26, 2019.

On April 26, 2019, a special meeting of the Blue Ridge Board was held with representatives of Raymond James present by telephone. Representatives of Raymond James reviewed updated financial aspects of the proposed transaction and an updated non-binding indication of interest. Blue Ridge management discussed with the Blue Ridge Board the results of due diligence performed to date and the changes from the initial indication of interest that had been submitted to VCB. Blue Ridge’s revised indication of interest increased the cash portion of the merger consideration to $58.00 per share. Following thorough discussion, the Blue Ridge Board authorized Blue Ridge management to submit the revised non-binding indication of interest to the VCB Board on the terms discussed during the meeting.

Of the four candidates invited to perform additional due diligence and submit a revised non-binding indication of interest, three candidates, including Blue Ridge, submitted non-binding indications of interest to VCB on April 26, 2019. Institution C elected not to continue with the process. The three revised proposals consisted of mixed cash and stock consideration, with percentages ranging from 60% stock to 80% stock and with aggregate implied per share consideration ranging from $55.00 to $60.68. The Blue Ridge revised proposal consisted of mixed consideration with 60% stock and 40% cash, with cash consideration of $58.00 per share and a fixed exchange ratio (without a cap or collar) that resulted in an aggregate implied purchase price of $60.68 per share based on the closing price of Blue Ridge’s stock on April 26, 2019.

A special meeting of the VCB Board was held on April 30, 2019 with representatives of Sandler O’Neill and of Hunton present to review the revised indications of interest. A representative of Sandler O’Neill presented a financial analysis of Blue Ridge, Institution A and Institution B, and of the proposed merger consideration described in each of their proposals. The Sandler O’Neill representative also presented a net present value analysis of VCB on a stand-alone basis utilizing internal financial projections for VCB for the year ending December 31, 2019, as well as an estimated long-term annual earnings per share growth rate for the years thereafter, as provided by senior management of VCB. Hunton representatives discussed the purpose for the meeting and the legal standards and responsibilities of the directors with regard to matters before them. The VCB Board considered at length whether or not to move forward with a merger transaction, the merits of stock versus cash and percentages of mixed consideration, and the risks and benefits of continuing the process with only one of the parties. The VCB Board discussed which proposal represented the better combination of high valuation and low execution risk relative to the other proposals. Following this discussion, the VCB Board authorized management to advance the merger discussions with Blue Ridge and to grant Blue Ridge a 30-day period of exclusivity to conduct additional due diligence and negotiate a definitive merger agreement with VCB. On May 3, 2019, VCB and Blue Ridge entered into a letter of intent containing a 30-day exclusivity period.

On May 4, 2019, Williams Mullen, legal counsel for Blue Ridge, delivered a draft of a proposed definitive merger agreement containing the proposed complete terms of the transaction. During the period from May 4, 2019 through May 13, 2019, the parties and their legal counsel exchanged drafts and negotiated changes to the draft merger agreement in an effort to resolve all open issues to reach a definitive merger agreement. During this time, management of the parties and their respective financial advisors continued discussions and additional due diligence on both VCB and Blue Ridge was performed. Among other things, Blue Ridge populated a virtual data room to facilitate the performance of due diligence of it by VCB. The parties also provided drafts of their respective disclosure schedules to the merger agreement and discussed other aspects of the proposed transaction and merger integration issues. During this period, Blue Ridge also negotiated the terms of the employment agreements to be entered into between Blue Ridge and each of A. Preston Moore Jr., VCB’s President and Chief Executive Officer, and Thomas M. Crowder, VCB’s Executive Vice President, Chief Financial Officer and Chief Operating Officer, each to be effective upon the consummation of the proposed merger. Messrs. Moore and Crowder were advised by separate independent counsel in connection with the employment agreements.

On May 10, 2019, the VCB Board held a special meeting to discuss the draft merger agreement and related issues. Also present were representatives of Sandler O’Neill and Hunton. Hunton representatives discussed the purpose for the meeting and the legal standards and responsibilities of the directors with regard to the matters before them. The purpose of the meeting was to provide the VCB Board with an opportunity to review, consider, and discuss the potential merger. Hunton representatives reviewed the draft merger agreement and related ancillary documents with the VCB Board, copies of which were delivered to each director prior to the meeting, and responded to questions, and engaged in discussion, regarding various transaction terms, including the circumstances under which the VCB Board would have the right to entertain superior third-party offers prior to the closing of the merger, the termination fee that would be payable by VCB if the merger agreement were terminated under certain circumstances, and the affirmative and negative covenants that would be applicable to VCB and Virginia Community Bank prior to the closing of the merger. Hunton representatives also walked the VCB Board through the remaining open points in the draft merger agreement and related ancillary documents and received guidance on those items from management and the VCB Board. VCB management and representatives of Hunton also reported on the status of their due diligence review of Blue Ridge. A Sandler O’Neill representative reviewed with the VCB Board the background of the process which had been undertaken to that point, and presented a financial analysis of Blue Ridge and of the proposed merger consideration.

On the afternoon of May 13, 2019, the VCB Board held a special telephonic meeting to further consider the proposed merger with Blue Ridge. Representatives of Sandler O’Neill and Hunton also joined the meeting by telephone. Representatives of Sandler O’Neill delivered to the VCB Board its oral opinion, which was subsequently confirmed in writing, to the effect that, based on and subject to the assumptions, limitations, qualifications and conditions set forth in Sandler O’Neill written opinion, as of that date, the merger consideration to be received in the merger by VCB common shareholders was fair, from a financial point of view, to such holders. Hunton representatives then requested and received confirmation from the directors that each of the directors present had reviewed the draft merger agreement, resolutions and other ancillary material provided to the directors prior to the special meeting, and addressed additional questions. Hunton representatives also reiterated that pursuant to the merger agreement, the directors would need to sign shareholder support agreements, which would require them to vote their shares in favor of the merger. Thereafter, the VCB Board received and considered resolutions concerning the transaction. The members of the VCB Board unanimously approved the merger agreement and transactions set forth therein and authorized Mr. Moore to execute and deliver the merger agreement and take the other actions necessary to effect the transaction.

On the afternoon of May 13, 2019, the Blue Ridge Board held a special meeting to consider the proposed merger with VCB. The purpose of the meeting was to provide the Blue Ridge Board with an opportunity to review, consider, and discuss the potential merger and the merger agreement. Management reviewed for the Blue Ridge Board the progress of its negotiations with VCB and reported on the status of its due diligence review of VCB. Representatives from Raymond James and Williams Mullen also joined this meeting and provided an update on the status of merger discussions. Also at the meeting, representatives of Raymond James reviewed its financial analysis of the terms of the merger, including the merger consideration, and delivered to the Blue Ridge Board its oral opinion (which was subsequently confirmed in writing) that, based on and subject to various assumptions and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to Blue Ridge. Representatives of Williams Mullen also discussed with the Blue Ridge Board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed merger and reviewed in detail the proposed merger agreement and related agreements, copies of which were delivered to each director before the meeting. Following extensive review and discussion and consideration of the presentations from Raymond James and Williams Mullen, the Blue Ridge Board unanimously voted to approve the merger, approve and adopt the merger agreement and directed Brian K. Plum, President and Chief Executive Officer of Blue Ridge, to finalize and execute a definitive merger agreement on the terms presented at the meeting.

VCB and Blue Ridge executed the merger agreement the evening of May 13, 2019 and publicly announced the transaction before the stock markets opened on the morning of May 14, 2019 in a press release issued jointly by Blue Ridge and VCB.

Blue Ridge’s Reasons for the Merger; Recommendation of the Blue Ridge Board

In reaching its determination to approve and adopt the merger agreement, and to recommend the merger agreement to Blue Ridge shareholders, the Blue Ridge Board consulted with Blue Ridge’s management and its financial and legal advisors, and considered a number of factors, including the following:

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its knowledge of VCB’s financial condition, earnings, business operations and prospects, taking into account the results of Blue Ridge’s extensive due diligence investigation of VCB and its loan portfolio;

•

the strategic opportunities associated with expansion into complementary geographic markets in central Virginia in which VCB operates, and the ability to leverage Blue Ridge’s relocation of its headquarters to Charlottesville, Virginia, to continue its expansion into attractive, high growth markets;

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the advantages of being part of a larger institution with over $800 million in assets, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of the regulatory and competitive environments and the effects of continued rapid consolidation in the financial services industry generally;

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the compatibility of Blue Ridge’s business, operations and culture with those of VCB, including the opportunity for further growth in complementary lines of business such as purchase and credit cards, payroll, insurance, mortgage, and qualified intermediary services;

•	the attractiveness of VCB’s low cost funding base to support future growth;

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the expectation that the combined company will be better positioned to compete and grow its business and will have superior future earnings and prospects compared to Blue Ridge on an independent basis;

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the greater potential for increased liquidity in the market for common stock and higher trading multiples of tangible book value and earnings per share of the combined company compared to an institution of Blue Ridge’s current size;

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Blue Ridge’s expectations and analyses of the financial metrics of the merger, including potential cost saving opportunities, expected earnings per share accretion and manageable dilution to tangible book value of approximately 3.75 years;

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the financial analyses and other information presented by Raymond James to the Blue Ridge Board with respect to the merger and the opinion delivered to the Blue Ridge Board by Raymond James to the effect that, as of the date of that opinion, the merger consideration was fair to Blue Ridge from a financial point of view;

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the corporate governance and social aspects of the merger, including the added strength and depth of experience of the members of VCB’s management team who will join Blue Ridge’s management team following the merger;

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the anticipated impact on the communities served by Blue Ridge and VCB, and the increased ability to serve the communities and its customer base with responsive commercial banking services and a larger branch network;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner; and

•	the ability of Blue Ridge’s management team to successfully integrate and operate the businesses of Blue Ridge and VCB after the merger.

The Blue Ridge Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the challenges of integrating VCB’s business, operations and employees with those of Blue Ridge;

•	the risk that the benefits and cost savings sought in the merger would not be fully realized;

•	the substantial merger and integration related expenses, estimated at approximately $3.2 million after tax;

•	the risk that the merger would not be consummated;

•	the effect of the public announcement of the merger on Blue Ridge’s customer relationships and its ability to retain employees; and

•	the risks of the type and nature described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

In the judgment of the Blue Ridge Board, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the Blue Ridge Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Blue Ridge shareholders approve the merger agreement, the Blue Ridge Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Blue Ridge Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Blue Ridge Board based its determination on the totality of the information presented.

The Blue Ridge Board unanimously determined that the merger agreement is in the best interests of Blue Ridge and its shareholders. Accordingly, the Blue Ridge Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Blue Ridge merger proposal.

Opinion of Blue Ridge’s Financial Advisor

Blue Ridge retained Raymond James to act as its investment banking advisor in connection with Blue Ridge’s consideration of a possible acquisition of VCB. Blue Ridge selected Raymond James as a financial advisor because it is a globally-recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Raymond James delivered its oral opinion to the Blue Ridge Board, which was subsequently confirmed in writing, as of May 13, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing the opinion, as to the fairness of the merger consideration, from a financial point of view, to Blue Ridge. Raymond James provided its opinion for the information and assistance of the Blue Ridge Board (in its capacity as such) in connection with its consideration of the financial terms of the merger and the opinion relates only to the fairness of the merger consideration, from a financial point of view, to Blue Ridge. Raymond James’ opinion does not address the underlying business decisions of Blue Ridge to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Blue Ridge, or the effect of any other transaction in which Blue Ridge might engage. Neither Raymond James’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Blue Ridge Board or any shareholder as to how to act or vote with respect to the merger or related matters.

The full text of the written opinion of Raymond James is attached as  Appendix B to this joint proxy statement/prospectus and is incorporated by reference herein. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of the written opinion. Holders of Blue Ridge common stock are urged to read the opinion carefully in its entirety. Raymond James’ opinion speaks only as of the date of the opinion. Raymond James’ opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated May 11, 2019;

•	reviewed Blue Ridge’s and VCB’s audited and unaudited financial statements;

•	reviewed Blue Ridge’s and VCB’s recent public filings and certain other publicly available information regarding Blue Ridge and VCB;

•

reviewed certain information related to the historical, current and future operations, financial condition and prospects of VCB and Blue Ridge made available to Raymond James by Blue Ridge, including, but not limited to, (a) financial projections prepared by the management of Blue Ridge relating to VCB for the periods ending December 31, 2019 through December 31, 2023, as approved for Raymond James’ use by Blue Ridge, which are referred to in this section as the “Projections”, and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other synergies expected to result from the merger, all as prepared by management of Blue Ridge, which are referred to in this section as the “Synergies”;

•	reviewed the financial and operating performance of Blue Ridge and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions Raymond James deemed to be relevant;

•

reviewed the current and historical market prices for Blue Ridge’s public shares, and the current market prices of publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•	reviewed such other financial studies, analyses and inquiries and such other information and factors as Raymond James deemed appropriate;

•

reviewed a certificate, dated May 12, 2019, addressed to Raymond James from a member of senior management of Blue Ridge regarding, among other things, the accuracy of financial information and data provided to, or discussed with, Raymond James by or on behalf of Blue Ridge; and

•

discussed with members of the senior management of Blue Ridge certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry for the purposes of its opinion.

With Blue Ridge’s consent, Raymond James has assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Blue Ridge or otherwise reviewed by or discussed with Raymond James, and Raymond James has undertaken no duty or responsibility to, nor did Raymond James, independently verify any such information. Raymond James has not made or obtained an independent appraisal of the assets, the collateral securing assets or the liabilities (contingent or otherwise) of VCB or Blue Ridge, nor has Raymond James been furnished with any such evaluations or appraisals. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan losses or any other reserves; accordingly Raymond James has assumed that such allowances and reserves are in the aggregate adequate to cover such losses and comply fully with applicable law, regulatory policy and sound banking practices as of May 13, 2019. Raymond James renders no opinion or evaluation on the collectability of any assets or the future performance of any loans of Blue Ridge, VCB or any of their respective subsidiaries. Furthermore, Raymond James has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which VCB or Blue Ridge is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which VCB or Blue Ridge is a party or may be subject. With Blue Ridge’s consent, this opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has, with Blue Ridge’s consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Blue Ridge, and Raymond James has relied upon Blue Ridge to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Accordingly, with Blue Ridge’s consent, in rendering its opinion, Raymond James’ reliance upon Blue Ridge management as to the reasonableness and achievability of such information includes reliance upon the judgments and assessments of Blue Ridge and Blue Ridge management with respect to such differences. Raymond James expresses no opinion with respect to the Projections or the assumptions on which they are based. Furthermore, upon the advice of management of Blue Ridge, Raymond James has assumed that the estimated Synergies reviewed by Raymond James have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Blue Ridge and that the Synergies will be realized in the amounts and the time periods indicated thereby, and Raymond James expresses no opinion with respect to such Synergies or the assumptions on which they are based. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft reviewed by Raymond James, and that the merger will be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto and without adjustment to the merger consideration. Furthermore, Raymond James has assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the merger agreement without waiver or modification. Raymond James has relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the merger, VCB, or Blue Ridge that would be material to its analyses or this opinion.

Raymond James expresses no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness of the merger consideration, from a financial point of view, to Blue Ridge. Raymond James expresses no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Blue Ridge Board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Raymond James has relied, with the consent of Blue Ridge, on the fact that Blue Ridge has been assisted by legal, accounting and tax advisors and Raymond James has, with the consent of Blue Ridge, relied upon and assumed the accuracy and completeness of the assessments by Blue Ridge and its advisors as to all legal, accounting and tax matters with respect to Blue Ridge and the merger, including, without limitation, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

In formulating its opinion, Raymond James has considered only the merger consideration to be paid by Blue Ridge and Raymond James did not consider and it expresses no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of VCB’s officers, directors or employees, or class of such persons, whether relative to the compensation payable by Blue Ridge or otherwise. Raymond James has not been requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the merger to the holders of any class of securities, creditors, or other constituencies of Blue Ridge or VCB, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (ii) the fairness of the merger to any one class or group of Blue Ridge’s, VCB’s, or any other party’s security holders or other constituencies vis-à-vis any other class or group of Blue Ridge’s, VCB’s, or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James is not expressing any opinion as to the impact of the merger on the solvency or viability of Blue Ridge or VCB or the ability of Blue Ridge, VCB, or their respective subsidiaries to pay their respective obligations when they come due.

The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Raymond James believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create an incomplete or potentially misleading view of the process underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 10, 2019, and is not necessarily indicative of current market conditions.

Material Financial Analyses

The following summarizes the material financial analyses Raymond James considered in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Blue Ridge, VCB or the merger.

Selected Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for its analysis. The selected groups represent companies Raymond James believed relevant to VCB. Raymond James selected certain companies that: (i) are headquartered in the Southeastern United States (Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia); (ii) have total assets between $200 million and $400 million; (iii) have a last twelve months (“LTM”) pre-tax return on average assets (“ROAA”) between 0.75% and 1.50%; (iv) have a most recent quarter (“MRQ”) tangible common equity (“TCE”) ratio greater than 8.0%; and (v) have MRQ non-performing assets (“NPAs”) / total assets of less than 2.00%. The selected group excludes targets of announced mergers. No company used in the analysis described below is identical or directly comparable to VCB. The selected companies Raymond James deemed relevant include the following:

Selected Companies for VCB

• First Citrus Bancorp. Inc.	• Farmers Bank of Appomattox
• Citizens Bancorp of Virginia	• Pinnacle Bancshares Inc.
• CNB Financial Services Inc.	• blueharbor bank
• Exchange Bankshares Inc.	• Security Bancorp Inc.
• Oak View National Bank	• Virginia Bank Bankshares Inc.

Raymond James calculated various financial multiples for each selected public company, including: closing price per share on May 10, 2019 compared to (i) tangible book value (“TBV”) per share at MRQ as shown by S&P Global Market Intelligence; and (ii) LTM core operating earnings per share (“core EPS”) as shown by S&P Global Market Intelligence. Raymond James reviewed the mean, median, 25th percentile, and 75th percentile relative valuation multiples of the selected public companies. The results of the selected companies analysis for VCB are summarized below:

	Price / MRQ TBV	Price / LTM Core EPS
Mean	104%	11.9x
Median	102%	11.8x
25th Percentile	96%	10.2x
75th Percentile	110%	13.3x
Merger Consideration	180%	19.6x

Taking into account the results of the selected companies analysis, Raymond James applied the mean, median 25th and 75th percentiles of the price to tangible book value ratio and earnings per share multiples to corresponding financial data for VCB. Raymond James reviewed the ranges of implied per share values and then compared those implied per share values to the merger consideration, which was assumed to have a value of $59.23 per share based on VCB’s shareholders’ right to receive, at the election of the VCB shareholder, (i) 3.05 shares of Blue Ridge common stock per share of VCB common stock or (ii) $58.00 in cash per share of VCB common stock with a final 60% common stock / 40% cash allocation mix. For purposes of valuing the stock consideration, Raymond James utilized Blue Ridge’s 10 day volume weighted average price of $19.69 as of May 10, 2019. The results of the selected companies analysis are summarized below:

	Price / MRQ TBV	Price / LTM Core EPS
Mean	$34.19	$35.85
Median	$33.55	$35.67
25th Percentile	$31.46	$30.67
75th Percentile	$36.14	$40.09
Merger Consideration	$59.23	$59.23

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected transactions announced since (i) January 1, 2018 involving targets headquartered in the United States or (ii) January 1, 2017 involving targets headquartered in Southeastern United States (Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia), in each case, with target assets between $200 million and $400 million, target pre-tax ROAA between 0.75% and 1.50%, target TCE ratio greater than 8.0%, and target NPAs / total assets of less than 2.00%. Financial data for the selected targets was based on the most recent last twelve months reported prior to announcement of the respective transaction. The selected national and regional transactions (with respective transaction announcement dates shown) used in the analysis included:

Selected National Transactions

•	Acquisition of Partnership Community Bancshares Inc. by Bank First National Corp. (1/23/19)

•	Acquisition of LBC Bancshares Inc. by Colony Bankcorp Inc. (12/18/18)

•	Acquisition of FNB Bancshares of Central AL Inc. by BankFirst Capital Corp. (11/15/18)

•	Acquisition of First Prestonsburg Bancshares Inc. by Peoples Bancorp Inc. (10/29/18)

•	Acquisition of Merchants Holding Co. by Bank of Commerce Holdings (10/4/18)

•	Acquisition of Monument Bancorp Inc. by Citizens & Northern Corp. (9/28/18)

•	Acquisition of Comanche National Corp. by Spirit of Texas Bancshares Inc. (7/19/18)

•	Acquisition of Foothills Bancorp Inc. by SmartFinancial Inc. (6/27/18)

•	Acquisition of Richland State Bancorp Inc. by Bus. First Bancshares Inc. (6/4/18)

•	Acquisition of MNB Bancorp by Independent Bank Corp. (5/29/18)

•	Acquisition of Americas United Bank by Bank of Southern California NA (2/22/18)

•	Acquisition of Westbound Bank by Guaranty Bancshares Inc. (1/29/18)

Selected Regional Transactions

•	Acquisition of LBC Bancshares Inc. by Colony Bankcorp Inc. (12/18/18)

•	Acquisition of FNB Bancshares of Central AL Inc. by BankFirst Capital Corp. (11/15/18)

•	Acquisition of Foothills Bancorp Inc. by SmartFinancial Inc. (6/27/18)

•	Acquisition of Southwest Banc Shares Inc. by First Bancshares Inc. (10/24/17)

•	Acquisition of Mountain Valley Bancshares Inc. by Piedmont Bancorp Inc. (3/17/17)

•	Acquisition of Jefferson Bankshares Inc. by HCBF Holding Co. (1/20/17)

Raymond James examined valuation multiples of transaction value compared to the target companies’ (i) most recent quarter TBV per share as shown by S&P Global Market Intelligence; (ii) LTM net income; and (iii) premium to tangible book value divided by core deposits (total deposits less time deposits greater than $250,000). Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for VCB implied by the merger consideration. Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples to VCB’s MRQ tangible book value, LTM net income, and MRQ core deposits to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration, which was assumed to have a value of $59.23 per share based on VCB’s shareholders’ right to receive, at the election of the VCB shareholder, (i) 3.05 shares of Blue Ridge common stock per share of VCB common stock or (ii) $58.00 in cash per share of VCB common stock with a final 60% common stock / 40% cash allocation mix. For purposes of valuing the stock consideration, Raymond James utilized Blue Ridge’s 10 day volume weighted average price of $19.69 as of May 10, 2019. The results of the selected national and regional transactions analyses, respectively, are summarized below:

National Selected Transactions

	Price / MRQ TBV	Price / LTM Net Income		Prem. / Core Deposits
Mean	178%	21.0	x	8.5%
Median	184%	19.5	x	8.6%
25th Percentile	159%	17.6	x	7.3%
75th Percentile	192%	24.7	x	9.7%
Merger Consideration	180%	18.9	x	9.2%

	Price / MRQ TBV	Price / LTM Net Income		Prem. / Core Deposits
Mean	$58.45	$65.90		$57.43
Median	$60.69	$61.10		$57.65
25th Percentile	$52.40	$55.15		$53.90
75th Percentile	$63.13	$77.59		$60.83
Merger Consideration	$59.23	$59.23		$59.23

Regional Selected Transactions

	Price / MRQ TBV	Price / LTM Net Income		Prem. / Core Deposits
Mean	170%	22.0	x	7.5%
Median	171%	20.6	x	7.7%
25th Percentile	158%	18.8	x	5.9%
75th Percentile	186%	25.0	x	9.3%
Merger Consideration	180%	18.9	x	9.2%

	Price / MRQ TBV	Price / LTM Net Income	Prem. / Core Deposits
Mean	$56.00	$69.10	$54.57
Median	$56.24	$64.59	$55.14
25th Percentile	$52.05	$58.91	$49.93
75th Percentile	$61.25	$78.26	$59.51
Merger Consideration	$59.23	$59.23	$59.23

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of VCB based on the Projections and Synergies. Consistent with the periods included in the Projections, Raymond James used calendar year 2023 as the final year for the analysis and applied multiples, ranging from 11.0x to 13.0x, to calendar year 2023 earnings in order to derive a range of terminal values for VCB in 2023.

For VCB, Raymond James used discount rates ranging from 13% to 15%. Raymond James arrived at its discount rate ranges by using the 2018 Duff & Phelps Valuation Handbook. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the merger consideration, which was assumed to have a value of $59.23 per share based on VCB’s shareholders’ right to receive, at the election of the VCB shareholder, (i) 3.05 shares of Blue Ridge common stock per share of VCB common stock or (ii) $58.00 in cash per share of VCB common stock with a final 60% common stock / 40% cash allocation mix. For purposes of valuing the stock consideration, Raymond James utilized Blue Ridge’s 10 day volume weighted average price of $19.69 as of May 10, 2019. The results of the discounted cash flow analysis are summarized in the table below:

	Implied Per Share Value
	VCB
	Low	High
Net Income Terminal Multiple	$76.15	$92.28

Merger Consideration		$59.23

Additional Considerations. The preparation of an opinion regarding fairness from a financial point of view is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be construed to be the view of Raymond James as to the actual value of VCB.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Blue Ridge. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. These analyses were provided to the Blue Ridge Board (solely in each director’s capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness of the merger consideration, from a financial point of view, to Blue Ridge. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Blue Ridge Board in making its determination to approve the merger. Neither Raymond James’ opinion, nor the analyses described above, should be viewed as determinative of the Blue Ridge Board’s nor Blue Ridge management’s views with respect to Blue Ridge, VCB or the merger. Raymond James did not determine the amount of consideration, recommend any specific amount of consideration or recommend that any specific consideration constituted appropriate consideration for the merger. Blue Ridge placed no limits on the scope of the analyses performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of May 10, 2019, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm its opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Blue Ridge or VCB since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

For its services as financial advisor to Blue Ridge in connection with the merger, Raymond James will receive a transaction fee of $500,000, of which $25,000 was due and payable upon execution of an engagement letter with Raymond James, $125,000 was due and payable upon execution of the merger agreement, $150,000 was due and payable when Raymond James rendered its opinion and the remainder of which is contingent upon successful completion of the merger. Blue Ridge has agreed to reimburse Raymond James for its reasonable expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has provided certain services to Blue Ridge in the previous two years, including having served as sole placement agent in connection with the private offering of Blue Ridge common stock in February 2019. Raymond James has not provided any investment banking services to, or received any fees from, VCB in the two years preceding the date of its opinion. However, in the two years preceding the date of its opinion, Raymond James has provided fixed income and sales trading services to VCB and has received compensation related to these activities. In the ordinary course of business, Raymond James may trade in the securities of Blue Ridge for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Blue Ridge and/or VCB or other participants in the merger in the future, for which Raymond James may receive compensation, although as of the date of Raymond James’ opinion, there was no agreement to do so.

VCB’s Reasons for the Merger; Recommendation of the VCB Board

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the VCB Board consulted with VCB management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the review undertaken by the VCB Board and management with respect to the strategic alternatives available to VCB;

•

the business strategy of VCB and its prospects for the future as an independent institution, including the risks inherent in successful execution of its strategic plan, its projected financial results, and expectations relating to the proposed merger with Blue Ridge;

•	a review of the challenges facing VCB in the current competitive, economic, financial and regulatory climate, and the potential benefits of aligning VCB with a larger organization;

•

the consistency of the merger with VCB’s long-term strategic plan to seek profitable future expansion, leading to opportunities for growth in overall shareholder value and enhanced liquidity for VCB shareholders;

•	a review of the historical financial statements and condition of VCB and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of VCB;

•

a review of the historical financial statements and condition of Blue Ridge and certain other information, primarily financial in nature, relating to the business, earnings and financial condition of Blue Ridge and its ability to successfully complete the merger;

•	the fact that VCB’s core processing contract will be coming up for long-term renewal in the first quarter of 2020;

•	a review and discussions with VCB management and its advisors concerning the due diligence examination of VCB by Blue Ridge;

•	a review and discussions with VCB management and its advisors concerning the due diligence examination of Blue Ridge by VCB;

•	the fact that the merger would combine two established banking franchises to create a bank that is expected to have over $800 million in assets;

•

the complementary nature of the businesses of VCB and Blue Ridge, the anticipated improved opportunities for VCB customers and communities served by VCB, the opportunities for VCB’s employees and the familiarity of the two management teams resulting from their collaboration on a payment card program;

•	the financial strength of Blue Ridge based on its historical earnings and its capital position;

•	the financial and other terms of the merger agreement, including the exchange ratio, deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•

the fact that the transaction value would be approximately $42.5 million, with an implied price per share of VCB common stock of approximately $59.23 based on the 10-day volume weighted average price of Blue Ridge common stock prior to announcement;

•

the form and amount of the merger consideration, including the ability of VCB shareholders who desire to do so to participate in the future performance of the combined company and the potential synergies resulting from the merger;

•	the ability of Blue Ridge to complete a merger transaction from a financial and regulatory perspective;

•

the fact that Blue Ridge agreed to use commercially reasonable efforts to have its common stock, including the shares issued to VCB shareholders in connection with the merger, approved for listing on the New York Stock Exchange or The Nasdaq Stock Market;

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions; and

•

the financial analyses and opinion of Sandler O’Neill delivered to the VCB Board on May 13, 2019, to the effect that, as of that date, and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the merger consideration to be received in the merger by VCB common shareholders was fair, from a financial point of view, to such shareholders.

The VCB Board also considered a variety of risks and other potentially negative factors concerning the merger, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•

the fact that VCB would be prohibited from soliciting acquisition proposals after execution of the merger agreement, and the possibility that, while it was not viewed as precluding other proposals, the $1,500,000 termination fee payable to Blue Ridge upon the termination of the merger agreement under certain circumstances could potentially discourage certain other potential acquirers from making a competing offer to acquire VCB;

•	VCB will lose the autonomy and local strategic decision-making capability associated with being an independent financial institution;

•	the potential impact on VCB’s employees and the customers and communities served by VCB;

•	the potential risks and costs associated with integrating the VCB and Blue Ridge businesses, operations and workforces;

•

the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•

the fact that certain of VCB’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as VCB shareholders. See “—VCB’s Directors and Executive Officers Have Financial Interests in the Merger” beginning on page [●];

•	the possibility that the merger and the integration process could result in employee attrition and have a negative effect on business and customer relationships;

•

the fact that, while VCB expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the closing of the merger, might not be obtained, and as a result, the merger may not be completed;

•

while the merger is pending, VCB’s officers and employees will have to focus extensively on actions required to complete the merger, which could divert their attention from VCB’s business, and VCB will incur substantial costs even if the merger is not consummated;

•

while the merger is pending, VCB will be subject to certain customary restrictions on the conduct of its business, which may delay or prevent it from pursuing business opportunities that may arise, or preclude it from taking actions that would be advisable if it was to remain independent;

•

the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risk and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the information and factors considered by the VCB Board is not intended to be exhaustive, but includes the material factors considered by the VCB Board. In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the VCB Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The VCB Board considered all these factors as a whole, including discussion with, and questioning of, VCB’s management and VCB’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the VCB Board has unanimously approved the merger agreement and the transactions contemplated thereby, determined that the merger is advisable and in the best interests of VCB and its shareholders and recommends that the shareholders vote “FOR” the VCB merger proposal.

Opinion of VCB’s Financial Advisor

VCB retained Sandler O’Neill to act as financial advisor to the VCB Board in connection with VCB’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 13, 2019 meeting at which the VCB Board considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to the VCB Board its oral opinion, which was subsequently confirmed in writing on May 13, 2019, to the effect that, as of such date, the merger consideration provided for in the merger agreement was fair to the holders of VCB common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of VCB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the VCB Board in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of VCB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only as to the fairness, from a financial point of view, of the merger consideration to the holders of VCB common stock and does not address the underlying business decision of VCB to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for VCB or the effect of any other transaction in which VCB might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of VCB or Blue Ridge, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the merger consideration to be received by the holders of VCB common stock. Sandler O’Neill’s opinion was approved by its fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	an execution copy of the merger agreement;

•	certain publicly available financial statements and other historical financial information of VCB that Sandler O’Neill deemed relevant;

•	audited financial statements for VCB for the year ending December 31, 2018, as provided by the senior management of VCB;

•	certain publicly available financial statements and other historical financial information of Blue Ridge that Sandler O’Neill deemed relevant;

•

certain internal financial projections for VCB for the year ending December 31, 2019, as well as an estimated long-term annual earnings per share growth rate for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31 2023, as provided by the senior management of VCB;

•

certain internal financial projections for Blue Ridge for the year ending December 31, 2019, as well as estimated long-term annual net income and earnings per share growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Blue Ridge;

•

the pro forma financial impact of the merger on Blue Ridge based on certain assumptions relating to purchase accounting adjustments, transaction expenses, and cost savings, as well as estimated net income for VCB for the years ending December 31, 2020 through December 31, 2022, as provided by the senior management of Blue Ridge (collectively, the “Pro Forma Assumptions”);

•

the publicly reported historical price and trading activity for VCB common stock and Blue Ridge common stock, including a comparison of certain stock market information for VCB common stock and Blue Ridge common stock and certain stock indices, as well as similar publicly available information for certain similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for VCB and Blue Ridge with similar financial institutions for which information was publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of VCB the business, financial condition, results of operations and prospects of VCB and held similar discussions with certain members of the senior management of Blue Ridge and its representatives regarding the business, financial condition, results of operations and prospects of Blue Ridge.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by VCB or Blue Ridge or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective senior managements of VCB and Blue Ridge that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of VCB or Blue Ridge or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of VCB or Blue Ridge. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of VCB or Blue Ridge, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to VCB or Blue Ridge. Sandler O’Neill assumed, with VCB’s consent, that the respective allowances for loan losses for both VCB and Blue Ridge were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for VCB for the year ending December 31, 2019, as well as an estimated long-term annual earnings per share growth rate for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of VCB. In addition, Sandler O’Neill used certain internal financial projections for Blue Ridge for the year ending December 31, 2019, as well as estimated long-term annual net income and earnings per share growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Blue Ridge. Sandler O’Neill also received and used in its pro forma analyses the Pro Forma Assumptions, as provided by the senior management of Blue Ridge. With respect to the foregoing information, the respective senior managements of VCB and Blue Ridge confirmed to Sandler O’Neill that such information reflected the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of VCB and Blue Ridge, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of VCB or Blue Ridge since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to Sandler O’Neill’s analyses that VCB and Blue Ridge would remain as going concerns for all periods relevant to Sandler O’Neill’s analyses.

Sandler O’Neill also assumed, with VCB’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on VCB, Blue Ridge or the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with VCB’s consent, Sandler O’Neill relied upon the advice that VCB received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date of its opinion could materially affect Sander O’Neill’s opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of VCB common stock or Blue Ridge common stock at any time or what the value of Blue Ridge common stock would be once it is actually received by the holders of VCB common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to the VCB Board, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to VCB or Blue Ridge and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of VCB and Blue Ridge and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of VCB, Blue Ridge and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the VCB Board at its May 13, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of VCB common stock or the prices at which VCB common stock or Blue Ridge common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the VCB Board in making its determination to approve the merger agreement and should not be viewed as determinative of the merger consideration or the decision of the VCB Board or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiations between VCB and Blue Ridge.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. As set forth in the merger agreement, at the effective time, each share of common stock of VCB issued and outstanding immediately prior to the effective time, except for certain shares of VCB common stock as set forth in the merger agreement, shall become and be converted into the right to receive, at the election of the holder thereof, either (i) $58.00 in cash, or (ii) 3.05 shares of Blue Ridge common stock; provided, however, that the merger agreement provides, generally, that 60% of the total number of shares of VCB common stock issued and outstanding prior to the effective time shall be converted into the stock consideration and 40% of such shares shall be converted into the cash consideration in accordance with the allocation procedures set forth in the merger agreement. Based on the closing price of Blue Ridge common stock on May 10, 2019 of $21.30 and 717,471 shares of VCB common stock outstanding, Sandler O’Neill calculated an aggregate implied transaction value of approximately $44.6 million, or an implied transaction price per share of $62.18. Based upon financial information for VCB as of or for the last twelve months ended December 31, 2018 and internal earnings per share projections for VCB for the year ending

December 31, 2019, as provided by the senior management of VCB, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price Per Share / VCB 2018 Earnings Per Share:	20.5x
Transaction Price Per Share / VCB 2019E Earnings Per Share:	17.7x
Transaction Price Per Share / VCB Book Value Per Share:	189%
Transaction Price Per Share / VCB Tangible Book Value Per Share:	189%
Tangible Book Premium / Core Deposits(1):	10.7%
Tangible Book Premium / Core Deposits(2):	10.2%
Premium to VCB’s Market Price as of May 10, 2019(3):	59.4%

(1)	Core Deposits defined as total deposits less time deposits greater than $100,000
(2)	Core Deposits defined as total deposits less time deposits greater than $250,000
(3)	Closing price of VCB common stock on May 10, 2019 was $39.00

Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of VCB common stock for the one- and three-year periods ended May 10, 2019. Sandler O’Neill then compared the relationship between the stock price performance of VCB common stock to stock price movements in the VCB Peer Group (as described below) as well as certain stock indices.

VCB One-Year Stock Price Performance
	Beginning May 10, 2018	Ending May 10, 2019
VCB	100%	116.4%
VCB Peer Group	100%	95.1%
NASDAQ Bank Index	100%	88.0%
S&P 500 Index	100%	105.8%

VCB Three-Year Stock Price Performance
	Beginning May 10, 2018	Ending May 10, 2019
VCB	100%	132.8%
VCB Peer Group	100%	131.8%
NASDAQ Bank Index	100%	135.7%
S&P 500 Index	100%	138.2%

Sandler O’Neill also reviewed the historical stock price performance of Blue Ridge common stock for the one- and three-year periods ended May 10, 2019. Sandler O’Neill then compared the relationship between the stock price performance of Blue Ridge common stock to stock price movements in the Blue Ridge Peer Group (as described below) as well as certain stock indices.

Blue Ridge One-Year Stock Price Performance
	Beginning May 10, 2018	Ending May 10, 2019
Blue Ridge	100%	118.3%
Blue Ridge Peer Group	100%	94.5%
NASDAQ Bank Index	100%	88.0%
S&P 500 Index	100%	105.8%

Blue Ridge Three-Year Stock Price Performance
	Beginning May 10, 2018	Ending May 10, 2019
Blue Ridge	100%	178.5%
Blue Ridge Peer Group	100%	141.0%
NASDAQ Bank Index	100%	135.7%
S&P 500 Index	100%	138.2%

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for VCB with a group of financial institutions selected by Sandler O’Neill (the “VCB Peer Group”). The VCB Peer Group consisted of publicly-traded banks and thrifts headquartered in Virginia and North Carolina with total assets between $150 million and $500 million, excluding announced merger targets and mutual holding companies. The VCB Peer Group consisted of the following companies:

Pinnacle Bankshares Corporation	M&F Bancorp, Inc.
Freedom Bank of Virginia	Oak View National Bank
Aquesta Financial Holdings, Inc.	Farmers Bank of Appomattox
Oak Ridge Financial Services, Inc.	Bank of Fincastle
Bank of Botetourt	blueharbor bank
Touchstone Bank	Pioneer Bankshares, Inc.
KS Bancorp, Inc.	Virginia Bank Bankshares, Incorporated
Citizens Bancorp of Virginia, Inc.	Peoples Bankshares, Incorporated
Surrey Bancorp

The analysis compared publicly available financial information for VCB as of or for the period ended December 31, 2018 with the corresponding publicly available data for the VCB Peer Group as of or for the period ended March 31, 2019 (or, if data as of or for the period ended March 31, 2019 was not publicly available, as of or for the period ended December 31, 2018), with pricing data as of May 10, 2019. The table below sets forth the data for VCB and the high, low, median and mean data for the VCB Peer Group.

VCB Peer Group Analysis
	VCB		VCB Peer Group Median	VCB Peer Group Mean	VCB Peer Group Low	VCB Peer Group High
Total assets ($mm)	246		312	335	201	448
Loans / Deposits (%)	79.4		91.3	89.9	66.7	104.8
Non-performing assets(1) / Total assets (%)	0.87		0.95	1.30	0.14	3.12
Tangible common equity/Tangible assets (%)	9.61		10.40	10.68	5.86	14.60
Tier 1 leverage ratio (%)	10.52		10.81	11.29	8.05	14.54
Total risk-based capital ratio (%)	13.57		14.71	15.93	12.25	23.98
CRE / Total risk-based capital ratio (%)	208.5	(2)	166.1	164.1	48.5	285.4
LTM return on average assets (%)	0.91		0.92	0.78	-0.28	1.63
LTM return on average equity (%)	9.37		8.34	7.71	-3.59	16.60
LTM Net interest margin (%)	4.50		3.81	3.86	3.34	4.58
LTM Efficiency ratio (%)	78.9		72.0	73.5	56.5	94.3
Price/Tangible book value (%)	119		106	108	82	138
Price/LTM earnings per share (x)	12.8		12.0	13.6	8.6	26.2
Current dividend yield (%)	2.6		1.5	1.8	0.0	6.2
Market value ($mm)	29		35	36	5	66

(1)	Non-performing assets defined as non-accrual loans and leases, renegotiated loans and leases, and real estate owned.
(2)	Bank-level data as of December 31, 2018.

Sandler O’Neill used publicly available information to perform a similar analysis for Blue Ridge and a group of financial institutions selected by Sandler O’Neill (the “Blue Ridge Peer Group”). The Blue Ridge Peer Group consisted of publicly-traded banks and thrifts headquartered in Virginia, North Carolina and the District of Columbia with total assets between $500 million and

$750 million, excluding announced merger targets and companies with undisclosed common shares outstanding. The Blue Ridge Peer Group consisted of the following companies:

Benchmark Bankshares, Inc.	Virginia National Bankshares Corporation
Fauquier Bankshares, Inc.	Carolina Trust BancShares, Inc.
Bank of the James Financial Group, Inc.	Highlands Bankshares, Inc.
New Peoples Bankshares, Inc.	West Town Bancorp, Inc.
Parkway Acquisition Corp.	Village Bank and Trust Financial Corp.
Uwharrie Capital Corp

The analysis compared publicly available financial information for Blue Ridge as of or for the period ended March 31, 2019 with the corresponding publicly available data for the Blue Ridge Peer Group as of or for the period ended March 31, 2019 (or, if data as of or for the period ended March 31, 2019 was not publicly available, as of or for the period ended December 31, 2018), with pricing data as of May 10, 2019. The table below sets forth the data for Blue Ridge and the high, low, median and mean data for the Blue Ridge Peer Group:

Blue Ridge Peer Group Analysis
	Blue Ridge		Blue Ridge Peer Group Median	Blue Ridge Peer Group Mean	Blue Ridge Peer Group Low	Blue Ridge Peer Group High
Total assets ($mm)	575		655	641	522	705
Loans / Deposits (%)	101.5		90.6	88.0	62.7	95.3
Non-performing assets(1) / Total assets (%)	0.89	(2)	0.95	1.44	0.43	2.94
Tangible common equity/Tangible assets (%)	10.10		8.87	8.79	5.44	11.29
Tier 1 leverage ratio (%)	9.35	(2)	9.46	10.07	8.64	12.19
Total risk-based capital ratio (%)	12.74	(2)	13.65	14.05	11.78	16.89
CRE / Total risk-based capital ratio (%)	243.4	(2)	203.5	184.85	42.0	289.0
LTM return on average assets (%)	0.93		0.81	0.89	0.14	2.24
LTM return on average equity (%)	11.23		9.50	8.87	1.83	16.41
LTM Net interest margin (%)	3.79		3.90	4.00	3.47	4.68
LTM Efficiency ratio (%)	76.4		75.3	74.6	58.8	90.5
Price/Tangible book value (%)	160		128	120	79	147
Price/LTM earnings per share (x)	13.3		13.7	13.8	5.9	21.9
Current dividend yield (%)	2.7		0.0	1.1	0.0	3.0
Market value ($mm)	92		64	67	34	102

Note: Blue Ridge Peer Group data not pro forma for pending or recently completed acquisitions.

(1)	Non-performing assets defined as non-accrual loans and leases, renegotiated loans and leases, and real estate owned.
(2)	Bank level financial data as of March 31, 2019.

Analysis of Selected Nationwide Merger Transactions. Sandler O’Neill reviewed a group of nationwide merger and acquisition transactions involving U.S. banks and thrifts (the “Nationwide Transactions”). The Nationwide Transactions group consisted of transactions with disclosed deal values announced between January 1, 2018 and May 10, 2019 involving targets with total assets between $200 million and $300 million, excluding Wintrust Financial Corp’s acquisition of Chicago Shore Corp. due to the transaction value being dependent on the appreciated value of the building acquired in the transaction. The Nationwide Transactions group was composed of the following transactions:

Acquiror	Target
United Community Banks Inc.	First Madison Bank & Trust
First Citizens BancShares Inc.	First South Bancorp Inc.
Colony Bankcorp Inc.	LBC Bancshares Inc.
Faciam Holdings Inc.	Summit Bancshares Inc.
BankFirst Capital Corp.	FNB Bancshares of Central AL Inc.
BancorpSouth Bank	Merchants Trust Inc.
Foote Financial Shares LLC	Peoples State Bank
Bank of Commerce Holdings	Merchants Holding Co.

Farmers & Merchants Bancorp	Limberlost Bancshares Inc.
Hometown Financial Group MHC	Pilgrim Bancshares Inc.
PeoplesBancorp MHC	First Suffield Financial Inc.
PBD Holdings LLC	First Columbia Bancorp Inc.
SmartFinancial Inc.	Foothills Bancorp Inc.
First Citizens BancShares Inc.	Capital Commerce Bancorp Inc.
Citizens Community Bancorp	United Bank
SB One Bancorp	Enterprise Bank N.J.
Southern Missouri Bancorp Inc.	Gideon Bancshares Co.
First Paragould Bankshares Inc.	One Bank & Trust NA
Farmers & Merchants Bancorp	Bank of Rio Vista
National Commerce Corp.	Premier Community Bank of Florida
Bank of Southern California NA	Americas United Bank
Guaranty Bancshares Inc.	Westbound Bank
First Commonwealth Financial	Garfield Acquisition Corp

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium and one-day market premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Transactions group.

	VCB/ Blue Ridge	Nationwide Transactions Median	Nationwide Transactions Mean	Nationwide Transactions Low	Nationwide Transactions High
Transaction price/ LTM Earnings per share:	20.5x	22.2x	22.8x	9.3x	36.7x
Transaction price/Tangible book value per share:	189%	171%	168%	63%	289%
Core deposit premium:	10.7%	11.8%	12.5%	0.8%	31.4%
1-day market premium:	59.4%	24.9%	27.3%	11.7%	48.1%

Analysis of Selected Regional Merger Transactions. Sandler O’Neill also reviewed a regional group of merger and acquisition transactions involving U.S. banks and thrifts headquartered in Virginia, West Virginia, North Carolina, the District of Columbia, or Maryland (the “Regional Transactions”). The Regional Transactions group consisted of transactions announced between January 1, 2017 and May 10, 2019 involving targets with total assets between $100 million and $750 million. The Regional Transactions group was composed of the following transactions:

Acquiror	Target
Delmar Bancorp	Virginia Partners Bank
Orrstown Financial Services	Hamilton Bancorp Inc.
American National Bankshares	HomeTown Bankshares Corp.
Summit Financial Group Inc.	Peoples Bankshares Inc.
FVCBankcorp Inc.	Colombo Bank
Premier Financial Bancorp Inc.	First Bank of Charleston Inc.
First US Bancshares Inc.	Peoples Bank
Parkway Acquisition Corp	Great State Bank
Park National Corp.	NewDominion Bank
CB Financial Services Inc.	First West Virginia Bancorp Inc.
WesBanco Inc.	First Sentry Bancshares Inc.
Old Line Bancshares Inc.	Bay Bancorp Inc.
PB Financial Corp	CB Financial Corp.

Community Financial Corp.	County First Bank
Select Bancorp Inc.	Premara Financial Inc.
Bank of McKenney	CCB Bankshares Inc.
United Community Banks Inc.	Four Oaks Fincorp Inc.
West Town Bancorp Inc.	Sound Banking Co.
Old Line Bancshares, Inc.	DCB Bancshares, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium and one-day market premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Regional Transactions group.

	VCB/ Blue Ridge	Regional Transactions Median	Regional Transactions Mean	Regional Transactions Low	Regional Transactions High
Transaction price/LTM earnings per share:	20.5x	25.3x	25.4x	11.1x	39.3x
Transaction price/Tangible book value per share:	189%	156%	156%	99%	235%
Core deposit premium:	10.7%	7.6%	9.1%	2.6%	23.6%
1-day market premium:	59.4%	26.0%	28.7%	-64.2%	101.8%

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of VCB common stock assuming VCB performed in accordance with internal financial projections for VCB for the year ending December 31, 2019, as well as an estimated long-term annual earnings per share growth rate for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31 2023, as provided by the senior management of VCB. To approximate the terminal value of a share of VCB common stock at December 31, 2023, Sandler O’Neill applied price to 2023 earnings per share multiples ranging from 10.0x to 15.0x and price to December 31, 2023 tangible book value per share multiples ranging from 85% to 135%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of VCB common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of VCB common stock of $26.28 to $47.41 when applying multiples of earnings per share and $24.04 to $45.70 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
10.0%	$32.26	$35.29	$38.32	$41.35	$44.38	$47.41
11.0%	$30.94	$33.84	$36.74	$39.65	$42.55	$45.46
12.0%	$29.68	$32.47	$35.25	$38.03	$40.81	$43.60
13.0%	$28.49	$31.16	$33.83	$36.49	$39.16	$41.83
14.0%	$27.36	$29.92	$32.48	$35.03	$37.59	$40.15
15.0%	$26.28	$28.73	$31.19	$33.64	$36.10	$38.55

Tangible Book Value Per Share Multiples

Discount Rate	85%	95%	105%	115%	125%	135%
10.0%	$29.49	$32.73	$35.97	$39.22	$42.46	$45.70
11.0%	$28.29	$31.39	$34.50	$37.60	$40.71	$43.81
12.0%	$27.14	$30.12	$33.10	$36.07	$39.05	$42.02
13.0%	$26.06	$28.91	$31.76	$34.62	$37.47	$40.32
14.0%	$25.03	$27.76	$30.50	$33.23	$35.97	$38.70
15.0%	$24.04	$26.67	$29.29	$31.92	$34.54	$37.16

Sandler O’Neill also considered and discussed with the VCB Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming VCB’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for VCB common stock, applying the price to 2023 earnings per share multiples range of 10.0x to 15.0x referred to above and a discount rate of 13.16%.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(15.0%)	$24.33	$26.58	$28.84	$31.09	$33.34	$35.59
(10.0%)	$25.66	$28.04	$30.43	$32.81	$35.20	$37.58
(5.0%)	$26.98	$29.50	$32.02	$34.53	$37.05	$39.57
0.0%	$28.31	$30.96	$33.61	$36.26	$38.91	$41.56
5.0%	$29.63	$32.41	$35.20	$37.98	$40.76	$43.54
10.0%	$30.96	$33.87	$36.79	$39.70	$42.62	$45.53
15.0%	$32.28	$35.33	$38.38	$41.42	$44.47	$47.52

Sandler O’Neill also performed an analysis that estimated the net present value per share of Blue Ridge common stock assuming Blue Ridge performed in accordance with internal financial projections for Blue Ridge for the year ending December 31, 2019, as well as estimated long-term annual net income and earnings per share growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Blue Ridge. To approximate the terminal value of a share of Blue Ridge common stock at December 31, 2023, Sandler O’Neill applied price to 2023 earnings per share multiples ranging from 10.0x to 15.0x and price to December 31, 2023 tangible book value per share multiples ranging from 100% to 150%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Blue Ridge common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Blue Ridge common stock of $18.65 to $33.48 when applying multiples of earnings per share and $13.65 to $24.12 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
10.0%	$23.06	$25.14	$27.23	$29.31	$31.39	$33.48
11.0%	$22.08	$24.07	$26.07	$28.06	$30.05	$32.04
12.0%	$21.16	$23.06	$24.96	$26.87	$28.77	$30.67
13.0%	$20.28	$22.10	$23.92	$25.74	$27.56	$29.38
14.0%	$19.44	$21.18	$22.93	$24.67	$26.41	$28.15
15.0%	$18.65	$20.32	$21.98	$23.65	$25.32	$26.99

Tangible Book Value Per Share Multiples

Discount Rate	150%	170%	190%	210%	230%	250%
10.0%	$16.82	$18.28	$19.74	$21.20	$22.66	$24.12
11.0%	$16.12	$17.51	$18.91	$20.30	$21.70	$23.09
12.0%	$15.45	$16.79	$18.12	$19.45	$20.79	$22.12
13.0%	$14.82	$16.10	$17.37	$18.65	$19.92	$21.20
14.0%	$14.22	$15.44	$16.66	$17.88	$19.10	$20.32
15.0%	$13.65	$14.82	$15.99	$17.16	$18.33	$19.49

Sandler O’Neill also considered and discussed with the VCB Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Blue Ridge’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Blue Ridge common stock, applying the price to 2023 earnings per share multiples range of 10.0x to 15.0x referred to above and a discount rate of 13.16%.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(15.0%)	$17.43	$18.96	$20.50	$22.04	$23.58	$25.11
(10.0%)	$18.33	$19.96	$21.59	$23.21	$24.84	$26.47
(5.0%)	$19.24	$20.95	$22.67	$24.39	$26.11	$27.82
0.0%	$20.14	$21.95	$23.76	$25.56	$27.37	$29.18
5.0%	$21.04	$22.94	$24.84	$26.74	$28.64	$30.54
10.0%	$21.95	$23.94	$25.93	$27.91	$29.90	$31.89
15.0%	$22.85	$24.93	$27.01	$29.09	$31.17	$33.25

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the fourth calendar quarter of 2019. In performing its analysis, Sandler O’Neill utilized the Pro Forma Assumptions, as provided by the senior management of Blue Ridge. The analysis indicated that the merger could be accretive to Blue Ridge’s earnings per share (excluding one-time transaction costs and expenses) in the years ended December 31, 2020, December 31, 2021 and December 31, 2022 and dilutive to Blue Ridge’s estimated tangible book value per share at closing.

In connection with this analysis, Sandler O’Neill considered and discussed with the VCB Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as VCB’s financial advisor in connection with the merger and will receive a fee in an amount equal to 1.75% of the aggregate merger consideration, which fee was approximately $0.8 million at the time of announcement of the merger and is contingent upon the closing of the merger. Sandler O’Neill also received a fee of $150,000 for rendering its opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the merger. VCB has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of Sandler O’Neill’s out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement. Sandler O’Neill has provided other investment banking services to VCB in the two years preceding the date of its opinion. Most recently, Sandler O’Neill acted as financial advisor to VCB in connection with its proposed merger with Atlantic Bay, which transaction was ultimately terminated in August 2018. Sandler O’Neill did not provide any investment banking services to Blue Ridge in the two years preceding the date of its opinion. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to VCB, Blue Ridge and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of VCB, Blue Ridge and its affiliates for Sandler O’Neill’s own account and for the accounts of Sandler O’Neill’s customers.

Certain Unaudited Prospective Financial Information

Blue Ridge and VCB do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Blue Ridge and VCB are including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to or discussed with the parties’ respective financial advisors in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Blue Ridge, VCB, Raymond James or Sandler O’Neill, their respective representatives or any other recipients of this information considered, or now considers, it to be necessarily predictive of actual or future results, or that it should be construed as financial guidance, and it should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Blue Ridge’s and VCB’s respective business, all of which are difficult to predict and many of which are beyond Blue Ridge’s and VCB’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Blue Ridge and VCB can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Blue Ridge’s and VCB’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the various risks similar to those set forth in the “Risk Factors” section beginning on page [●].

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Blue Ridge’s and VCB’s historical GAAP financial statements. Neither Blue Ridge’s or VCB’s auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Blue Ridge and VCB can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Blue Ridge and VCB do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Blue Ridge or VCB, as applicable, of the merger and does not attempt to predict or suggest future results of Blue Ridge after giving effect to the merger. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Blue Ridge as a result of the merger, the effect on either Blue Ridge or VCB, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Blue Ridge or VCB, as applicable, of any possible failure of the merger to occur. None of Blue Ridge, VCB, Raymond James or Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Blue Ridge or VCB shareholder or other person regarding Blue Ridge’s or VCB’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Blue Ridge or VCB that it is viewed as material information of Blue Ridge or VCB, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposals, but is being provided solely because it was made available to Raymond James or Sandler O’Neill in connection with the merger.

In light of the foregoing, and considering that the special meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Blue Ridge and VCB shareholders are cautioned not to place unwarranted reliance on such information, and Blue Ridge and VCB urge all shareholders to review Blue Ridge’s and VCB’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Blue Ridge’s and VCB’s business and financial results.

For purposes of Sandler O’Neill’s VCB net present value analysis performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used certain internal financial projections for VCB for the year ending December 31, 2019, as well as an estimated long-term annual earnings per share growth rate for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31 2023, as provided by the senior management of VCB. The following table summarizes this unaudited prospective financial information for the fiscal years ended in the periods presented with respect to VCB as used by Sandler O’Neill:

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Net Income ($000s)	$2,514	$2,715	$2,932	$3,167	$3,420
Earnings Per Share ($)	3.50	3.78	4.09	4.41	4.77
Dividends Per Share ($)	0.50	0.50	0.50	0.50	0.50

For purposes of Sandler O’Neill’s Blue Ridge net present value analysis performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used certain internal financial projections for Blue Ridge for the year ending December 31, 2019, as well as estimated long-term annual net income and earnings per share growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Blue Ridge. The following table summarizes this unaudited prospective financial information for the periods presented with respect to Blue Ridge as used by Sandler O’Neill:

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Net Income ($000s)	$8,007	$9,570	$11,280	$12,800	$14,526
Earnings Per Share ($)	1.97	2.21	2.61	2.96	3.35
Dividends Per Share ($)	0.57	0.58	0.59	0.60	0.61

For purposes of Sandler O’Neill’s pro forma merger analysis performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used estimated net income for VCB for the years ending December 31, 2020, December 31, 2021 and December 31, 2022, as provided by the senior management of Blue Ridge. The following table summarizes this unaudited prospective financial information for the periods presented with respect to VCB as used by Sandler O’Neill:

	12/31/2020	12/31/2021	12/31/2022
Net Income ($000s)	$2,600	$2,700	$2,900

For purposes of Raymond James’ discounted cash flow analysis performed in connection with Raymond James’ opinion, Raymond James used certain financial projections prepared by the management of Blue Ridge relating to VCB for the periods ending December 31, 2019 through December 31, 2023. The following table summarizes this unaudited prospective financial information with respect to VCB as used by Raymond James:

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Standalone Tangible Assets ($000s)	$273,681	$295,575	$319,222	$344,759	$372,340
Net Income ($000s)	2,514	2,715	2,932	3,167	3,420

VCB’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the VCB Board that you approve the merger, you should be aware that VCB’s directors and executive officers have interests that are different from, or are in addition to, those of VCB shareholders generally. The VCB Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Appointment of Individuals to the Boards of Directors of Blue Ridge

Pursuant to the merger agreement, Blue Ridge will appoint two directors of VCB, as well as A. Pierce Stone, VCB’s former President, Chief Executive Officer and Chairman, as directors of Blue Ridge and Blue Ridge Bank effective upon consummation of the merger. Subject to the Blue Ridge Board’s compliance with its fiduciary duties, Blue Ridge and Blue Ridge Bank also will nominate and recommend these individuals for reelection to the Blue Ridge Board at the first annual meeting of shareholders following the effective time of the merger.

The merger agreement provides that the two individuals to be appointed as directors of Blue Ridge, in addition to Mr. Stone, will be chosen by mutual agreement of Blue Ridge and VCB. Blue Ridge and VCB currently intend to select Andrew C. Holzwarth and Mark W. Sisk as the two VCB directors to be appointed as directors of Blue Ridge and Blue Ridge Bank.

As directors of Blue Ridge and Blue Ridge Bank, Messrs. Holzwarth, Sisk and Stone will be compensated in accordance with Blue Ridge’s director compensation policy as then in effect. For more information, see “Information about Blue Ridge—Board of Directors and Director Compensation” beginning on page [●].

Appointment of Individuals to Advisory Boards of Blue Ridge Bank

Blue Ridge Bank currently intends to offer each non-executive director of VCB who is not appointed to the Blue Ridge Board upon consummation of the merger the opportunity to join an advisory board of Blue Ridge Bank. Members of Blue Ridge Bank’s advisory boards generally receive $100 for attendance at each advisory board meeting.

Change of Control Payments under Current VCB Transaction Bonus Agreements

VCB currently has written transaction bonus agreements with A. Preston Moore, Jr., its President and Chief Executive Officer, and Thomas M. Crowder, its Executive Vice President, Chief Financial Officer and Chief Operating Officer. These agreements provide that, upon a change of control, VCB shall pay a transaction bonus to such officer equal to 2.95 times the sum of (i) such officer’s then-current base salary and (ii) such officer’s annual bonus for the fiscal year preceding the change of control. The estimated transaction bonuses payable to Mr. Moore and Mr. Crowder are $787,650 and $595,600, respectively; however, these agreements also provide that the payments to Mr. Moore and Mr. Crowder will be reduced if these payments and any payments or benefits payable to them under other agreements or plans would constitute “excess parachute payments” under Section 280G of the Code. In that event, the total payments and benefits will be reduced to the maximum amount that can be paid without the payments or benefits constituting “excess parachute payments.”

Employment with Blue Ridge Bank Following the Merger

Blue Ridge has agreed to appoint Mr. Moore to serve as President – Central Virginia Region of Blue Ridge Bank and Mr. Crowder to serve as Executive Vice President – Card Division of Blue Ridge Bank, both effective upon consummation of the merger. In connection with entering into the merger agreement, Blue Ridge Bank has entered into employment agreements with Messrs. Moore and Crowder that will be effective upon consummation of the merger.

Employment Agreement with A. Preston Moore, Jr. Mr. Moore’s employment agreement provides for a term of three years, unless terminated earlier in accordance with the terms of the agreement. The employment agreement provides for a minimum base salary of $225,000 per year. Following the consummation of the merger, Mr. Moore will receive a restricted stock award for 6,000 shares of Blue Ridge common stock that vests ratably on the first, second and third anniversaries of the effective time of the merger. He also will be entitled to receive cash bonus payments in amounts, if any, determined by Blue Ridge Bank pursuant to its bonus program for officers and to participate in Blue Ridge Bank’s employee benefit plans and programs for which he will be eligible.

Mr. Moore’s employment agreement provides for benefits in the event of a termination of his employment by Blue Ridge Bank without “Cause” or by him for “Good Reason” (as those terms are defined in the employment agreement). In such cases, Mr. Moore will be entitled to receive his then-current base salary for the remainder of the term of his agreement, any unpaid annual bonus that he would have received for the year prior to his termination had he remained employed, and a cash payment equal to the monthly cost of COBRA coverage if he elected such coverage for the lesser of the remainder of the term of his agreement and 18 months. Mr. Moore’s entitlement to the foregoing severance payments is subject to his execution of a release and waiver of claims against Blue Ridge Bank and his compliance with the restrictive covenants provided in his employment agreement.

Mr. Moore’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 24 months following the expiration of the employment agreement or, if his employment is terminated for any reason during the term of the agreement, the longer of 24 months following such termination or three years from the effective time of the merger.

Employment Agreement with Thomas M. Crowder. Mr. Crowder’s employment agreement is substantially the same as Mr. Moore’s employment agreement, except that Mr. Crowder’s minimum base salary will be $175,000 per year, and he will receive a restricted stock award for 5,000 shares of Blue Ridge common stock.

Indemnification and Insurance

Blue Ridge has agreed to indemnify the officers and directors of VCB against certain liabilities arising before the effective time of the merger. Blue Ridge also has agreed for a period of five years after the effective time of the merger to purchase a “tail” directors’ and officers’ liability insurance policy providing terms and conditions no less favorable than VCB’s existing insurance, for the current directors and officers of VCB, subject to a cap on the cost of such policy equal to 300% of the current amount expended by VCB.

Merger Consideration to Be Received by VCB Directors and Executive Officers in Exchange for Their Shares of VCB Common Stock

As noted in “Security Ownership of Certain Beneficial Owners and Management of VCB,” the directors and officers of VCB beneficially own shares of VCB common stock. As a result, like all other VCB shareholders, these directors and officers will be entitled to receive merger consideration upon the consummation of the merger. As a result of the merger, each share of VCB common stock will be converted into the right to receive, at the election of the holder, $58.00 in cash or 3.05 shares of Blue Ridge common stock. Additionally, like other VCB shareholders, these directors and officers will receive cash in lieu of fractional shares.

Blue Ridge’s Board of Directors and Management Following Completion of the Merger

The directors of Blue Ridge in office immediately prior to the merger will continue serving as directors of Blue Ridge after the merger. The executive officers of Blue Ridge immediately prior to the merger will continue serving in their current positions as the executive officers of Blue Ridge after the merger. For more information, including biographical information for the directors and executive officers of Blue Ridge, see the sections entitled “Information about Blue Ridge—Board of Directors and Director Compensation” and “Information about Blue Ridge—Executive Officers of Blue Ridge” beginning on pages [●] and [●], respectively.

Blue Ridge and Blue Ridge Bank will appoint two directors of VCB, as well as A. Pierce Stone, VCB’s former President, Chief Executive Officer and Chairman, as directors of Blue Ridge and Blue Ridge Bank effective upon consummation of the merger. Blue Ridge and VCB currently intend to select Andrew C. Holzwarth and Mark W. Sisk as the two VCB directors to be appointed as directors of Blue Ridge and Blue Ridge Bank. For more information, including biographical information for Messrs. Holzwarth, Sisk and Stone, see “Information about VCB—Board of Directors and Director Compensation” beginning on page [●].

In addition, Blue Ridge will appoint Mr. Moore to serve as President – Central Virginia Region of Blue Ridge Bank and Mr. Crowder to serve as Executive Vice President – Card Division of Blue Ridge Bank, both effective upon consummation of the merger.

Public Trading Markets

Blue Ridge’s common stock is quoted on the OTC Market Group’s Pink marketplace under the symbol “BRBS.” VCB common stock is quoted on the OTC Market Group’s Pink marketplace under the symbol “VCBS.”

Blue Ridge plans to apply to list its common stock, including the newly issued shares issuable pursuant to the merger agreement, on the Nasdaq Stock Market or the New York Stock Exchange in connection with the merger.

Appraisal Rights

Blue Ridge

Blue Ridge shareholders are not entitled to dissenters’ or appraisal rights in connection with the merger.

VCB

VCB shareholders will have the right to assert appraisal rights with respect to the merger and demand in writing to be paid the fair value of their shares of VCB common stock under applicable provisions of Virginia law following consummation of the merger by Blue Ridge. In order to exercise and perfect appraisal rights, you must generally give written notice of your intent to demand payment for your shares to VCB before the vote is taken on the merger at the VCB special meeting and you must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D.

The following is only a summary of the rights of a dissenting VCB shareholder, is not a complete statement of law pertaining to appraisal rights under the VSCA, and is qualified in its entirety by reference to the full text of the provisions of the VSCA pertaining to appraisal rights, a copy of which is attached as Appendix D hereto and incorporated into this discussion by reference. If you intend to exercise your right to dissent, you should carefully review the following summary and comply with all requirements of the VSCA. You should also consult with your attorney. No further notice of the events giving rise to appraisal rights will be furnished to you by Blue Ridge or VCB.

The VSCA provides in detail the procedure you must follow if you wish to exercise your appraisal rights. In summary, to exercise appraisal rights:

•	you must deliver to VCB before the vote on the merger agreement is taken at the special meeting of VCB, written notice of your intent to demand payment for your shares if the merger is completed; and

•	you must not vote your shares in favor of the merger agreement at the VCB special meeting.

In other words, you do not have to vote against the merger agreement, or even vote at all, in order to exercise appraisal rights, but you may not vote in favor of the merger agreement, and in all cases you must give the required written notice. If you fail to satisfy these requirements, you will not be entitled to exercise appraisal rights or to receive payment for your shares under the provisions of the VSCA pertaining to appraisal rights. Even if you vote against the merger agreement (either in person or by proxy), you still must send the required notice of intent in order to exercise appraisal rights. You should remember that, as described in the section entitled, “VCB Special Meeting of Shareholders—Voting of Proxies,” beginning on page [●], if you return a signed proxy card but fail to provide instructions as to the manner in which your shares are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert appraisal rights. If you do not return a proxy card or otherwise vote at all at the VCB special meeting, you will not be treated as waiving your appraisal rights as long as you have given the required notice of intent as described above.

If you intend to assert your appraisal rights, your notice of intent should be mailed or delivered to VCB’s Corporate Secretary at VCB’s corporate office located at 114 Industrial Drive, Louisa, Virginia 23093, or it may be hand delivered to VCB’s Corporate Secretary at the VCB special meeting (before the voting on the merger agreement begins). Notice of intent is effective at the earliest of the following:

•	when received by VCB at its address prior to the VCB special meeting;

•	five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postage prepaid and correctly addressed to VCB at its address prior to the VCB special meeting; or

•	on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of VCB prior to the VCB special meeting.

If you deliver a timely notice of intent, do not vote in favor of the merger agreement and the merger agreement is approved by VCB shareholders at the VCB special meeting (or at any adjournment of the VCB special meeting) and the merger becomes effective, then, within 10 days following the effective time, Blue Ridge, as the company surviving the merger, will send you a written notice called an appraisal notice, by first-class mail, postage prepaid, to your address shown in VCB’s current record of shareholders, as long as you have satisfied the requirements to exercise appraisal rights. The appraisal notice will include another copy of the provisions of the VSCA pertaining to appraisal rights and will:

•

include a form you can use for demanding payment that will (i) specify the first date of any announcement to VCB shareholders and Blue Ridge shareholders of the terms of the merger, (ii) require you to certify whether you acquired beneficial ownership of your shares of VCB common stock before that date, and (iii) require you to certify that you did not vote for or consent to the merger;

•	state where your VCB share certificates must be deposited and the date by which those certificates must be deposited;

•

specify where the form described above must be sent and the date by which Blue Ridge must receive the form (which may not be fewer than 40 nor more than 60 days after the date the appraisal notice was delivered), and state that you will have waived the right to demand appraisal with respect to your shares unless the form is received by Blue Ridge by such date;

•	state Blue Ridge’ estimate of the fair value of the shares;

•

state that, if requested in writing, Blue Ridge will provide to the shareholder, within 10 days after the date by which Blue Ridge must receive the form, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

•	state the date by which the notice to withdraw must be received, which date must be within 20 days after the date by which Blue Ridge must receive the form.

After receipt of the appraisal notice, you must deliver to Blue Ridge a written payment demand and, in the case of certificated shares, deposit your VCB share certificates with Blue Ridge by the date set forth in and in accordance with the terms and conditions of the appraisal notice and certify whether you acquired beneficial ownership of your shares of VCB common stock before the announcement date. Otherwise, you will not be entitled to payment for your shares. Additionally, if you were not the beneficial owner of your shares of VCB common stock on the announcement date as set forth in the appraisal notice, Blue Ridge may elect to withhold payment. If you deliver a payment demand, certify your beneficial ownership and deposit your share certificates as required by the appraisal notice, you will lose all rights as a VCB shareholder unless you withdraw your payment demand by the date specified in the appraisal notice.

Within 30 days after the form is due, Blue Ridge will pay you (provided that you have satisfied all requirements to exercise appraisal rights) the amount Blue Ridge estimates to be the fair value of your shares, plus interest accrued to the date of payment. Blue Ridge’ payment will be accompanied by:

•

the annual financial statements of Blue Ridge, which shall be as of a date ending not more than 16 months before the date of payment, or, if such annual financial statements are not available, Blue Ridge shall provide reasonably equivalent information;

•	the latest available quarterly financial statements of Blue Ridge;

•	a statement of Blue Ridge’ estimate of the fair value of the shares, which estimate must equal or exceed Blue Ridge’ estimate given in the appraisal notice; and

•

a statement of your right to demand further payment if you are not satisfied with the payment and that failure to demand further payment within a specified time will be deemed acceptance of Blue Ridge’ estimate as full payment.

If you believe that the amount paid by Blue Ridge, or the amount of Blue Ridge’s payment offer in the case of after-acquired shares, as described above is less than the fair value of your shares of VCB common stock or that the interest due is incorrectly calculated, then you may notify Blue Ridge in writing of your own estimate of the fair value of your shares of VCB common stock and may demand payment of your estimate plus interest. A shareholder offered payment with respect to his or her after-acquired shares and who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest. If you fail to take any such action within the 30 days after Blue Ridge makes or offers payment for your shares, you will be deemed to have waived your rights to demand payment and shall be entitled only to the payment of fair value as calculated by Blue Ridge.

If you have taken all required actions and your demand for payment remains unsettled, Blue Ridge may file a lawsuit within 60 days after receiving the payment demand and petition the appropriate circuit court to determine the fair value of the shares and accrued interest. If Blue Ridge does not begin the action within the 60-day period, it will pay each shareholder who asserts appraisal rights whose demand remains unsettled the amount demanded. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In addition, Blue Ridge will make all shareholders who assert appraisal rights whose demands remain unsettled parties to the proceeding. Each shareholder who asserts appraisal rights made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, to exceed the amount paid by Blue Ridge, or for the value, plus accrued interest, of his after-acquired shares for which Blue Ridge elected to withhold payment.

The court will determine the cost of any court proceeding, including reasonable compensation and reimbursement of expenses for appraisers appointed by the court. Those costs will be assessed against Blue Ridge unless the court determines that some or all of the shareholders who assert appraisal rights acted arbitrarily, vexatiously or not in good faith in demanding payment, in which event the court may assess costs against those shareholders. The court may assess the fees and expenses of experts and counsel against Blue Ridge if it finds that it did not substantially comply with the requirements of the statutes, or against any party who acted arbitrarily, vexatiously or not in good faith in asserting or defending against appraisal rights. If the court finds that the services of counsel for any shareholder who asserts appraisal rights were of substantial benefit to other shareholders similarly situated, the court may award counsel fees, to be paid out of the amounts awarded the shareholders who asserted appraisal rights who were benefited. If a shareholder who asserts appraisal rights must bring an action against Blue Ridge to require it to pay the amount Blue Ridge estimates to be the fair value of the shares, plus interest and the shareholder is successful, the court will assess costs against Blue Ridge.

Regulatory Approvals Required for the Merger

Blue Ridge and VCB have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the Federal Reserve, the OCC, and the Virginia Bureau of Financial Institutions. As of the date of this joint proxy statement/prospectus, we have not yet received the required regulatory approvals. The merger cannot proceed without these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Blue Ridge and VCB expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

A regulatory body’s approval may contain terms or impose conditions, restrictions or requirements which the Blue Ridge Board reasonably determines in good faith would have a material adverse effect on Blue Ridge and its subsidiaries as a whole, taking into account the consummation of the merger. If approval of this nature occurs, Blue Ridge may elect not to consummate the merger. The companies can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or within the time frame contemplated by Blue Ridge and VCB. See “The Merger Agreement – Conditions to Complete the Merger” beginning on page [●].

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities of VCB as of the effective time of the merger will be recorded at their respective fair values and added to those of Blue Ridge. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Blue Ridge issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of VCB before the merger date.

Resales of Blue Ridge Common Stock

All shares of Blue Ridge common stock to be issued to VCB shareholders in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Blue Ridge as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Blue Ridge and may include significant shareholders of Blue Ridge. The executive officers and directors of VCB who continue in such capacities with Blue Ridge upon completion of the merger are expected to be deemed affiliates of Blue Ridge as of the closing date of the merger.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of merger. The discussion is based upon the Code, its legislative history, applicable Treasury Regulations promulgated thereunder, existing administrative interpretations and court decisions currently in effect. Any of these authorities could be repealed, overruled, modified or subject to differing interpretation at any time after the date of this joint proxy statement/prospectus, and any such change could be applied retroactively. This discussion does not address any tax consequences under state, local or foreign laws or federal laws other than those pertaining to income tax.

This discussion assumes that you hold your shares of VCB common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is for general information only and does not address all aspects of federal income taxation that may be important to you in light of your particular circumstances or if you are subject to certain rules, such as those rules relating to:

•	shareholders who are not U.S. holders (as defined below);

•	pass-through entities and investors in such entities;

•	banks, thrifts and certain other financial institutions;

•	tax-exempt organizations and entities, including pension plans, individual retirement accounts and employee stock ownership plans;

•	regulated investment companies or real estate investment trusts;

•	insurance companies;

•	persons subject to alternative minimum tax;

•	persons having a functional currency other than the U.S. dollar;

•	U.S. expatriates;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•

persons that hold their shares of VCB common stock as part of a hedge, appreciated financial position, straddle, integrated, conversion, or constructive sale transaction, or other risk reduction transaction;

•	dealers or brokers in securities, commodities or currencies;

•	holders who actually or constructively own more than 5% of VCB common stock;

•	ratings with respect to the Community Reinvestment Act; and

•	shareholders who acquired their shares of VCB common stock through the exercise of employee stock options or similar derivative securities or otherwise as compensation.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of VCB common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or entity or an arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (b) such trust was in existence on August 20, 1996 and has made a valid election to continue to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of VCB common stock generally will depend on the status of the partner and the activities of the partnership. Partners in such partnerships holding our shares should consult their tax advisors about the U.S. federal income tax consequences of exchanging shares of VCB common stock for shares of Blue Ridge common stock and/or cash pursuant to the merger.

VCB and Blue Ridge believe that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Based on the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, if you hold shares of VCB common stock and exchange those shares of VCB common stock pursuant to the merger, your tax consequences will depend upon the form of consideration that you receive in exchange for those shares. It is also a condition to VCB’s obligation to complete the merger that VCB receive a tax opinion from Hunton Andrews Kurth LLP, dated the closing date of the merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Blue Ridge’s obligation to complete the merger that Blue Ridge receive an opinion from Williams Mullen, dated the closing date of the Merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These tax opinions are and will be based on representation letters provided by VCB and Blue Ridge and on customary factual assumptions. Blue Ridge and VCB each has the ability to waive the condition to obtain a legal opinion. Neither Blue Ridge nor VCB currently intends to waive this opinion condition to its obligation to consummate the merger. If either Blue Ridge or VCB waives this opinion condition after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, and if the tax consequences of the merger to VCB shareholders have materially changed, Blue Ridge and VCB will recirculate appropriate soliciting materials to resolicit the votes of the Blue Ridge and VCB shareholders. None of the opinions described above will be binding on the IRS or any court. VCB and Blue Ridge have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Based on the merger qualifying as a reorganization under Section 368(a) of the Code, the following is a summary of the material U.S. federal income tax consequences of the merger.

Tax consequences to holders of VCB common stock who receive solely Blue Ridge common stock for their shares of VCB common stock

If you are a holder of VCB common stock who elects to receive solely Blue Ridge common stock in exchange for your shares of VCB common stock pursuant to the merger, you will not recognize any gain or loss for U.S. federal income tax purposes (except for cash received instead of a fractional share of Blue Ridge common stock). See “– Tax consequences to holders of VCB common stock who receive cash in lieu of fractional shares” below.

The aggregate tax basis of the Blue Ridge common stock received in the merger (including any fractional shares of Blue Ridge common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate tax basis of the VCB common stock for which it is exchanged, decreased by the amount of basis allocated to the fractional share deemed received and then redeemed. The holding period of Blue Ridge common stock received in exchange for shares of VCB common stock (including fractional shares of Blue Ridge common stock deemed received and redeemed as described below) will include the holding period of the VCB common stock for which it is exchanged. If a U.S. holder has differing tax bases or differing holding periods in respect of shares of VCB common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Blue Ridge common stock received in the merger.

Tax consequences to holders of VCB common stock who receive solely cash for their shares of VCB common stock or who elect to exercise appraisal rights

If you are a holder of VCB common stock who elects to receive solely cash in exchange for your shares of VCB common stock pursuant to the merger or who receives cash in exchange for your shares of VCB common stock by making a valid election to exercise appraisal rights, you will recognize gain or loss in an amount equal to the difference between the amount of cash that you receive and the adjusted tax basis of your shares of VCB common stock exchanged therefor. The gain or loss should be capital gain or capital loss and will be long-term capital gain or loss if you owned the exchanged shares of VCB common stock for more than one year as of the effective time of the merger. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced tax rate. The deductibility of capital losses is subject to limitations. In addition, gains and losses recognized on the exchange of your shares of VCB common stock pursuant to the merger may be subject to the net investment income tax. See “– Net Investment Income Tax” below.

If you actually, indirectly or constructively hold shares of Blue Ridge common stock immediately prior to the merger, you should be aware that in certain circumstances there is a possibility that all or a portion of the cash you receive in exchange for your shares of VCB common stock pursuant to the merger could be recharacterized as dividend income. Each holder of VCB common stock is strongly encouraged to consult its tax advisor as to the possibility that all or a portion of the cash payment received will be treated as dividend income and to read the section entitled “–Tax consequences to holders of VCB common stock who receive Blue Ridge common stock and cash” below.

Tax consequences to holders of VCB common stock who receive Blue Ridge common stock and cash

If you are a holder of VCB common stock who elects to exchange your shares of VCB common stock for shares of Blue Ridge common stock and cash, you generally will recognize gain (but not loss) with respect to such cash in an amount equal to the lesser of (1) the excess, if any, of the sum of the cash received and the fair market value of the shares of Blue Ridge common stock received pursuant to the merger over your adjusted tax basis in your shares of VCB common stock surrendered, or (2) the amount of cash you received in exchange for your shares of VCB common stock pursuant to the merger. If you acquired different blocks of VCB common stock at different times or at different prices, gain or loss must be calculated separately for each identifiable block of shares of VCB common stock surrendered in the merger. You should consult your tax advisor regarding the manner in which cash and shares of Blue Ridge common stock should be allocated among different blocks of your VCB common stock surrendered in the merger and the manner in which gain or loss should be determined. Any recognized gain generally will be treated as capital gain and will be long-term capital gain if, as of the effective time of the merger, your holding period with respect to the shares of VCB common stock surrendered exceeds one year.

The aggregate tax basis of your shares of Blue Ridge common stock received (including any fractional shares deemed received and exchanged for cash) by you in exchange for your shares of VCB common stock pursuant to the merger will be equal to the aggregate tax basis of your shares of VCB common stock surrendered, reduced by the amount of cash received by you in exchange for your VCB common stock pursuant to the merger (other than cash received in lieu of a fractional share of Blue Ridge common stock) and increased by the amount of gain, if any, recognized by you on the exchange (other than any gain or dividend income recognized on the receipt of cash for a fractional share of Blue Ridge common stock) on the exchange. The holding period of the shares of Blue Ridge common stock you receive in the merger (including any fractional shares deemed received and exchanged for cash) will include your holding period of the shares of VCB common stock surrendered in the merger. If you acquired different blocks of VCB common stock at different times or at different prices, the basis and holding period of each block of Blue Ridge common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of VCB common stock exchanged for such block of Blue Ridge common stock. You should consult your tax advisor regarding the manner in which cash and the shares of Blue Ridge common stock should be allocated among your shares of VCB common stock and the manner in which the above rules would apply to your particular circumstances. In addition, gains and losses recognized on the exchange of your shares of VCB common stock pursuant to the merger may be subject to the net investment income tax. See “– Net Investment Income Tax” below.

In some cases, if you actually or constructively own shares of Blue Ridge common stock (other than the shares of Blue Ridge common stock received as consideration in connection with the merger), the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of your ratable share of accumulated earnings and profits (as calculated for U.S. federal income tax purposes). In general, the determination of whether such gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage ownership of Blue Ridge common stock. For purposes of determining whether the VCB shareholder’s receipt of cash has the effect of a distribution of a dividend, the shareholder will be treated as if such shareholder first exchanged all of such shareholder’s VCB common stock solely in exchange for shares of Blue Ridge common stock and then Blue Ridge immediately redeemed a portion of that stock for the cash that the shareholder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to a holder of VCB common stock if such receipt is, with respect to such shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate” with respect to the shareholder (or with respect to a shareholder receiving only cash, who does not actually or constructively own any shares of Blue Ridge common stock following the merger). As noted above under “--Tax consequences to holders of VCB common stock who receive solely cash for their shares of VCB common stock or who elect to exercise appraisal rights” above, the foregoing rules may apply to an holder of VCB common stock receiving only cash in the merger if such shareholder actually or constructively owns shares of Blue Ridge common stock following the merger. However, in addition to the tests described above, the deemed redemption will not result in dividend treatment if it constitutes a “complete termination” of such shareholder’s interest, which would apply if such shareholder does not actually or constructively own any shares of Blue Ridge common stock following the merger. Because the rules are complex and the possibility of dividend treatment depends upon each VCB shareholder’s particular circumstances, including the application of constructive ownership rules under Section 318 of the Code, holders of VCB common stock are strongly encouraged to consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Tax consequences to holders of VCB common stock who receive cash in lieu of fractional shares

If you are a holder of VCB common stock and, as a result of the merger, you receive cash in lieu of a fractional share of Blue Ridge common stock, we expect your receipt of such cash will be treated as if the fractional share of Blue Ridge common stock had been distributed to you as part of the merger, and then redeemed by Blue Ridge in exchange for the cash actually distributed in lieu of the fractional share, with the redemption generally qualifying as an “exchange” under Section 302 of the Code. Consequently, you generally will recognize capital gain or loss with respect to the cash received in lieu of a fractional share measured by the difference between the amount of cash received and the tax basis allocated to the fractional share exchanged therefor. Any capital gain or loss recognized by you as a result of the receipt of cash in lieu of fractional shares of Blue Ridge common stock under the above discussion will be long-term capital gain or loss if you have held your shares of VCB common stock for more than one year as of the effective time of the merger. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced tax rate. The deductibility of capital losses is subject to limitations. In addition, gains and losses recognized on the exchange of your shares of VCB common stock pursuant to the merger may be subject to the net investment income tax. See “– Net Investment Income Tax” below.

Net Investment Income Tax

Certain non-corporate holders of VCB common stock with taxable incomes over certain threshold amounts, including individuals and certain estates and trusts, may be subject to an additional 3.8% tax on all or a portion of their “net investment income.” This tax amounts to an additional 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of an individual, will be between $125,000 and $250,000, depending on the individual’s circumstances). Net investment income may include dividends and net gains from the disposition of shares of stock, including gains or dividends recognized by holders of VCB common stock as a result of exchanging their shares of VCB common stock for cash and, if applicable, Blue Ridge common stock pursuant to the merger agreement. Holders of VCB common stock are urged to consult their own tax advisors regarding the potential applicability of the net income tax to them and the implications of the net investment income tax.

Tax consequences to VCB and Blue Ridge

Each of Blue Ridge and VCB will be a party to the merger within the meaning of Section 368(b) of the Code. We do not expect either VCB or Blue Ridge to recognize gain or loss for U.S. federal income tax purposes as a result of the merger. We do not intend to obtain an opinion from tax counsel with respect to any U.S. federal income tax consequences of the merger.

Backup Withholding and Reporting Requirements

U.S. holders of VCB common stock, other than certain exempt recipients, may be subject to backup withholding at a rate of 24% with respect to any cash payment received in the merger in lieu of fractional shares. However, backup withholding will not apply to any U.S. holder that either (a) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or (b) otherwise proves to Blue Ridge and its exchange agent that the U.S. holder is exempt from backup withholding. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

In addition, U.S. holders of VCB common stock are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of VCB stock exchanged, the number of shares of Blue Ridge stock received, the fair market value and tax basis of VCB shares exchanged and the U.S. holder’s tax basis in the Blue Ridge common stock received. If a U.S. holder of VCB common stock that exchanges such stock for Blue Ridge common stock is a “significant holder” with respect to VCB, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange. A U.S. holder of VCB common stock will be treated as a significant holder in VCB if the U.S. holder’s ownership interest in VCB is five percent (5%) or more of VCB’s issued and outstanding common stock or if the U.S. holder’s basis in the shares of VCB stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of VCB and Blue Ridge, the date of the merger, and the fair market value and tax basis of VCB shares exchanged (determined immediately before the merger).

The foregoing tax discussion is only a summary. It is not intended to be, and should not be construed as, tax advice. Holders of VCB common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including the terms of the merger agreement that the respective management teams of Blue Ridge and VCB believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

The merger agreement provides for the merger of VCB with and into Blue Ridge, with Blue Ridge as the surviving corporation. The separate existence of VCB shall cease upon completion of the merger, and Blue Ridge will continue to exist as a Virginia corporation. As soon as practicable after the merger, Virginia Community Bank will be merged with and into Blue Ridge Bank, with Blue Ridge Bank as the surviving bank. Blue Ridge Bank will continue to exist as a national banking association and a wholly owned subsidiary of Blue Ridge.

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding share of VCB common stock will be converted into the right to receive, at the election of the holder, either:

•	$58.00 per share in cash; or

•	3.05 shares of Blue Ridge common stock.

If you are a VCB shareholder, you have the opportunity to elect the form of consideration to be received for all shares of VCB common stock held by you, subject to allocation and proration procedures set forth in the merger agreement and described in this joint proxy statement/prospectus. These allocation procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive shares of Blue Ridge common stock and 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash. Any merger consideration is subject to ratable proration, as described below under “—Cash or Stock Election for VCB Shareholders.”

If you are a VCB shareholder, the form of the consideration ultimately received by you will depend upon the election, allocation and proration procedures described below and the choices of other VCB shareholders, and may be different from what you elect.

In lieu of fractional shares, Blue Ridge will issue cash to holders of VCB common stock in an amount (without interest and rounded to the nearest cent) determined by multiplying such fraction by the closing price of Blue Ridge common stock quoted on the OTC Markets Group’s Pink marketplace for the trading day immediately preceding the effective time of the merger on which there were reported trades in Blue Ridge common stock.

Closing and Effective Time of Merger

The merger will be completed only if certain conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission, or such other date and time as may be set forth in the articles of merger filed with the Virginia State Corporation Commission. Neither Blue Ridge nor VCB can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received, if at all.

Cash or Stock Election for VCB Shareholders

If you are a VCB shareholder, an election form is being sent to you in a separate mailing, permitting you:

•	to elect to receive shares of Blue Ridge common stock in exchange for shares of VCB common stock held by you, plus cash in lieu of any fractional share interest,

•	to elect to receive cash in exchange for shares of VCB common stock held by you, or

•	to indicate that you make no election with respect to the consideration to be received by you in exchange for your shares of VCB common stock.

The VCB shares to be converted in accordance with the merger agreement are referred to below as (a) stock election shares, (b) cash election shares and (c) no election shares. VCB shareholders will also be permitted to make mixed elections, wherein a portion of their shares will be stock election shares and the remainder will be cash election shares.

In order to make an effective election, you must send in your properly completed election form to the exchange agent no later than [●], Eastern time, on [●], 2019, the election deadline. If you either (a) do not submit a properly completed election form by the election deadline or (b) revoke your election form prior to the election deadline and do not resubmit a properly completed election form by the election deadline, the shares of VCB common stock held by you will be designated no election shares.

All elections must be made on the election form. To make an effective election with respect to your shares of VCB common stock, you must, in accordance with the election form, properly complete and return the election form to the exchange agent designated by Blue Ridge to receive these materials.

If you have a particular preference as to the form of consideration to be received for your shares of VCB common stock, you must make an election, because shares as to which an election has been made will be given priority in allocating the selected consideration over shares for which no election was made. The VCB Board, the Blue Ridge Board, and their financial advisors make no recommendation as to whether VCB shareholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to your election, bearing in mind the tax consequences of the election you choose. See “The Merger—Material United States Federal Income Tax Consequences” beginning on page on [●].

Allocation Procedures

All elections by VCB shareholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock and the remaining 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if VCB shareholders in the aggregate elect to receive stock consideration in exchange for more or fewer than 60% of the outstanding shares of VCB common stock. These procedures are summarized below.

•

If stock consideration is oversubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is more than 60% of the outstanding shares of VCB common stock, then each cash election share and no election share will be converted into the right to receive the cash consideration and a sufficient number of shares from among the holders of stock election shares will be converted on a pro rata basis into cash election shares to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock (taking into account dissenting shares described under “The Merger– Appraisal Rights”). This proration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares.

•

If stock consideration is undersubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is less than 60% of the outstanding shares of VCB common stock, then each stock election share will be converted into the right to receive the stock consideration and a sufficient number of other shares will be converted into stock election shares, first from among the holders of no election shares and then, if necessary, from among the holders of cash election shares, on a pro rata basis, to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock. This proration will reflect the proportion that the number of no election shares of each holder of no election shares bears to the total number of no election shares and the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares, as the case may be.

The above-described allocation will be made by Blue Ridge’s exchange agent within five business days after the completion of the merger.

The VCB Board, the Blue Ridge Board, and their financial advisors make no recommendations as to whether VCB shareholders should elect to receive cash or Blue Ridge common stock in the merger. Each VCB shareholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this joint proxy statement/prospectus and in the merger agreement, you may receive Blue Ridge common stock or cash in amounts that vary from the amounts you elected to receive.

Procedures for Exchanging VCB Stock Certificates

On or before the closing date of the merger, Blue Ridge will cause to be deposited with the exchange agent the number of shares of Blue Ridge common stock for the stock consideration to be delivered in the merger (which, at the election of Blue Ridge, may be certificates or non-certificated shares), cash equal to the aggregate amount of the cash consideration payable in the merger and cash instead of any fractional shares that would otherwise be issued to VCB shareholders in the merger.

Within five business days after the exchange agent completes the allocation procedures described above, the exchange agent will send transmittal materials to each holder of a certificate for VCB common stock for use in exchanging VCB stock certificates for the merger consideration. The exchange agent will deliver the merger consideration allocated to each VCB shareholder, and a check instead of any fractional shares, promptly once it receives the properly completed transmittal materials, together with certificates representing a holder’s shares of VCB common stock.

VCB stock certificates should not be returned with the enclosed proxy card. They also should not be forwarded to the exchange agent until you receive a transmittal letter following completion of the merger.

VCB stock certificates may be exchanged for the merger consideration with the exchange agent for up to nine months after the completion of the merger. At the end of that period, any Blue Ridge stock certificates and cash will be returned to Blue Ridge. Any holders of VCB stock certificates who have not exchanged their certificates will be entitled to look only to Blue Ridge, and only as general creditors of Blue Ridge, for the merger consideration and any cash to be received instead of fractional shares of Blue Ridge common stock.

Please be aware that you will not receive the merger consideration you are entitled to until you return your properly completed transmittal materials and your VCB common stock. No interest will be paid or accrued on any cash constituting merger consideration (including cash in lieu of fractional shares) during this time. Until you exchange your VCB stock certificates for the merger consideration, you will not receive any dividends or other distributions in respect of shares of Blue Ridge common stock, to the extent you receive Blue Ridge common stock in the merger. Once you exchange your VCB stock certificates for the merger consideration, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to any shares of Blue Ridge common stock, as well as any dividends with respect to VCB stock declared before the effective time of the merger but unpaid.

If your VCB stock certificate has been lost, stolen or destroyed, you may receive a new stock certificate upon the making of an affidavit of that fact. Blue Ridge may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Blue Ridge with respect to the lost, stolen or destroyed VCB stock certificate.

Neither Blue Ridge nor VCB, nor any other person, will be liable to any former holder of VCB stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties relating to Blue Ridge’s and VCB’s respective businesses, including:

•	corporate organization, standing and power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	capital structure;

•	financial statements, regulatory reports filed with governmental agencies and accounting controls;

•	absence of certain changes or events and absence of certain undisclosed liabilities;

•	material contracts;

•	legal proceedings and compliance with applicable laws;

•	tax matters and tax treatment of merger;

•	ownership and leasehold interests in properties;

•	labor, employment and employee benefit matters;

•	insurance;

•	loan portfolio, allowance for loan losses and mortgage loan buy-backs;

•	environmental matters;

•	books and records;

•	intellectual property;

•	derivative instruments;

•	brokered deposits;

•	investment securities;

•	takeover laws and provisions;

•	transactions with affiliates and related parties;

•	brokers and finders fees;

•	engagement of financial advisors;

•	opinions of financial advisors;

•	information systems and security; and

•	Community Reinvestment Act ratings.

With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance, individually or taken together with all other facts, events or circumstances, has had or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on the party making the representation.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date and may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. In some cases, the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although neither Blue Ridge nor VCB believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus. See “Additional Information” beginning on page i for a description of where you can find this information.

Covenants and Agreements

Blue Ridge and VCB have made customary agreements that place restrictions on them until the completion of the merger. In general, Blue Ridge and VCB are required to (i) conduct their respective businesses in the ordinary and usual course consistent with past practice, (ii) take no action that would affect adversely or delay the ability to obtain the required approvals and consents for the merger, perform the covenants and agreements under the merger agreement or complete the merger on a timely basis, (iii) take no action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and (iv) take no action that would make any of its representations and warranties untrue, taking into account the material adverse effect standard set forth in the merger agreement.

VCB has also agreed that, with certain exceptions, it will not, and will not permit any of its subsidiaries to, without the prior written consent of Blue Ridge:

•	amend any articles of incorporation, bylaws or other similar governing instruments;

•

(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any rights with respect thereto, (ii) enter into any agreement with respect to the foregoing or (iii) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights;

•

enter into, amend or renew any employment, consulting, severance change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for (i) normal individual merit increases in compensation of up to 2.5% to employees in the ordinary course of business consistent with past practice, (ii) payment of bonuses from the accrued employee bonus pool in the ordinary course of business consistent with past practice or (iii) incentive-based commissions or compensation to one loan originator and one investment professional of VCB Services Inc. and to employees engaged in selling mortgage products and services in the ordinary course of business;

•

enter into, establish, adopt, amend, terminate or make any contributions to (except to satisfy contractual obligations as previously disclosed to Blue Ridge or to comply with the requirements of the merger agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder;

•

exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any increase in the death benefit in the ordinary course of business consistent with past practice;

•

incur any material obligation, indebtedness or liability, make any pledge or encumber or dispose of any of its material assets, except in the ordinary course of its business and substantially on arm’s length terms;

•

hire any person as an employee of VCB or promote any employee, except (i) to satisfy certain existing contractual obligations and (ii) persons hired or promoted to fill any employee or non-executive officer vacancies whose employment is terminable at will and who are not subject to or eligible for severance or similar benefits or payments that would become payable as a result of the merger;

•

other than dividends from VCB’s wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock; provided, however that Blue Ridge and VCB will coordinate regarding the declaration of dividends such that VCB shareholders will receive, prior to the effective time of the merger, a cash dividend in such amount that, together with any cash dividend of Blue Ridge to which such holders are expected to be entitled between the effective time of the merger and December 31, 2019, shall equal $0.50 per share of VCB common stock;

•

make any material investment in or acquisition of any other person other than its wholly-owned subsidiaries, except with respect to VCB’s investment portfolio or by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary and usual course of business;

•

implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law, or as recommended by VCB’s outside auditor;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of material taxes;

•

enter into any new line of business or change its investment, risk and asset liability management and other banking and operating policies that are material to it and its subsidiaries, taken as a whole, except as required by then applicable market conditions;

•

fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•

(i) make, renew, restructure or otherwise modify any loans, other than loans made or acquired in the ordinary course of business consistent with past practice and that have (A) in the case of unsecured loans, a principal balance of $250,000 or less or (B) in the case of secured loans, a principal balance of $1.5 million or less, (ii) except in the ordinary course of business, take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the amounts set forth in the preceding clause or (iii) enter into any loan securitization or create any special purpose funding entity;

•

make any material changes to its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans, or to its hedging practices and policies, in each case except as required by a regulatory agency;

•

(i) enter into, modify, materially amend, terminate, cancel or extend any material agreement or expressly waive any material benefits thereunder other than in the ordinary course of business consistent with past practice or for the termination of a material agreement upon the expiration of its term; (ii) purchase or otherwise acquire any investment securities or enter into any derivative contract other than as provided in VCB’s currently existing investment policies in the ordinary course of business consistent with past practice; or (iii) make any capital expenditures in the aggregate in excess of $100,000 and other than expenditures necessary to maintain existing assets in good repair in the ordinary course of business consistent with past practice;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in VCB’s currently existing investment policies and in accordance in the ordinary course of business consistent with past practice;

•

settle any material claim, suit, action or proceeding, except as previously disclosed to Blue Ridge or in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $50,000 and that would not impose any material restriction on the business of it or its subsidiaries or Blue Ridge after the merger; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Blue Ridge has also agreed that, with certain exceptions, it will not, and will not permit any of its subsidiaries to, without the prior written consent of VCB:

•	amend any articles of incorporation, bylaws or other similar governing instruments;

•

except for issuances or grants with respect to not more than 25,000 shares of Blue Ridge common stock in the ordinary course of business consistent with past practice, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any rights with respect thereto, (ii) enter into any agreement with respect to the foregoing or (iii) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights;

•

incur any material obligation, indebtedness or liability, make any pledge or encumber or dispose of any of its material assets, except in the ordinary course of its business and substantially on arm’s length terms;

•

other than customary quarterly dividends in the ordinary course of business consistent with past practice and dividends from Blue Ridge’s wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•

make any material investment or acquisition that reduces its regulatory capital such that it would likely result in the regulatory approvals not being obtained or reduces its funds such that it would no longer have all funds necessary to consummate the merger and pay the aggregate amount of cash consideration, except with respect to Blue Ridge’s investment portfolio or by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business;

•

implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law, or as recommended by Blue Ridge’s outside auditor;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of material taxes;

•	enter into any new line of business that Blue Ridge estimates will impact its consolidated annual net income by more than 20%;

•

fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

•

make any material changes to its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans, or to its hedging practices and policies;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in Blue Ridge’s currently existing investment policies and in accordance in the ordinary course of business consistent with past practice; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Required Shareholder Votes

Blue Ridge and VCB have each agreed to call a special meeting of shareholders, as soon as reasonably practicable after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective, for the purpose of obtaining the required shareholder votes on the proposals described in this joint proxy statement/prospectus, and have each agreed to use their reasonable best efforts to hold the meetings on the same date. In addition, Blue Ridge and VCB have each agreed to use their reasonable best efforts to obtain from their shareholders the required shareholder votes in favor of the Blue Ridge merger proposal or VCB merger proposal, respectively, and include the appropriate approval recommendations of each of their boards of directors in this joint proxy statement/prospectus, unless there has been an “intervening event” (as described in the merger agreement and described below) or, with respect to VCB it has received an acquisition proposal from a third party that qualifies as a “superior proposal” as described and under the circumstances set forth in the next section (“—Agreement Not to Solicit Other Offers”).

For purposes of the merger agreement, an “intervening event” means, with respect to Blue Ridge or VCB, a material event or circumstance that was not known to its respective board of directors prior to the execution of the merger agreement (or if known, the consequences of which were not known), which event or circumstance, or any material consequence thereof, becomes known to the respective board of directors prior to the receipt of shareholder approval. The following events, either alone or in combination, will not be deemed to constitute an intervening event: (1) with respect to VCB, the receipt, existence or terms of an acquisition proposal or any matter relating thereto or consequence thereof, (2) developments or changes after the date of the merger agreement in the banking industry; (3) any change in and of itself, in the price, or change in trading volume, of VCB common stock or Blue Ridge common stock, but not including any underlying causes thereof; or (4) the fact in and of itself that VCB or Blue Ridge meets or exceeds (or fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period. In addition, Blue Ridge or VCB may not take any actions in connection with an intervening event pursuant to the merger agreement unless it gives the other party at least five business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, and at the end of such notice period, its board of directors takes into account any amendment or modification to the merger agreement proposed by the other party and, after consultation with outside counsel, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend that shareholders approve the respective merger proposal.

Agreement Not to Solicit Other Offers

VCB has agreed that, while the merger agreement is in effect, it will not directly or indirectly:

•	initiate, solicit, endorse or knowingly encourage any inquiries, proposals or offers with respect to any “acquisition proposal” (as defined in the merger agreement and described below); or

•	furnish any confidential or nonpublic information relating to, or engage or participate in any negotiations or discussions concerning, an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving VCB or Virginia Community Bank:

•	a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction;

•

any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of VCB or 10% or more of any class of equity or voting securities of VCB or its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of VCB; or

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 10% or more of any class of equity or voting securities of VCB or its subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of VCB.

Under the merger agreement, however, if VCB receives an unsolicited bona fide written acquisition proposal, VCB may engage in negotiations or discussions with or provide nonpublic information to the person or entity making the acquisition proposal if:

•	the VCB Board receives the proposal prior to the VCB special meeting;

•

the VCB Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties to its shareholders under applicable law;

•

the VCB Board also concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as defined in the merger agreement and described below); and

•

VCB receives from the person or entity making the proposal an executed confidentiality agreement, which confidentiality agreement does not provide such person or entity with any exclusive right to negotiate with VCB.

VCB has agreed to advise Blue Ridge within 24 hours following receipt of any acquisition proposal, including a description of the material terms and conditions of the proposal (including the identity of the proposing party), and to keep Blue Ridge apprised of any related developments, discussions and negotiations on a reasonably current basis.

For purposes of the merger agreement, a “superior proposal” means an unsolicited, bona fide written acquisition proposal made by a person or entity that the VCB Board concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the acquisition proposal, including the likelihood of obtaining financing and of receiving all required regulatory approvals, is:

•	more favorable to the shareholders of VCB, from a financial point of view, than the transaction contemplated by the merger agreement; and

•	reasonably capable of being completed in accordance with its terms.

For the purposes of the definition of “superior proposal,” the term “acquisition proposal” has the same meaning as described above, except the reference to “10% or more” is changed to be a reference to “a majority” and an “acquisition proposal” can only refer to a transaction involving VCB or Virginia Community Bank.

Expenses and Fees

In general, whether or not the merger is completed, Blue Ridge and VCB will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus, and Blue Ridge will pay all filing fees to the SEC and other governmental authorities. Further, VCB and Blue Ridge have agreed to pay a fee to the other if the merger agreement is terminated under certain circumstances. See “The Merger Agreement – Termination of the Merger Agreement” beginning on page [●].

Indemnification and Insurance

Blue Ridge has agreed to indemnify the officers and directors of VCB against certain liabilities arising before the effective time of the merger. Blue Ridge also has agreed for a period of five years after the effective time of the merger, to maintain in effect VCB’s existing directors’ and officers’ liability insurance policy or purchase a substitute “tail” insurance policy providing for terms and conditions no less favorable than VCB’s existing insurance, for the current directors and officers of VCB, subject to a cap on the cost of such policy equal to 300% of the current amount expended by VCB.

Conditions to Complete the Merger

The respective obligations of Blue Ridge and VCB to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Blue Ridge merger proposal and the VCB merger proposal by shareholders of Blue Ridge and VCB, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	Blue Ridge’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC under the Securities Act and continues to remain effective;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•

the receipt by Blue Ridge from Williams Mullen, Blue Ridge’s outside legal counsel, and the receipt by VCB from Hunton Andrews Kurth LLP, VCB’s outside legal counsel, of written legal opinions to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no material adverse effect with respect to the other party shall have occurred.

In addition, Blue Ridge’s obligation to complete the merger is subject to the following conditions: (i) the aggregate number of VCB shares held by VCB shareholders who perfect their appraisal rights under the VSCA shall not represent 10% or more of the outstanding shares of VCB common stock and (ii) VCB having minimum tangible equity (as defined in the merger agreement) of at least $23.5 million as of the last date of the month ended prior to the completion of the merger. As of June 30, 2019, VCB had tangible equity (measured as defined in the merger agreement) of $25.8 million.

Where the merger agreement and/or law permits, Blue Ridge and VCB could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination of the Merger Agreement

Termination by Blue Ridge and VCB. The merger agreement may be terminated and the merger abandoned by Blue Ridge and VCB, at any time before the merger is completed, by mutual consent of the parties.

Termination by Blue Ridge or VCB. The merger agreement may be terminated and the merger abandoned, by either party’s board of directors if:

•

the merger has not been completed by March 1, 2020, or such later date as agreed to by the parties in writing, unless the failure to complete the merger by such time was primarily caused by a breach or failure to perform an obligation under the merger agreement by the terminating party;

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party; or

•	the VCB shareholders do not approve the VCB merger proposal or the Blue Ridge shareholders do not approve the Blue Ridge merger proposal.

Termination by Blue Ridge. Blue Ridge may terminate the merger agreement at any time before the VCB special meeting if:

•

the VCB Board (i) fails to recommend to the VCB shareholders that they approve the VCB merger proposal, or (ii) withdraws, modifies or changes its recommendation in any manner adverse to Blue Ridge; or

•

VCB fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the VCB merger proposal or its obligations regarding the non-solicitation of other competing offers.

In addition, Blue Ridge may terminate the merger agreement if (i) VCB or Virginia Community Bank, without Blue Ridge’s prior written consent, enters into an agreement with any person to acquire, merge or consolidate with VCB or Virginia Community Bank, purchase, lease or otherwise acquire all or substantially all of the assets of VCB or Virginia Community Bank, or purchase or otherwise acquire directly from VCB securities representing 10% or more of the voting power of VCB, or (ii) a tender offer or exchange offer for 10% or more of the outstanding shares of VCB common stock is commenced (other than by Blue Ridge or any of its subsidiaries), and the VCB Board recommends that the shareholders of VCB tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such offer.

Termination by VCB. VCB may terminate the merger agreement at any time before the Blue Ridge special meeting if:

•

the Blue Ridge Board (i) fails to recommend to the Blue Ridge shareholders that they approve the Blue Ridge merger proposal, or (ii) withdraws, modifies or changes its recommendation in any manner adverse to VCB; or

•

Blue Ridge fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Blue Ridge merger proposal.

In addition, VCB may terminate the merger agreement at any time prior to the VCB special meeting to change, modify or withdraw its recommendation to the VCB shareholders that they approve the merger agreement and enter into an agreement with respect to a superior proposal, as defined in the merger agreement and described above, which has been received and considered by VCB in compliance with the applicable terms of the merger agreement, provided that (i) VCB has notified Blue Ridge, at least four business days in advance, that it intends to terminate the merger agreement in order to accept such superior proposal, (ii) during such four-day period, VCB will negotiate in good faith, to the extent Blue Ridge so desires, to amend the terms and conditions of the merger agreement so that the acquisition proposal ceases to be a superior proposal, (iii) at the end of such four-day period, the VCB Board has determined in good faith (after consultation with its outside legal counsel and financial advisor), and after considering the changes, if any, proposed by Blue Ridge to the terms and conditions of the merger agreement, that such acquisition proposal continues to constitute a superior proposal, and (iv) in the event of any material change to the material terms of such superior proposal, VCB in each case will provide Blue Ridge with an additional notice and two business day notice period.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses (including the obligation to pay the termination fee described below in certain circumstances) and confidentiality of information exchanged between the parties will survive any such termination.

Termination Fees

Termination Fee Paid to Blue Ridge. The merger agreement provides that VCB must pay Blue Ridge a $1.5 million termination fee (inclusive of Blue Ridge’s fees and expenses) if the merger agreement is terminated by Blue Ridge under the following circumstances:

•	the VCB Board (i) fails to recommend to the VCB shareholders that they approve the VCB merger proposal, or (ii) withdraws, modifies or changes its recommendation in any manner adverse to Blue Ridge;

•

VCB fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the VCB merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

VCB or Virginia Community Bank enters into an agreement with any person other than Blue Ridge, without the prior written consent of Blue Ridge, to acquire, merge or consolidate with VCB or Virginia Community Bank, purchase, lease or otherwise acquire all or substantially all of the assets of VCB or Virginia Community Bank or purchase or otherwise acquire directly from VCB securities representing 10% or more of the voting power of VCB, or if a tender offer or exchange offer for 10% or more of the outstanding shares of VCB common stock is commenced (other than by Blue Ridge or any of its subsidiaries), and the VCB Board recommends that the shareholders of VCB tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such offer.

In addition, VCB will be subject to the same termination fee if the merger agreement is terminated by Blue Ridge or VCB under the following circumstances:

•

an acquisition proposal or intent to make an acquisition proposal with respect to VCB is publicly announced or otherwise communicated or made known to the shareholders, senior management or board of directors of VCB, and the merger agreement is terminated by Blue Ridge if VCB is in breach of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above;

•

an acquisition proposal or intent to make an acquisition proposal with respect to VCB is publicly announced or otherwise communicated or made known to the shareholders, and the merger agreement is terminated (i) by Blue Ridge or VCB because the merger has not been completed by March 1, 2020 or (ii) by Blue Ridge or VCB if the VCB shareholders did not approve the VCB merger proposal; and

•

in either case above, before the date that is 12 months after the merger agreement termination date, VCB enters into an agreement or completes a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above, but in any case the term “acquisition proposal” means the same as described above, except the references to “10% or more” are changed to references to “25% or more”).

Furthermore, VCB must pay Blue Ridge the termination fee in order to enter into an agreement with respect to a superior proposal in compliance with the terms of the merger agreement.

Termination Fee Paid to VCB. The merger agreement provides that Blue Ridge must pay VCB a termination fee of $500,000 and reimburse VCB for up to $500,000 of reasonable expenses incurred by VCB in connection with the merger if the merger agreement is terminated by VCB under the following circumstances:

•

the Blue Ridge Board (i) fails to recommend to the Blue Ridge shareholders that they approve the Blue Ridge merger proposal, or (ii) withdraws, modifies or changes its recommendation in any manner adverse to VCB; or

•

Blue Ridge fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Blue Ridge merger proposal.

Any termination fee that becomes payable pursuant to the merger agreement will be paid by wire transfer of immediately available funds to an account designated by Blue Ridge. If VCB fails to timely pay the termination fee to Blue Ridge, VCB also will be obligated to pay the costs and expenses incurred by Blue Ridge to collect such payment, together with interest.

Amendment and Waiver of the Merger Agreement

Any term or provision of the merger agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and the merger agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the VCB special meeting or the Blue Ridge special meeting, except with respect to statutory requirements and requisite approvals of shareholders and regulatory agencies.

Affiliate and Director Noncompetition Agreements

Affiliate Agreements. The directors of Blue Ridge and VCB have entered into affiliate agreements pursuant to which they have agreed to vote all of their shares in favor of the Blue Ridge merger proposal and VCB merger proposal, respectively, subject to several conditions and exceptions.

The affiliate agreements prohibit, subject to limited exceptions, the directors of Blue Ridge and VCB from selling, transferring, pledging, encumbering or otherwise disposing of any shares of Blue Ridge and VCB stock, respectively. The affiliate agreements terminate upon the earlier to occur of the completion of the merger or the termination of the merger agreement in accordance with its terms.

Noncompetition Agreements. Each of the VCB directors who will become a member of the Blue Ridge Board, the Blue Ridge Bank board of directors or an advisory board of Blue Ridge Bank is expected to enter into a noncompetition agreement with Blue Ridge prior to the effective time of the merger. The agreements state that for the longer of 24 months following the effective time of the merger or the period that the director is serving as a member of the Blue Ridge Board, the Blue Ridge Bank board of directors or an advisory board of Blue Ridge Bank described above, the director will not (i) become a member of the board of directors or an advisory board of, or be an organizer of, or be a 5% or more shareholder of, any entity engaging in a business that is competitive with Blue Ridge in its market area or (ii) in any individual or representative capacity whatsoever, knowingly induce any individual to terminate his or her employment with Blue Ridge or its affiliates.

INFORMATION ABOUT BLUE RIDGE

The following provides additional information regarding Blue Ridge and should be read in conjunction with Blue Ridge’s financial statements and the notes thereto beginning on page F-1 and the other information related to Blue Ridge included elsewhere herein.

General Description of Blue Ridge’s Business

Blue Ridge is a bank holding company headquartered in Luray, Virginia. It provides commercial and consumer banking and financial services through its wholly-owned bank subsidiary, Blue Ridge Bank, National Association (for the purposes of this section only, the “bank”), and its non-bank financial services affiliates. Blue Ridge was incorporated under the laws of the Commonwealth of Virginia in July 1988 in connection with the holding company reorganization of Blue Ridge Bank, which was completed in July 1988.

Blue Ridge Bank is a federally chartered national bank headquartered in Martinsville, Virginia that traces its roots to Page Valley Bank of Virginia, which opened for business in 1893. The bank currently operates nine full-service banking offices in central Virginia and north-central North Carolina.

As of March 31, 2019, Blue Ridge had total consolidated assets of approximately $574.8 million, total consolidated loans of approximately $431.1 million, total consolidated deposits of approximately $424.5 million and consolidated shareholders’ equity of approximately $62.4 million.

Blue Ridge Bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking, investment services, mortgage banking and payroll processing. Products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, investment accounts, insurance, credit cards, online banking, telephone banking and mobile banking. Deposits of the bank are insured by the Deposit Insurance Fund of the FDIC.

The bank’s primary source of revenue is interest income from its lending activities. The bank’s other major sources of revenue are interest and dividend income from investments, interest income from its interest-earning deposit balances in other depository institutions, mortgage banking income, transactions and fee income from its lending and deposit activities, and income associated with payroll processing services. The bank’s major expenses are interest on deposits and general and administrative expenses such as employee compensation and benefits, federal deposit insurance premiums, data processing expenses and office occupancy expenses.

As a Virginia-chartered bank holding company, Blue Ridge is subject to regulation by the Federal Reserve and the Virginia SCC. Blue Ridge Bank’s primary regulator is the OCC.

On March 30, 2016, Blue Ridge and River Bancorp, Inc. (“River”), based in Martinsville, Virginia, entered into a definitive agreement pursuant to which River merged into Blue Ridge, with Blue Ridge as the surviving company. Blue Ridge completed its acquisition of River on October 20, 2016. Blue Ridge acquired total assets of approximately $114.0 million and assumed total liabilities of approximately $103.0 million in the acquisition. Pursuant to the terms of the agreement, each share of River common stock was converted into the right to receive either $16.57 in cash or 0.8143 shares of Blue Ridge common stock at the election of River shareholders. The agreement contained allocation and proration procedures ensuring that 70% of River’s outstanding shares were converted into Blue Ridge common stock and 30% of River’s outstanding shares were converted into cash. In the merger, Blue Ridge issued 423,246 shares of its common stock and made cash payments to River shareholders that totaled $3,692,772 in the aggregate. On December 9, 2016, Blue Ridge’s Virginia chartered subsidiary bank merged with and into River’s national bank subsidiary and the surviving bank was renamed Blue Ridge Bank, National Association.

On November 20, 2015, Blue Ridge entered into a Subordinated Note Purchase Agreement under which it issued an aggregate of $10.0 million of fixed-to-floating rate subordinated notes (the “Notes”) to certain accredited investors. The Notes have a maturity date of December 1, 2025 and bear interest at the rate of 6.75% per year until December 1, 2020, at which date the rate will reset quarterly, equal to LIBOR determined on the determination date of the applicable interest period plus 512.8 basis points. Interest on the Notes is payable semi-annually on December 1 and June 1 of each year through December 1, 2020 and quarterly thereafter on March 1, June 1, September 1 and December 1 of each year through the maturity date or early redemption date. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. Blue Ridge has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after December 1, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of Blue Ridge, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of Blue Ridge and rank junior in right of payment to Blue Ridge’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

In December 2015, with the proceeds from the issuance of the Notes, Blue Ridge redeemed all $4.5 million of its outstanding Senior Non-Cumulative Perpetual Preferred Stock, Series A. Such preferred stock was originally issued to the U. S. Department of the Treasury under the Small Business Lending Fund.

The principal executive offices of Blue Ridge are located at 17 West Main Street, Luray, Virginia 22835, and its telephone number is (540) 743-6521. Blue Ridge’s website can be accessed at https://www.mybrb.com. Information contained on Blue Ridge’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Blue Ridge’s common stock is traded on the OTC Markets Group’s Pink marketplace under the symbol “BRBS.”

Market Area

The bank currently has branches in Charlottesville, Drakes Branch, Harrisonburg, Luray, Martinsville, McGaheysville, Shenandoah, and Stuart, Virginia and also does business as Carolina State Bank in Greensboro, North Carolina. Interstates 64 and 81, and major Routes 29 and 33, all pass through the bank’s trade area and provide efficient access to other regions of the state and beyond. Blue Ridge’s primary market area covers a significant portion of central Virginia and north-central North Carolina. Additionally, Blue Ridge has mortgage operations in Virginia, Maryland, North Carolina, and Florida.

Products and Services

Mortgage Loans on Real Estate. Blue Ridge’s mortgage loans on real estate comprise the largest segment of its loan portfolio. The majority of the bank’s real estate loans are mortgages on owner-occupied one-to-four family residential properties, including both fixed-rate and adjustable-rate structures. Residential mortgages are underwritten and documented within the guidelines of the regulations of the OCC. Home equity lines of credit are also offered. Construction loans with a 12-month term are another component of the bank’s portfolio. Underwritten at 80% loan to value, and to qualified builders and individuals, these loans are disbursed as construction progresses and verified by bank inspection. Blue Ridge also offers commercial loans that are secured by real estate. These loans are also typically written at a maximum of 80% loan to value.

Blue Ridge offers secondary market residential loan origination. Through the bank, customers may apply for home mortgages that are underwritten in accordance with the guidelines of either the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association (“Fannie Mae”). These loans are then sold into the secondary market on a loan-by-loan basis, usually directly to Fannie Mae. The bank earns origination and servicing fees from this service.

Commercial and Industrial Loans. Commercial lending activities of Blue Ridge include small business loans, asset-based loans, and other secured and unsecured loans and lines of credit. Commercial and industrial loans may entail greater risk than residential mortgage loans, and are therefore underwritten with strict risk management standards. Among the criteria for determining the borrower’s ability to repay is a cash flow analysis of the business and business collateral.

Consumer Loans. As part of its full range of services, Blue Ridge’s consumer lending services include automobile and boat financing, home improvement loans, credit cards and unsecured personal loans. These consumer loans historically entail greater risk than loans secured by real estate, but also generate a higher return.

Consumer Deposit Services. Consumer deposit products offered by Blue Ridge include checking accounts, savings accounts, money market accounts, certificates of deposit, online banking, mobile banking and electronic statements.

Commercial Banking Services. Blue Ridge offers a variety of services to commercial customers. These services include analysis checking, cash management deposit accounts, wire services, direct deposit payroll service, online banking, telephone banking, remote deposit and a full line of commercial lending options. The bank also offers Small Business Administration loan products under the 504 Program, which provides long-term funding for commercial real estate and long-lived equipment. This allows commercial customers to obtain favorable rate loans for the development of business opportunities, while providing the bank with a partial guarantee of the outstanding loan balance.

Competition

The financial services industry is highly competitive. Blue Ridge competes for loans, deposits and financial services directly with other bank and nonbank institutions located within its markets, internet-based banks, out-of-market banks and bank holding companies that advertise or otherwise serve its markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers and to obtain new loans and deposits, and differentiators include the scope and type of services offered, interest rates paid on deposits and charged on loans, and the customer service experience. Many of Blue Ridge’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Blue Ridge believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in the communities in which it operates.

Properties

Blue Ridge, through its subsidiaries, owns or leases buildings and office space that are used in the normal course of business. The headquarters of Blue Ridge is located at 17 West Main Street, Luray, Virginia, in a building owned by the bank. The headquarters of the bank is located at 1 East Market Street, Martinsville, Virginia 24112 in a building leased by the bank.

Unless otherwise noted, the properties listed below are owned by Blue Ridge and its subsidiaries as of March 31, 2019.

•	17 West Main Street, Luray, Virginia 22835

•	1 East Market Street, Martinsville, Virginia 24112 (leased)

•	1807 Seminole Trail, Charlottesville, Virginia 22901 (leased)

•	563 Neff Avenue, Suite B, Harrisonburg, Virginia 22801 (leased)

•	9972 Spotswood Trail (Route 33), McGaheysville, Virginia 22840 (leased)

•	600 South Third Street, Shenandoah, Virginia 22849

•	4677 Main Street, Drakes Branch, Virginia 23937 (leased)

•	48 Animal Clinic Road, Stuart, Virginia (leased)

•	3202 Northline Avenue, Greensboro, North Carolina (leased)

Employees

Blue Ridge had 182 full-time and 16 part-time employees as of March 31, 2019. None of its employees is represented by any collective bargaining unit and Blue Ridge believes that relations with its employees are good.

Legal Proceedings

In the ordinary course of operations, Blue Ridge expects to be a party to various legal proceedings. At present, there are no pending or threatened proceedings against Blue Ridge that, if determined adversely, would have a material effect on the business, results of operations, or financial position of Blue Ridge.

Supervision and Regulation

Blue Ridge and Blue Ridge Bank are extensively regulated under federal and state law. The following information describes certain aspects of that regulation applicable to Blue Ridge and Blue Ridge Bank and does not purport to be complete. Proposals to change the laws, regulations, and policies governing the banking industry are frequently raised in U.S. Congress, in state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on Blue Ridge and Blue Ridge Bank are impossible to determine with any certainty. A change in applicable laws, regulations or policies, or a change in the way such laws, regulations or policies are interpreted by regulatory agencies or courts, may have a material impact on the business, operations, and earnings of Blue Ridge and Blue Ridge Bank.

Blue Ridge Bankshares, Inc.

Blue Ridge Bankshares, Inc. is qualified as a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is registered as such with the Federal Reserve. As a bank holding company, Blue Ridge is subject to supervision, regulation and examination by the Federal Reserve and is required to file various reports and additional information with the Federal Reserve. Blue Ridge is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation and examination by the Virginia SCC.

Under the GLB Act, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized, well managed, and have achieved a rating of “satisfactory” or better under the Community Reinvestment Act (the “CRA”). Financial holding companies are permitted to engage in activities that are “financial in nature” or incidental or complementary thereto as determined by the Federal Reserve. The GLB Act identifies several activities as “financial in nature,” including insurance underwriting and sales, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Blue Ridge has not elected to become a financial holding company and has no immediate plans to become a financial holding company.

Blue Ridge Bank, National Association

Blue Ridge Bank is a federally chartered national bank and is a member of the Federal Reserve System. As a national bank, Blue Ridge Bank is subject to supervision, regulation and examination by the OCC and is required to file various reports and additional information with the OCC. The OCC has primary supervisory and regulatory authority over the operations of Blue Ridge Bank. Because Blue Ridge Bank accepts insured deposits from the public, it is also subject to examination by the FDIC.

Depository institutions, including Blue Ridge Bank, are subject to extensive federal and state regulations that significantly affect their business and activities. Regulatory bodies have broad authority to implement standards and initiate proceedings designed to prohibit depository institutions from engaging in unsafe and unsound banking practices. The standards relate generally to operations and management, asset quality, interest rate exposure, and capital. The bank regulatory agencies are authorized to take action against institutions that fail to meet such standards.

As with other financial institutions, the earnings of Blue Ridge Bank are affected by general economic conditions and by the monetary policies of the Federal Reserve. The Federal Reserve exerts a substantial influence on interest rates and credit conditions, primarily through open market operations in U.S. Government securities, setting the reserve requirements of member banks, and establishing the discount rate on member bank borrowings. The policies of the Federal Reserve have a direct impact on loan and deposit growth and the interest rates charged and paid thereon. They also impact the source, cost of funds, and the rates of return on investments. Changes in the Federal Reserve’s monetary policies have had a significant impact on the operating results of Blue Ridge Bank and other financial institutions and are expected to continue to do so in the future.

The Dodd-Frank Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act significantly restructured the financial regulatory regime in the United States and has had a broad impact on the financial services industry as a result of the significant regulatory and compliance changes required under the act. A summary of certain provisions of the Dodd-Frank Act is set forth below:

Increased Capital Standards. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. Among other things, the Dodd-Frank Act increased such requirements. See “Capital Requirements” below.

Deposit Insurance. The Dodd-Frank Act made permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the FDI Act also revised the assessment base against which an insured depository institution’s deposit insurance premiums paid to the Deposit Insurance Fund (the “DIF”) are calculated. Under the amendments, the assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act made changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act also provides that depository institutions may pay interest on demand deposits.

The Consumer Financial Protection Bureau. The Dodd-Frank Act created the CFPB. The CFPB is charged with establishing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. See “Consumer Financial Protection” below.

Compensation Practices. The Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or bank that provides an insider or other employee with “excessive compensation” or that could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the federal bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior.

Recent Amendments to the Dodd-Frank Act. The EGRRCPA amended the Dodd-Frank Act to provide regulatory relief for certain smaller and regional financial institutions. The EGRRCPA, among other things, provides financial institutions with less than $10 billion in total consolidated assets with relief from certain capital requirements and exempts banks with less than $250 billion in total consolidated assets from the enhanced prudential standards and the company-run and supervisory stress tests required under the Dodd-Frank Act. The Dodd-Frank Act has had, and may in the future have, a material impact on Blue Ridge’s operations, particularly through increased compliance costs resulting from new and possible future consumer and fair lending regulations. The future changes resulting from the Dodd-Frank Act may affect the profitability of business activities, require changes to certain business practices, impose more stringent regulatory requirements or otherwise adversely affect the business and financial condition of Blue Ridge and Blue Ridge Bank. These changes may also require Blue Ridge to invest significant management attention and resources to evaluate and make necessary changes to comply with new statutory and regulatory requirements.

Deposit Insurance

The deposits of Blue Ridge Bank are insured up to applicable limits by the DIF and are subject to deposit insurance assessments to maintain the DIF. On April 1, 2011, the deposit insurance assessment base changed from total deposits to average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act. Effective

July 1, 2016, the FDIC changed its deposit insurance pricing to a “financial ratios method” based on CAMELS composite ratings to determine assessment rates for small established institutions with less than $10 billion in assets. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including capital adequacy, asset quality, management capability, earnings, liquidity and sensitivity to market risk (“CAMELS”). CAMELS composite ratings set a maximum assessment for CAMELS 1 and 2 rated banks, and set minimum assessments for lower rated institutions.

The FDIC’s “reserve ratio” of the DIF to total industry deposits reached its 1.15% target effective June 30, 2016. On March 15, 2016, the FDIC implemented by final rule certain Dodd-Frank Act provisions by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more. The new rule granted credits to smaller banks for the portion of their regular assessments that contributed to increasing the reserve ratio from 1.15% to 1.35%. The 1.35% target was achieved in the third quarter of 2018. In 2018 and 2017, Blue Ridge recorded expense of $250,319 and $192,454, respectively, for FDIC insurance premiums.

In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately one basis point of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature during 2019.

Capital Requirements

The Federal Reserve, the OCC and the FDIC have issued substantially similar capital guidelines applicable to all banks and bank holding companies. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

Effective January 1, 2015, Blue Ridge and Blue Ridge Bank became subject to the Basel III Capital Rules. The Basel III Capital Rules require Blue Ridge and Blue Ridge Bank to comply with the following minimum capital ratios: (i) a ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets. The phase-in of the capital conservation buffer requirement began on January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until it was fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Tier 1 and total capital to risk-weighted asset ratios of Blue Ridge were 14.65% and 15.53%, respectively, as of March 31, 2019, thus exceeding the minimum requirements. The common equity Tier 1 capital ratio of Blue Ridge was 14.65% and Blue Ridge Bank was 11.87% as of March 31, 2019. The Tier 1 and total capital to risk-weighted asset ratios of Blue Ridge Bank were 11.87% and 12.74%, respectively, as of March 31, 2019 also exceeding the minimum requirements.

With respect to Blue Ridge Bank, the “prompt corrective action” regulations pursuant to Section 38 of the FDIA were also revised, effective as of January 1, 2015, to incorporate a common equity Tier 1 capital ratio and to increase certain other capital ratios. To be well capitalized under the revised regulations, a bank must have the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of at least 6.5%; (ii) a Tier 1 capital to risk-weighted assets ratio of at least 8.0%; (iii) a total capital to risk-weighted assets ratio of at least 10.0%; and (iv) a leverage ratio of at least 5.0%. Blue Ridge Bank exceeded the thresholds to be considered well capitalized as of March 31, 2019.

The Basel III Capital Rules also changed the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on non-accrual status, a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancelable, a 250% risk weight for mortgage servicing rights and deferred tax assets that are not deducted from capital, and increased risk-weights for equity exposures.

In December 2017, the Basel Committee on Banking Supervision published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the proposed framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing-in through January 1, 2027. Under the current capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to Blue Ridge. The impact of Basel IV on Blue Ridge and Blue Ridge Bank will depend on the manner in which it is implemented by the federal bank regulatory agencies.

On August 28, 2018, the Federal Reserve issued an interim final rule required by the EGRRCPA that expands the applicability of the Federal Reserve’s SBHC Policy Statement to bank holding companies with total consolidated assets of less than $3 billion (up from the prior $1 billion threshold). Under the SBHC Policy Statement, qualifying bank holding companies have additional flexibility in the amount of debt they can issue and are also exempt from the Basel III Capital Rules (subsidiary depository institutions of qualifying bank holding companies are still subject to capital requirements). Blue Ridge currently has less than $3 billion in total consolidated assets and would likely qualify under the revised SBHC Policy Statement. However, Blue Ridge does not currently intend to issue a material amount of debt or take any other action that would cause its capital ratios to fall below the minimum ratios required by the Basel III Capital Rules.

On November 21, 2018, the federal banking agencies jointly issued a proposed rule required by the EGRRCPA that would permit qualifying banks and bank holding companies that have less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio that would be applied using less complex leverage calculations (commonly referred to as the community bank leverage ratio or “CBLR”). Under the proposed rule, banks and bank holding companies that opt into the CBLR framework and maintain a CBLR of greater than 9% would not be subject to other risk-based and leverage capital requirements under the Basel III Capital Rules and would be deemed to have met the well capitalized ratio requirements under the “prompt corrective action” framework. The rule is in proposed form so the content and scope of the final rule, and its impact on Blue Ridge and Blue Ridge Bank (if any), cannot be determined.

Dividends

Blue Ridge’s principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from Blue Ridge Bank. Statutory and regulatory limitations apply to Blue Ridge Bank’s payment of dividends to Blue Ridge. As a general rule, the amount of a dividend may not exceed, without prior regulatory approval, the sum of net income in the calendar year to date and the retained net earnings of the immediately preceding two calendar years. A depository institution may not pay any dividend if payment would cause the institution to become “undercapitalized” or if it already is “undercapitalized.” The OCC may prevent the payment of a dividend if it determines that the payment would be an unsafe and unsound banking practice. The OCC also has advised that a national bank should generally pay dividends only out of current operating earnings.

Permitted Activities

As a bank holding company, Blue Ridge is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control

The BHC Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution’s performance under the CRA and its compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHC Act and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

In addition, Virginia law requires the prior approval of the Virginia SCC for (i) the acquisition of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.

Source of Strength

Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Blue Ridge is expected to commit resources to support Blue Ridge Bank, including at times when Blue Ridge may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

The Federal Deposit Insurance Corporation Improvement Act

Under FDICIA, the federal bank regulatory agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as defined by the law.

Reflecting changes under the new Basel III capital requirements, the relevant capital measures that became effective on January 1, 2015 for prompt corrective action are the total capital ratio, the common equity Tier 1 capital ratio, the Tier 1 capital ratio and the leverage ratio. A bank will be (i) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a common equity Tier 1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any capital directive order; (ii) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a common equity Tier 1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”; (iii) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a common equity Tier 1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a common equity Tier 1 capital ratio less than 3.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes. Management believes, as of March 31, 2019, Blue Ridge met the requirements for being classified as “well capitalized.”

As described above, on November 21, 2018, the federal banking agencies jointly issued a proposed rule required by the EGRRCPA that would permit qualifying banks and bank holding companies that have less than $10 billion in consolidated assets to elect to opt into the CBLR framework. Banks opting into the CBLR framework and maintaining a CBLR of greater than 9% would be deemed to have met the well capitalized ratio requirements under the “prompt corrective action” framework. The rule is in proposed form so the content and scope of the final rule, and its impact on Blue Ridge and Blue Ridge Bank (if any), cannot be determined.

As required by FDICIA, the federal bank regulatory agencies also have adopted guidelines prescribing safety and soundness standards relating to, among other things, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, and interest rate exposure. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. In addition, the agencies adopted regulations that authorize, but do not require, an institution which has been notified that it is not in compliance with safety and soundness standard to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions described above.

Branching

Pursuant to the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state (e.g., a host state) by establishing a de novo branch at any location in such host state at which a bank chartered in such host state could establish a branch. Applications to establish such branches must still be filed with the appropriate primary federal bank regulatory agency and state bank regulatory authorities may require applications or notices.

Transactions with Affiliates

Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of Blue Ridge Bank to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between Blue Ridge Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to Blue Ridge Bank, as those prevailing for comparable nonaffiliated transactions. In addition, Blue Ridge Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed Blue Ridge Bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which Blue Ridge Bank is permitted to extend credit to executive officers.

Consumer Financial Protection

Blue Ridge is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If Blue Ridge fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions Blue Ridge may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the CFPB, and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB has broad rule making authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

Community Reinvestment Act

The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” Blue Ridge was rated “satisfactory” in its most recent CRA evaluation.

Anti-Money Laundering Legislation

Blue Ridge is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA Patriot Act of 2001. Among other things, these laws and regulations require Blue Ridge to take steps to prevent the use of Blue Ridge for facilitating the flow of illegal or illicit money, to report large currency transactions, and to file suspicious activity reports.

Blue Ridge is also required to carry out a comprehensive anti-money laundering compliance program. Violations can result in substantial civil and criminal sanctions. In addition, provisions of the USA Patriot Act require the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Office of Foreign Assets Control

The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by Blue Ridge in the conduct of its business in order to assure compliance. Blue Ridge is responsible for, among other things, blocking accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial and reputational consequences for Blue Ridge.

Privacy Legislation

Several recent laws, including the Right to Financial Privacy Act, and related regulations issued by the federal bank regulatory agencies, also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice and approval from the customer.

Incentive Compensation

In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of a financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the Securities and Exchange Commission to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. The federal banking agencies issued such proposed rules in March 2011 and issued a revised proposed rule in June 2016 implementing the requirements and prohibitions set forth in Section 956. The revised proposed rule would apply to all banks, among other institutions, with at least $1 billion in average total consolidated assets for which it would go beyond the existing Interagency Guidance on Sound Incentive Compensation Policies to (i) prohibit certain types and features of incentive-based compensation arrangements for senior executive officers, (ii) require incentive-based compensation arrangements to adhere to certain basic principles to avoid a presumption of encouraging inappropriate risk, (iii) require appropriate board or committee oversight, (iv) establish minimum recordkeeping, and (v) mandate disclosures to the appropriate federal banking agency.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as Blue Ridge, that are not “large, complex banking organizations.” These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. As of March 31, 2019, Blue Ridge had not been made aware of any instances of non-compliance with the final guidance.

Ability-to-Repay and Qualified Mortgage Rule

Pursuant to the Dodd-Frank Act, the CFPB issued a final rule effective on January 10, 2014, amending Regulation Z as implemented by the Truth in Lending Act, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the mortgage lender can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Qualified mortgages that are “higher-priced” (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. prime loans) are given a safe harbor of compliance. Blue Ridge is predominantly an originator of compliant qualified mortgages.

Cybersecurity

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If Blue Ridge fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which Blue Ridge and Blue Ridge Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to Blue Ridge or Blue Ridge Bank could have a material adverse effect on the business, financial condition and results of operations of Blue Ridge and Blue Ridge Bank.

Certain Relationships and Related Transactions

Some of the directors and officers of Blue Ridge are at present, as in the past, customers of Blue Ridge, and Blue Ridge has had, and expects to have in the future, banking relationships in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to Blue Ridge. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers, and their associates, as a group, at December 31, 2018 totaled $5.2 million or 13.09% of Blue Ridge’s equity capital at that date.

There are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to Blue Ridge.

Blue Ridge has not adopted a formal policy that covers the review and approval of related person transactions by the Blue Ridge Board. The Blue Ridge Board, however, does review all such transactions that are proposed to it for approval. During such a review, the Blue Ridge Board will consider, among other things, the related person’s relationship to Blue Ridge, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction, and any other material information. Blue Ridge’s Governance Committee also has the responsibility to review significant conflicts of interest involving directors or executive officers.

Board of Directors and Director Compensation

General. The business and affairs of Blue Ridge are managed under the direction of the Blue Ridge Board in accordance with the VSCA and Blue Ridge’s articles of incorporation and bylaws. Members of the Blue Ridge Board are kept informed of Blue Ridge’s business through discussions with the Chairman of the Board, the President and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Blue Ridge Board and its committees.

Directors of Blue Ridge. The following biographical information discloses each director’s age and business experience, including the specific skills or attributes that qualify each director for service on the Blue Ridge Board, and the year that each individual was first elected to the Blue Ridge Board.

Class I Directors (Term Expiring 2021)

Hunter H. Bost, 52, has served as a director of Blue Ridge since 2016. He is a private investor and real estate developer based in Durham, North Carolina. Previously, Mr. Bost served on the boards of directors of River Bancorp, Inc. (“River”) and its subsidiaries, River Community Bank and 1st Medallion Mortgage Corporation, prior to River’s merger with Blue Ridge in 2016. He also served as Chairman of River. Mr. Bost spent over 10 years in New York at Electra Partners, Merrill Lynch, and Price Waterhouse (now PwC). He has served on several non-profit boards, including Hábitat Para La Humanidad Guatemala, Teachers2Teachers Global, and both the Board of Visitors and the International Studies Advisory Board at the University of North Carolina at Chapel Hill. Mr. Bost was a Morehead Scholar at the University of North Carolina at Chapel Hill, where he received a Bachelor of Arts in Economics and a Master of Accounting. Additionally, he has a Master of Business Administration from the MIT Sloan School of Management and a Master of Public Administration from Harvard University’s Kennedy School of Government.

Mensel D. Dean, Jr., 73, has served as a director of Blue Ridge since 2013. He is a former partner at the accounting firm PBMares, LLP and has over 50 years of public accounting experience, consulting clients in numerous industries. Mr. Dean is an U.S. Army veteran with service during the Vietnam War. He is a graduate of Bridgewater College with a Bachelor of Science in Business Administration. Mr. Dean is a Certified Public Accountant licensed in the Commonwealth of Virginia.

Larry Dees, 71, has served as a director of Blue Ridge since 1992 and as Chairman of the Blue Ridge Board since 2010. In 2013, he retired from a solo accounting and tax practice in Luray, Virginia that he operated for 28 years. He was previously at Draffin & Tucker, LLP, a full-service accounting firm based in Albany, Georgia. Mr. Dees is a U.S. Army veteran with service during the Vietnam War. He is a graduate of the University of Georgia with a Bachelor of Business Administration in Accounting and a Master of Accountancy. Mr. Dees is a Certified Public Accountant licensed in the Commonwealth of Virginia.

James E. Gander, II, 61, has served as a director of Blue Ridge since 1994. He is a beef cattle and crop farmer operating on a farm in Page County, Virginia continuously owned and operated by his family since 1754. He is a graduate of James Madison University with a Bachelor of Arts in English.

Robert S. Janney, 70, has served as a director and General Counsel of Blue Ridge since 2000. He has been engaged in the general practice of law at the firm of Janney & Janney, PLC in Luray, Virginia since 1974. Mr. Janney has served on the counsel of the Virginia State Bar and as Chairman of the General Practices Session of the Virginia State Bar. He is a graduate of the University of Virginia College of Arts and Sciences with a major in Government and high honors as well as a graduate of the University of Virginia School of Law.

Carolyn J. Woodruff, 63, has served as a director of Blue Ridge since 2019. She is the President of Woodruff Family Law Group in Greensboro, North Carolina. She is a Certified Public Accountant licensed in the state of North Carolina. She has been a trailblazer in the area of business valuation and is a frequent writer and lecturer on business valuation and federal taxation. She is an instrument-rated multi-engine airplane pilot. Ms. Woodruff graduated from Duke University School of Law with High Honors where she served as Research and Managing Editor of the Duke Law Review.

Class II Directors (Term Expiring 2022)

Elise Peters Carey, 33, has served as a director of Blue Ridge since 2019. She is the current President of Bethany Medical Center, the largest independent provider of medical services in the Triad of North Carolina. She is also President of Peters Holdings and Peters Development. She is the Director of the Lenny Peters Foundation, a non-profit organization that supports the Triad and communities around the world. Previously she held various strategic planning and finance positions at American Express and Capital One Bank. Mrs. Carey began her career consulting financial institutions on market data, treasury services, and capital management. She holds a Master of Business Administration and a Bachelor of Science in Economics from the Wharton School and the University of Pennsylvania.

Robert B. Burger, Jr., 69, has served as a director of Blue Ridge since 2017. Previously, he was a director of River Community Bank prior to River’s merger with Blue Ridge in 2016. He is a fifth-generation funeral director, who retired after 45 years of service. Mr. Burger was appointed to the Virginia Board of Funeral Directors and Embalmers by Governor Mark Warner in 2004 and served a second term having been appointed by Governor Tim Kaine in 2008. He was a past President of the Longwood University Foundation Board, a past President and life member of the Farmville Jaycees and the Collinsville Jaycees and is a life member of the Virginia Jaycees. He formerly served as President of the Bassett Volunteer Fire Department and the Bassett Kiwanis Club. Currently, he serves as a board member of the New College Institute, Martinsville, Virginia, having been appointed by Governor Terry McAuliffe in 2016. Mr. Burger is a graduate of Campbell University with a Bachelor of Business Administration and graduated from John Tyler Community College with an Associate degree in Mortuary Science.

Kenneth E. Flynt, 70, has served as a director of Blue Ridge since 2016. He is a former President and Chief Executive Officer of 1st Medallion Mortgage Corporation, having retired in 2008. Mr. Flynt presently serves as Associate Dean of the College of Business at Western Carolina University (“WCU”). He is also Chairman of the Haywood County Chamber of Commerce, Chairman of the Pinnacle Enterprise Fund, and Vice Chairman of the Economic Development Committee of Haywood County. He is past Finance Committee chairman of Main Street United Methodist Church in Kernersville, North Carolina, past regional president of the Board of Advisors of the WCU College of Business and a past chairman of the Kernersville Chamber of Commerce. Mr. Flynt was a founder and Chief Executive Officer of several financial institutions for a total of 20 years. He holds a Bachelor of Science in Economics and Finance (magna cum laude) from WCU and a Master of Economics from North Carolina State University.

Brian K. Plum, 39, has served as a director of Blue Ridge since 2014 and as President and Chief Executive Officer of Blue Ridge and Blue Ridge Bank since December 2014. Mr. Plum previously held the positions with Blue Ridge and Blue Ridge Bank of Executive Vice President from 2010 to 2014, Chief Financial Officer from 2007 to 2014 and Chief Administrative Officer in 2014. Before joining Blue Ridge in 2007, he served in several positions with the accounting firm PBMares, LLP in Harrisonburg, Virginia. Mr. Plum is a graduate of Eastern Mennonite University with a Bachelor of Science in Accounting and Economics, of James Madison University with Master of Science in Accounting, and of the Darden School of Business at the University of Virginia with a Master of Business Administration. Mr. Plum is a Certified Public Accountant licensed in the Commonwealth of Virginia.

Gary R. Shook, 59, has served as a director of Blue Ridge since 2019 and as Chief Operating Officer of Blue Ridge since April 2018. Mr. Shook has been the President and Chief Banking Officer of Blue Ridge Bank since April 2018. He previously served as a director of Access National Bank and Access National Corporation (“Access”), President of the Middleburg Bank Division, Chairman and Chief Executive Officer of Middleburg Investment Group, and Chairman of Middleburg Trust Company from April 2017 to April 2018. From May 2010 until Middleburg Financial Corporation (“Middleburg”) merged with Access in April 2017, Mr. Shook served as President and Chief Executive Officer and as a director of Middleburg. Prior to joining Middleburg, he was Senior Vice President of Fauquier Bankshares, Inc. Mr. Shook has served as a director of the Loudoun County Chamber of Commerce, Vice Chairman of the Fauquier Chamber of Commerce, Chairman of the Bluemont Concert Series, President of the Rotary Club of Warrenton and Senior Warden and Vestryman of St. James’ Episcopal Church. He serves as a director and is a past Chairman of the Virginia Bankers Association. He is Chairman of the Government Relations Committee of the Virginia Bankers Association and chairs the American Bankers Association’s Voter Education Fund. He is a Trustee and member of the Executive Committee of the Virginia Foundation for Independent Colleges, and a director and Audit Chair of Shrine Mont, The Cathedral Shrine of the Transfiguration and Conference Center. Mr. Shook currently serves as President of the Charlottesville chapter of CAV Angels, an association of University of Virginia alumni interested in early cycle investments. Mr. Shook holds a Bachelor of Arts degree from the University of Virginia.

Class III Directors (Term Expiring 2020)

John H.H. Graves, 58, has served as a director of Blue Ridge since 2010. Mr. Graves has served as the President, Chief Executive Officer and Chairman of the board of directors of the Luray Caverns Corporation since 2008, after previously serving the company in various leadership roles. Mr. Graves served 26 years in the U.S. Army National Guard, retiring as Lt. Colonel in 2006. He is a graduate of James Madison University with a Bachelor of Fine Arts.

William W. Stokes, 56, has served as a director of Blue Ridge since 2012. Mr. Stokes has been the Chief Financial Officer of Bio-Cat, Inc., a high-quality enzyme manufacturer based in the Charlottesville, Virginia area, since 2009. He previously spent over 20 years in commercial banking, including as a Senior Vice President and Area Executive for the Charlottesville market for StellarOne Bank (now Atlantic Union Bank) and its predecessor, Second Bank and Trust. Mr. Stokes is a graduate of North Carolina State University with a Bachelor of Arts in Accounting.

Malcolm R. Sullivan, Jr., 73, has served as a director of Blue Ridge since 2007. He is owner and Chairman of Sullivan Mechanical Contractors, Inc., a 73-year-old contracting firm based in Shenandoah, Virginia. He also manages the Sullivan Group, a commercial rental and lease business. Mr. Sullivan has served his local community in various capacities and is currently on the board of the Page County Technical Center Foundation. He has also served as local, state and national President of the American Subcontractors Association and was designated Man of the Year in 1990 by the Engineering News Record. He is a graduate of Elon College with a Bachelor of Fine Arts in English.

Donald R. Vaughan, 66, has served as a director of Blue Ridge since 2019. He is a Greensboro, North Carolina attorney with more than 30 years of experience. He served in the North Carolina Senate and as Mayor Pro Tem and City Councilman for the City of Greensboro. He served on the State Banking Commission and the North Carolina Courts Commission. Mr. Vaughan previously served on the local bank boards of Wells Fargo, Wachovia, and SouthTrust. He was the 2018 Citizen Lawyer of the Year as presented by the North Carolina Bar Association. Mr. Vaughan holds a Bachelor of Arts with Highest Honors from the University of North Carolina at Chapel Hill, a Master of Public Administration from American University, and a Juris Doctor from Wake Forest University, where he was a member of the Wake Forest Law Review. He is an adjunct professor at Wake Forest Law School and Elon Law School.

Board Independence. The Blue Ridge Board in its business judgment has determined that 13 of its 15 members are independent as that term is defined by the Nasdaq Stock Market. Mr. Plum and Mr. Shook were not determined to be independent due to their positions as executive officers of Blue Ridge.

In addition, the Blue Ridge Board considered the following transactions between Blue Ridge and certain of its directors or their affiliates to determine whether such director was independent under the above standards: Mr. Janney, a partner in the law firm of Janney & Janney, PLC, serves as General Counsel to Blue Ridge and, through his law firm, provides legal services to Blue Ridge from time to time.

Director Compensation.

The following table shows the compensation earned by each of the non-employee directors of the Blue Ridge Board during 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
O.R. Barham, Jr. (1)	12,400	—	12,400
Hunter H. Bost	15,650		15,650
Robert B. Burger	16,150	—	16,150
Elise Peters Carey (2)	—	—	—
Mensel D. Dean, Jr.	13.950	—	13.950
Larry Dees	20,500	—	20,500
Kenneth E. Flynt	17,000	—	17,000
James E. Gander II	16,400	—	16,400
John H.H. Graves	14,800	—	14,800
Robert S. Janney	15,550	—	15,550
Richard L. Masincup (3)	16,450		16,450
William W. Stokes	14,350	—	14,350
Malcolm R. Sullivan Jr.	15,850	—	15,850
Donald R. Vaughan (2)	—	—	—
Carolyn J. Woodruff (2)	—	—	—

(1)	Mr. Barham resigned from the Blue Ridge Board on October 21, 2018.
(2)	Ms. Carey, Mr. Vaughan and Ms. Woodruff were appointed to the Blue Ridge Board on March 19, 2019.
(3)	Mr. Masincup retired from the Blue Ridge Board on May 14, 2019.

Non-employee directors of Blue Ridge receive a $7,200 annual retainer, with the exception of the Chairman, who receives a $12,000 annual retainer. They also receive $600 for each regular meeting of the Blue Ridge Board attended, and $250 for each committee meeting attended, with the committee chairmen receiving $400. Additionally, directors receive $500 for attending any special meeting of the board. Mr. Plum and Mr. Shook, as executive officers of Blue Ridge, are not separately compensated for their service on the boards of Blue Ridge and Blue Ridge Bank.

Compensation Committee Interlocks and Insider Participation. None of the members of Blue Ridge’s compensation committee will be or will have been an officer or employee of Blue Ridge or any of its subsidiaries. In addition, none of Blue Ridge’s executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of Blue Ridge’s directors or on its compensation committee.

Executive Officers of Blue Ridge

The executive officers of Blue Ridge are as follows:

Brian K. Plum – President and Chief Executive Officer. Mr. Plum is also a director of Blue Ridge. Information about his background and experience is set forth above.

Gary R. Shook – Chief Operating Officer. Mr. Shook is also a director of Blue Ridge. Information about his background and experience is set forth above.

Amanda G. Story – Chief Financial Officer. Ms. Story, 37, has been Chief Financial Officer of Blue Ridge and Blue Ridge Bank since February 2014. Ms. Story joined Blue Ridge after serving as Senior Accountant with Brown, Edwards & Company, LLP (formerly S.B. Hoover & Company, LLP), an accounting firm in Harrisonburg, Virginia, from 2006 to January 2014. Ms. Story is a graduate of Bridgewater College, receiving a Bachelor of Arts in Business Administration with a concentration in Accounting.

Executive Compensation

Principles and Objectives of Blue Ridge’s Compensation Program. Blue Ridge’s executive compensation program is designed to attract and retain highly skilled and motivated executive officers who will manage Blue Ridge in a manner to promote its growth and profitability and advance the interest of its shareholders. Additional objectives of Blue Ridge’s executive compensation program include the following:

•	to align executive pay with shareholders’ interests;

•	to recognize individual initiative and achievements; and

•	to deter excessive risk taking.

Blue Ridge’s executive compensation program consists of base salaries, cash payments in the form of discretionary annual bonuses, cash payments under an annual cash incentive plan, equity compensation in the form of restricted stock awards, and other benefits and perquisites.

How Executive Pay Levels are Determined. Blue Ridge’s executive compensation programs are administered by or under the direction of its Compensation Committee. The Compensation Committee makes recommendations to the Blue Ridge Board for all decisions regarding the compensation of Blue Ridge’s executive officers, and the Blue Ridge Board either approves, modifies, or rejects these recommendations.

In determining the compensation of its executive officers, the Blue Ridge Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonuses, equity compensation, retirement benefits and other benefits, using a number of factors including the following:

•	Blue Ridge’s financial, operating, and competitive performance measured by attainment of strategic objectives and operating results on a standalone basis and relative to peer companies;

•

the duties, responsibilities and performance of each executive officer of Blue Ridge, including the achievement of identified goals for the year as they pertain to the areas of Blue Ridge’s operations for which the executive is personally responsible and accountable;

•	historical cash and other compensation levels; and

•	comparative industry market data to assess compensation competitiveness.

The role of Blue Ridge’s Chief Executive Officer in determining executive compensation is limited to input in the performance evaluation of the other named executive officers. Blue Ridge’s Chief Executive Officer has no input in the determination of his own compensation. Likewise, the other named executive officers have no role in the determination of their own compensation.

The Blue Ridge Compensation Committee retains the services of CT Executive Benefits Group (“CTEBG”), an independent compensation consultant without any previous relationship with management or Blue Ridge. CTEBG attends a majority of Blue Ridge Compensation Committee meetings to provide the Compensation Committee and Blue Ridge Board advice on compensation trends and issues. CTEBG also provides an annual compensation study comparing Blue Ridge’s compensation practices and amounts to a peer group of similar banks. The compensation study includes executive and board compensation. The Compensation Committee incorporates the advice of CTEBG in all of its decision-making processes and recommendations to the Blue Ridge Board.

Summary Compensation Table

The following table sets forth the compensation paid to the named executive officers of Blue Ridge during the years presented.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Brian K. Plum	2018	$300,000	—	$216,000	$22,011	$35,571	$573,582
President and CEO	2017	$300,000	$60,000	$132,000	—	$19,500	$511,500

Gary R. Shook (4)	2018	$184,167	$25,000	$108,000	$35,190	$6,900	$359,257
Chief Operating Officer

Amanda G. Story	2018	$122,700	—	$18,000	$6,773	$19,099	$166,572
Chief Financial Officer	2017	$120,000	$5,000	$22,000	—	$13,142	$160,142

(1)

The amounts represent the grant date fair value of the awards calculated in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation – Stock Compensation. Awards consist of time-based restricted stock that vest over a period of five years. Assumptions used in the calculation of these amounts are included in Note 19 of Blue Ridge’s audited financial statements for the year ended December 31, 2018 included elsewhere in this joint proxy statement/prospectus.

(2)

The amounts represent cash payments under the Blue Ridge annual cash incentive plan that provides for awards based on the performance of Blue Ridge in five key areas: risk management, asset quality, held-for-investment loan growth, noninterest demand deposit account growth, and net income.

(3)

The amounts represent Blue Ridge contributions to the employee stock ownership plan, 401(k) plan, and employee health and wellness plans. The amounts also include cash payments to Mr. Plum ($12,814) and Ms. Story ($5,488) in 2018 in connection with the termination of their respective supplemental executive retirement plan agreements with Blue Ridge. The cash payments were equivalent to the amounts Blue Ridge had accrued for such supplemental executive retirement plan agreements.

(4)	Mr. Shook joined Blue Ridge as Chief Operating Officer on April 15, 2018. The amounts reflect compensation he earned during the remainder of 2018.

Outstanding Equity Awards. The following table provides certain information on the value of restricted stock previously awarded to Blue Ridge’s named executive officers as of December 31, 2018.

Outstanding Equity Awards at Fiscal Year-End

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1)
Brian K. Plum	July 1, 2018	12,000	(2)	$207,000
	July 1, 2017	8,100	(2)	$139,725

Gary R. Shook	July 1, 2018	6,000	(2)	$103,500

Amanda G. Story	July 1, 2018	1,000	(2)	$17,250
	July 1, 2017	1,350	(2)	$23,288

(1)	The market value of unearned shares that have not vested is based on the closing sales price of Blue Ridge’s common stock on December 31, 2018 ($17.25 per share).
(2)

The restricted stock awards vest 10% per year on the first, second and third anniversaries of the grant date, 20% on the fourth anniversary of the grant date, and 50% on the fifth anniversary of the grant date, provided that the executive has remained continuously employed with Blue Ridge through the applicable vesting date.

Equity Incentive Plan.

Blue Ridge maintains the Blue Ridge Bankshares, Inc. Equity Incentive Plan, which was designed to attract and retain qualified key personnel, provide employees with a proprietary interest in Blue Ridge as an incentive to contribute to its success, and reward employees for outstanding performance and the attainment of goals. It was adopted by the Blue Ridge Board effective April 1, 2017 and will expire on April 1, 2027. The plan provides for the granting of restricted stock awards, incentive and non-qualified stock options, restricted stock units and other stock-based awards to employees and directors. It authorizes the issuance of up to 400,000 shares of Blue Ridge common stock.

The Blue Ridge Compensation Committee administers the plan, identifies which participants will be granted awards, and determines the terms and conditions applicable to the awards. To date, the Blue Ridge Compensation Committee has only issued shares of restricted stock under the plan. The value of the stock awarded is based on the fair market value of Blue Ridge’s common stock at the time of the grant. Blue Ridge recognizes compensation expense equal to the value of such awards over the applicable vesting period.

Annual Cash Incentive Plan.

Blue Ridge maintains an annual cash incentive plan that provides for awards based on the performance of Blue Ridge in five key areas: risk management, asset quality, held-for-investment loan growth, noninterest demand deposit account growth, and net income. Each named executive officer of Blue Ridge is eligible to participate in the plan. The amounts earned under the plan may be modified, reduced or eliminated in the discretion of the Blue Ridge Compensation Committee based on Blue Ridge’s performance and other factors. Caps are in place for maximum award amounts for asset quality, loan growth, and net income to mitigate the risk of any actions taken by management that could inflate short-term incentives for personal benefit that do not align with good corporate governance or the long-term financial and operational health of Blue Ridge.

Other Benefit Plans.

Supplemental Executive Retirement Plan. Blue Ridge previously entered into supplemental executive retirement plan agreements with Mr. Plum and Ms. Story. The agreements were terminated in 2017 and Blue Ridge made cash payments in 2018 to Mr. Plum ($12,814) and Ms. Story ($5,488) equal to the amounts Blue Ridge had accrued for such agreements. Prior to their termination, such agreements provided for retirement benefits payable as a monthly annuity for a 15-year period upon attainment of retirement age.

401(k) Plan. Blue Ridge has a contributory 401(k) plan. All salaried employees of Blue Ridge are eligible to participate beginning after 12 months of service. Participants can elect to contribute up to 95% of their compensation, provided that the amount contributed does not exceed the maximum amount allowed by law. Blue Ridge matches 100% of the first 5% of compensation contributed by each participant. Employees become 100% vested in Blue Ridge’s match after six years of service. Distributions to participants are made at death, retirement or other termination of employment. Normal retirement age is considered 65 and early retirement is considered 55 with 10 years of service.

Employment and Change in Control Agreements.

Securing the continued service of key executives is essential to the successful future of Blue Ridge. Employment agreements and change in control agreements assist Blue Ridge by attracting and retaining key executives. Below is a description of the agreements that Blue Ridge has with its named executive officers.

Employment Agreement with Brian K. Plum. Mr. Plum’s employment agreement was entered into on November 1, 2011 and the initial term expired on December 31, 2013. The agreement was renewed for successive two-year periods beginning on January 1, 2014. The agreement will continue to renew for additional two-year periods on January 1st of each even numbered year unless Blue Ridge gives notice of nonrenewal at least 12 months prior to the expiration of the then current term. Pursuant to the agreement, Mr. Plum is entitled to receive an annual base salary as determined by the Blue Ridge Board. His current base salary is $300,000. Mr. Plum is entitled to cash bonuses and stock-based awards in such amounts as may be determined by the Blue Ridge Board in accordance with the terms and conditions of the applicable incentive plans in effect from time to time. Pursuant to his agreement, Mr. Plum may only be terminated by Blue Ridge with the approval of at least two-thirds of the Blue Ridge Board. If Mr. Plum is terminated without “cause” (as defined in his agreement), he will be entitled to continuation of his base salary and benefits for a period of 12 months following his termination. Mr. Plum is subject to customary non-competition and non-solicitation restrictions for a period of one year after termination of his employment for any reason; provided, however, that if Blue Ridge elects not to renew his employment agreement, Mr. Plum will not be subject to such restrictions following the expiration of the agreement.

Change in Control Agreement with Brian K. Plum. Mr. Plum’s change in control agreement was entered into on January 1, 2011 and the initial term expired on December 31, 2013. The agreement was renewed for successive one-year periods beginning on January 1, 2014. The agreement will continue to renew for additional one-year periods on January 1st of each year unless Blue Ridge gives notice of nonrenewal at least 90 days prior to the expiration of the then current term. Under the terms of the agreement, Blue Ridge or its successor must continue to employ Mr. Plum for a term of three years after the date of a change in control of Blue Ridge. During such period, Mr. Plum is entitled to retain commensurate authority, responsibilities, and compensation benefits. The agreement requires Blue Ridge or its successor to pay Mr. Plum a base salary at least equal to his base salary for the year immediately prior to the change in control, and a bonus at least equal to the annual bonus paid prior to the change in control. If Mr. Plum’s employment is terminated during the three-year period other than for “cause” or “disability” (as defined in his agreement), or if he terminates his employment because a material term of his contract is breached by Blue Ridge or its successor, he will be entitled to a lump-sum cash payment within 30 days after the date of termination. This lump sum amount will be equal to the sum of his annual base salary, annual bonus and equivalent benefits.

Change in Control Agreement with Amanda G. Story. In connection with her appointment as Chief Financial Officer, Ms. Story signed an offer letter from Blue Ridge dated February 1, 2014. The letter outlines the general terms of Ms. Story’s at-will employment with Blue Ridge. In addition, the letter provides for a change in control benefit in the event that Ms. Story’s employment with Blue Ridge is terminated following a change in control of Blue Ridge that results in a reduction in her responsibilities, title or compensation. The change in control benefit will be equal to her last 12 months of base salary prior to the change in control.

BLUE RIDGE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents Blue Ridge’s management’s discussion and analysis of Blue Ridge’s consolidated financial condition and the results of Blue Ridge’s operations. This discussion should be read in conjunction with Blue Ridge’s consolidated financial statements and the notes thereto appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Blue Ridge assumes no obligation to update any of these forward-looking statements, except to the extent required by law. In this discussion, all references to per share data of Blue Ridge for periods ending on or before June 30, 2017 have been adjusted to reflect a 3 for 2 stock split that occurred in August 2017.

Critical Accounting Policies

General

The accounting principles Blue Ridge applies under GAAP are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions, judgments and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such judgments, assumptions and estimates may have a significant impact on the consolidated financial statements. Actual results, in fact, could differ from initial estimates.

The accounting policies Blue Ridge views as critical are those relating to judgments, assumptions and estimates regarding the determination of the allowance for loan losses, the fair value measurements of certain assets and liabilities, and accounting for other real estate owned.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be adequate by Blue Ridge to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. The allowance is established through a provision for loan losses charged to earnings. Loans identified as losses and deemed uncollectible by management are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established when the fair value of the loan is lower than its carrying value. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Historical losses are categorized into risk-similar loan pools and a loss ratio factor is applied to each group’s loan balances to determine the allocation.

Qualitative and environmental factors include external risk factors that Blue Ridge believes affects its overall lending environment. Environmental factors that Blue Ridge routinely analyzes include levels and trends in delinquencies and impaired loans, levels and trends in charge-offs and recoveries, trends in volume and terms of loans, effects of changes in risk selection and underwriting practices, experience, ability, depth of lending management and staff, national and local economic trends, conditions such as unemployment rates, housing statistics, banking industry conditions, and the effect of changes in credit concentrations. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

Credit losses are an inherent part of Blue Ridge’s business and, although Blue Ridge believes the methodologies for determining the allowance for loan losses and the current level of the allowance are appropriate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment. Additional provisions for such losses, if necessary, would be recorded, and would negatively impact earnings.

Fair Value Measurements

Blue Ridge determines the fair values of financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. Blue Ridge’s investment securities available-for-sale are recorded at fair value using reliable and unbiased evaluations by an industry-wide valuation service. This service uses evaluated pricing models that vary based on asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

Other Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at fair value of the property, less estimated disposal costs, if any. Any excess of cost over the fair value less costs to sell at the time of acquisition is charged to the allowance for loan losses. The fair value is reviewed periodically by management and any write downs are charged against current earnings. Accounting policy and treatment is consistent with accounting for impaired loans described above.

Comparison of Financial Condition at March 31, 2019 and December 31, 2018

Total assets at March 31, 2019 were $574.8 million, an increase of $35.2 million or 6.53%, from $539.6 million at December 31, 2018. The increase in assets was primarily driven by growth in both the loans held for sale and loans held for investment portfolios, as well as an increase in other assets. Loans held for sale totaled $35.6 million as of March 31, 2019, an increase of $6.4 million, or 21.8% compared to $29.2 million at December 31, 2018, while loans held for investment totaled $431.1 million as of March 31, 2019, an increase of $16.2 million, or 3.9% compared to $414.9 million at December 31, 2018. Other assets totaled $18.2 million at March 31, 2019, an increase of $7.9 million, or 77.7% compared to $10.3 million as of December 31, 2018. The increase in other assets was due to the implementation of ASU No. 2016-02, Leases (Topic 842) and the recording of a right-of-use asset on the balance sheet for property leased for branches and offices.

The allowance for loan losses increased by $164 thousand during the first three months of 2019 to $3.7 million, or 0.87% of total loans held for investment as of March 31, 2019, compared to $3.6 million, or 0.86% of total loans held for investment as of December 31, 2018, reflective of the growth in Blue Ridge’s loan portfolio.

At March 31, 2019, total liabilities were $512.1 million, an increase of $12.2 million, or 2.4% compared to $500.0 million at December 31, 2018. The increase in liabilities was concentrated in total deposit growth of $9.5 million, or 2.3%, to $424.5 million as of March 31, 2019 compared to $415.0 million at December 31, 2018. Additionally, other liabilities totaled $10.0 million as of March 31, 2019, an increase of $7.9 million, or 383.4%, compared to $2.1 million at December 31, 2018. The increase in other assets was due to the implementation of ASU No. 2016-02, Leases (Topic 842) and the recording of a lease liability on the balance sheet for property leased for branches and offices. These increases were partially offset by a decline in FHLB borrowings during the first quarter. FHLB borrowings decreased $5.3 million, or 7.3% to $67.8 million as of March 31, 2019 compared to $73.1 million at December 31, 2018.

Total shareholders’ equity increased by $23.1 million to $62.7 million at March 31, 2019 compared to $39.6 million at December 31, 2018. The increase in shareholders’ equity was due primarily to the sale of 1.5 million shares of Blue Ridge’s common stock in a private placement to accredited investors. Net proceeds from the sale amounted to $22.2 million.

Comparison of Financial Condition at December 31, 2018 and December 31, 2017

Total assets increased by $115.5 million in 2018, or 27.2%, from $424.1 million at December 31, 2017 to $539.6 million at December 31, 2018. The increase in total assets is primarily attributed to an increase in both the loans held for sale and loans held for investment portfolios. Loans held for sale increased $12.0 million, or 69.8%

during 2018, from $17.2 million at December 31, 2017 to $29.2 million at December 31, 2018. Loans held for investment increased $84.1 million, or 25.4% during 2018, from $330.8 million at December 31, 2017, to $414.9 million at December 31, 2018. Blue Ridge’s loan portfolio represents its largest asset class and contributor to interest income. Blue Ridge’s investment securities portfolio represents its second largest asset class and contributor to interest income and is generally maintained as a source of liquidity. In 2018, the available for sale investment portfolio increased by $5.5 million, or 16.8%, from $32.6 million at December 31, 2017, to $38.0 million at December 31, 2018. The held to maturity investment portfolio increased by $2.4 million, or 17.9%, from $13.2 million at December 31, 2017, to $15.6 million at December 31, 2018.

The allowance for loan losses increased by $777 thousand during 2018 to $3.6 million, or 0.86% of total loans held for investment as of December 31, 2018, compared to $2.8 million, or 0.85% of total loans held for investment as of December 31, 2017, reflective of the strong growth in Blue Ridge’s loan portfolio.

At December 31, 2018, total liabilities were $500.0 million, an increase of $112.3 million, or 28.9% compared to $387.7 million at December 31, 2017. The increase in liabilities was concentrated in FHLB borrowings, which increased $37.1 million to $73.1 million at December 31, 2018, and deposits, which increased $75.7 million to $415.0 million as of December 31, 2018.

Shareholders’ equity increased by $3.2 million in 2018, or 8.7%, from $36.4 million at December 31, 2017 to $39.6 million at December 31, 2018, primarily due to an increase in retained earnings of $3.1 million.

Comparison of Results of Operation for the Three Months Ended March 31, 2019 and 2018

For the three months ended March 31, 2019, Blue Ridge reported net income of $1.3 million, equal to basic and diluted income per common share of $0.38. For the three months ended March 31, 2018, net income was $1.2 million and both basic and diluted earnings per share were $0.43.

Net Interest Income. Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities and is Blue Ridge’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings. Blue Ridge’s principal interest earning assets are loans to individuals, businesses, and real estate investors, as well as its investment securities portfolio. Interest-bearing liabilities consist primarily of negotiable order of withdrawal (“NOW”) and savings accounts, money market accounts, certificates of deposit, and FHLB advances. Generally, changes in net interest income are measured by the net interest rate spread and the net interest margin. The net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. The net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets.

The following table shows the average balance sheets for the first three months of 2019 compared to the first three months of 2018. Also shown are the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates.

	Three Months Ended			Three Months Ended
	March 31, 2019			March 31, 2018
(Dollars in thousands)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)
Assets
Taxable investments (2)	$49,818	$440	3.53%	$42,291	$334	3.16%
Tax-free investments (2)	8,761	64	3.55%	9,347	73	3.76%

Total securities	58,579	504	3.54%	51,638	407	3.27%
Interest-bearing deposits in other banks	11,601	50	1.75%	11,792	24	0.83%
Federal funds sold	338	1	1.35%	1,294	5	1.49%
Loans held for sale	27,914	282	4.05%	9,338	100	4.26%
Loans held for investment (3)	425,089	5,834	5.49%	331,977	4,463	5.38%

Total interest-earning assets	523,521	6,671	5.11%	406,039	4,999	4.94%
Less allowance for loan losses	(3,655)			(2,850)
Total non-interest earning assets	27,809			19,740

Total assets	$547,675			$422,929

Liabilities & Shareholders’ equity
Interest-bearing demand and savings deposits	$149,956	$350	0.93%	$122,340	$145	0.48%
Time deposits	175,274	836	1.91%	163,399	599	1.47%

Total interest-bearing deposits	325,230	1,186	1.46%	285,739	744	1.04%
FHLB advances and other borrowings	82,608	637	3.08%	36,728	302	3.29%

Total interest-bearing liabilities	407,838	1,823	1.79%	322,467	1,046	1.30%
Demand deposits and other liabilities	90,150			63,970

Total liabilities	497,988			386,437
Shareholders’ equity	49,687			36,492

Total liabilities and shareholders’ equity	$547,675			$422,929

Interest rate spread			3.32%			3.64%
Net interest income and margin		$4,848	3.70%		$3,953	3.92%

(1)	Annualized.

(2)	Computed on a fully taxable equivalent basis.
(3)	Non-accrual loans have been included in the computations of average loan balances.

The increase in average interest-earning assets was primarily driven by an increase in average loans and resulted in increased interest income during the first three months of 2019. Total interest income increased by $1.7 million, or 33.5%, for the three-month period ended March 31, 2019 as compared to the same period in 2018.

Interest expense increased by $775 thousand, or 74.0% to $1.8 million for the three months ended March 31, 2019 as compared to $1.0 million during the first three months of 2018. Average interest bearing-liabilities increased by 26.5% for the three-month period ended March 31, 2019, as compared to the same period in 2018, and the average cost of funds increased to 1.79% during the first three months of 2019, compared to 1.30% during the first three months of 2018.

Net interest income for the three-month period ended March 31, 2019 was $4.8 million as compared to $4.0 million for the same period in 2018, an increase of 22.7%. The increase in net interest income during the period is primarily attributed to an increase of $93.0 million in average loans held for investment and an increase in average loans held for sale outstanding of $18.6 million from the period ended March 31, 2019 compared to the same period in 2018.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year-to-date changes in the components of net interest income as of March 31, 2019 compared to March 31, 2018.

	Three Months Ended March 31,
	2019 vs. 2018
	Increase/ (Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate
Interest Income
Taxable investments	$266	$(160)	$106
Tax-free investments	(21)	12	(9)
Interest bearing deposits in other banks	(3)	31	28
Federal funds sold	(13)	9	(4)
Loans available for sale	751	(569)	182
Loans held for investment	5,110	(3,741)	1,369

Total interest income	$6,090	$(4,418)	$1,672

Interest Expense
Interest-bearing demand and savings deposits:	$258	$(53)	$205
Time deposits	227	10	237
FHLB advances and other borrowings	1,415	(1,080)	335

Total interest expense	1,900	(1,123)	777

Change in Net Interest Income	$4,190	$(3,295)	$895

Provision for Loan Losses. The provision for loan losses was $295 thousand during the three-month period ended March 31, 2019 as compared to $185 thousand during the three months ended March 31, 2018. Net charge-offs for such periods amounted to $131 thousand during the period ended March 31, 2019 and $37 thousand in net charge-offs for the period ended March 31, 2018. The increase in the provision for loan losses during the first three months of 2019 compared to the like period in 2018 was due to overall loan portfolio growth as well as changes in portfolio mix.

Non-Interest Income. Blue Ridge’s non-interest income sources include deposit service charges and other fees, gains/losses on sales mortgages, and income from bank-owned life insurance (“BOLI”). Non-interest income totaled $3.9 million for the three months ended March 30, 2019, compared to $1.9 million for the like period in 2018. The increase in non-interest income was due to an increase of $2.0 million related to the origination and sale of held for sale mortgages.

Non-Interest Expense. Non-interest expense totaled $6.9 million for the three month period ended March 31, 2019 as compared to $4.2 million for the same period in 2018, a 65.0% increase. This was primarily due to an increase in salaries and employee benefits of $2.0 million, or 86.5%, in addition to an increase in occupancy expenses of $232 thousand to $602 thousand for the three-month period ended March 31, 2019, compared to $370 thousand of the like period in 2018.

Income Tax Expense. During the three months ended March 31, 2019, Blue Ridge recognized a provision for income taxes of $321 thousand, for an effective tax rate of 20.0%, as compared to a provision of $302 thousand, for an effective tax rate of 20.3% for the period ended March 31, 2018.

Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017

For the year ended December 31, 2018, Blue Ridge reported net income of $4.6 million, compared to $3.3 million reported during 2017. Basic and diluted earnings per share were $1.64 in 2018 compared to $1.22 in 2017.

Net Interest Income. Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings, and is Blue Ridge’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings.

Net interest income was $17.3 million for the year ended December 31, 2018, compared to $14.6 million for the year ended December 31, 2017. Net interest margin was 3.88% for the year ended December 31, 2018 compared to 3.73% at December 31, 2017. The increase in net interest income in 2018 was primarily due to a result of continued growth in the loan portfolio.

The following table shows the average balance sheets for each of the years ended December 31, 2018, 2017 and 2016. In addition, the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, are shown.

	For the Years Ended December 31,
	2018			2017			2016
(In thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:
Taxable investments (1)	$46,940	$1,574	3.35%	$36,031	$1,132	3.14%	$29,056	$890	3.06%
Tax-free investments (1)	9,497	353	3.72%	7,951	336	4.22%	8,307	376	4.53%

Total securities	56,437	1,927	3.42%	43,982	1,468	3.34%	37,363	1,266	3.39%
Interest-bearing deposits in other banks	9,051	75	0.83%	17,040	146	0.85%	10,682	40	0.38%
Federal funds sold	882	17	1.93%	1,552	17	1.08%	1,154	13	1.13%
Loans available for sale	18,381	786	4.28%	15,583	505	3.24%	16,985	458	2.70%
Loans held for investment (including loan fees) (2)	360,872	19,693	5.46%	312,435	16,430	5.26%	263,456	11,753	4.46%

Total interest-earning assets	445,623	22,498	5.05%	390,592	18,566	4.75%	329,640	13,530	4.10%
Less allowance for loan losses	(3,580)			(2,802)			(2,013)
Total noninterest earning assets	21,597			20,079			15,890

Total assets	$463,640			$407,869			$343,517

Liabilities and shareholders’ equity:
Interest-bearing demand and savings deposits	$133,431	$814	0.61%	$115,455	$490	0.42%	$91,459	$416	0.45%
Time deposits	165,317	2,698	1.63%	159,202	2,238	1.41%	129,071	1,454	1.13%

Total interest-bearing deposits	298,748	3,512	1.18%	274,657	2,728	0.99%	220,530	1,870	0.85%
Other borrowings	53,509	1,640	3.06%	37,168	1,203	3.24%	44,973	1,211	2.69%

Total interest-bearing liabilities	352,257	5,152	1.46%	311,825	3,931	1.26%	265,503	3,081	1.16%
Other noninterest bearing liabilities	73,552			60,787			49,150
Shareholders’ equity	37,831			35,257			28,864

Total liabilities and shareholders’ equity	$463,640			$407,869			$343,517

Interest rate spread			3.59%			3.49%			2.94%
Net interest income and margin		$17,346	3.88%		$14,635	3.73%		$10,449	3.14%

(1)	Computed on a fully taxable equivalent basis.
(2)	Non-accrual loans have been included in the computations of average loan balances.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year-to-year changes in the components of net interest income.

	2018 compared to 2017			2017 compared to 2016
	Increase/(Decrease) Due to		Total Increase/ (Decrease)	Increase/(Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate		Volume	Rate
Interest Income
Taxable investments	$366	$76	$442	$219	$23	$242
Tax-free investments	57	(40)	17	(15)	(26)	(41)
Interest bearing deposits in other banks	(66)	(4)	(70)	(237)	342	105
Federal funds sold	(13)	13	—	4	—	4
Loans available for sale	120	161	281	(45)	93	48
Loans held for investment	2,643	619	3,262	2,576	2,102	4,678

Total interest income	$3,107	$825	$3,932	$2,502	$2,534	$5,036

Interest Expense
Interest-bearing demand and savings deposits:	$110	$213	$323	$102	(28)	$74
Time deposits	100	361	461	424	361	785
FHLB advances and other borrowings	501	(64)	437	(253)	244	(9)

Total interest expense	711	510	1,221	273	577	850

Change in Net Interest Income	$2,396	$315	$2,711	$2,229	$1,957	$4,186

Provision for Loan Losses. The provision for loan losses was $1.2 million during the year ended December 31, 2018 as compared to $1.1 million during the year ended December 31, 2017. Net charge-offs for such periods amounted to $448 thousand during the year ended December 31, 2018 and $306 thousand in net charge-offs for the period ended December 31, 2017. The increase in the provision for loan losses during 2018 compared to the like period in 2017 was due to overall loan portfolio growth as well as changes in portfolio mix.

Non-Interest Income. Blue Ridge’s non-interest income sources include deposit service charges and other fees, gains/losses on sales mortgages, and income from BOLI. Non-interest income totaled $10.1 million for the year ended December 31, 2018, compared to $7.8 million for the like period in 2017. The increase in non-interest income was largely due to an increase of $1.6 million related to the origination and sale of held for sale mortgages.

Non-Interest Expense. Non-interest expense totaled $20.5 million for the year ended December 31, 2018 as compared to $15.8 million for the same period in 2017, a 29.1% increase. This was primarily due to an increase in salaries and employee benefits of $3.2 million, or 36.3%, which was a result of Blue Ridge hiring individuals in key positions to expand its team, in addition to hiring individuals to lead its new branch in Greensboro, North Carolina, and expanding its mortgage operations in Northern Virginia.

Income Tax Expense. During the year ended December 31, 2018, Blue Ridge recognized a provision for income taxes of $1.1 million, for an effective tax rate of 20.1%, as compared to a provision of $2.1 million, for an effective tax rate of 38.0% for the year ended December 31, 2017. The decline in Blue Ridge’s effective tax rate from 2017 is primarily due to the Tax Cuts and Jobs Act of 2017, which reduced the federal statutory rate to 21% beginning in 2018.

Analysis of Financial Condition

Loan Portfolio. Blue Ridge makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by Blue Ridge. All loans are underwritten within specific lending policy guidelines that are designed to maximize Blue Ridge’s profitability within an acceptable level of business risk.

The following table sets forth the distribution of Blue Ridge’s loan portfolio at the dates indicated by category of loan and the percentage of loans in each category to total loans.

	At March 31,		At December 31,
	2019		2018		2017
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and financial	$48,429	11.22%	$49,076	11.81%	$49,956	15.06%
Agricultural	129	0.03%	216	0.05%	314	0.09%
Real estate – construction, commercial	16,580	3.84%	14,666	3.53%	11,502	3.47%
Real estate – construction, residential	14,336	3.32%	15,102	3.63%	8,136	2.45%
Real estate – mortgage, commercial	160,324	37.13%	150,513	36.22%	111,796	33.71%
Real estate – mortgage, residential	156,787	36.32%	149,856	36.06%	119,795	36.14%
Real estate – mortgage, farmland	3,615	0.84%	4,179	1.01%	4,656	1.40%
Consumer installment loans	31,533	7.30%	31,979	7.69%	25,478	7.68%

Gross loans	431,733	100.00%	415,587	100.00%	331,633	100.00%

Less: Unearned Income	(646)		(719)		(829)
Gross loans, net of unearned income	431,087		414,868		330,804
Less: Allowance for loan losses	(3,744)		(3,580)		(2,802)

Net loans	$427,343		$411,288		$328,002

Loans and leases held for sale	$35,610		$29,233		$17,220

(not included in totals above)

	At December 31,
	2016		2015		2014
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and financial	$50,520	15,75%	$30,325	14.61%	$25,510	13.64%
Agricultural	896	0.28%	257	0.12%	194	0.10%
Real estate – construction, commercial	17,737	5.53%	13,890	6.69%	11,449	6.12%
Real estate – construction, residential	5,126	1.60%	3,305	1.59%	2,224	1.19%
Real estate – mortgage, commercial	109,750	34.21%	59,845	28.84%	60,585	32.39%
Real estate – mortgage, residential	116,014	36.15%	84,317	40.64%	76,400	40.85%
Real estate – mortgage, farmland	4,514	1.41%	5,144	2.48%	6,148	3.29%
Consumer installment loans	16,281	5.07%	10,413	5.03%	4,536	2.42%

Gross loans	320,838	100.00%	207,496	100.00%	187,046	100.00%

Less: Unearned Income	(1,210)		(212)		(201)
Gross loans, net of unearned income	319,628		207,284		186,845
Less: Allowance for loan losses	(2,013)		(2,347)		(2,121)

Net loans	$317,615		$204,937		$184,724

Loans and leases held for sale	$24,656		$9,315		$—

(not included in totals above)

The following table sets forth the repricing characteristics and sensitivity to interest rate changes of our loan portfolio at March 31, 2019 and December 31, 2018.

March 31, 2019	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and financial	$14,059	$15,226	$19,144	$48,429
Agricultural	100	29	—	129
Real estate – construction, commercial	7,204	8,029	1,347	16,580
Real estate – construction, residential	14,336	—	—	14,336
Real estate – mortgage, commercial	18,386	57,088	84,850	160,324
Real estate – mortgage, residential	10,023	20,412	126,352	156,787
Real estate – mortgage, farmland	281	1,398	1,936	3,615
Consumer installment loans	637	23,895	7,001	31,533

Gross loans	$65,026	$126,077	$240,630	$431,733

Fixed-rate loans	$50,576	$119,567	$135,684	$305,827
Floating-rate loans	14,450	6,510	104,946	125,906

Net loans	$65,026	$126,077	$240,630	$431,733

December 31, 2018	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and financial	$11,880	$19,583	$17,613	$49,076
Agricultural	183	33	—	216
Real estate – construction, commercial	6,987	6,412	1,267	14,666
Real estate – construction, residential	15,102	—	—	15,102
Real estate – mortgage, commercial	21,403	52,743	76,367	150,513
Real estate – mortgage, residential	11,353	18,291	120,212	149,856
Real estate – mortgage, farmland	723	1,494	1,962	4,179
Consumer installment loans	787	23,378	7,814	31,979

Gross loans	$68,418	$121,934	$225,235	$415,587

Fixed-rate loans	$52,431	$115,860	$126,942	$295,233
Floating-rate loans	15,987	6,074	98,293	120,354

Net loans	$68,418	$121,934	$225,235	$415,587

Blue Ridge prepares a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar amount of inherent losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged against income and decreased by loans charged-off (net of recoveries, if any). Management’s periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used. The allowance consists of specific and general components. The specific component relates to loans that are identified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows or the net realizable value, which is equal to the estimated fair value less estimated costs to sell, of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and those loans classified that are not impaired and is based on historical loss experience adjusted for other internal or external influences on credit quality that are not fully reflected in the historical data.

Blue Ridge follows applicable guidance within the Financial Accounting Standards Board Accounting Standards Codification. This guidance requires that losses be accrued when they are probable of occurring and can be estimated. It also requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are evaluated for non-accrual status when principal or interest is delinquent for 90 days or more and are placed on non-accrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Any interest payments subsequently received are recognized as income or amortized over the life of the refinanced loan depending on the specific circumstances. Interest payments received on loans, where management believes a potential for loss remains, are applied as a reduction of the loan principal balance.

Management believes that the allowance for loan losses is adequate. There can be no assurance, however, that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management’s estimates and judgments; adverse developments in the economy, on a national basis or in Blue Ridge’s market area; or changes in the circumstances of particular borrowers are criteria that could change and make adjustments to the provision for loan losses necessary.

The following table presents a summary of the provision and allowance for loan losses for the periods indicated:

	Three Months Ended March 31,	Year Ended December 31,
(Dollars in thousands)	2019	2018	2017	2016	2015	2014
Allowance, beginning of period	$3,580	$2,803	$2,013	$2,347	$2,121	$2,071

Charge-Offs
Commercial and industrial	$—	$6	$—	$1,019	$28	$—
Real estate, construction	—	—	—	—	—	—
Real estate, mortgage	—	13	71	—	—	1
Consumer and other loans	174	545	365	306	91	23

Total charge-offs	174	564	436	1,325	119	24

Recoveries
Commercial and industrial	—	—	(35)	(1)	—	—
Real estate, construction	—	—	—	—	—	—
Real estate, mortgage	—	(12)	(1)	—	—	—
Consumer and other loans	(43)	(104)	(95)	(64)	(25)	(4)

Total recoveries	(43)	(116)	(131)	(65)	(25)	(4)

Net charge-offs	131	448	305	1,260	94	20

Provision for loan losses	295	1,225	1,095	926	320	70

Allowance, end of period	$3,744	$3,580	$2,803	$2,013	$2,347	$2,121

Ratio of net charges-offs to average total loans outstanding during period	0.03%	0.12%	0.09%	0.48%	0.05%	0.01%

The allowance for loan losses includes specific and additional allowances for impaired loans and a general allowance applicable to all loan categories; however, management has allocated the allowance by loan type to provide an indication of the relative risk characteristics of the loan portfolio. The allocation is an estimate and should not be interpreted as an indication that charge-offs will occur in these amounts, or that the allocation indicates future trends, and does not restrict the usage of the allowance for any specific loan or category. The allocation of the allowance at the end of the period indicated, and as a percent of the applicable loan segment, is as follows:

	March 31,		December 31,
(Dollars in thousands)	2019	% of Loans	2018	% of Loans	2017	% of Loans	2016	% of Loans	2015	% of Loans	2014	% of Loans
Commercial and industrial	$611	1.3%	$568	1.2%	$494	0.9%	$573	1.1%	$471	1.6%	$469	1.8%
Real estate – construction, commercial	126	0.8%	111	0.8%	92	0.8%	83	0.5%	232	1.7%	212	1.9%
Real estate – construction, residential	52	0.4%	56	0.4%	36	0.5%	10	0.2%	21	0.7%	15	0.7%
Real estate – mortgage, commercial	1,297	0.8%	1,183	0.8%	809	0.7%	533	0.5%	667	1.1%	732	1.2%
Real estate – mortgage, residential	460	0.3%	431	0.3%	405	0.3%	289	0.3%	465	0.6%	469	0.6%
Agricultural and farmland	11	0.3%	13	0.3%	12	0.2%	8	0.1%	15	0.3%	17	0.3%
Consumer installment	1,187	3.8%	1,218	3.8%	954	3.8%	517	3.2%	476	4.6%	207	4.6%

	$3,744	0.9%	$3,580	0.9%	$2,803	0.9%	$2,013	0.6%	$2,347	1.1%	$2,121	1.1%

Non-performing Assets. Non-performing assets consist of non-accrual loans; loans past due 90 days and still accruing interest, and other real estate owned (foreclosed properties). The level of non-performing assets decreased by $2.0 million during the first three months of 2019 to $5.6 million as of March 31, 2019, compared to $7.6 million at December 31, 2018 and $7.8 million at December 31, 2017. Blue Ridge has established specific loan loss reserves on impaired loans equal to the estimated collateral deficiency (if any), plus the cost of sale of the underlying collateral, as applicable.

Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both.

Foreclosed real properties include properties that have been substantively repossessed or acquired in complete or partial satisfaction of debt. Such properties, which are held for resale, are carried at fair value, including a reduction for the estimated selling expenses.

The following is a summary of information pertaining to risk elements and non-performing assets:

	March 31, 2019	December 31,
(Dollars in thousands)		2018	2017	2016	2015	2014
Non-accrual loans	$5,044	$5,515	$7,496	$787	$384	$131
Loans past due 90 days and still accruing	525	2,005	73	433	22	116

Total non-performing loans	$5,569	$7,520	$7,569	$1,220	$406	$247
Other real estate owned	68	134	207	611	70	210

Total non-performing assets	$5,637	$7,654	$7,776	$1,831	$476	$457
Allowance for loan losses to total loans held for investment	0.87%	0.86%	0.85%	0.63%	1.13%	1.14%
Allowance for loan losses to non-performing loans	67.23%	47.61%	37.02%	165.00%	578.08%	858.70%
Non-performing loans to total loans held for investment	1.29%	1.81%	2.29%	0.38%	0.20%	0.13%
Non-performing assets to total assets	0.98%	1.42%	1.89%	0.44%	0.18%	0.19%

Investment Securities. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for short-term borrowings. Securities in the investment portfolio classified as securities available-for-sale may be sold in response to changes in market interest rates, changes in the securities’ prepayment risk, increased loan demand, general liquidity needs, and other similar factors, and are carried at estimated fair value. The fair value of Blue Ridge’s investment securities available-for-sale was $37.4 million at March 31, 2019, a decrease of $1.3 million, or 3.4% from $38.0 million at December 31, 2018. Investment securities held-to-maturity at March 31, 2019 and December 31, 2018 totaled $15.6 million, $13.2 million at December 31, 2017, and $12.9 million at December 31, 2016. Securities in the investment portfolio classified as held-to-maturity are those securities that Blue Ridge has the intent and ability to hold to maturity and are carried at amortized cost.

At December 31, 2018, Blue Ridge had total investment securities available-for-sale of $38.0 million, an increase of $5.4 million, or 16.8% from $32.6 million at December 31, 2017. Blue Ridge purchased $11.6 million in investment securities available-for-sale to offset redemptions and sales of $5.3 million and to enhance the yield of the portfolio during 2018.

As of March 31, 2019, and December 31, 2018 and 2017, the majority of the investment securities portfolio consisted of securities rated A to AAA by a leading rating agency. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. Investment securities that were pledged to secure public deposits totaled $16.7 million, $16.8 million and $13.6 million at March 31, 2019, December 31, 2018 and December 31, 2017, respectively.

Blue Ridge completes reviews for other-than-temporary impairment at least quarterly. At March 31, 2019, December 31, 2018 and December 31, 2017, only investment grade securities were in an unrealized loss position. Investment securities with unrealized losses are a result of pricing changes due to recent and negative conditions in the current market environment and not as a result of permanent credit impairment. Contractual cash flows for the agency mortgage-backed securities are guaranteed and/or funded by the U.S. government. Municipal securities show no indication that the contractual cash flows will not be received when due. Blue Ridge does not intend to sell nor does it believe that it will be required to sell any of its temporarily impaired securities prior to the recovery of the amortized cost.

No other-than-temporary impairment has been recognized for the securities in Blue Ridge’s investment portfolio as of March 31, 2019, December 31, 2018, and December 31, 2017.

Blue Ridge holds restricted investments in equities of the Federal Reserve Bank of Richmond (“FRB”), FHLB, and through its correspondent bank, Community Banker’s Bank (“CBB”). At March 31, 2019 and December 31, 2018, Blue Ridge owned $3.5 million of FHLB stock, $813 thousand of FRB stock, and $168 thousand of CBB stock. At December 31, 2017, Blue Ridge owned $1.9 million of FHLB stock, $813 thousand of FRB stock, and $168 thousand of CBB stock.

The following table reflects the composition of Blue Ridge’s investment portfolio, at amortized cost, at March 31, 2019 and December 31, 2018, 2017, and 2016.

			December 31,
	March 31, 2019		2018		2017		2016
(Dollars in thousands)	Balance	Percent of total	Balance	Percent of total	Balance	Percent of total	Balance	Percent of total
Held-to maturity
State and municipal	$15,533	29.0%	$15,565	28.6%	$13,206	28.6%	$12,972	32.5%

Available-for-sale
State and municipal	1,000	1.9%	1,000	1.8%	1,321	2.8%	1,323	3.3%
U. S. Treasury and agencies	3,375	6.3%	3,375	6.2%	3,375	7.3%	3,375	8.5%
Mortgage backed securities	28,119	52.6%	28,976	53.3%	22,910	49.6%	16,985	42.5%
Corporate bonds	5,477	10.2%	5,477	10.1%	4,826	10.5%	4,600	11.5%
Equity securities	—	—	—	—	556	1.2%	679	1.7%

Total investments	$53,504	100.0%	$54,393	100.0%	$46,194	100.0%	$39,934	100.0%

The following tables present the amortized cost of Blue Ridge’s investment portfolio by their stated maturities, as well as the weighted average yields for each of the maturity ranges at March 31, 2019 and December 31, 2018.

	At March 31, 2019
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Held-to maturity
State and municipal	$512	2.7%	$3,862	3.1%	$2,802	3.8%	$8,357	3.6%

Available-for-sale
State and municipal	500	3.9%	500	4.9%	—	—	—	—
U. S. Treasury and agencies	—	—	500	1.8%	2,875	2.3%	—	—
Mortgage backed securities	—	—	—	—	1,816	1.8%	26,303	2.9%
Corporate bonds	—		1,500	5.4%	3,750	6.5%	227	7.0%

Total investments	$1,012		$6,362		$11,243		$34,887

	At December 31, 2018
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Held-to maturity
State and municipal	$302	2.8%	$4,089	3.1%	$2,688	3.8%	$8,486	3.6%

Available-for-sale
State and municipal	500	3.9%	500	4.9%	—	—	—	—
U. S. Treasury and agencies	—	—	500	1.8%	2,875	2.3%	—	—
Mortgage backed securities	—	—	—	—	1,922	1.8%	27,054	2.9%
Corporate bonds	—		1,500	5.2%	3,750	6.5%	227	7.0%

Total investments	$802		$6,589		$11,235		$35,767

Deposits. The principal sources of funds for Blue Ridge are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit) from its market area. Blue Ridge’s deposit base includes transaction accounts, time and savings accounts and other accounts that customers use for cash management purposes and which provide Blue Ridge with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable low-cost source of funding. Please refer to the average balance tables under “Net Interest Income” for information regarding the average balance of deposits, and average rates paid.

Approximately 42.9% of Blue Ridge’s deposits at March 31, 2019 were made up of time deposits, which are generally the most expensive form of deposit because of their fixed rate and term, as compared to 40.9% and 47.8% at December 31, 2018 and December 31, 2017, respectively.

The following tables provide a summary of Blue Ridge’s deposit base at the dates indicated and the maturity distribution of certificates of deposit of $100,000 or more as of the end of the periods indicated:

	March 31, 2019		December 31,
			2018		2017		2016
(Dollars in thousands)	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
Noninterest-bearing demand	$83,543	—	$88,265	—	$61,388	—	$60,138	—
Interest-bearing – checking, savings and money market	158,546	0.89%	157,000	0.87%	115,888	0.40%	119,429	0.38%
Time deposits $100,000 or more	121,626	2.18%	109,004	2.02%	101,853	1.33%	100,780	1.41%
Other time deposits	60,808	1.68%	60,758	1.58%	60,161	1.31%	60,527	1.21%

Total deposits	$424,523		$415,027		$339,290		$340,874

Maturities of Time Deposits ($100,000 or greater)

(Dollars in thousands)	March 31, 2019	December 31, 2018	December 30, 2017
Maturing in:
3 months or less	$19,471	$8,155	$3,889
Over 3 months through 6 months	7,302	19,265	17,596
Over 6 months through 12 months	25,493	20,867	18,433
Over 12 months	69,360	60,717	61,935

	$121,626	$109,004	$101,853

Brokered and listing service deposits made up of both certificate of deposits and money market demand accounts totaled $32.1 million at March 31, 2019, an increase of $8.6 million from $23.5 million at December 31, 2018. At December 31, 2017, these third-party deposits totaled $25.0 million.

Borrowings: The following table provides information on the balances and interest rates on total borrowings for the periods indicated:

(Dollars in thousands)	March, 31, 2019	At December 31,
		2018	2017	2016
FHLB borrowings	$67,800	$73,100	$35,957	$32,457

Weighted average interest rate	2.54%	2.47%	1.50%	1.32%

FHLB advances are secured by collateral consisting of a blanket lien on qualifying loans in Blue Ridge’s residential, multifamily and commercial real estate mortgage loan portfolios as well as selected investment portfolio securities.

Liquidity. Liquidity in the banking industry is defined as the ability to meet the demand for funds of both depositors and borrowers. Blue Ridge must be able to meet these needs by obtaining funding from depositors or other lenders or by converting non-cash items into cash. The objective of Blue Ridge’s liquidity management program is to ensure that it always has sufficient resources to meet the demands of depositors and borrowers. Stable core deposits and a strong capital position provide the base for Blue Ridge’s liquidity position. Blue Ridge believes it has demonstrated its ability to attract deposits because of Blue Ridge’s convenient branch locations, personal service, technology and pricing.

In addition to deposits, Blue Ridge has access to the different wholesale funding markets. These markets include the brokered certificate of deposit market, listing service deposit market, and the federal funds market. Blue Ridge is a member of the Promontory Interfinancial Network, which allows banking customers to access FDIC insurance protection on deposits through Blue Ridge which exceed FDIC insurance limits. Blue Ridge also has one-way authority with Promontory for both their CDARs and ICS products which provides Blue Ridge the ability to access additional wholesale funding as needed. Blue Ridge also maintains secured lines of credit with the FRB and the FHLB for which Blue Ridge can borrow up to the allowable amount for the collateral pledged. Having diverse funding alternatives reduces Blue Ridge’s reliance on any one source for funding.

Cash flow from amortizing assets or maturing assets also provides funding to meet the needs of depositors and borrowers.

Blue Ridge has established a formal liquidity contingency plan which provides guidelines for liquidity management. For Blue Ridge’s liquidity management program, it first determines Blue Ridge’s current liquidity position and then forecasts liquidity based on anticipated changes in the balance sheet. In this forecast, Blue Ridge expects to maintain a liquidity cushion. Blue Ridge also stress tests its liquidity position under several different stress scenarios, from moderate to severe. Guidelines for the forecasted liquidity cushion and for liquidity cushions for each stress scenario have been established. Blue Ridge believes that it has sufficient resources to meet its liquidity needs.

Blue Ridge had a credit line available of $94.8 million with the FHLB with an outstanding balance of $67.8 million as of March 31, 2019, leaving the remaining credit availability of $27.0 million at March 31, 2019. As of December 31, 2018 and 2017, the outstanding balance of borrowings with the FHLB totaled $73.1 million and $35.9 million, respectively.

Blue Ridge had four unsecured federal fund lines available with correspondent banks for overnight borrowing totaling $21 million at March 31, 2019 and December 31, 2018, and $19 million at December 31, 2017. These lines were not drawn upon at March 31, 2019, December 31, 2018 or 2017.

Liquidity is essential to Blue Ridge’s business. Blue Ridge’s liquidity could be impaired by an inability to access the capital markets or by unforeseen outflows of cash, including deposits. This situation may arise due to circumstances that Blue Ridge may be unable to control, such as general market disruption, negative views about the financial services industry generally, or an operational problem that affects a third party or Blue Ridge. Blue Ridge’s ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events. Blue Ridge monitors its liquidity position daily through cash flow forecasting and monthly testing against minimum policy ratios and believes its level of liquidity and capital is adequate to conduct the business of Blue Ridge.

Capital. Capital adequacy is an important measure of financial stability and performance. Blue Ridge’s objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of the financial institution. The minimum capital requirements are: (i) a common equity Tier 1 (“CET1”) capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total risk-based capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. Additionally, a capital conservation buffer requirement of 2.5% of risk-weighted assets, is designed to absorb losses during periods of economic stress and is applicable to Blue Ridge Bank’s CET1 capital, Tier 1 capital and total capital ratios. Including the conservation buffer, Blue Ridge Bank currently considers its minimum capital ratios to be as follows: 7.00% for CET1; 8.50% for Tier 1 capital; and 10.50% for Total Risk-Based capital. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation. Blue Ridge Bank was considered “well capitalized” for regulatory purposes at March 31, 2019, December 31, 2018 and December 31, 2017.

As noted above, regulatory capital levels for Blue Ridge Bank meet those established for “well capitalized” institutions. While Blue Ridge Bank is currently considered “well capitalized,” it may from time to time find it necessary to access the capital markets to meet Blue Ridge’s growth objectives or capitalize on specific business opportunities.

The following table shows the minimum capital requirement and the capital position at March 31, 2019 and December 31, 2018 and 2017 for Blue Ridge Bank.

				Minimum Ratios
	March 31, 2019	December 31, 2018	December 31, 2017	To be “Adequately Capitalized”	To be “Well Capitalized”
Total Capital (to Risk Weighted Assets):
Consolidated	15.5%	10.8%	12.7%	N/A	N/A
Bank	12.7%	12.1%	14.6%	8.0%	10.5%
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	14.7%	9.9%	11.8%	N/A	N/A
Bank	11.9%	11.2%	13.7%	6.0%	8.5%
Tier 1 Capital (to Average Assets):
Consolidated	11.6%	8.3%	8.7%	N/A	N/A
Bank	9.4%	8.9%	10.3%	4.0%	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets):
Consolidated	14.7%	9.9%	11.8%	N/A	N/A
Bank	11.9%	11.2%	13.7%	4.5%	7.0%

Off-Balance Sheet Activities

Standby letters of credit are conditional commitments issued by Blue Ridge to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers; Blue Ridge generally holds collateral supporting these commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Blue Ridge would be required to fund the commitment. The maximum potential amount of future payments Blue Ridge could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, Blue Ridge would be entitled to seek recovery from the customer. The maximum potential amount of future advances on standby letters of credit available through Blue Ridge at March 31, 2019, December 31, 2018 and 2017, totaled $1.3 million, $1.6 million, and $610 thousand, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Blue Ridge evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Blue Ridge upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include real estate and income producing commercial properties. The approved commitments to extend credit that was available but unused at March 31, 2019, December 31, 2018 and 2017 totaled $62.4 million, $65.2 million, and $39.3 million, respectively.

Interest Rate Risk Management

As a financial institution, Blue Ridge is exposed to various business risks, including interest rate risk. Interest rate risk is the risk to earnings and value arising from volatility in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities, changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay loans and depositors’ ability to redeem certificates of deposit before maturity, changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion, and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR. Blue Ridge’s goal is to maximize net interest income without incurring excessive interest rate risk. Management of net interest income and interest rate risk must be consistent with the level of capital and liquidity that Blue Ridge maintains. Blue Ridge manages interest rate risk through an asset and liability committee (“ALCO”). ALCO is responsible for managing Blue Ridge’s interest rate risk in conjunction with liquidity and capital management.

Blue Ridge employs an independent consulting firm to model its interest rate sensitivity. Blue Ridge uses a net interest income simulation model as its primary tool to measure interest rate sensitivity. Many assumptions are developed based on expected activity in the balance sheet. For maturing assets, assumptions are created for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that could reprice during the modeled time period. These assumptions also cover how Blue Ridge expects rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. Based on inputs that include the current balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that market rates remain unchanged. This is considered the base case. Next, the model determines what net interest income would be based on specific changes in interest rates. The rate simulations are performed for a two year period and include ramped rate changes of down 100 basis points to 300 basis points and up 100 basis points to 400 basis points. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

Stress testing the balance sheet and net interest income using instantaneous parallel shock movements in the yield curve of 100 to 400 basis points is a regulatory and banking industry practice. However, these stress tests may not represent a realistic forecast of future interest rate movements in the yield curve. In addition, instantaneous parallel interest rate shock modeling is not a predictor of actual future performance of earnings. It is a financial metric used to manage interest rate risk and track the movement of Blue Ridge’s interest rate risk position over a historical time frame for comparison purposes.

At March 31, 2019, Blue Ridge’s asset/liability position was considered to be a balanced rate sensitive position based on its interest rate sensitivity model. Blue Ridge’s net interest income would increase by 12.4% in an up 100 basis point scenario as well as an up 400 basis point scenario over a one-year time frame. In the two-year time horizon, Blue Ridge’s net interest income would increase by 18.4% in an up 100 basis point scenario and would increase by 21.4% in an up 400 basis point scenario. At March 31, 2019, all interest rate risk stress tests measures were within Blue Ridge’s board policy established limits in each of the increased rate scenarios.

Additional information on Blue Ridge’s interest rate sensitivity for a static balance sheet over a one-year time horizon as of March 31, 2019 can be found below.

Interest Rate Risk to Earnings (Net Interest Income)
March 31, 2019
Change in interest rates (basis points)	Percentage change in net interest income
+400	12.4%
+300	12.3%
+200	12.4%
+100	12.4%
0	—
-100	9.3%
-200	4.6%
-300	1.6%

Economic value of equity (“EVE”) measures the period end market value of assets less the market value of liabilities and the change in this value as rates change. It models simultaneous parallel shifts in market interest rates, implied by the forward yield curve. The EVE model calculates the market value of capital by taking the present value of all asset cash flows less the present value of all liability cash flows.

The interest rate risk to capital at March 31, 2019 is shown below and reflects that Blue Ridge’s market value of capital is in a slightly liability sensitive position in which an increase in short-term interest rates is expected to generate lower market values of capital. At March 31, 2019, all EVE stress tests measures were within Blue Ridge’s board policy established limits.

Interest Rate Risk to Capital
March 31, 2019
Change in interest rates (basis points)	Percentage change in economic value of equity
+400	4.3%
+300	5.2%
+200	6.1%
+100	7.2%
0	—
-100	9.0%
-200	9.5%
-300	15.8%

INFORMATION ABOUT VCB

The following provides additional information regarding VCB and should be read in conjunction with VCB’s financial statements and the notes thereto beginning on page F-[●] and the other information related to VCB included elsewhere herein.

General Description of VCB’s Business

VCB was incorporated under the laws of the Commonwealth of Virginia on June 6, 1984, to serve as the holding company of Virginia Community Bank.

Virginia Community Bank was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank on June 6, 1984, and commenced operations on September 10, 1976. Virginia Community Bank’s deposits are insured by the FDIC up to applicable limits. Virginia Community Bank engages in a general commercial banking business, emphasizing the banking needs of individuals, professionals and small to medium-sized businesses in its primary service area. VCB offers a full range of deposit services and short to medium-term commercial and other loans, as well as various other services from seven branch offices in Louisa, Orange, Mineral, Culpeper, Troy, Fredericksburg and Gordonsville, Virginia and its commercial office in Charlottesville, Virginia. Virginia Community Bank’s corporate headquarters is located at 114 Industrial Drive, Louisa, Virginia 23093.

VCB’s only business at this time is ownership of Virginia Community Bank and its primary source of income is any dividends that are declared and paid by Virginia Community Bank on its common stock. Throughout this section of the joint proxy statement/prospectus, results of operations will relate to Virginia Community Bank’s operations, unless a specific reference is made to VCB and its operating results other than through Virginia Community Bank’s business and activities.

VCB is registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and the bank holding company laws of Virginia. VCB operates under the rules and regulations of, and is subject to examination by, the FDIC and the Virginia Bureau of Financial Institutions. VCB is also subject to certain regulations of the Federal Reserve Bank of Richmond governing the reserves to be maintained against deposits and other matters.

Deposits are the primary source of funds for Virginia Community Bank’s lending and other investing activities. Virginia Community Bank attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates, including savings accounts, negotiable order of withdrawal accounts, money market demand accounts, noninterest-bearing accounts, and fixed interest rate certificates with varying maturities. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition, and other factors. Virginia Community Bank’s primary sources of revenue are interest and fee income from its lending and investing activities.

VCB’s business strategy is to focus on organic growth, primarily in the central Virginia area, generated by small businesses, professionals, and non-profit organizations. VCB executes this strategy by concentrating its efforts on commercial banking (loans and deposits), treasury management, and select ancillary lines of business. VCB’s retail efforts are focused on the owners and employees of small businesses and on the retail consumer.

As of March 31, 2019, VCB reported $250.6 million of assets, $168.5 million of loans, $222.7 million of deposits, and $24.4 million of shareholders’ equity, equal to 9.73% of total assets.

The principal executive offices of VCB are located at 114 Industrial Drive, Louisa, Virginia 23093, and its telephone number is (540) 967-2111. VCB’s website can be accessed at www.virginiacommunitybank.com. Information contained on VCB’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

Competition and Market Area

Virginia Community Bank’s current primary market area is central Virginia. Virginia Community Bank generally competes with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered.

Commercial banking in central Virginia is extremely competitive. Virginia Community Bank competes in and around its market area with some of the largest banking organizations in Virginia and the country. Many of these competing banks have capital resources and legal lending limits substantially in excess of those available to Virginia Community Bank. Many of these competitors also have broader geographic markets and substantially greater resources and lending limits than Virginia Community Bank and offer certain services that Virginia Community Bank does not currently provide. In addition, many of these banking competitors have numerous branch offices located throughout the extended market area of Virginia Community Bank which may provide these competitors with an advantage in geographic convenience that Virginia Community Bank does not have at present. Many of Virginia Community Bank’s competitors are also able to provide more services and make greater use of media advertising. Therefore, in its market area, Virginia Community Bank has significant competition for deposits and loans from other depository institutions.

Other financial institutions such as consumer finance companies, credit unions, insurance companies, brokerage companies, small loan companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Credit unions have been permitted to expand their membership criteria and expand their loan services to include such traditional bank services as commercial lending. These entities pose an increasing challenge to VCB’s efforts to serve the markets traditionally served by banks. VCB expects competition to continue to be significant.

Regulatory Considerations

Bank holding companies and commercial banks, such as VCB and Virginia Community Bank, are subject to extensive supervision and regulation by federal and state agencies. Certain material elements of this regulatory environment, including minimum leverage rules, which require banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to “risk weighted” assets, are discussed in “VCB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” that follows.

Properties

VCB owns or leases buildings and office space that are used in the normal course of business. The principal executive offices of VCB are located at 114 Industrial Drive, Louisa, Virginia 23093, in a building owned by VCB. Additionally, Virginia Community Bank operates eight additional offices in the following locations:

•	408 East Main Street, Louisa, Virginia 23093 (owned)

•	430 Mineral Avenue, Mineral, Virginia 23117 (owned)

•	10050 Three Notch Road, Troy, Virginia 22974 (owned)

•	169 Madison Road, Orange, Virginia 22960 (owned)

•	10645 Courthouse Road, Fredericksburg, Virginia 22407 (owned)

•	701 South Main Street, Culpeper, Virginia 22701 (owned)

•	944 Glenwood Station Lane, Charlottesville, Virginia 22901 (owned)

•	104 South Main Street, Gordonsville, Virginia 22942 (leased)

Common and Preferred Stock

As of the record date, there were [●] shares of VCB common stock outstanding held by approximately [●] holders of record. No shares of VCB preferred stock were outstanding.

Market for Common Stock

VCB’s common stock is traded on the OTC Markets Group’s Pink marketplace under the symbol “VCBS.”

Employees

Virginia Community Bank had 61 full-time equivalent employees, as of March 31, 2019. None of Virginia Community Bank’s employees are represented by any unions or similar groups, and they have not experienced any type of strike or labor dispute. VCB and Virginia Community Bank consider their relationships with employees to be good.

Legal Proceedings

In the ordinary course of operations, VCB expects to be a party to various legal proceedings. At present, there are no pending or threatened proceedings against VCB that, if determined adversely, would have a material effect on the business, results of operations, or financial position of VCB.

Certain Relationships and Related Transactions

VCB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its current directors, executive officers, principal shareholders and other related persons. All loans included in those transactions during 2018 were made in the ordinary course of VCB’s business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with persons not related to VCB, and those loans did not involve more than the normal risk of collectability or present other unfavorable features.

VCB has not adopted a formal policy that covers the review and approval of related person transactions by the VCB Board. The VCB Board, however, does review all such transactions that are proposed to it for approval. During such a review, the VCB Board will consider, among other things, the related person’s relationship to VCB, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction, and any other material information.

Board of Directors and Director Compensation

Directors of VCB. Set forth below is certain biographical information of the current directors of VCB, including the business experience and other specific skills that qualify each director to serve on the VCB Board. Blue Ridge and VCB currently intend to select Mr. Holzwarth and Mr. Sisk as the two VCB directors to be appointed as directors of Blue Ridge and Blue Ridge Bank following the merger. Certain biographical information regarding Mr. Stone, VCB’s former President, Chief Executive Officer and Chairman, is also set forth below. Mr. Stone will also be appointed as a director of Blue Ridge and Blue Ridge Bank following the merger.

Mark W. Sisk (age 59)

Chairman of Board, member of Executive Committee; Credit Committee; Salary/Benefits Committee; and Asset Liability Committee. Since 1999, Mr. Sisk has been President and Owner of Curtis Brokerage Services located in Fredericksburg, Virginia. Curtis Brokerage Services is a brokerage firm for trucking/motor freight transportation. Mr. Sisk holds a business degree from Virginia Commonwealth University and has previously been professionally licensed to sell Series 6 Securities, Property, Casualty and Life Insurance as well as Real Estate.

Elected to the VCB Board in 2014.

Thomas M. Crowder (age 63)

Member of the Asset Liability Committee; Credit Committee; and Audit and Compliance Committee. Mr. Crowder has been the Executive Vice President, Chief Financial Officer and Chief Operating Officer of VCB since 2014. He has over 35 years’ experience in the banking and financial services industry including serving as a Retail Banking Manager in the Raleigh, North Carolina market for Wachovia Bank, President of Crestar Securities Corporation, Executive Vice President of Guilford Company (a family financial office) and for the last 15 years as a Chief Financial Officer/senior bank executive for banks of varying sizes.

Elected to the VCB Board in 2018.

Andrew C. Holzwarth (age 47)

Member of Executive Committee and Salary/Benefits Committee. Mr. Holzwarth has served as President of the Southern Region of Stanley Martin Homes, a Mid-Atlantic residential home builder, since 2013. He was the President and Owner of Piedmont Realty and Construction from 2009 until its acquisition by Stanley Martin Homes in 2013. He holds a bachelor’s degree from Pennsylvania State University and a Master of Business Administration from the University of Virginia, Darden School of Business.

Elected to the VCB Board in 2015.

A. Preston Moore, Jr. (age 65)

President and Chief Executive Officer of VCB, member of Credit Committee; Audit and Compliance Committee; Asset Liability Committee and Executive Committee. He joined VCB in 2008 and has served as President and Chief Executive Officer since 2011. Mr. Moore has 30 years of diverse business and banking experience. Prior to joining VCB, he served in various management roles in regional and community banks. Mr. Moore holds a bachelor’s degree and a Master of Business Administration from the University of Virginia.

Elected to the VCB Board in 2011.

H. B. Sedwick, III (age 71)

Chairman of Audit and Compliance Committee. Mr. Sedwick is President of Sedwick Building Supply Company in Orange, Virginia and is involved in real estate development and construction.

Elected to the VCB Board in 1998.

Pamela H. Stone (age 71)	Member of Salary/Benefits Committee. Mrs. Stone attended University of South Carolina and holds a Bachelor of Arts degree in Business Administration from Furman University. She is a founding Director of the Louisa Arts Center and served as President of the Louisa Downtown Development Corporation. She is

also a former member of Louisa Town Council. Additionally, Mrs. Stone and her husband, Pierce Stone, are collectively the largest VCB shareholders. Mrs. Stone was elected to the Board of Directors following Mr. Stone’s retirement as VCB’s President, Chief Executive Officer and Chairman of the Board.

Elected to the VCB Board in 2016.

Gregory K. Wolfrey (age 70)	Director and member of Audit and Compliance Committee. Mr. Wolfrey retired as Administrator for Goochland County, Virginia in 2009. Elected to the VCB Board in 1998.

A. Pierce Stone (age 78)	Mr. Stone will be appointed to serve on the Blue Ridge Board and Blue Ridge Bank board following the completion of the merger. Mr. Stone previously served as VCB’s President, Chief Executive Officer and Chairman of the Board, for forty years before his retirement in 2016. During Mr. Stone’s career, he was a founding director of the Virginia Bankers Bank, a former director of the Virginia Bankers Association, a former director and past president of Virginia Association of Community Banks and a former director and past president of ICBA, a national association of community banks. Additionally, Mr. Stone and his wife, Pamela H. Stone, are collectively the largest VCB shareholders.

Director Compensation. Each of VCB’s directors is paid a fee of $1,000 for attendance at each meeting of the VCB Board. Directors are not paid any fee for attendance at meetings of committees of the VCB Board. The following table shows the compensation earned by VCB’s directors for their services during 2018.

Name	Fees earned or paid in cash ($)	Total ($)
Mark W. Sisk	12,000	12,000
William Cannon (1)	12,000	12,000
Thomas M. Crowder (2)	2,000	2,000
John Hodge (3)	8,000	8,000
Andrew C. Holzwarth	12,000	12,000
A. Preston Moore, Jr.	12,000	12,000
H.B. Sedwick, III	12,000	12,000
Ronald Spicer (4)	12,000	12,000
Pamela H. Stone	12,000	12,000
Gregory K. Wolfrey	12,000	12,000

(1)	Mr. Cannon retired from the VCB Board in December 2018.
(2)	Mr. Crowder joined the VCB Board in November 2018.
(3)	Mr. Hodge retired from the VCB Board in August 2018.
(4)	Mr. Spicer retired from the VCB Board in February 2019.

Compensation Committee Interlocks and Insider Participation. None of the members of VCB’s Salary/Benefits Committee will be or will have been an officer of employee of VCB or any of its subsidiaries. In addition, none of VCB’s executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of VCB’s directors or on its Salary/Benefits Committee.

VCB’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following presents VCB management’s discussion and analysis of VCB’s financial condition and results of operations and should be read in conjunction with the financial statements and related notes contained elsewhere in this joint proxy statement/prospectus. The discussion is provided to assist in the understanding and evaluation of VCB’s financial condition and its results of operations as of and for the periods indicated. VCB has no material operations other than its ownership of Virginia Community Bank. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors including but not limited to many of the factors described more fully in “Risk Factors” beginning on page [●] and “Cautionary Statement Regarding Forward-Looking Statements” on page [●].

Critical Accounting Policies

VCB’s accounting principles follow and its methods of applying these principles conform with accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. VCB’s accounting and reporting policies are fundamental to the methods by which it records and reports its financial condition and results of operations. Management must make significant assumptions and estimates and exercise significant judgment in selecting and applying many of these accounting and reporting policies so they comply with GAAP and reflect management’s judgment of the most appropriate manner to report VCB’s financial condition and results. In some cases, management must select a policy from two or more alternatives, any of which may be reasonable under the circumstances, which may result in VCB reporting materially different results than would have been reported under a different alternative.

VCB considers the accounting policies below to be significant accounting policies. The estimates and assumptions VCB uses are based on historical experience and various other factors and are believed to be reasonable under the circumstances.

Allowance for Loan Losses. VCB’s judgment in determining the adequacy of the allowance for loan losses is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, VCB’s management estimates the probable losses in the existing portfolio through consideration of factors including, but not limited to, past loan loss experience, estimated losses in significant credits, current national and local economic conditions, including unemployment rates, and the ability and experience of lending management and collections personnel. The allowance is composed of general reserves and specific reserves. General reserves are determined by applying loss percentages to segments of the portfolio. The loss percentages are based on each segment’s historical loss experience and adjustment factors for conditions in VCB’s internal and external environment. All loans considered to be impaired and other classified loans are evaluated on an individual basis. The combination of these results are compared quarterly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future adjustments to the allowance may be necessary based on changes in economic conditions. In addition, bank regulators, as an integral part of their examination process, periodically review VCB’s allowance for loan losses. Such regulators may require VCB to recognize adjustments to the allowance based on their judgments of information available to them at the time of their examination.

Fair Value.

VCB’s impaired loans, foreclosed assets and investment securities are measured at “fair value,” the determination of which requires VCB’s management to make assumptions, estimates and judgments. When a loan is considered impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. In addition, other real estate is carried at the lower of cost or “fair value,” less cost to sell, following foreclosure. “Fair value” is defined by GAAP “as the price that would be received to sell an asset … in an orderly transaction between market participants at the measurement date.” GAAP further defines an “orderly transaction” as “a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets … it is not a forced transaction (for example, a forced liquidation or distress sale).”

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Generally accepted accounting standards define fair value, establish a framework for measuring fair value, require certain disclosures about fair values, and establish a hierarchy for determining fair value measurements. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rate, volatilities, prepayment speeds, credit risks, etc.).

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of VCB’s financial assets and financial liabilities carried at fair value. VCB’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While VCB’s management believes VCB’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include the following:

Securities Available-for-Sale. The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Comparison of Financial Condition at March 31, 2019 and December 31, 2018

Total assets at March 31, 2019 were $250.6 million, an increase of $4.9 million or 2%, from $245.7 million at December 31, 2018. The increase in assets was primarily driven by growth in deposits that were deployed in overnight invested cash. Investment securities totaled $54.9 million as of March 31, 2019, a decline of $2.9 million, or 5.0% compared to $57.8 million at December 31, 2018. The decline in investment securities was offset by growth in overnight invested cash. Total loans at March 31, 2019 were $168.5 million, an increase of $0.3 million, or 0.2%, from $168.2 million at December 31, 2018.

The allowance for loan losses decreased by $12 thousand during the first three months of 2019 to $1.5 million, or 0.89% of total loans as of March 31, 2019, compared to $1.5 million, or 0.90% of total loans as of December 31, 2018.

At March 31, 2019, total liabilities were $226.2 million, a decrease of $4.1 million, or 1.8% compared to $222.0 million at December 31, 2018. The decrease in liabilities was concentrated in the reduction of federal funds purchased which decreased by $7.4 million to $0 as of March 31, 2019. This decrease in liabilities was partially reduced by the sale of securities available for sale. Total deposits at March 31, 2019 were $222.7 million, an increase of $11.5 million, or 5.0% compared to $211.2 million at December 31, 2018.

Total stockholders’ equity increased by $839 thousand to $24.4 million at March 31, 2019 compared to $23.6 million at December 31, 2018. The increase in total stockholders’ equity was due primarily to a reduction of $262 thousand from unrealized losses in VCB’s available-for-sale investment securities portfolio, and an increase in retained earnings of $630 thousand, driven by current year-to-date earnings.

Comparison of Financial Condition at December 31, 2018 and December 31, 2017

Total assets decreased by $2.7 million in 2018, or 1.1%, from $248.4 million at December 31, 2017 to $245.7 million at December 31, 2018. The decrease in total assets was primarily attributed to a reduction in the loan portfolio of 7.5% during 2018, from $181.7 million at December 31, 2017 to $168.2 million at December 31, 2018. VCB’s loan portfolio represents its largest asset class and contributor to interest income. VCB’s investment securities portfolio represents its second largest asset class and contributor to interest income and is generally maintained as a source of liquidity. In 2018, the available for sale investment portfolio increased by $9.9 million or 20.7%, from $47.9 million at December 31, 2017, to $57.8 million at December 31, 2018.

The allowance for loan losses decreased by $605 thousand during 2018 to $1.5 million, or 0.90% of total loans as of December 31, 2018, compared to $2.1 million, or 1.17% of total loans as of December 31, 2017. The decrease in loan loss reserves as a percent of total loans between 2017 and 2018 was due to the strong credit quality of VCB’s loan portfolio, as well as the declining size of the loan portfolio, resulting in a net recovery of loan loss provision expense in both periods.

At December 31, 2018, total liabilities were $222.1 million, a decrease of $1.9 million, or 0.84% compared to $224.0 million at December 31, 2017. The decrease in liabilities was concentrated in reduction in federal funds purchased as of year-end, which decreased $3.7 million to $7.4 million at December 31, 2018 and deposits, which increased $2.8 million to $211.2 million as of December 31, 2018.

Total stockholders’ equity decreased by $792 thousand in 2018, or 3.24%, from $24.4 million at December 31, 2017 to $23.6 million at December 31, 2018. This reduction in total stockholders’ equity was primarily due to two separate events, first the termination of VCB’s Employee Stock Ownership Plan (“ESOP”) in the fourth quarter of 2018 and, second, the repurchase of shares by VCB in excess of issuance of new shares in connection with the termination of the ESOP resulting in a reduction of paid-in capital of $1.3 million during this period. Also, the accumulated other comprehensive income (loss) reduced by $1.4 million as a result of additional unrealized losses related to securities available for sale during 2018. These negative adjustments to total stockholders’ equity totaled $2.7 million and were offset partially by the addition of retained earnings of $1.9 million in 2018.

Comparison of Results of Operation for the Three Months Ended March 31, 2019 and 2018

For the three months ended March 31, 2019, VCB reported net income of $630 thousand. Basic and diluted earnings per share were $0.88. For the three months ended March 31, 2018, net income was $792 thousand and both basic and diluted earnings per share were $1.06.

Net Interest Income. Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities and is VCB’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings. VCB’s principal interest earning assets are loans to individuals, businesses, and real estate investors, as well as its investment securities portfolio. Interest-bearing liabilities consist primarily of negotiable order of withdrawal (“NOW”) and savings accounts, money market accounts, certificates of deposit, and Federal Home Loan Bank (“FHLB”) advances. Generally, changes in net interest income are measured by the net interest rate spread and the net interest margin. The net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. The net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets.

The following table shows the average balance sheets for the first three months of 2019 compared to the first three months of 2018. Also shown are the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates.

	Three Months Ended			Three Months Ended
	March 31, 2019			March 31, 2018
(Dollars in thousands)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)
Assets
Securities available for sale, at fair value (2)	$49,924	$517	4.14%	$39,178	$449	4.58%
Restricted equity securities	934	6	2.57%	1,884	6	1.27%

Total securities	50,858	523	4.11%	41,062	455	4.43%
Interest-bearing deposits in other banks and federal funds sold	9,280	22	0.95%	7,451	10	0.54%
Loans (3)	169,354	2,297	5.43%	180,775	2,352	5.20%

Total interest-earning assets	229,492	2,842	4.95%	229,288	2,817	4.91%
Less allowance for loan losses	(1,515)			(2,134)
Total non-interest earning assets	18,457			17,585

Total assets	$246,434			$244,739

Liabilities & Stockholders’ equity
Interest-bearing deposits
NOW accounts	$26,902	$19	0.28%	$24,715	$17	0.28%
Savings accounts	36,067	27	0.30%	34,885	26	0.30%
Money market accounts	42,565	47	0.44%	40,137	45	0.45%
Time deposits	33,346	112	1.34%	35,299	108	1.22%

Total interest-bearing deposits	138,880	205	0.59%	135,036	196	0.58%
Federal funds purchased	820	9	4.39%	2,474	15	2.43%
FHLB advances	3,000	20	2.67%	4,000	13	1.30%

Total interest-bearing liabilities	142,700	234	0.66%	141,510	224	0.63%
Demand deposits and other liabilities	78,421			77,982

Total liabilities	221,121			219,492
Stockholders’ equity	25,313			25,247

Total liabilities and stockholders’ equity	$246,434			$244,739

Interest rate spread			4.30%			4.28%
Net interest margin		$2,608	4.55%		$2,593	4.52%

(1)	Annualized.
(2)	Computed on a fully taxable equivalent basis.

(3)	Nonaccrual loans have been included in the computations of average loan balances.

The increase in interest earned from interest-earning assets was primarily driven by an increase in average yield on loans and an increased interest yield from the securities available for sale due to the rise in short term rates and the effect it had on the floating rate collateralized loan securities in the first quarter of 2019 versus the first quarter of 2018.

Interest expense increased by $10 thousand, or 2.7%, to $234 thousand for the three months ended March 31, 2019 as compared to $224 thousand during the three months ended of 2018. Average interest bearing-liabilities increased by 0.9% for the three month period ended March 31, 2019, as compared to the same period in 2018, and the average cost of liabilities increased by 3 basis point to 0.66% during the first three months of 2019, compared to 0.63% during the first three months of 2018.

Net interest income for the three month period ended March 31, 2019 was $2.6 million as compared to $2.5 million for the same period in 2018, an increase of 5.7%. The increase in net interest income during the period is primarily attributed to an increase of 0.52% in yield from the investment securities portfolio for the same period in 2018.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. For purposes of the table below, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both rate and volume. The following rate-volume variance analysis shows the year-to-date changes in the components of net interest income as of March 31, 2019 compared to March 31, 2018.

	Three Months Ended March 31,
	2019 vs. 2018
	Increase/ (Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate
Interest Income
Securities	$337	$(269)	$68
Loans	(327)	272	(55)
Interest bearing deposits in other banks and federal funds sold	9	3	12

Total interest income	$19	$6	$25

Interest Expense
Interest-bearing deposits:
NOW accounts	$2	$—	$2
Savings accounts	1	—	1
Money market accounts	1	1	2
Time deposits	(26)	30	4

Total interest-bearing deposits	$(22)	$31	$9
Federal funds purchased	(30)	24	(6)
FHLB advances	(5)	12	7

Total interest expense	(54)	64	10

Change in Net Interest Income	$76	$(61)	$15

Provision for Loan Losses. The provision for loan losses was $0 during the three month period ended March 31, 2019 as compared to a recovery of loan losses of $500 thousand during the three months ended March 31, 2018. Net charge-offs for these periods amounted to $46 thousand during the period ended March 31, 2019 compared with $34 thousand in net recoveries for the period ended March 31, 2018.

Non-Interest Income. VCB’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of assets and securities, and income from bank-owned life insurance (“BOLI”). Non-interest income totaled $302 thousand for three months ended March 31, 2019, compared to $315 thousand for the same period in 2018. The decrease of $13 thousand in non-interest income was primarily due to a decrease in non-sufficient funds (“NSF”) fees during this period of $8 thousand and reduced interest rate payments on the BOLI of $5 thousand for the same period.

Non-Interest Expense. Non-interest expense totaled $2.1 million for the three month period ended March 31, 2019 as compared to $2.4 million for the same period in 2018, a 14.2% decrease. This was primarily attributable to a decrease in expenses due to a $156 thousand reduction in salary and employee benefits resulted from a reduction of management after the termination of the proposed merger with Atlantic Bay Mortgage Group. Also, expenses for professional fees were elevated in the quarter ended March 31, 2018 as a result of the pending merger with Atlantic Bay Mortgage Group which resulted in a reduction of $100 thousand in same quarter ended March 31, 2019.

The following is a select summary of VCB’s non-interest expense during the first three months of 2019, compared to the first three months of 2018:

	Three months ended March 31,
(Dollars in thousands)	2019	2018	$ Change	% Change
Salaries and employee benefits	$1,101	$1,257	$(156)	-12.4%
Occupancy	144	149	(5)	-3.3%
FDIC insurance assessment	22	30	(8)	-26.6%
Communications	69	146	(77)	0%
Professional fees	104	204	(100)	-52.7%
Other operating expenses	671	616	55	8.9%

Total non-interest expenses	$2,111	$2,402	$(291)	-12.1%

Income Tax Expense. During the three months ended March 31, 2019, VCB recognized a provision for income taxes of $169 thousand, for an effective tax rate of 20.5%, as compared to a provision of $214 thousand, for an effective tax rate of 19.6% for the period ended March 31, 2018. The increase effective tax rate resulted from lower tax free interest payments from the municipal securities in the investment securities portfolio.

Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017

For the year ended December 31, 2018, VCB reported net income of $2.3 million, compared to $1.7 million reported for the year ended December 31, 2017. Basic and diluted earnings per share were $3.04 in 2018 compared to $2.28 in 2017.

Net Interest Income. Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings, and is VCB’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings.

Net interest income was $10.7 million for the year ended December 31, 2018, compared to $9.6 million for the year ended December 31, 2017. Net interest margin was 4.59% for the year ended December 31, 2018 compared to 4.27% at December 31, 2017. The increase in net interest income in 2018 was primarily due to a result of higher yielding assets.

The following table shows the average balance sheets for each of the years ended December 31, 2018, and 2017. In addition, the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, are shown.

	2018			2017
(Dollars in thousands)	Average Balance	Interest Income- Expense	Average Yields / Rates	Average Balance	Interest Income- Expense	Average Yields / Rates
Assets
Securities available for sale (1)	$44,177	$1,755	3.97%	$37,925	$1,424	3.75%
Restricted securities	1,781	289	16.2%	1,826	35	1.91%

Total securities	45,958	2,044	4.52%	39,751	1,272	3.19%
Interest-bearing deposits in other banks and federal funds sold	11,159	55	0.49%	10,151	23	0.22%
Loans (2)	175,174	9,441	5.39%	175,471	9,123	5.19%

Total interest earning assets	232,291	$11,540	4.97%	225,373	$10,418	4.62%

Less allowance for loan losses	(1,729)			(2,540)
Total non-interest earning assets	18,489			12,709
Total assets	$249,051			$240,622

Liabilities & Stockholders’ equity
Interest-bearing deposits
NOW accounts	$25,421	$74	0.29%	$24,039	$54	0.22%
Savings accounts	35,564	107	0.30%	33,260	99	0.30%
Money market accounts	41,868	184	0.44%	44,393	179	0.40%
Time deposits	34,559	447	1.29%	35,644	413	1.16%

Total interest-bearing deposits	137,412	812	0.59%	137,336	745	0.54%
FHLB Advances/ Federal funds purchased	4,352	64	1.47%	4,379	55	1.26%

Total interest-bearing liabilities	141,764	876	0.62%	141,715	800	0.56%

Demand deposits and other liabilities	81,548			74,060
Total liabilities	223,312			215,775

Stockholders’ equity	25,729			24,847

Total liabilities and stockholders’ equity	$249,041			$240,622

Interest rate spread			4.35%			4.06%
Net interest margin		$10,664	4.59%		$9,618	4.27%

(1)	Computed on a fully taxable equivalent basis.

(2)	Nonaccrual loans have been included in the computations of average loan balances.

Comparing the year ended December 31, 2018 to 2017, the increase in interest earned from interest-earning assets was driven by a combination of an increase in total earning assets and an increase in the average yield on those earning assets. The increase in yield associated with securities is attributable to an increase in both volume and rate. The increase in yield associated with loans is attributable to an increase in rate, partially offset by a slight decrease in volume.

Interest expense increased by $76 thousand, or 0.06%, to $876 thousand for the year ended December 31, 2018 as compared to $800 thousand during the year ended December 31, 2017. Average interest-bearing liabilities increased by only $49 thousand for the year ended December 31, 2018, as compared to the year ended 2017, and the average cost of liabilities increased by 6 basis points to 0.62% during the year ended 2018, compared to 0.56% during the twelve months of 2017.

Net interest income for the year ended December 31, 2018 was $10.7 million compared to $9.6 million during the year ended 2017, an increase of 11.5%. The increase in net interest income during the period was primarily attributed to an increase of 35 basis points in yield from earning assets while the cost of liabilities only increased by 6 basis points during 2018.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year over year changes in the components of net interest income for the years ended December 31, 2018 and December 31, 2017.

	2018 compared to 2017
	Increase/(Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate
Interest Income
Securities	$281	$491	$772
Loans	246	72	318
Interest bearing deposits in other banks and federal funds sold	5	27	32

Total interest income	$532	$590	$1,122

Interest Expense
Interest-bearing deposits:
NOW accounts	$4	$16	$20
Savings accounts	8	—	8
Money market accounts	(11)	16	5
Time deposits	(16)	50	34

Total interest-bearing deposits	(15)	82	67
Federal funds purchased	5	10	15
FHLB advances	(15)	9	(6)

Total interest expense	(25)	101	76

Change in Net Interest Income	$557	$489	$1,046

Provision for (recovery of) loan losses. VCB recorded a recovery of loan losses for the year ended December 31, 2018 of $484 thousand. VCB also recorded a recovery of loan losses of $600 thousand for the year ended December 31, 2017. Net charge offs to the allowance in 2018 were $121 thousand compared to a net recovery of $132 thousand in 2017. VCB analyzes the adequacy of its allowance for loan losses quarterly and has a policy to maintain sufficient reserves to absorb potential loan losses as it relates to the historical modeling and level of non-performing loans.

Non-Interest Income. VCB’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of assets and securities, and income from BOLI. Total non-interest income decreased $129 thousand, or 8.3%, from $1.5 million in 2017, to $1.4 million in 2018. This was primarily driven by reduced income from BOLI of $14 thousand during 2018 and the fact that no gains in sale of held real estate occurred in 2018 versus gains of $66 thousand in 2017.

Non-Interest Expense. Non-interest expense increased 6.8%, from $9.1 million in 2017 to $9.7 million in 2018. The increase was mostly attributable to increases in salaries and benefits of $680 thousand offset by reductions in FDIC insurance assessments of $40 thousand and professional fees of $59 thousand. Following is a summary of VCB’s non-interest expense at December 31, 2018 compared to December 31, 2017:

Dollars in thousands	2018	2017	$ Change	% Change
Salaries and employee benefits	$4,967	$4,287	$680	15.8%
Occupancy	590	555	35	6.3%
FDIC insurance assessment	80	120	(40)	(33.0)%
Communications	486	545	(59)	(10.8)%
Other real estate owned expenses	7	10	(3)	(30.0)%
Professional fees	888	1,174	(286)	(24.3)%
Other operating expenses	2,671	2,381	290	12.2%

Total non-interest expenses	$9,689	$9,072	$617	6.8%

Income Taxes. VCB recorded income tax expense of $618 thousand for the year ended December 31, 2018, for an effective tax rate of 21.5%, compared to an income tax expense of $971 thousand for the year ended December 31, 2017 and an effective tax rate of 36.1%. The reduction in the 2018 effective tax rate is primarily the result of the introduction of the new lower corporate tax rates approved by Congress and effective for 2018.

Analysis of Financial Condition

Loan Portfolio. VCB makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by VCB, however there have been some loan pool purchases that represent loans originated in out of market locations. All loans are underwritten within specific lending policy guidelines that are designed to maximize VCB’s profitability within an acceptable level of business risk.

The following table sets forth the distribution of VCB’s loan portfolio at the dates indicated by category of loan and the percentage of loans in each category to total loans.

	March 31,		December 31,
(Dollars in thousands)	2019		2018		2017
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Real Estate Construction	$17,357	10.3%	$20,381	12.1%	$30,298	16.7%
Commercial Real Estate	70,239	41.7%	66,654	39.6%	63,464	34.9%
Residential Real Estate	34,537	20.5%	34,710	20.6%	41,303	22.7%
Commercial and Industrial	24,840	14.7%	23,758	14.2%	22,070	12.2%
Other Loans	21,546	12.8%	22,699	13.5%	24,577	13.5%

	168,519	100%	168,202	100%	181,712	100%
Less: Allowance for loan losses	(1,509)		(1,521)		(2,126)

Net loans	$167,010		$166,681		$179,586

The following table sets forth the repricing characteristics and sensitivity to interest rate changes of our loan portfolio as of March 31, 2019 and December 31, 2018.

(Dollars in thousands) March 31, 2019	One year or less	Between one and five years	After five years	Total
Real estate construction	$10,178	$5,988	$1,191	$17,357
Commercial real estate	15,361	43,260	11,618	70,239
Residential real estate	7,478	20,403	6,656	34,537
Commercial and Industrial	9,426	13,672	1,742	24,840
Other	1,670	2,353	17,523	21,546

Gross loans	44,113	85,676	38,730	168,519
Fixed-rate loans	$28,943	$83,737	$19,274	$131,954
Floating-rate loans	15,170	1,939	19,456	36,565

Gross loans	$44,113	$85,676	$38,730	$168,519

(Dollars in thousands) December 31, 2018	One year or less	Between one and five years	After five years	Total
Real estate construction	$12,610	$6,610	$1,161	$20,381
Commercial real estate	8,248	44,925	13,481	66,654
Residential real estate	6,266	21,636	6,808	34,710
Commercial and Industrial	9,142	12,723	1,893	23,758
Other	762	3,855	18,082	22,699

Gross loans	37,028	89,749	41,425	168,202
Fixed-rate loans	$21,284	$84,654	$23,528	$129,466
Floating-rate loans	15,744	5,095	17,897	38,736

Gross loans	$37,028	$89,749	$41,425	$168,202

(Dollars in thousands) December 31, 2017	One year or less	Between one and five years	After five years	Total
Real estate construction	$24,524	$4,591	$1,183	$30,298
Commercial real estate	8,448	46,400	8,616	63,464
Residential real estate	7,106	25,193	9,004	41,303
Commercial and Industrial	9,265	10,932	1,873	22,070
Other	570	3,704	20,303	24,577

Gross loans	49,913	90,820	40,979	181,712
Fixed-rate loans	$29,920	$84,607	$24,073	$138,600
Floating-rate loans	19,993	6,213	16,906	43,112

Gross loans	$49,913	$90,820	$40,979	$181,712

Asset Quality—Provision and Allowance for Loan Losses. VCB makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The provision for loan losses is determined based upon VCB’s estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in VCB’s loan portfolio. VCB’s provision for and recovery of loan losses during the first three months of 2019 and 2018 was $0 and $500 thousand, respectively. VCB recorded a recovery of loan losses for the years ended December 31, 2018 and 2017 of $484 thousand and $600 thousand, respectively. The $0 provision for loan losses during the first three months of 2019 as compared to the same period in 2018 was due to a lack of overall growth in the loan portfolio, as well as low levels of non-accrual loans and non-performing assets. Non-accrual loans as of March 31, 2019 totaled $226 thousand, compared to $284 thousand as of December 31, 2018 and $486 thousand as of December 31, 2017. The allowance for loan losses as of March 31, 2019 totaled $1.5 million, compared to $1.5 million as of December 31, 2018 and $2.1 million as of December 31, 2017.

VCB prepares a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar amount of inherent losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged against income and decreased by loans charged-off (net of recoveries, if any). Management’s periodic evaluation of the adequacy of the allowance is based on VCB’s past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used. The allowance consists of specific and general components. The specific component relates to loans that are identified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows or the net realizable value, which is equal to the estimated fair value less estimated costs to sell, of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and those loans classified that are not impaired and is based on historical loss experience adjusted for other internal or external influences on credit quality that are not fully reflected in the historical data.

VCB follows applicable guidance within the Financial Accounting Standards Board Accounting Standards Codification. This guidance requires that losses be accrued when they are probable of occurring and can be estimated. It also requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral, less costs to sell, if the loan is collateral dependent.

Loans are evaluated for non-accrual status when principal or interest is delinquent for 90 days or more and are placed on non-accrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Any interest payments subsequently received are recognized as income or amortized over the life of the refinanced loan depending on the specific circumstances. Interest payments received on loans, where management believes a potential for loss remains, are applied as a reduction of the loan principal balance.

Management believes that the allowance for loan losses is adequate. There can be no assurance, however, that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management’s estimates and judgments; adverse developments in the economy, on a national basis or in VCB’s market area; or changes in the circumstances of particular borrowers are criteria that could change and make adjustments to the provision for loan losses necessary.

The following table presents a summary of the provision and allowance for loan losses for the periods indicated:

(Dollars in thousands)	Three Months Ended March 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Allowance, beginning of period	$1,521	$2,126	$2,594
Total charge-offs	(46)	(211)	(114)
Total recoveries	34	90	246
Provision for (recovery of) loan losses	—	(484)	(600)

Allowance, end of period	$1,509	$1,521	$2,126

Ratio of net charges-offs to average total loans outstanding during period	0.01%	0.07%	(0.08)%

The allowance for loan losses includes specific and additional allowances for impaired loans and a general allowance applicable to all loan categories; however, management has allocated the allowance by loan type to provide an indication of the relative risk characteristics of the loan portfolio. The allocation is an estimate and should not be interpreted as an indication that charge-offs will occur in these amounts, or that the allocation indicates future trends, and does not restrict the usage of the allowance for any specific loan or category. The allocation of the allowance at the end of the period indicated, and as a percent of the applicable loan segment, is as follows:

	March 31,		December 31,
(Dollars in thousands)	2019	% of Loans	2018	% of Loans	2017	% of Loans
Real Estate Construction	$117	0.05%	$109	0.07%	$156	0.09%
Commercial Real Estate	485	0.35%	485	0.29%	548	0.30%
Residential Real Estate	243	0.19%	243	0.14%	296	0.16%
Commercial and Industrial	152	0.09%	147	0.08%	491	0.27%
Other loans	512	0.21%	537	0.32%	635	0.35%

	$1,509	0.89%	$1,521	0.90%	$2,126	1.17%

Non-performing Assets. Non-performing assets consist of non-accrual loans; loans past due 90 days and still accruing interest, and other real estate owned (foreclosed properties). The level of non-performing assets decreased by $58 thousand during the three months of 2019 to $373 thousand as of March 31, 2019, compared to $431 thousand at December 31, 2018 and $627 thousand at December 31, 2017. VCB has established specific loan loss reserves on impaired loans equal to the estimated collateral deficiency (if any), plus the cost of sale of the underlying collateral, as applicable. As of March 31, 2019, December 31, 2018, and December 31, 2017, VCB had no loans 90 days or more past due that were still accruing interest.

Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both.

Foreclosed real properties include properties that have been substantively repossessed or acquired in complete or partial satisfaction of debt. Such properties, which are held for resale, are carried at the lower of cost or fair market value, including a reduction for the estimated selling expenses. VCB held foreclosed property totaling $147 thousand at March 31, 2019, $147 thousand at December 31, 2018, and $141 thousand at December 31, 2017.

The following table summarizes VCB’s non-performing assets as of the dates indicated:

(Dollars in thousands)	March 31, 2019	December 31, 2018	December 31, 2017
Non-accrual loans	$226	$284	$486
Loans past due 90 days and still accruing	—	—	—

Total non-performing loans	$226	$284	$486
Other real estate owned	147	147	141

Total non-performing assets	$373	$431	$627
Allowance for loan losses to total loans	0.89%	0.90%	1.17%
Allowance for loan losses to non-performing loans	6.7x	5.3x	4.4x
Non-performing loans to total loans	0.14%	0.29%	0.44%
Non-performing assets to total assets	0.15%	0.17%	0.25%

Problem assets not included in non-performing assets
Accruing troubled debt restructurings	$2,315	$1,719	$1,938

Investment Securities Portfolio. The investment securities portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for short-term borrowings. Securities in the investment securities portfolio classified as securities available-for-sale may be sold in response to changes in market interest rates, changes in the securities’ prepayment risk, increased loan demand, general liquidity needs, and other similar factors, and are carried at estimated fair value. VCB had no securities classified as held-to-maturity during any of the periods presented. VCB recognized a loss on sale of securities available for sale of $10 thousand during the three months ended March 31, 2019 and $0 gain or loss during the three months ended March 31, 2018. For the year ended December 31, 2018, gross gains on the sales of available for sale securities were $21 thousand, while gross losses were $0. For the year ended December 31, 2017, gross gains on the sales of available for sale securities were $59 thousand, while gross losses were $30 thousand. At March 31, 2019, VCB’s total investment in available for sale securities was $54.9 million, compared to $57.8 million at December 31, 2018. The following table provides information regarding the composition of the investment securities portfolio as of the dates indicated:

	Investment Securities Portfolio
	March 31, 2019		December 31, 2018		December 31, 2017
(Dollars in thousands)	Fair Value	Percent of total	Fair Value	Percent of total	Fair Value	Percent of total
Available-for-Sale:
Treasury bills	$9,996	18.2%	$9,996	17.3%	$9,994	20.8%
Municipal securities	1,716	3.1%	4,092	7.1%	6,360	13.3%
Mortgage-backed securities	5,321	9.7%	5,347	9.3%	1,143	2.4%
Non-agency collateralized loan obligations	18,644	34.0%	18,503	32.0%	8,922	18.6%
Corporate bonds	19,221	35.0%	19,091	33.0%	20,153	42.0%
Tax exempt securities	—	0.0%	757	1.3%	1,369	2.9%

	$54,898	100.0%	$57,786	100.0%	$47,941	100.0%

The following tables present fair values and the related unrealized losses in the investment securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in a continuous unrealized loss position, as of the dates stated:

(Dollars in thousands)	Less than 12 months		One to five years		Five to ten years		Greater than ten years		Total
March 31, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$1,985	$(28)	$551	$(3)	$—	$—	$—	$—	$2,536	$(31)
Municipal securities	—	—	527	(7)	—	—	—	—	527	(7)
Non-agency Collateralized loan obligations	16,704	(348)	—	—	—	—	—	—	16,704	(348)
Corporate bonds	6,060	(440)	9,609	(505)	—	—	—	—	15,669	(945)
Treasury bills	9,996	(2)	—	—	—	—	—	—	9,996	(2)

Total	$34,745	$(818)	$10,687	$(515)	$—	$—	$—	$—	$45,432	$(1,333)

(Dollars in thousands)	Less than 12 months		One to five years		Five to ten years		Greater than ten years		Total
December 31. 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$1,987	$(29)	$936	$(19)	$—	$—	$—	$—	$2,923	$(48)
Municipal securities	—	—	2,338	(21)	—	—	—	—	2,338	(21)
Non-agency collateralized loan obligations	16,563	(483)	—	—	—	—	—	—	16,563	(483)
Corporate bonds	8,986	(565)	7,600	(500)	—	—	—	—	16,586	(1,065)
Treasury bills	9,996	(3)	—	—	—	—	—	—	9,996	(3)

Total	$37,532	$(1,080)	$10,874	$(540)	$—	$—	$—	$—	$48,406	$(1,620)

(Dollars in thousands)	Less than 12 months		One to five years		Five to ten years		Greater than ten years		Total
December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$1,292	$(6)	$541	$(8)	$—	$—	$—	$—	$1,833	$(14)
Municipal securities	9,971	(195)	—	—	—	—	—	—	9,971	(195)
Non-agency collateralized loan obligations	9,994	(1)	—	—	—	—	—	—	9,994	(1)

Total	$21,257	$(202)	$541	$(8)	$—	$—	$—	$—	$21,798	$(210)

As of March 31, 2019, December 31, 2018, and December 31, 2017, investments with an unrealized loss position of 12 months or greater represented 9, 12, and 1 securities, respectively. All loss positions were less than 10% of the value of the security, and/or related to investments that were rated as investment grade. No impairment has been recognized on any securities in a loss position because of management’s intent and ability to hold the securities to scheduled maturity or call dates. Management considers the impairment to not be other than temporary.

At March 31, 2019, December 31, 2018, and December 31, 2017, securities with carrying values of $3 million, $3.6 million, and $4.1 million and market values of $3 million, $3.6 million, and $4.2 million, respectively, were pledged as collateral to secure public deposits and for other purposes.

Deposits. The principal sources of funds for VCB are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit) from VCB’s market area. VCB’s deposit base includes transaction accounts, time and savings accounts and other accounts that customers use for cash management purposes and which provide VCB with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable low-cost source of funding. Please refer to the average balance tables under “Net Interest Income” for information regarding the average balance of deposits, and average rates paid.

Approximately 15.4% of VCB’s deposits at March 31, 2019 were made up of time deposits, which are generally the most expensive form of deposit because of their fixed rate and term, as compared to 15.8% at December 31, 2018 and 16.8 % December 31, 2017.

The following tables provide a summary of VCB’s deposit base at the average cost of deposits by type for the dates indicated and the maturity of time deposits of $100,000 or more as of the end of the periods indicated.

			December 31,
	March 31, 2019		2018		2017
(Dollars in thousands)	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Noninterest-bearing demand deposits	$80,500	—	$80,739	—	$72,677	—
Interest-bearing demand deposits:
NOW accounts	26.901	0.25%	25,421	0.25%	24,039	0.23%
Money market accounts	42,564	0.42%	41,866	0.37%	44,393	0.40%
Savings accounts	36,067	0.30%	35,564	0.30%	33,260	0.29%
Time deposits	33,350	1.37%	34,559	1.30%	35,644	1.16%

Total deposits	$219,382	0.37%	$218,152	0.37%	$212,350	0.35%

Maturities of Time Deposits ($100,000 or greater)

(Dollars in thousands)	March 31, 2019	December 31, 2018	December 30, 2017
Maturing in:
3 months or less	$1,975	$1,240	$1,620
Over 3 months through 6 months	1,256	1,735	1,210
Over 6 months through 12 months	3,360	3,409	2,162
Over 12 months	8,765	9,171	11,555

Total	$15,356	$15,555	$16,547

Borrowings: The following table provides information on the balances and interest rates on total borrowings for the periods indicated:

(Dollars in thousands)	March, 31, 2019	December 31, 2018	December 31, 2017
FHLB borrowings	$3,000	$3,000	$4,000

Weighted interest rate at end of period	1.43%	1.43%	1.17%

FHLB advances are secured by collateral consisting of a blanket lien on qualifying loans in VCB’s residential, multifamily and commercial real estate mortgage loan portfolios.

Liquidity: VCB currently has no business other than that of VCB and does not currently have any material funding commitments unrelated to that business. VCB’s principal sources of funds for loans, investments and general operations are deposits from its primary market area, principal and interest payments on loans, and proceeds from maturing investment securities. Its principal funding commitments are for the origination of loans and the payment of maturing deposits, and the payment for checks drawn upon it. VCB’s most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from other financial institutions, including Compass Bank, our primary correspondent bank and the Federal Reserve Bank of Richmond. The levels of such assets are dependent on VCB’s lending, investment and operating activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and loan demand, both current and anticipated. At March 31, 2019, VCB’s cash and cash equivalents totaled $13.3 million, compared to $5.1 million at December 31, 2018 and $5.1 million at December 31, 2017.

VCB had a credit line available of $11.8 million with the Federal Home Loan Bank of Atlanta with an outstanding balance of $3.0 million as of March 31, 2019, leaving the remaining credit availability of $8.8 million at March 31, 2019. As of December 31, 2018 and 2017, the outstanding balance of borrowings with the FHLB totaled $3.0 million and $4.0 million, respectively.

VCB had an unsecured federal fund line available with correspondent banks totaling $16.3 million available for overnight borrowing at March 31, 2019, December 31, 2018, and December 31, 2017. This line was not drawn upon at March 31, 2019, December 31, 2018 or 2017.

VCB monitors its liquidity position daily through cash flow forecasting and monthly testing against minimum policy ratios. VCB believes its level of liquidity and capital is adequate to conduct the business of VCB.

Capital. The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by state member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to “risk weighted” assets. At March 31, 2019, the Bank was in full compliance with these guidelines, as follows:

				Minimum Ratios
	March 31, 2019	December 31, 2018	December 31, 2017	To be “Adequately Capitalized”	To be “Well Capitalized”
Total Capital (to Risk Weighted Assets):
Consolidated	13.2%	13.0%	12.3%	8.0%	10.0%
Bank	13.6%	13.6%	12.6%	8.0%	10.0%
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	12.0%	12.3%	11.3%	6.0%	8.0%
Bank	12.9%	12.8%	11.7%	6.0%	8.0%
Tier 1 Capital (to Total Assets):
Consolidated	10.6%	10.1%	9.9%	4.0%	5.0%
Bank	10.7%	10.5%	10.2%	4.0%	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets):
Consolidated	12.0%	12.3%	11.3%	4.5%	6.5%
Bank	12.9%	12.8%	11.7%	4.5%	6.5%

Off-Balance Sheet Activities

Unused commitments and standby letters of credit are considered off-balance sheet items that can be converted to actual extension of credits at some point in the future. Standby letters of credit are conditional commitments issued by VCB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers; VCB generally holds collateral supporting these commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, VCB would be required to fund the commitment. There are also unused loan commitments that represent potential additional loan balances that are approved and available for draw down by borrowers at some point in the future. The maximum potential amount of future advances on standby letters of credit available through VCB at March 31, 2019, December 31, 2018 and 2017, totaled $4.4 million, $4.6 million and $4.2 million, respectively. The approved commitments to extend credit that was available but unused at March 31, 2019, December 31, 2018 and 2017 totaled $37.3 million, $28.9 million and $37.9 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. VCB evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by VCB upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include real estate and income producing commercial properties.

Interest Rate Risk Management

VCB uses an interest income simulation model to measure and monitor interest rate risk. Interest rate risks both upward trending and downward trending with interest rate shocks of +/- 100, 200, 300, and 400 basis points are applied to VCB’s current mix of investments, loans, deposits and other funding sources. The resulting percentage change in VCB’s net interest income sensitivity and VCB’s Economic Value of Equity sensitivity is compared to VCB’s established policy limits. Following is a summary of the results of VCB’s rate shock analysis as of March 31, 2019, compared to policy limits for changes in net interest income as well as net portfolio value.

	Rates up 100 basis points	Rates up 200 basis points	Rates up 300 basis points	Rates up 400 basis points
Annual % Change Net Interest Income	+5.45%	+11.00%	+16.58%	+22.17%

Bank Policy Limit	-5.00%	-10.00%	-10.00%	-20.00%

Annual % Change Net Portfolio Value	+8.53%	+16.62%	+24.22%	+32.43%

Bank Policy Limit	-10.00%	-18.00%	-18.00%	-25.00%

	Rates down 100 basis points	Rates down 200 basis points	Rates down 300 basis points	Rates down 400 basis points
Annual % Change Net Interest Income	-8.19%	-15.98%	-21.87%	-26.42%

Bank Policy Limit	-5.00%	-10.00%	-10.00%	20.00%

Annual % Change Net Portfolio Value	-10.60%	-21.38%	-25.69%	-17.18%

Bank Policy Limit	-10.00%	-18.00%	-18.00%	-25.00%

Based on this analysis VCB is asset sensitive. Management constantly monitors its interest rate risk and has a defined plan in place to manage this risk.

Certain shortcomings are inherent in this method of analysis. For example, although certain assets and liabilities may have similar maturities or re-pricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate residential and commercial mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the loan. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

DESCRIPTION OF BLUE RIDGE CAPITAL STOCK

The following description of the material terms of Blue Ridge’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, its articles of incorporation and its bylaws. Copies of the full text of Blue Ridge’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. See “Additional Information” beginning on page i.

General

The authorized capital stock of Blue Ridge consists of (i) 10,000,000 shares of common stock, no par value per share, and (ii) 250,000 shares of preferred stock, par value $50.00 per share. As of the record date of the Blue Ridge special meeting, [●], 2019, there were [●] shares of common stock issued and outstanding held by approximately [●] holders of record and no shares of preferred stock issued and outstanding. As of [●], 2019, there were no options outstanding to purchase shares of Blue Ridge common stock and [●] shares subject to unvested restricted stock awards, all granted under Blue Ridge’s equity compensation plans.

Common Stock

General. Each share of Blue Ridge common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. Blue Ridge’s common stock is traded on the OTC Markets Group’s Pink marketplace under the symbol “BRBS.” The transfer agent for Blue Ridge’s common stock is Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021.

Voting Rights. The holders of Blue Ridge common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Dividends. Blue Ridge’s shareholders are entitled to receive dividends or distributions that the Blue Ridge Board may declare out of funds legally available for those payments. The payment of distributions by Blue Ridge is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, Blue Ridge’s ability to pay dividends is affected by the ability of Blue Ridge Bank, its bank subsidiary, to pay dividends to the holding company. The ability of Blue Ridge Bank, as well as Blue Ridge, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Blue Ridge, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of Blue Ridge and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of Blue Ridge available for distribution in cash or in kind.

Directors and Classes of Directors. The Blue Ridge Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Currently, the Blue Ridge Board consists of 15 directors. Under the VSCA, a director of Blue Ridge may be removed, with or without cause, by shareholders if the number of votes cast to remove such director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

No Preemptive Rights; Redemption and Assessment. Holders of shares of Blue Ridge common stock are not be entitled to preemptive rights with respect to any shares that may be issued. Blue Ridge common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

The Blue Ridge Board is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Blue Ridge Board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Because the Blue Ridge Board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock voting, conversion or other rights that could adversely affect the voting power of the holders of Blue Ridge common stock and, under certain circumstances, discourage an attempt by others to gain control of Blue Ridge.

The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of Blue Ridge, then existing market conditions and other factors that, in the judgment of the Blue Ridge Board, might warrant the issuance of preferred stock.

Liability and Indemnification of Directors and Officers

As permitted by the VSCA, Blue Ridge’s articles of incorporation contain provisions that indemnify its directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of directors and officers for monetary damages to the company or its shareholders in excess of one dollar, except to the extent such indemnification or elimination of liability is prohibited by the VSCA. These provisions do not limit or eliminate the rights of Blue Ridge or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, Blue Ridge’s articles of incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. Blue Ridge has limited its exposure to liability for indemnification of directors and officers by purchasing directors’ and officers’ liability insurance coverage.

Blue Ridge Common Stock Not Insured by the FDIC

Blue Ridge’s common stock is not a deposit or a savings account and is not insured or guaranteed by the FDIC or any other government agency.

Antitakeover Provisions of Blue Ridge’s Articles of Incorporation, Bylaws, and Virginia Law

General. Blue Ridge’s articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Blue Ridge by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Blue Ridge Board. These provisions are designed to reduce, or have the effect of reducing, Blue Ridge’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent Blue Ridge shareholders from receiving a premium over the then prevailing market price of Blue Ridge common stock or a transaction that may otherwise be in the best interest of Blue Ridge shareholders. In addition, these provisions make it more difficult for Blue Ridge shareholders, should they choose to do so, to remove the Blue Ridge Board or Blue Ridge’s management.

Blue Ridge’s Articles of Incorporation and Bylaws

Preferred Stock. Blue Ridge’s articles of incorporation authorize the Blue Ridge Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See “Description of Blue Ridge Capital Stock – Preferred Stock” beginning on page [●]. Under this authority, the Blue Ridge Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Blue Ridge’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Blue Ridge common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Blue Ridge by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Blue Ridge’s management.

Classified Board of Directors. Blue Ridge’s articles of incorporation and bylaws divide the Blue Ridge Board into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of the Blue Ridge Board, subject to the shareholders’ ability to remove directors with or without cause by vote of the holders of a majority of Blue Ridge’s outstanding common shares. The classification of the Blue Ridge Board makes it more difficult and time consuming to gain control of the Blue Ridge Board.

Board Vacancies. Virginia law and Blue Ridge’s articles of incorporation and bylaws provide that any vacancy occurring on the Blue Ridge Board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Blue Ridge Board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. Blue Ridge’s articles of incorporation provide that certain mergers or consolidations, share exchanges, acquisitions of control, sales of all or substantially all of Blue Ridge’s assets, liquidation or dissolution, in each case with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge outstanding and entitled to vote on the transaction (a “significant shareholder”), must be approved by the affirmative vote of the holders of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. The voting provisions described in this paragraph do not apply to any transaction which is approved in advance by a majority of those directors of Blue Ridge (i) who were directors before the corporation, person or entity became a significant shareholder and who are not affiliates of such significant shareholder, and (ii) who became directors of Blue Ridge at the recommendation of the directors referred to in clause (i) above.

Shareholder Meetings. Under its bylaws, special meetings of shareholders may only be called by Blue Ridge’s President or by request in writing stating the purposes thereof delivered to the President and signed by a majority of the directors or by three or more shareholders owning in the aggregate, not less than 20% in interest of the shares of the Blue Ridge capital stock. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting. This provision is designed to afford antitakeover protection by making it more difficult for shareholders to call a special meeting of shareholders to consider a proposed merger or other business combination.

Advance Notification of Shareholder Nominations. Blue Ridge’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Blue Ridge Board. Pursuant to Blue Ridge’s bylaws, a shareholder entitled to vote for the election of directors may nominate persons for election to the Blue Ridge Board by delivering written notice to Blue Ridge’s Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws generally require that such notice be delivered not fewer than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A shareholder wishing to nominate any person for election as a director must provide Blue Ridge with certain information concerning the nominee and the proposing shareholder.

Merger Considerations. The articles of incorporation of Blue Ridge provide that the Blue Ridge Board, when evaluating a transaction that would or may involve a change in control of Blue Ridge, shall consider, among other things, the following factors: the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Blue Ridge and on the communities in which Blue Ridge operates or is located, the business reputation of the other party proposing the transaction and the evaluation of the then value of Blue Ridge in a freely negotiated sale and of the future prospects of Blue Ridge as an independent entity. This provision provides the Blue Ridge Board the latitude to consider additional factors, aside from the price of a proposed merger or other business combination, in determining whether the transaction is in the best interests of Blue Ridge and its shareholders.

Virginia Antitakeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Blue Ridge’s articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. Neither Blue Ridge’s articles of incorporation nor its bylaws contain a provision opting out of the Control Share Acquisitions Statute.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Blue Ridge and VCB each are Virginia corporations subject to the provisions of the VSCA. In addition, the rights of shareholders of Blue Ridge and VCB are governed by their respective articles of incorporation and bylaws. Upon completion of the proposed merger, VCB shareholders will become shareholders of Blue Ridge and, as such, their shareholder rights will be governed by the articles of incorporation and bylaws of Blue Ridge and will continue to be governed by the VSCA.

The following is a summary of the material differences in the rights of shareholders of Blue Ridge and VCB, but is not a complete statement of all those differences. Shareholders should read carefully the relevant provisions of the VSCA and the respective articles of incorporation and bylaws of Blue Ridge and VCB. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Blue Ridge and VCB and to the provisions of the VSCA.

Authorized Capital Stock

Blue Ridge. Blue Ridge is authorized to issue 10,000,000 shares of common stock, no par value per share, of which [●] shares were issued and outstanding as of the record date for the Blue Ridge special meeting, and 250,000 shares of preferred stock, par value $50.00 per share, of which no shares were issued and outstanding as of the record date for the Blue Ridge special meeting.

Blue Ridge’s articles of incorporation permit the Blue Ridge Board, without shareholder approval, to fix the preferences, limitations and relative rights of its preferred stock and to establish classes or series of such preferred stock and determine the variations between each class or series. Holders of Blue Ridge stock of any class do not have any preemptive right to subscribe to or purchase (i) any shares of capital stock of Blue Ridge, (ii) any securities convertible into such shares, or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

VCB. VCB is authorized to issue 10,000,000 shares of common stock, par value $5.00 per share, of which [●] shares were issued and outstanding as of the record date for the VCB special meeting, and 400,000 shares of preferred stock, par value $25.00 per share, of which no shares were issued and outstanding as of the record date for the VCB special meeting.

VCB’s articles of incorporation permit the VCB Board, without shareholder approval, to fix the preferences, limitations and relative rights of its preferred stock and to establish classes or series of such preferred stock and determine the variations between each class or series. Holders of VCB stock of any class do not have any preemptive right to subscribe to or purchase (i) any shares of capital stock of VCB, (ii) any securities convertible into such shares, or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

Dividend Rights

The holders of Blue Ridge and VCB common stock are entitled to share ratably in dividends when and as declared by their respective board of directors out of funds legally available therefor. The articles of incorporation of both Blue Ridge and VCB permit its boards to issue preferred stock with terms set by each board, respectively, which terms may include the right to receive dividends ahead of the holders of the Blue Ridge or VCB common stock. Blue Ridge and VCB do not currently have any outstanding shares of preferred stock.

Voting Rights

The holders of both Blue Ridge and VCB common stock have one vote for each share held on any matter presented for consideration by the holders of common stock at a shareholders meeting. Directors of each of Blue Ridge and VCB are elected by a plurality of the votes cast, and neither company’s shareholders have the right to accumulate their votes in the election of directors.

Directors and Classes of Directors

Blue Ridge. The Blue Ridge Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. The number of directors may be increased or decreased by the Blue Ridge Board in its discretion or by the Blue Ridge shareholders at any shareholder meeting, provided that the number cannot be less than five nor more than 25.

The articles of incorporation of Blue Ridge do not contain a provision regarding the removal of a director by its shareholders. Accordingly, under the VSCA, a director of Blue Ridge may be removed with or without cause by a majority vote of the holders of Blue Ridge’s common stock.

VCB. The VCB Board is not divided into classes, and directors serve one-year terms until the next succeeding annual meeting of the shareholders. The VCB articles of incorporation authorize the VCB Board to set and change the actual number of directors from time to time. Currently, the VCB Board consists of seven directors.

The bylaws of VCB contain a provision authorizing VCB shareholders to remove a director, with or without cause, at a meeting of the shareholders called expressly for that reason, by a vote of the shareholders holding a majority of the shares entitled to vote at an election of the directors.

Antitakeover Provisions

Certain provisions of the VSCA and the articles of incorporation and bylaws of Blue Ridge and VCB may discourage attempts to acquire control of Blue Ridge or VCB, respectively, as further described with respect to Blue Ridge under “Description of Blue Ridge Capital Stock—Antitakeover Provisions of Blue Ridge’s Articles of Incorporation, Bylaws, and Virginia Law.” These provisions also may deter or delay corporate changes of control that the Blue Ridge or VCB boards did not approve.

Authorized Preferred Stock. The articles of incorporation of Blue Ridge and VCB authorize the issuance of preferred stock. The Blue Ridge and VCB boards may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as the board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Blue Ridge or VCB by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Classified Board of Directors. The provisions of Blue Ridge’s articles of incorporation providing for classification of the Blue Ridge Board into three separate classes may have certain antitakeover effects. The articles of incorporation of VCB do not provide for the classification of the VCB Board into separate classes.

Board Vacancies. Virginia law and Blue Ridge’s and VCB’s articles of incorporation and bylaws provide that any vacancy occurring on the Blue Ridge Board or VCB Board, respectively, may be filled by the remaining members of the board. These provisions include vacancies resulting from an increase in the size of the board of directors, provided that, with respect to VCB, such increase may not be by more than two directors.

Supermajority Voting Provisions. The VSCA provides that, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

•	adoption of plans of merger or share exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The VSCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

The articles of incorporation of Blue Ridge require that actions such as those set forth above must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of Blue Ridge entitled to vote on the transaction, unless such transaction is with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge outstanding and entitled to vote on the transaction (a “significant shareholder”). If such a transaction is with a significant shareholder, then the transaction must be approved by the affirmative vote of the holders of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. The voting provisions described in this paragraph do not apply to any transaction which is approved in advance by a majority of those directors of Blue Ridge (i) who were directors before the corporation, person or entity became a significant shareholder and who are not affiliates of such significant shareholder, and (ii) who became directors of Blue Ridge at the recommendation of the directors referred to in clause (i) above.

The articles of incorporation of VCB provide that a merger or consolidation of VCB into any other corporation or a sale, lease, exchange or other disposition of all or substantially all of the assets of VCB to or with any other corporation, person or entity must be approved by the affirmative vote of the holders of not less than two-thirds of the outstanding shares of common stock of VCB.

Special Meetings of Shareholders. The bylaws of Blue Ridge contain a provision pursuant to which special meetings of the shareholders of Blue Ridge may be called by the President and shall be called upon a request in writing stating the purposes thereof delivered to the President and signed by a majority of the directors or by three or more shareholders owning, in the aggregate, not less than 20% of the outstanding shares of Blue Ridge common stock. VCB bylaws contain a provision pursuant to which special meetings of its shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or the holders of not less than one-third of all the shares entitled to vote at such meeting.

Shareholder Nominations. The bylaws of Blue Ridge require a shareholder who intends to nominate a candidate for election to the Blue Ridge Board at an annual shareholders meeting to deliver written notice to the Secretary of Blue Ridge not fewer than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A shareholder wishing to nominate any person for election as a director must provide Blue Ridge with certain information concerning the nominee and the proposing shareholder. Such requirements may discourage Blue Ridge’s shareholders from submitting director nominations.

The bylaws of VCB require a shareholder who intends to nominate a candidate for election to the VCB Board at an annual shareholders meeting to deliver written notice to the Secretary of VCB not fewer than 60 days nor more than 90 days prior to the date of the scheduled annual meeting; provided, however, in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made. A shareholder wishing to nominate any person for election as a director must provide VCB with certain information concerning the nominee and the proposing shareholder. Such requirements may discourage VCB’s shareholders from submitting director nominations.

Merger Considerations. The articles of incorporation of Blue Ridge provide that the Blue Ridge Board, when evaluating a transaction that would or may involve a change in control of Blue Ridge, shall consider, among other things, the following factors: the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Blue Ridge and on the communities in which Blue Ridge operates or is located, the business reputation of the other party proposing the transaction and the evaluation of the then value of Blue Ridge in a freely negotiated sale and of the future prospects of Blue Ridge as an independent entity. VCB’s articles of incorporation and bylaws do not specify any factors to which the VCB Board of directors must give consideration in evaluating a transaction involving a potential change in control of VCB.

Antitakeover Statutes. Virginia has two antitakeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute. For more information about these statutes, see “Description of Capital Stock—Antitakeover Provisions of Blue Ridge’s Articles of Incorporation, Bylaws, and Virginia Law” beginning on page [●]. Neither Blue Ridge nor VCB has opted out of the Affiliated Transactions Statute or Control Share Acquisitions Statute.

Amendments to Articles of Incorporation and Bylaws

The VSCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the VSCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the VSCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the VSCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors or, if a quorum exists, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

Blue Ridge. Blue Ridge’s articles of incorporation state that approval by at least 80% of its shareholders is required to approve an amendment to the articles of incorporation with respect to provisions relating to (i) staggered terms of directors, (ii) voting on a merger, share exchange or other business combination, the issuance of shares resulting in the acquisition of control of Blue Ridge, any sale of all or substantially all of Blue Ridge’s assets, the liquidation or dissolution of Blue Ridge, or any reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person or entity, and (iii) items the Blue Ridge Board may consider when evaluating business combinations. The voting requirements of the VSCA set forth above for approval of amendments to articles of incorporation govern all other amendments to Blue Ridge’s articles of incorporation.

Blue Ridge’s bylaws may be amended, altered, or repealed by the Blue Ridge shareholders upon the affirmative vote of the holders of a majority of the common stock issued and outstanding. Blue Ridge’s bylaws may also be amended, altered, or repealed by the Blue Ridge Board upon the affirmative vote of a majority thereof, provided the substance of the proposed amendment shall have been stated in the notice of the meeting of directors unless notice is waived by all the directors.

VCB. VCB’s articles of incorporation do not contain a provision with respect to voting requirements on amendments to the articles of incorporation. Accordingly, the voting requirements of the VSCA set forth above for approval of amendments to articles of incorporation govern any amendment to VCB’s articles of incorporation.

VCB’s bylaws may be amended, altered, or repealed and new bylaws adopted upon a vote of a majority of the directors; provided, however, that, without the affirmative vote of two-thirds of all members of the VCB Board, the VCB Board may not amend the bylaws to (i) change the principal office of VCB, (ii) change the number of directors, (iii) change the number of directors on the Executive Committee, or (iv) make a substantial change in the duties of the Chairman of the Board or the President.

Director and Officer Exculpation

The articles of incorporation of Blue Ridge and VCB, respectively, provide that to the full extent that the VSCA permits the limitation or elimination of liability of directors or officers, the directors or officers of Blue Ridge or VCB are not liable to Blue Ridge or VCB, respectively, or their respective shareholders for monetary damages in excess of $1.00.

Indemnification

The articles of incorporation of Blue Ridge and VCB provide that, to the full extent permitted by the VSCA, each of Blue Ridge and VCB is required to indemnify a director or officer against liabilities and expenses incurred by him or her in any proceeding to which he or she was a party by reason of having been a director or officer, except as are incurred because of his or her willful misconduct or knowing violation of the criminal law. Each of the Blue Ridge Board and VCB Board is empowered, by a majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer, as set forth above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BLUE RIDGE

The following table sets forth information as of July 31, 2019 regarding the number of shares of Blue Ridge common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. In addition, the table includes information with respect to persons known to Blue Ridge who own or may be deemed to own more than 5% of Blue Ridge common stock as of July 31, 2019. Unless otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Directors and Named Executive Officers:
Hunter H. Bost	31,671	(2)	*
Robert B. Burger	11,429	*
Elise Peters Carey	64,516	(2)	1.48%
Mensel D. Dean, Jr.	40,000	(2)	*
Larry Dees	155,371	(2)	3.57%
Kenneth E. Flynt	21,071	(2)	*
James E. Gander II	16,625	(2)	*
John H.H. Graves	1,821	*
Robert S. Janney	68,330	(2)	1.57%
Brian K. Plum	38,888	(3)(4)	*
Gary R. Shook	50,000	(4)	1.15%
William W. Stokes	6,343	*
Amanda G. Story	6,278	(3)(4)	*
Malcolm R. Sullivan Jr.	11,905	(2)	*
Donald R. Vaughan	6,451	*
Carolyn J. Woodruff	32,258	*
All of Blue Ridge’s directors and executive officers as a group (16 individuals)	562,957	(2)(3)	12.95%

5% Shareholders who are not Directors or Named Executive Officers:
Richard T. Spurzem(5)	653,313		15.03%
Endeavor Capital Advisors Inc. and affiliates(6)	260,000		5.98%
Siena Capital Partners GP, LLC and affiliates(7)	237,069		5.45%
The Banc Funds Company, LLC and affiliates(8)	225,000		5.18%

*	Represents less than 1% of outstanding common stock.
(1)

Based on 4,346,866 shares of Blue Ridge common stock outstanding as of July 31, 2019. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security, or the right to acquire beneficial ownership of the security within 60 days. The mailing address of the directors and executive officers included in the table is 17 West Main Street, Luray, Virginia 22835.

(2)

Includes shares held by affiliated corporations, spouses, other close relatives and dependent children, or as custodians or trustees, as follows: Mr. Bost, 6,500; Mrs. Carey, 64,516; Mr. Dean, 40,000; Mr. Dees, 150,000 shares; Mr. Flynt, 9,000; Mr. Gander, 5,675; Mr. Janney, 50,327; and Mr. Sullivan, 11,155.

(3)	Includes shares allocated to the participant’s account in Blue Ridge’s Employee Stock Ownership Plan, as follows: Mr. Plum, 6,387; and Ms. Story, 2,243.
(4)	Includes shares of unvested restricted stock, as follows: Mr. Plum, 18,000 shares; Mr. Shook, 5,400 shares; and Ms. Story, 2,100 shares.
(5)	The mailing address of Mr. Spurzem is 819 Catalpa Court, Charlottesville, Virginia 22903.
(6)

According to the most current information available to Blue Ridge as of July 31, 2019, Endeavor Capital Private Investments I LP beneficially owned 168,771 shares of Blue Ridge common stock and Endeavor Regional Bank Opportunities Fund II LP beneficially owned 91,229 shares. The mailing address of Endeavor Capital Advisors, Inc. is 410 Greenwich Avenue, Greenwich, Connecticut 06830.

(7)

According to the most current information available to Blue Ridge as of July 31, 2019, Siena Capital Partners I LP beneficially owned 236,182 shares of Blue Ridge common stock, Siena Capital Partners Accredited LP beneficially owned 700 shares and Siena Capital Partners beneficially owned 187 shares. The mailing address of Siena Capital Partners GP, LLC is 100 North Riverside Plaza, Suite 1630, Chicago, Illinois 60606.

(8)

According to the most current information available to Blue Ridge as of July 31, 2019, Banc Fund IX LP beneficially owned 112,500 shares of Blue Ridge common stock and Banc Fund X LP beneficially owned 112,500 shares. The mailing address of The Banc Funds Company, LLC is 20 North Wacker Drive, Suite 3300, Chicago, Illinois 60606.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

VCB

The following table sets forth information as of July 31, 2019 regarding the number of shares of VCB common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. In addition, the table includes information with respect to persons known to VCB who own or may be deemed to own more than 5% of VCB common stock as of July 31, 2019. Unless otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Directors and Named Executive Officers:
Thomas M. Crowder	14,049	1.96%
Andrew C. Holzwarth	29,904	4.17%
A. Preston Moore, Jr.	19,555	2.73%
James A. Motley, Jr.	1,438	*
H.B. Sedwick, III	5,065	*
Mark W. Sisk	47,070	6.56%
Pamela H. Stone(2)	119,708	16.68%
Gregory K. Wolfrey	200	*

All of VCB’s directors and executive officers as a group (9 individuals)	236,989	33.03%

5% Shareholders who are not Directors or Named Executive Officers:
A. Pierce Stone(3)	119,708	16.68%

*	Represents less than 1% of outstanding common stock.
(1)

Based on 717,471 shares of VCB common stock outstanding as of July 31, 2019. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security, or the right to acquire beneficial ownership of the security within 60 days. The mailing address of the directors and executive officers included in the table is 114 Industrial Drive, Louisa, Virginia 23093. The mailing address of A. Pierce Stone is P.O. Box 100, Louisa, Virginia 23093.

(2)

As husband and wife, Mr. and Mrs. Stone are each deemed to be the beneficial owner of shares held by the other and share voting and dispositive power; therefore, Mrs. Stone’s total includes 117,708 shares owned by her husband, A. Pierce Stone.

(3)

As husband and wife, Mr. and Mrs. Stone are each deemed to be the beneficial owner of shares held by the other and share voting and dispositive power; therefore, Mr. Stone’s total includes 2,000 shares owned by his wife, Pamela H. Stone.

EXPERTS

The consolidated financial statements of Blue Ridge and its subsidiary at December 31, 2018 and 2017, and for the years then ended, were audited by Brown, Edwards & Company L.L.P., an independent registered public accounting firm, and have been included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of VCB and its subsidiary at December 31, 2018 and 2017, and for the years then ended, were audited by Elliott Davis, PLLC, an independent auditor, and have been included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Blue Ridge common stock to be issued in connection with the merger will be passed upon by Williams Mullen. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Blue Ridge by Williams Mullen, and for VCB by Hunton Andrews Kurth LLP.

SUBMISSION OF FUTURE BLUE RIDGE AND VCB SHAREHOLDER PROPOSALS

If the merger is completed, VCB will merge into Blue Ridge, and there will not be any future meetings of VCB shareholders. In addition, if the merger is completed, VCB shareholders will become Blue Ridge shareholders. For a shareholder to nominate a candidate for director at Blue Ridge’s annual meeting of shareholders, notice of nomination must be received by the Secretary of Blue Ridge not less than 60 days and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. It is presently anticipated that Blue Ridge’s 2020 annual meeting of shareholders will be held on May 12, 2020. In order for a shareholder nominate a candidate for director at Blue Ridge’s 2020 annual meeting, written notice of such nomination must be received by the Secretary of Blue Ridge at Blue Ridge’s corporate office no later than March 15, 2020 and no earlier than February 14, 2020 and meet all other applicable requirements set forth in Blue Ridge’s bylaws. If any Blue Ridge shareholder intends to present a proposal to be considered for inclusion in Blue Ridge’s proxy materials in connection with its 2020 annual meeting of shareholders, the proposal must be in proper form and meet the requirements of Rule 14a-8 under the Exchange Act, and must be received by Blue Ridge at its corporate office no later than December 4, 2019.

If, however, the merger is not completed or VCB is otherwise required to do so under applicable law, VCB will hold its 2020 annual meeting of shareholders, and it will notify shareholders of the date, time and place of that meeting as soon as practicable after it determines that it will or must hold a 2020 meeting. Any shareholder nominations or proposals for other business intended to be presented at VCB’s next annual meeting must be submitted to VCB as set forth below.

VCB’s bylaws prescribe the procedure that a shareholder must follow to nominate directors or bring other business before shareholders’ meetings. For a shareholder to nominate a candidate for director or bring other business before a meeting of VCB’s shareholders, written notice of such nomination or other business must be delivered to VCB’s Corporate Secretary at least 60 days, but not more than 90 days, prior to the date of the scheduled annual meeting. If the merger is not completed and VCB holds a 2020 annual meeting of shareholders, VCB also will notify shareholders of the date, time and place of that meeting and the same requirements described above will apply in determining the date by which notice of a shareholder’s nomination of a candidate for election as a director or of other business to be brought at that meeting must be delivered to VCB’s Corporate Secretary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Blue Ridge Bankshares, Inc. and Subsidiaries

Luray, Virginia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Ridge Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CERTIFIED PUBLIC ACCOUNTANTS

We have served as the Company’s auditor since 1988.

Harrisonburg, Virginia

August 7, 2019

Your Success is Our Focus

1909 Financial Drive • Harrisonburg, VA 22801 • 540-434-6736 • Fax: 540-434-3097 • www.BEcpas.com

BLUE RIDGE BANKSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

	2018	2017
ASSETS
Cash and due from banks (Note 1)	$15,025,651	$10,319,189
Federal funds sold	546,000	88,000
Investment securities
Securities available for sale (at fair value) (Note 2)	38,046,596	32,578,294
Securities held to maturity (fair value of $15,503,426 in 2018, $13,414,988 in 2017) (Note 2)	15,565,086	13,206,415
Restricted investments	5,138,446	3,210,130

Total Investment Securities	58,750,128	48,994,839

Loans held for sale (Note 3)	29,233,325	17,219,636

Loans held for investment (Note 3)	414,867,966	330,804,825
Allowance for loan losses (Note 3)	(3,579,716)	(2,802,492)

Net Loans Held for Investment	411,288,250	328,002,333

Bank premises and equipment, net (Note 4)	3,343,030	2,277,269
Bank owned life insurance (Note 1)	8,454,893	7,654,471
Goodwill (Note 10)	2,694,164	2,094,164
Other assets	10,254,083	7,472,489

Total Assets	$539,589,524	$424,122,390

LIABILITIES
Deposits
Demand deposits
Noninterest bearing	$88,264,516	$61,387,671
Interest bearing	128,077,956	88,356,225
Savings deposits	28,922,144	27,532,229
Time deposits (Note 5)	169,761,969	162,013,617

Total Deposits	415,026,585	339,289,742
Other borrowed funds (Note 6)	73,100,000	36,044,626
Subordinated debt, net of issuance costs (Note 7)	9,766,554	9,732,671
Other liabilities	2,076,246	2,613,728

Total Liabilities	499,969,385	387,680,767
SHAREHOLDERS’ EQUITY
Common stock and related surplus, no par value; authorized 10,000,000 (2018); and 5,000,000 (2017); outstanding 2,792,885 and 2,765,636, respectively (Note 8)	16,452,452	16,323,685
Contributed equity	251,543	194,864
Retained earnings	23,321,026	20,190,047
Accumulated other comprehensive income	(617,926)	(323,621)

	39,407,095	36,384,975
Unearned ESOP shares	—	(142,956)

Total Stockholder’s Equity	39,407,095	36,242,019
Noncontrolling interest	213,044	199,604

Total Equity	39,620,139	36,441,623

Total liabilities and Stockholders’ Equity	$539,589,524	$424,122,390

The accompanying notes are an integral part of these statements

BLUE RIDGE BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2018 and 2017

	2018	2017
INTEREST INCOME
Interest and fees on loans held for investment	$19,692,607	$16,430,902
Interest and fees on loans held for sale	785,794	505,013
Interest on federal funds sold	17,016	16,753
Interest and dividends on taxable investment securities	1,649,255	1,278,031
Interest and dividends on nontaxable investment securities	291,889	250,458

Total interest income	22,436,561	18,481,157

INTEREST EXPENSE
Interest on savings and interest bearing demand deposits	813,657	490,246
Interest on time deposits	2,698,546	2,238,186
Interest on borrowed funds	1,639,602	1,202,505

Total interest expense	5,151,805	3,930,937

Net interest income	17,284,756	14,550,220

PROVISION FOR LOAN LOSSES	1,225,000	1,095,000

Net interest income after provision for loan losses	16,059,756	13,455,220
OTHER INCOME
Service charges on deposit accounts	635,207	654,893
Earnings on investment life insurance	200,422	138,161
Small business investment company fund income	208,215	162,126
Mortgage brokerage income	2,724,048	1,527,203
Gain on sale of mortgages	4,541,061	4,139,475
Gain on sale of available for sale securities	5,242	192,161
Gain on sale of government guaranteed USDA loans	—	264,069
Other noninterest income	1,808,476	720,437

Total Other Income	10,122,671	7,798,525

OTHER EXPENSES
Salaries and employee benefits	11,842,850	8,690,038
Occupancy and equipment expense	1,614,174	1,615,892
Data processing	1,110,574	891,825
Communications	401,350	480,637
Advertising expense	484,775	371,077
Debit card expenses	290,013	270,252
Directors fees	190,220	202,150
Audits and examinations	142,515	116,176
Other taxes and assessments	800,871	636,222
Other contractual services	544,497	351,477
Other noninterest expense	3,040,734	2,220,770

Total Other Expenses	20,462,573	15,846,516
Income before income taxes & noncontrolling interest	5,719,854	5,407,229
INCOME TAX EXPENSE (Note 12)	1,147,145	2,057,105

Net income	$4,572,709	$3,350,124
Net (income) loss attributable to noncontrolling interest	(13,440)	396

Net Income attributable to Blue Ridge Bankshares, Inc.	$4,559,269	$3,350,520

Net Income available to Common Stockholders	$4,559,269	$3,350,520

Earnings per Share, basic and diluted	$1.64	$1.22

Weighted Average Shares Outstanding	2,779,090	2,751,503

The accompanying notes are an integral part of these statements

BLUE RIDGE BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2018 and 2017

	2018	2017
Net income	$4,572,709	$3,350,124

Other comprehensive income:
Gross unrealized gains (losses) arising during the period	(275,325)	(16,524)
Adjustment for income tax benefit	57,450	5,618

	(217,875)	(10,906)
Less:
Reclassification adjustment for gains included in net income	(5,242)	(192,161)
Adjustment for income tax expense	1,100	75,726

	(4,142)	(116,435)
Other comprehensive loss, net of tax	(222,017)	(127,341)

Comprehensive income	$4,350,692	$3,222,783

Comprehensive (income) loss attributable to noncontrolling interest	$(13,440)	$396

Comprehensive income attributable to Blue Ridge Bankshares, Inc.	$4,337,252	$3,223,179

The accompanying notes are an integral part of these statements

BLUE RIDGE BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2018 and 2017

	Common Stock & Related Surplus	Contributed Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Unearned ESOP Shares	Total
Balance, December 31, 2016	$16,270,152	$131,357	$17,666,715	$(143,025)	$—	$(298,094)	$33,627,105

Comprehensive Net Income
Net Income	—	—	3,350,520	—	(396)	—	3,350,124
Changes in unrealized gains on securities available for sale, net of deferred income tax asset of $81,344	—	—	—	(180,596)	—	—	(180,596)
Tax rate change effect	—	—	53,255	—	—	—	53,255

Total Comprehensive Income	—	—	—	—	—	—	3,222,783
Issuance of restricted common stock	53,533	—	—	—	—	—	53,533
Release of unearned ESOP shares	—	63,507	—	—	—	155,138	218,645
Noncontrolling interest	—	—	—	—	200,000	—	200,000
Common stock dividends	—	—	(880,443)	—	—	—	(880,443)

Balance, December 31, 2017	16,323,685	194,864	20,190,047	(323,621)	199,604	(142,956)	36,441,623

Comprehensive Net Income
Net Income	—	—	4,559,269	—	13,440	—	4,572,709
Changes in unrealized gains on securities available for sale, net of deferred income tax asset of $58,550	—	—	—	(222,017)	—	—	(222,017)

Total Comprehensive Income	—	—	—	—	—	—	4,350,692
Reclassification of equity securities	—	—	72,288	(72,288)	—	—	—
Issuance of restricted common stock, net of forfeitures	128,767	—	—	—	—	—	128,767
Release of unearned ESOP shares	—	56,679	—	—	—	142,956	199,635
Common stock dividends	—	—	(1,500,578)	—	—	—	(1,500,578)

Balance, December 31, 2018	$16,452,452	$251,543	$23,321,026	$(617,926)	$213,044	$—	$39,620,139

The accompanying notes are an integral part of these statements

BLUE RIDGE BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,572,709	$3,350,124
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for loan losses	1,225,000	1,095,000
Deferred income taxes	8,763	(324,604)
Proceeds from sale of loans held for sale, originated	161,763,907	123,182,569
Gain on sale of loans held for sale, originated	(4,541,061)	(4,139,475)
Loans held for sale, originated	(165,656,235)	(116,402,254)
(Gain) loss on disposition of assets	(795)	52,291
Loss on sale of other real estate owned	—	11,010
Securities gains	(5,242)	(192,161)
Depreciation	414,794	374,277
Investment amortization, net	238,621	212,209
Amortization of debt refinancing fees	63,472	76,167
Amortization of subordinated debt issuance costs	33,883	33,881
Amortization of other intangibles	504,677	437,992
(Increase) Decrease in other assets	(2,781,856)	979,372
Increase (Decrease) in accrued expenses	(537,481)	1,313,392
Increase in carrying value of life insurance investments	(200,422)	(138,161)
Release of unearned ESOP shares	199,635	218,645

Total adjustments	(9,270,340)	6,790,150

Net cash (Used in) Provided by Operating Activities	(4,697,631)	10,140,274

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available for sale	(11,581,996)	(14,076,296)
Purchases of securities held to maturity	(4,400,884)	(1,144,048)
Proceeds from calls, maturities, sales, paydowns and maturities of securities available for sale	5,274,262	2,382,784
Proceeds from calls, maturities, paydowns and maturities of securities held for investment	1,915,000	6,622,239
(Increase) decrease in federal funds sold	(458,000)	1,638,000
Net increase in loans held for investment	(84,510,917)	(11,482,941)
Net (increase) decrease in loans held for sale participations	(3,580,300)	4,795,425
Purchase of bank premises and equipment	(1,496,773)	(197,438)
Capital calls of SBIC funds and other investments	(552,031)	(220,590)
Nonincome distributions from limited liability companies	97,403	30,725
Proceeds from sale of assets	17,013	—
Purchase of bank owned life insurance	(600,000)	(3,000,000)
Net cash used in acquisition	(600,000)	—
Increase in restricted investments	(1,475,618)	(400,870)

Net Cash Used in Investing Activities	(101,952,841)	(15,053,010)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand and savings deposits	67,988,491	(2,291,448)
Net change in time deposits	7,748,352	707,035)
Federal Home Loan Bank advances	185,300,000	26,000,000
Federal Home Loan Bank repayments	(148,157,000)	(22,500,000)
Common stock dividends paid	(1,500,578)	(880,443)
Issuance of restricted common stock, net of forfeitures	128,767	53,533
Noncontrolling interest	—	199,604
Repayment of contingent ESOP liability	(151,098)	(154,805)

Net Cash Provided by Financing Activities	111,356,934	1,133,476

Net increase in cash and cash equivalents	4,706,462	(3,779,260)
CASH AND CASH EQUIVALENTS
Cash and Cash Equivalents, Beginning of Year	10,319,189	14,098,449

Cash and Cash Equivalents, End of Year	$15,025,651	$10,319,189

The accompanying notes are an integral part of these statements

BLUE RIDGE BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2018 and 2017

	2018	2017
SUPPLEMENTAL INFORMATION
Interest paid	$4,984,907	$3,872,382
Income taxes paid	1,350,000	650,000

The accompanying notes are an integral part of these statements

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1.	Nature of Operations and Significant Accounting Policies:

Nature of Operations:

Blue Ridge Bankshares, Inc. (“Company”) through Blue Ridge Bank, N.A. (“Bank”) operates under a national charter and provides commercial banking services and mortgage lending services. The Bank is subject to regulation by the Office of the Comptroller of the Currency as a nationally chartered institution. The Bank provides commercial banking services to customers located primarily in the Piedmont, Southside, and Shenandoah Valley regions of the Commonwealth of Virginia and also operates under the name Carolina State Bank in Greensboro, North Carolina. Mortgage lending services are provided in these regions as well with additional mortgage offices located in Northern Virginia, Maryland, North Carolina, and Florida.

Consolidation Policy:

The consolidated financial statements include the accounts of Blue Ridge Bankshares, Inc. and its wholly-owned subsidiaries, Blue Ridge Bank, N.A. and PVB Properties, LLC, as well as MoneyWise Payroll Solutions, Inc, of which Blue Ridge Bank, N.A. has a controlling ownership interest. All significant intercompany balances and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements:

Management is required to make estimates and assumptions that affect the reported amounts in preparing the financial statements. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes is the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand and correspondent balances in other financial institutions. The Bank also has compensating balance agreements with its correspondent bank and The Federal Reserve Bank of Richmond. The total included in cash and due from banks related to these agreements at December 31, 2018 and 2017 was $775,000.

Investment Securities:

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. Securities not intended to be held to maturity are classified as available for sale and carried at fair value. Securities available for sale are intended to be used as part of the Company’s asset and liability management strategy and may be sold in response to changes in interest rates, prepayment risk or other similar factors.

(Continued)	F-9

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1.	Nature of Operations and Significant Accounting Policies (Continued):

Investment Securities (Continued):

Amortization of premiums and accretion of discounts on securities are reported as adjustments to interest income using the effective interest method. Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold using the specific identification method. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to shareholders’ equity, whereas realized gains and losses flow through the Company’s current earnings.

Loans Held for Sale:

Mortgage loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. The agreed upon sales price is considered fair value as all of these loans are under agreements to sell to investors at the time of origination. This amount is generally the loan’s principal amount. Changes in fair value are recognized in the Gain on Sale of Mortgages on the Consolidated Statements of Income.

Loans Held for Investment:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loans that are carried on the balance sheet net of any unearned discount and the allowance for loan losses. Interest income on loans is based generally on the daily amount of principal outstanding.

The accrual of interest on impaired loans is discontinued when, in the opinion of management, the interest income recognized will not be collected. Receipts on impaired loans are applied to principal until the loan is brought current and collection is reasonably assured. Loans are considered past due based on the contractual terms of the loan.

Allowance for Loan Losses:

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. The allowance is established through a provision for loan losses charged to earnings. Loans identified as losses and deemed uncollectible by management are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management.

(Continued)	F-10

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1.	Nature of Operations and Significant Accounting Policies (Continued):

Allowance for Loan Losses (Continued):

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established when the fair value of the loan is lower than its carrying value. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Historical losses are categorized into risk-similar loan pools and a loss ratio factor is applied to each group’s loan balances to determine the allocation. The loss ratio factor is based on average loss history for the current year and at least two prior years.

Qualitative and environmental factors include external risk factors that management believes affect the overall lending environment of the Company. Environmental factors that management of the Company routinely analyze include levels and trends in delinquencies and impaired loans, levels and trends in charge-offs and recoveries, trends in volume and terms of loans, effects of changes in risk selection and underwriting practices, experience, ability, depth of lending management and staff, national and local economic trends, conditions such as unemployment rates, housing statistics, banking industry conditions, and the effect of changes in credit concentrations. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

There have been no significant changes to the methods used to determine the allowance for loan losses during the years ended December 31, 2018 and 2017.

Loan Charge-off Policies:

Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset when the loan is 120 days past due unless the loan is well secured and in the process of collection. All other loans are generally charged down to the net realizable value when the loan is 90 days past due or when current information confirms all or part of a specific loan to be uncollectible.

Bank Owned Life Insurance:

The Bank owns and is the beneficiary of several single premium life insurance contracts insuring key employees of the Bank. The policies are stated at cash surrender value, with changes in value recorded in income for the year.

Small Business Investment Company (SBIC) Fund Income:

The Bank has an interest in several SBIC funds. The Bank’s obligations to these funds are satisfied in the form of capital calls that occur during the commitment period. Two-thirds of income distributions from these funds are shown as a reduction to the Bank’s principal investment. The remaining one-third is recognized as income until the investment principal has been recovered. All distributions in excess of initial investment are recognized as income.

(Continued)	F-11

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1.	Nature of Operations and Significant Accounting Policies (Continued):

Advertising Costs:

Advertising costs are expensed as incurred.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis. Maintenance and repairs are charged to operations as incurred. Gains and losses on dispositions are reflected in noninterest income or expense.

Other Real Estate Owned (Foreclosed Assets):

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Expenses associated with the maintenance and upkeep of Other Real Estate Owned are recorded as Other Real Estate Expense.

Assets acquired through loan foreclosure that are guaranteed by governmental agencies are carried as a receivable for the value which is guaranteed. The remainder of the asset is recorded at fair value at the date of foreclosure and valuations are periodically performed by management. The assets are carried at the lower of carrying amount or fair value less cost to sell.

Income Taxes:

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Financial Instruments:

The Bank has entered into commitments to extend credit in the ordinary course of business. Such financial instruments are recorded in the financial statements when funded.

Reclassified Amounts:

Certain amounts have been reclassified from prior year financial statements to ensure consistent presentation with current year amounts. These reclassifications are for presentation purposes and have no impact on overall financial information.

(Continued)	F-12

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1.	Nature of Operations and Significant Accounting Policies (Continued):

Subsequent Events:

Subsequent events have been evaluated through August 7, 2019, the date the financial statements were issued.

Earnings per Share:

Accounting guidance specifies the computation, presentation and disclosure requirements for earnings per share (“EPS”) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market. ESOP shares are considered outstanding for this calculation. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued. The Company had no dilutive common shares outstanding at December 31, 2018 and 2017.

	December 31,
	2018	2017
Net income	$4,572,709	$3,350,124
Net income (loss) attributable to noncontrolling interest	(13,440)	396

Net income available to common shareholders	$4,559,269	$3,350,520

Weighted average common shares	2,779,090	2,751,503
Effect of dilutive securities	—	—

Diluted average common shares	2,779,090	2,751,503

Earnings per common share	$1.64	$1.22

Diluted earnings per common share	$1.64	$1.22

(Continued)	F-13

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 2.	Investment Securities

The amortized cost and fair values of investment securities are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2018
Available for Sale (AFS)
State and municipal	$1,000,240	$3,170	$—	$1,003,410
U.S. Treasury and Agencies	3,374,917	—	208,358	3,166,559
Mortgage backed securities	28,975,918	22,306	628,172	28,370,052
Corporate bonds	5,477,239	77,279	47,943	5,506,575

	38,828,314	102,755	884,473	38,046,596

Held to Maturity (HTM)
State and municipal	15,565,086	78,649	140,309	15,503,426

	15,565,086	78,649	140,309	15,503,426

Total Investment Securities	$54,393,400	$181,404	$1,024,782	$53,550,022

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2017
Available for Sale (AFS)
State and municipal	$1,321,005	$23,658	$—	$1,344,663
U.S. Treasury and Agencies	3,374,900	—	174,169	3,200,731
Mortgage backed securities	22,910,329	20,751	504,001	22,427,079
Corporate bonds	4,825,614	119,406	20,000	4,925,020
Equity securities	556,091	149,611	24,901	680,801

	32,987,939	313,426	723,071	32,578,294

Held to Maturity (HTM)
State and municipal	13,206,415	224,180	15,607	13,414,988

	13,206,415	224,180	15,607	13,414,988

Total Investment Securities	$46,194,354	$537,606	$738,678	$45,993,282

Proceeds from sales, calls and maturities of AFS securities during 2018 and 2017 were $5,274,262 and $2,382,784, resulting in a gain of $5,242 and $192,161, respectively.

During 2018 and 2017, HTM securities with book values of $1,915,000 and $6,622,239, respectively, were either called or matured resulting in no gain or loss for either year.

Investment securities with an approximate fair value of $26,408,094 and $15,541,000, at December 31, 2018 and 2017, respectively, were pledged to secure public deposits and for other purposes required by law and as collateral for the Bank’s line of credit with the Federal Home Loan Bank of Atlanta.

(Continued)	F-14

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 2.	Investment Securities (Continued)

The amortized cost and fair value of investment securities at December 31, 2018, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Amounts maturing:
Within one year	$500,240	$502,130	$302,493	$302,412
After one year through five years	2,499,917	2,436,714	4,088,803	4,109,832
After five years through ten years	8,546,937	8,346,572	2,687,057	2,678,578
After ten years	27,281,220	26,761,180	8,486,733	8,412,604

	38,828,314	38,046,596	15,565,086	15,503,426

Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that securities have been in a continuous loss position is as follows:

December 31, 2018	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
State and Municipal	$6,278,495	$(105,118)	$2,402,406	$(35,191)	$8,680,901	$(140,309)
U.S. Treasury and Agency	—	—	3,166,559	(208,358)	3,166,559	(208,358)
Mortgage backed	10,030,885	(50,590)	17,172,584	(577,582)	27,203,469	(628,172)
Corporate bonds	2,114,453	(35,548)	487,605	(12,395)	2,602,058	(47,943)

Total	$18,423,833	$(191,256)	$23,229,154	$(833,526)	$41,652,987	$(1,024,782)

December 31, 2017	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
State and Municipal	$2,306,451	$(15,607)	$—	$—	$2,306,451	$(15,607)
U.S. Treasury and Agency	—	—	3,200,731	(174,169)	3,200,731	(174,169)
Mortgage backed	11,442,024	(237,469)	8,490,769	(266,532)	19,932,793	(504,001)
Corporate bonds	1,230,000	(20,000)	—	—	1,255,099	(44,901)
Equity securities	—	—	25,099	(24,901)	—	—

Total	$14,978,475	$(273,076)	$11,716,599	$(465,602)	$26,695,074	$(738,678)

(Continued)	F-15

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 2.	Investment Securities (Continued)

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company had securities which have depreciated 2.51% in value from the amortized cost at December 31, 2018. Included in this total are securities that have been in a continuous loss position for more than twelve months. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. No declines are deemed to be other-than-temporary as management has the ability and intent to hold debt securities until maturity, or for the foreseeable future if classified as AFS.

Note 3.	Loans Receivable and Related Allowance for Loan Losses

The following table summarizes the primary segments of the loan portfolio (in thousands):

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2018
Residential loans	$293	$132,219	$132,512
Commercial real estate loans
Non owner-occupied & multi-family	—	91,229	91,229
Owner-occupied & farmland	1,258	62,169	63,427
Construction loans
Residential construction	—	15,097	15,097
Commercial construction & raw land	—	14,614	14,614
Home equity loans	395	16,798	17,193
Consumer loans	—	31,991	31,991
Commercial/farm loans	—	40,625	40,625
Municipal/other loans	—	8,688	8,688
Unearned income on loans	—	(508)	(508)

Total	$1,946	$412,922	$414,868

(Continued)	F-16

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2017
Residential loans	$—	$106,243	$106,243
Commercial real estate loans
Non owner-occupied & multi-family	700	49,227	49,927
Owner-occupied & farmland	1,091	64,865	65,956
Construction loans
Residential construction	—	8,130	8,130
Commercial construction & raw land	—	11,967	11,967
Home equity loans	395	12,875	13,270
Consumer loans	—	25,491	25,491
Commercial/farm loans	1,041	37,484	38,525
Municipal/other loans	—	11,763	11,763
Unearned income on loans	—	(467)	(467)

Total	$3,227	$327,578	$330,805

The Bank’s loan portfolio is disaggregated to a level that is consistent with applicable call report codes to allow management to better monitor risk and performance. In general, the loan portfolio is segmented into the following categories: (i) the commercial loan portfolio; (ii) the commercial real estate loan portfolio; (iii) the municipal loan portfolio; (iv) the consumer loan portfolio; and, (v) the residential loan portfolio; however, each category may consist of multiple call report codes.

The commercial loan segment consists of loans made for the purpose of financing the activities of commercial customers. The commercial real estate (“CRE”) loan segment includes both non-owner occupied and owner occupied CRE loans, in addition to multifamily residential and commercial real estate construction loans. The municipal loan segment includes loans made to local governments and governmental authorities in the normal course of their operations. The consumer loans consist of motor vehicle loans, savings account loans, personal lines of credit, overdraft loans, other types of secured consumer loans, and unsecured personal loans. The residential loan segment is made up of fixed rate and adjustable rate single-family amortizing term loans, which are primarily first liens, and also includes the Bank’s home equity loan portfolio, which are generally second liens.

Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Commercial loans and commercial real estate loans are reviewed on a regular basis with a focus on larger loans along with loans which have experienced past payment or financial deficiencies. Loans in industries for which economic trends are negative and loans which are of heightened concern to management are included on the Bank’s “watch list”. Watch list loans, if significant, and larger commercial loans and commercial real estate loans which are 90 days or more past due are selected for impairment testing. These loans are analyzed to determine if they are “impaired”, which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement.

(Continued)	F-17

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Bank does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired or are classified as a troubled debt restructuring agreement.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method, which is required for loans that are collateral dependent. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a monthly basis. The Bank’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The Bank had $1,946,000 and $3,227,000 in loans individually evaluated for impairment as of December 31, 2018 and 2017, respectively.

Loans acquired in a transfer, including business combinations, where there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments, are accounted for as purchased impaired loans. Purchased impaired loans are initially recorded at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan. Accordingly, the historical allowance for credit losses related to these loans is not carried over.

(Continued)	F-18

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

Purchased loans from the 2016 River Bancorp, Inc. acquisition had remaining balances of $34,672,107 and 49,831,573 as of December 31, 2018 and 2017, respectively. Of these balances three loan relationships were considered specifically impaired purchased credit-impaired loans. One of these relationships was resolved during 2018 and the Company recovered $200,000 of the balance previously written-off. At December 31, 2018, the remaining specifically impaired PCI loans totaled $2,761,919 with a specific impairment of $390,000. The following table presents the segments of the River Bancorp, Inc. purchased loans as of December 31, 2018 (in thousands):

	River Bancorp, Inc. Purchased Loan Balances
	2018	2017
Real Estate
Construction loans and all land development and other land loans	$1,522	$1,712
Secured by farmland	319	512
Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	3,376	3,659
Secured by first liens	10,448	13,727
Secured by junior liens	505	875
Secured by multifamily (5 or more) residential properties	250	984
Loans secured by owner-occupied, nonfarm nonresidential properties	7,344	11,701
Loans secured by other nonfarm nonresidential properties	6,239	8,284
Commercial and Industrial	4,457	7,841
Other
Other revolving credit plans	89	252
Automobile loans	30	100
Other consumer loans	93	185

Total	$34,672	$49,832

(Continued)	F-19

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

Management uses a nine-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized, and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow Bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the orderly liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Loans in the Doubtful category have all the weaknesses found in Substandard loans, with the added provision that the weaknesses make collection of debt in full highly questionable and improbable. Any portion of a loan that has been charged off is placed in the Loss category.

The Bank has a structured loan rating process with both internal and external oversight to help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed. The Bank’s loan officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The loan processing department confirms the appropriate risk grade at origination and monitors all subsequent changes to risk ratings. The Bank’s Loan Committee reviews risk grades when approving a loan and approves all risk rating changes, except those made within the pass risk ratings. The Bank engages an external consultant to conduct loan reviews on an annual basis of all relationships greater than $2,400,000. The internal audit function of the Bank reviews a sample of new loans throughout the year. The Bank’s process requires the review and evaluation of an impaired loan to be updated at least quarterly. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass, Watch and the criticized categories of Special Mention, Substandard, and Doubtful within the internal watch risk rating system as of December 31, 2018 and 2017 (in thousands):

	Pass	Watch/ Special Mention	Substandard	Doubtful	Total
December 31, 2018
Commercial real estate loans
Non owner-occupied & multi-family	$90,884	$345	$—	$—	$91,229
Owner-occupied & farmland	58,924	1,323	3,180	—	63,427
Construction loans
Residential construction loans	15,097	—	—	—	15,097
Commercial construction & raw land loans	13,594	—	1,020	—	14,614
Commercial/farm loans	40,313	—	312	—	40,625
Municipal/other loans	8,688	—	—	—	8,688

	227,500	1,668	4,512	—	233,680
Less: Unearned revenue	(449)	—	—	—	(449)

Total	$227,051	$1,668	$4,512	$—	$233,231

(Continued)	F-20

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

	Pass	Watch/ Special Mention	Substandard	Doubtful	Total
December 31, 2017
Commercial real estate loans
Non owner-occupied & multi-family	$47,228	$2,004	$695	$—	$49,927
Owner-occupied & farmland	62,826	—	3,130	—	65,956
Construction loans
Residential construction loans	8,130	—	—	—	8,130
Commercial construction & raw land loans	10,612	—	1,355	—	11,967
Commercial/farm loans	37,045	—	1,480	—	38,525
Municipal/other loans	11,763	—	—	—	11,763

	177,604	2,004	6,660	—	186,268
Less: Unearned revenue	(261)	—	—	—	(261)

Total	$177,343	$2,004	$6,660	$—	$186,007

The following table presents (in thousands) the classes of the loan portfolio for which loan performance is the primary credit quality indicator as of December 31, 2018 and 2017:

	Residential Loans	Home Equity Loans	Consumer Loans	Total
December 31, 2018
Performing loans	$131,515	$16,749	$31,634	$179,898
Non-performing loans	997	444	357	1,798

	132,512	17,193	31,991	181,696
Less: Unearned revenue	(201)	42	100	(59)

Total	$132,311	$17,235	$32,091	$181,637

	Residential Loans	Home Equity Loans	Consumer Loans	Total
December 31, 2017
Performing loans	$105,675	$12,875	$25,295	$143,845
Non-performing loans	568	395	196	1,159

	106,243	13,270	25,491	145,004
Less: Unearned revenue	(297)	27	64	(206)

Total	$105,946	$13,297	$25,555	$144,798

(Continued)	F-21

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans. Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2018 and 2017 (in thousands):

December 31, 2018	Current	30-59 Days Past Due	60 - 89 Days Past Due	90 Days+ Past Due	Total Past Due	Non- Accrual	Total Loans
Residential loans	$129,728	$701	$7	$1,079	$1,787	$997	$132,512
Commercial real estate loans
Non owner-occupied/multi-family	91,075	—	154	—	154	—	91,229
Owner-occupied & farmland	59,619	341	287	739	1,367	2,441	63,427
Construction loans
Residential construction loans	14,866	—	—	231	231	—	15,097
Commercial construction & raw land loans	13,635	—	—	—	—	979	14,614
Home equity loans	16,690	59	—	—	59	444	17,193
Consumer loans	30,205	1,017	408	4	1,429	357	31,991
Commercial/farm loans	40,004	280	29	—	309	312	40,625
Municipal/other loans	8,688	—	—	—	—	—	8,688
Unearned income on loans	(508)	—	—	—	—	—	(508)

Total	$404,002	$2,398	$885	$2,053	$5,336	$5,530	$414,868

December 31, 2017	Current	30-59 Days Past Due	60 - 89 Days Past Due	90 Days+ Past Due	Total Past Due	Non- Accrual	Total Loans
Residential loans	$105,622	$23	$—	$30	$53	$568	$106,243
Commercial real estate loans
Non owner-occupied/multi-family	49,232	—	—	—	—	695	49,927
Owner-occupied & farmland	62,778	48	—	—	48	3,130	65,956
Construction loans
Residential construction loans	8,130	—	—	—	—	—	8,130
Commercial construction & raw land loans	10,931	—	—	—	—	1,036	11,967
Home equity loans	12,875	—	—	—	—	395	13,270
Consumer loans	24,281	786	228	—	1,014	196	25,491
Commercial/farm loans	36,699	235	55	43	333	1,493	38,525
Municipal/other loans	11,763	—	—	—	—	—	11,763
Unearned income on loans	(467)	—	—	—	—	—	(467)

Total	$321,844	$1,092	$283	$73	$1,448	$7,513	$330,805

(Continued)	F-22

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

The classes described above provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity by loan class. A historical charge-off factor is calculated and applied to each class. Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. Other qualitative factors are also considered.

“Pass” rated credits are segregated from “Criticized” credits for the application of qualitative factors. Management has identified a number of qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The qualitative factors are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources. The Bank’s qualitative factors consist of: changes in lending policies and procedures, changes in international, national, regional, and local conditions, changes in the nature and volume of the portfolio and terms of loans, changes in the experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the organization’s loan review system, changes in the value of underlying collateral for dependent loans, the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and the effect of other external factors.

Management reviews the loan portfolio on a monthly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL.

(Continued)	F-23

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

The following tables summarize the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2018 and 2017. Activity in the allowance is presented for the each of the twelve months ended December 31, 2018 and 2017 (in thousands):

	Commercial	Commercial Real Estate	Consumer	Residential	Municipal	Total
ALLL Balance at December 31, 2017	$537	$826	$936	$445	$58	$2,802
Charge-offs	(6)	—	(544)	(13)	—	(563)
Recoveries	12	—	104	—	—	116
Provision	96	377	704	58	(10)	1,225

ALLL Balance at December 31, 2018	$639	$1,203	$1,200	$490	$48	$3,580

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Collectively evaluated for impairment	$639	$1,203	$1,200	$490	$48	$3,580

	Commercial	Commercial Real Estate	Consumer	Residential	Municipal	Total
ALLL Balance at December 31, 2016	$294	$658	$631	$365	$65	$2013
Charge-offs	—	(71)	(365)	—	—	(436)
Recoveries	34	—	95	1	—	130
Provision	209	239	575	79	(7)	1,095

ALLL Balance at December 31, 2017	$537	$826	$936	$445	$58	$2,802

Individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Collectively evaluated for impairment	$537	$826	$936	$445	$58	$2,802

(Continued)	F-24

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 3.	Loans Receivable and Related Allowance for Loan Losses (Continued)

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALLL that is representative of the risk found in the components of the portfolio at any given date.

Loans with a carrying amount of $105 million were pledged to secure short-term and long-term borrowings with the Federal Home Loan Bank at December 31, 2018.

Loans held for sale includes the Bank’s commitment to purchase up to $20,000,000 in residential mortgage loan fundings originated by another financial institution. The Bank reviews loan documentation for each specific mortgage prior to funding to ensure it conforms to the terms of the agreement. The mortgages funded through this program must have already obtained a purchase commitment (takeout) from another financial institution as part of the conditions of the Bank’s funding. The Bank also has an in-house residential mortgage loan division that originates loans held for sale. The balance of loans held for sale was $29,233,325 and $17,219,636 at December 31, 2018 and 2017, respectively.

Nonaccrual loans were approximately $5,530,000 and $7,513,000 at December 31, 2018 and 2017, respectively. The Bank is not committed to lend additional funds to borrowers whose loans are considered impaired or whose loans have been modified.

Note 4.	Bank Premises and Equipment

Bank premises and equipment are summarized as follows:

	2018	2017
Buildings and land	$3,109,573	$2,494,030
Furniture, fixtures and equipment	2,976,895	2,450,202
Software	376,508	321,463

Total Cost	6,462,976	5,265,695
Less: Accumulated depreciation	(3,119,946)	(2,988,426)

Total, net of depreciation	$3,343,030	$2,277,269

Depreciation expense for 2018 and 2017 was $414,794 and $374,277, respectively.

(Continued)	F-25

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 5.	Time Deposits

The aggregate amounts of certificates of deposit, with a minimum denomination of $250,000 were $39,148,000 and $37,060,000 at December 31, 2018 and 2017, respectively.

Time deposits include brokered deposits purchased through the Certificate of Deposit Account Registry Service (CDARS). The balance of these time deposits was $1,204,844 and $1,221,229 at December 31, 2018 and 2017, respectively. As long as the Bank maintains its current rating through CDARS rating service, it may purchase deposits up to 15% of its assets as of the most recent quarter end. At December 31, 2018, the Bank could have purchased up to approximately $81,000,000 in deposits through CDARS. The decision to utilize this funding depends on the Bank’s liquidity needs and the pricing of CDARS deposits compared to other potential funding sources.

At December 31, 2018, the scheduled maturities of time deposits are as follows:

Maturities
2019	$71,658,999
2020	39,180,287
2021	27,919,644
2022	9,078,767
2023	18,673,176
2024 and beyond	3,251,096

Total	$169,761,969

Note 6.	Borrowings

The Bank has a line of credit from the Federal Home Loan Bank of Atlanta (FHLB) secured by the Bank’s real estate loan portfolio and certain pledged securities. The FHLB will lend up to 25% of the Bank’s total assets at the prior quarter end, subject to certain eligibility requirements, including adequate collateral. The Bank had borrowings from FHLB that totaled $73,100,000 at December 31, 2018. The interest rate on the borrowings range from 1.34% to 3.95% depending on structure and maturity. The borrowings also required the Bank to own $3,487,900 of FHLB stock. This amount is included with restricted investments on the consolidated balance sheets.

The principal on FHLB borrowings matures as follows:

Maturities
2019	$73,100,000

The Bank had fixed rate advances from FHLB totaling $35,893,528 at December 31, 2017.

(Continued)	F-26

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 6.	Borrowings (Continued)

The Company issued stock as part of a private placement capital raise in December 2014. The Bank’s Employee Stock Ownership Plan (“ESOP”) purchased stock as part of this raise and borrowed $600,000 from Community Bankers’ Bank to fund the purchase. The loan carried an interest rate of 4.50% and was to be repaid in seven annual installments of principal and interest. The Company guaranteed the loan, which was paid off as of December 31, 2018 and carried a balance of $151,098 at December 31, 2017. The 2017 balance is included in other borrowed funds on the consolidated balance sheet. Repayment of the loan came from the Bank’s annual discretionary contribution to the ESOP, as well as the Bank’s matching component to employee’s elective deferrals into the 401(k) plan, the proceeds of which were contributed to the ESOP. The shares purchased with the proceeds of this loan were being used as collateral and were therefore restricted. A prorated portion of the restricted shares were released each year as the loan was repaid. As of December 31, 2018, there are no longer any restricted shares related to this loan. The Company also pledged securities from its AFS portfolio, which were included in restricted investments on the consolidated balance sheet in prior years.

The Bank has established lines of credit for federal funds purchases of $19,000,000 with its correspondent banks. The balance was zero at December 31, 2018 and December 31, 2017.

Note 7.	Subordinated Debt

The Company entered into a Subordinated Note Purchase Agreement (the “Purchase Agreement”) with 14 institutional accredited investors under which the Company issued an aggregate of $10,000,000 of subordinated notes (the “Notes”) to the institutional accredited investors on November 20, 2015. The Notes have a maturity date of December 1, 2025. The Notes bear interest, payable on the 1st of June and December of each year, commencing June 1, 2016, at a fixed rate of 6.75% per year for the first five years, and thereafter will bear a floating interest rate of LIBOR plus 512.8 basis points. The Notes are not convertible into common stock or preferred stock and are not callable by the holders. The Company has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after December 1, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

The Company incurred issuance costs totaling $338,813 as part of the transaction. These costs are being amortized over the life of the Notes. The following table summarizes the balance of the Notes and related issuance costs at December 31, 2018 and 2017:

	2018	2017
Subordinated debt	$10,000,000	$10,000,000
Unamortized issuance costs	(233,446)	(267,329)

Subordinated debt, net	$9,766,554	$9,732,671

(Continued)	F-27

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 8.	Common Stock

The Company has 10,000,000 shares of no par value authorized common stock of which 2,792,885 shares were issued and outstanding at December 31, 2018. The Company had 5,000,000 shares of no par value authorized common stock of which 2,765,636 shares were issued and outstanding at December 31, 2017.

Note 9.	Other Real Estate Owned (Foreclosed Assets)

The Bank had the following amounts in Other Real Estate Owned at December 31, 2018 and 2017:

	Estimated Realizable Value
Real Estate Held	2018	2017
1-4 Family	$134,230	$207,425

The estimated realizable value is the net amount Bank management expects to realize from the sale of the foreclosed upon real estate. The net realizable amount takes into account realtor commissions and other anticipated costs associated with the disposition of real estate. Adjustments to reduce the loan balance to net realizable value at the time the properties were acquired were made to the Allowance for Loan Losses. Bank Management continues to monitor the properties for changes in value. Any decline in value would be charged to operations.

Expenses associated with the maintenance and upkeep of Other Real Estate Owned are recorded as Other Real Estate Expense. The balance of Other Real Estate Owned is included with other assets on the Company’s consolidated balance sheets.

Foreclosed assets guaranteed by governmental agencies and not included in the above total, amounted to $43,849 and $274,073 at December 31, 2018 and 2017, respectively. These balances are included with other assets on the Company’s consolidated balance sheets.

Note 10.	Goodwill

The balance in goodwill is the result of a branch acquisition in Charlottesville in 2011, the acquisition of River Bancorp, Inc. in 2016, and the acquisition of a mortgage line of business in 2018. The purpose of these acquisitions was to expand the geographic service area by targeting attractive markets with potential to provide continued balance sheet growth and new opportunities for the Company. Bank management will evaluate at least annually the recorded value of the goodwill. In accordance with GAAP the Company is not amortizing goodwill. In the event the asset suffers a decline in value based on criteria established in governing accounting standards, an impairment will be recorded.

Goodwill	2018	2017
Charlottesville Branch Acquisition	$366,300	$366,300
River Bancorp, Inc. Acquisition	1,727,864	1,727,864
Mortgage Business Acquisition	600,000	—

	$2,694,164	$2,094,164

(Continued)	F-28

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 11.	Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 -	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following sections provide a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company’s securities are considered to be Level 2 securities.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2018 and 2017 are as follows:

	Fair Value Measurements at Reporting Date Using
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2018
Available for-sale securities	$38,046,596	$—	$38,046,596	$—

December 31, 2017
Available for-sale securities	$32,578,294	$—	$32,578,294	$—

(Continued)	F-29

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 11.	Fair Value Measurements (Continued)

Gains and losses (realized and unrealized) included in earnings for the year are reported in noninterest income as follows:

December 31, 2018:
Total gains included in earnings for the year	$5,242

Change in unrealized gains or losses relating to assets still held at year end	$(275,325)

December 31, 2017:
Total gains included in earnings for the year	$192,161

Change in unrealized gains or losses relating to assets still held at year end	$(16,524)

Fair values of assets measured on a non-recurring basis at December 31, 2018 and 2017 are as follows:

	Fair Value Measurements at Reporting Date Using
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2018
Other real estate owned	$134,230	$—	$—	$134,230

Total	$134,230	$—	$—	$134,230

December 31, 2017
Other real estate owned	$207,425	$—	$—	$207,425

Total	$207,425	$—	$—	$207,425

For level 3 assets and liabilities measured at fair value on a recurring basis or non-recurring basis as of December 31, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value At December 31, 2018	Valuation Technique	Significant Unobservable Inputs	Range
Other real estate owned	$134,230	Discounted appraised value	Discounted for selling costs and age of appraisals	15%-35%

	Fair Value At December 31, 2017	Valuation Technique	Significant Unobservable Inputs	Range
Other real estate owned	$207,425	Discounted appraised value	Discounted for selling costs and age of appraisals	15%-35%

(Continued)	F-30

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 11.	Fair Value Measurements (Continued)

The estimated fair values, and related carrying amounts (in thousands), of the Company’s financial instruments are as follows:

	Fair Value Measurements at December 31, 2018
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Financial Assets
Cash and short-term investments	$15,025,651	$15,025,651	$—	$—	$15,025,651
Federal funds sold	546,000	546,000	—	—	546,000
Investment securities	58,750,128	—	58,688,468	—	58,688,468
Loans held for sale	29,233,325	—	29,233,325	—	29,233,325
Net loans held for investment	411,288,250	—	—	404,888,675	404,888,675
Accrued interest receivable	1,769,450	—	1,769,450	—	1,769,450
Bank-owned life insurance	8,454,893	—	8,454,893	—	8,454,893

Financial Liabilities
Deposits	415,026,585	—	323,280,000	81,070,864	404,350,864
Other borrowed funds	73,100,000	—	73,113,000	—	73,113,000
Subordinated debt, net	9,766,554	—	—	9,766,554	9,766,554
Accrued interest payable	395,892	—	395,892	—	395,892

	Fair Value Measurements at December 31, 2017
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Financial Assets
Cash and short-term investments	$10,319,189	$10,319,189	$—	$—	$10,319,189
Federal funds sold	88,000	88,000	—	—	88,000
Investment securities	48,994,839	—	49,203,412	—	49,203,412
Loans held for sale	17,219,636	—	17,219,636	—	17,219,636
Net loans held for investment	328,002,333	—	—	331,854,364	331,854,364
Accrued interest receivable	1,519,577	—	1,519,577	—	1,519,577
Bank-owned life insurance	7,654,471	—	7,654,471	—	7,654,471

Financial Liabilities
Deposits	339,289,742	—	266,694,000	68,665,051	335,359,051
Other borrowed funds	36,044,626	—	36,162,098	—	36,162,098
Subordinated debt, net	9,732,671	—	—	9,732,671	9,732,671
Accrued interest payable	285,753	—	285,753	—	285,753

(Continued)	F-31

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 12.	Income Taxes

A reconciliation between the amount of total income taxes and the amount computed by multiplying income by the applicable federal income tax rates is as follows:

	2018	2017
Income taxes computed at the applicable federal income tax rate	$1,201,765	$2,099,816
Tax exempt municipal income	(89,380)	(137,526)
Income from life insurance	(42,089)	(46,975)
Nondeductible core deposit intangible amortization	64,649	132,187
Other, net	12,200	9,603

Income Tax Expense	$1,147,145	$2,057,105

The current and deferred components of income tax expense are as follows:

	2018	2017
Current tax expense	$1,155,908	$1,732,501
Deferred tax (benefit) expense	(8,763)	324,604

Income Tax Expense	$1,147,145	$2,057,105

Deferred tax assets have been provided for temporary differences related to the allowance for loan losses, recognition of loan fee income, and deferred compensation agreements. Deferred tax liabilities have been provided for temporary differences related to depreciation and unrealized securities gains.

The net deferred tax asset was made up of the following:

	2018	2017
Deferred tax assets	$938,743	$752,751
Deferred tax liabilities	(433,517)	(314,838)

Net Deferred Tax Asset	$505,226	$437,913

This amount has been included as part of other assets on the balance sheet.

The federal and Virginia income tax returns of the Company for 2015 to 2018 are subject to examination by the Internal Revenue Service and the Virginia Department of Taxation.

On December 22, 2017, President Trump signed into law new U.S. tax reform legislation (the “Act”). The Act makes significant changes to U.S. corporate income tax laws including a decrease in the corporate income tax rate to 21% effective for tax years beginning after December 31, 2017. As a result of the change in tax rate, a deferred tax expense of $217,835 was recorded in 2017.

F-32

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 13.	Employee Benefits

The Bank has a 401(k) Profit Sharing Plan that covers eligible employees. Employees may make voluntary contributions subject to certain limits based on federal tax laws. The Bank matches 100 percent of an employee’s contribution up to five percent of his or her salary following one year of continuous service and the benefits vest immediately. The Bank’s Board of Directors may make additional contributions at its discretion. Employees become eligible to participate in the discretionary contributions after one year of continuous service and the benefits vest over a five-year period. For the years ended December 31, 2018 and 2017, total expenses attributable to this plan were $364,653 and $308,878, respectively.

In 2013, the Company established an Employee Stock Ownership Plan (ESOP) that covers eligible employees. Benefits in the Plan vest over a five-year period. Contributions to the plan are made at the discretion of the Board of Directors and may include both the matching component to employees’ elective deferrals into the 401(k) plan and discretionary profit contributions. In December 2014, the ESOP borrowed $600,000 and used the proceeds to purchase 64,286 common shares from the Company. Shares purchased with the borrowed funds were allocated and released to participants over the repayment period of the loan using a formula that considered current contributions to service the debt compared to total expected future contributions. The loan was repaid and all shares released as of December 31, 2018. All shares issued to and held by the Plan are considered outstanding in the computation of earnings per share. The Plan or the Company is required to purchase shares from separated employees at a price determined by a third-party appraisal.

The Company recognized discretionary expenses of $165,000 and $120,000 for contributions to the Plan in 2018 and 2017, respectively. Compensation expense with regards to allocated shares is determined based on the fair value of the stock at the date of allocation and totaled $196,000 for 2018 and $211,000 for 2017, respectively. Dividends on shares released are recorded as dividends paid on common stock in the statement of Stockholders’ Equity and totaled approximately $23,000 in 2018. The Plan held 79,800 total shares of Company stock at December 31, 2018 and 2017.

Note 14.	Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, to meet credit needs of customers, the Bank has made commitments to extend credit of $58,664,000 and $45,499,000 as of December 31, 2018 and 2017, respectively. These commitments represent a credit risk which is not recognized in the consolidated balance sheet. The Bank uses the same credit policies in making commitments as it does for the loans reflected in the balance sheet. Commitments to extend credit are generally made for a period of one year and interest rates are determined when funds are disbursed. Collateral and other security for the loans are determined on a case-by-case basis. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

F-33

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 15.	Commitments and Contingencies

In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments include a total of $1,319,627 for its interest in five Small Business Investment Company (SBIC) funds. The Bank funded $1,326,873 of its total $2,646,500 investment prior to December 31, 2018, and anticipates capital calls for the remaining amount to occur during the next one to three years. Management does not anticipate any loss resulting from these commitments.

The Bank sells mortgage loans to unrelated investors. In the event the Bank is not able to deliver certain loan closing documents within the specified time period, the Company may be required to repurchase some of these loans.

Note 16.	Lease Commitments

Various facilities are leased under noncancellable operating leases with initial remaining terms in excess of one year and an option for renewal. In addition to minimum rentals, certain leases have escalation clauses and include provisions for additional payments to cover taxes, insurance, and maintenance. Rental expense for 2018 and 2017 was $816,590 and $777,228, respectively.

At December 31, 2018, the aggregate future minimum rental commitments (base rents) under noncancellable operating leases are as follows:

Annual
Payments
For the year ending December 31,
2019	$1,183,502
2020	1,123,313
2021	971,496
2022	754,243
2023	667,933
Thereafter	1,752,047

Total	$6,452,534

The Company adopted ASU No. 2016-02, Leases (Topic 842) during the first quarter of 2019 and recorded right of use assets of approximately $7 million.

Note 17.	Concentration of Credit Risk

The majority of the Bank’s loans are made to customers in the Bank’s trade area and a substantial portion of the loans are secured by real estate. Accordingly, the ultimate collectability of the Bank’s loan portfolio is susceptible to changes in local economic conditions including the agribusiness sector and the real estate market. A summary of loans by type is shown in Note 3. Collateral required by the Bank is determined on an individual basis depending on the nature of the loan and the financial condition of the borrower. In addition, investment in state and municipal securities include governmental entities within the Bank’s market area.

F-34

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 18.	Transactions With Related Parties

During the year, officers, directors, and principal shareholders and their related interests were customers of and had transactions with the Bank during the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk. Loan transactions to such related parties are shown in the following schedule:

	2018	2017
Total loans, beginning of year	$11,811,000	$7,785,000
Advances	4,180,000	6,293,000
Curtailments	(6,383,000)	(2,267,000)

Total loans, end of year	$9,608,000	$11,811,000

The Bank held related party deposits of approximately $5,500,000 and $5,664,000 at December 31, 2018 and 2017, respectively.

Note 19.	Stock-Based Compensation

The Company has granted restricted stock awards to employees under the Blue Ridge Bank Equity Incentive Plan. The restricted stock awards are considered fixed awards as the number of shares and fair value is known at the date of grant and the fair value at the grant date is amortized over the vesting period. Non-cash compensation expense recognized in the Consolidated Statements of Income related to restricted stock awards, net of estimated forfeitures, was $128,767 and $53,533 for the years ended December 31, 2018 and 2017, respectively. The fair value of restricted stock awards at December 31, 2018 and 2017 was $933,000 and $418,000, respectively.

Note 20.	Derivative Instruments and Hedging Activities

The Bank participates in a “mandatory” delivery program for its government guaranteed and conventional mortgage loans. Under the mandatory delivery system, loans with interest rate locks are paired with the sale of a TBA mortgage-backed security bearing similar attributes. Under the mandatory delivery program, the Bank commits to deliver loans to an investor at an agreed upon price prior to the close of such loans. This differs from a “best efforts” delivery, which sets the sale price with the investor on a loan-by-loan basis when each loan is locked.

Note 21.	Regulatory Matters

The principal source of funds of Blue Ridge Bankshares, Inc. is dividends paid by its subsidiary bank. The various regulatory authorities impose restrictions on dividends paid by a national bank. A national bank cannot pay dividends (without the consent of the Comptroller of the Currency) in excess of the total net profits (net income less dividends paid) of the current year to date and the combined retained net profits of the previous two years. As of January 1, 2019, the Bank could pay dividends to Blue Ridge Bankshares, Inc. of approximately $7,358,932 without the permission of regulatory authorities. The ability to pay such a dividend would additionally be affected by the subsidiary bank’s capital availability.

F-35

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 21	Regulatory Matters (Continued)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2018, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank is considered well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

					To Be Well Capitalized
			For Capital		Under the Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount		Amount		Amount
	$000s	Ratio	$000s	Ratio	$000s	Ratio
As of December 31, 2018
Total risk based capital (To risk rated assets)
Blue Ridge Bankshares	$43,500	10.78%	$32,285	8.0%	N/A	N/A
Blue Ridge Bank, N.A.	$48,811	12.11%	$32,235	8.0%	$40,294	10.0%
Tier I capital (To risk rated assets)
Blue Ridge Bankshares	$39,920	9.89%	$24,214	6.0%	N/A	N/A
Blue Ridge Bank, N.A.	$45,231	11.23%	$24,176	6.0%	$32,235	8.0%
Common equity tier 1 capital (To risk rated assets)
Blue Ridge Bankshares	$39,920	9.89%	$18,160	4.5%	N/A	N/A
Blue Ridge Bank, N.A.	$45,231	11.23%	$18,132	4.5%	$26,191	6.5%
Tier I capital (To average assets)
Blue Ridge Bankshares	$39,920	8.28%	$19,274	4.0%	N/A	N/A
Blue Ridge Bank, N.A.	$45,231	8.89%	$20,342	4.0%	$25,428	5.0%

F-36

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 21	Regulatory Matters (Continued)

					To Be Well Capitalized
			For Capital		Under the Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount		Amount		Amount
	$000s	Ratio	$000s	Ratio	$000s	Ratio
As of December 31, 2017
Total risk based capital (To risk rated assets)
Blue Ridge Bankshares	$39,328	12.70%	$24,767	8.0%	N/A	N/A
Blue Ridge Bank, N.A.	$45,127	14.61%	$24,714	8.0%	$30,893	10.0%
Tier I capital (To risk rated assets)
Blue Ridge Bankshares	$36,526	11.80%	$18,575	6.0%	N/A	N/A
Blue Ridge Bank, N.A.	$42,325	13.70%	$18,536	6.0%	$24,714	8.0%
Common equity tier 1 capital (To risk rated assets)
Blue Ridge Bankshares	$36,526	11.80%	$13,932	4.5%	N/A	N/A
Blue Ridge Bank, N.A.	$42,325	13.70%	$13,902	4.5%	$20,080	6.5%
Tier I capital (To average assets)
Blue Ridge Bankshares	$36,526	8.67%	$16,845	4.0%	N/A	N/A
Blue Ridge Bank, N.A.	$42,325	10.33%	$16,392	4.0%	$20,491	5.0%

On July 7, 2013 the Federal Reserve Board approved the Basel III Final Rule which began implementation January 1, 2015. The desired overall objective of Basel III is to improve the banking sector’s ability to absorb shocks arising from financial and economic stress. The Final Rule changed minimum capital ratios and raised the Tier 1 Risk Weighted Assets to 6% from 4%. In addition, the new rules require a bank to maintain a capital conservation buffer that started at 0.625% beginning in 2016 and reaches 2.50% by 2019. The phase in of this buffer began in 2015 with complete compliance required by 2019. Generally, the Basel III Final Rule requires banks to maintain higher levels of common equity and regulatory capital.

Note 22.	Revenue From Contracts With Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

Interest income, loan fees, realized securities gains and losses, bank owned life insurance income, SBIC income, and mortgage banking revenue are not in the scope of ASC Topic 606. All of our revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income in the consolidated statements of income. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

F-37

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 22.	Revenue From Contracts With Customers (Continued)

A description of our significant sources of revenue accounted for under ASC 606 is as follows:

Service fees on deposit accounts are fees charged to deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which are earned based on specific transactions or customer activity within a customer’s deposit account, are recognized at the time the related transaction or activity occurs, as it is at this point when the customer’s request has been fulfilled. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the performance obligation was satisfied. Overdraft fees are recognized when the overdraft occurs. Service fees on deposit accounts are paid through a direct charge to the customer’s account.

Bank card revenue is comprised of interchange revenue and ATM fees. Interchange revenue is earned when bank debit and credit cardholders conduct transactions through VISA, MasterCard, and other payment networks. Interchange fees represent a percentage of the underlying cardholder’s transaction value and are generally recognized daily, concurrent with the transaction processing services provided to the cardholder. ATM fees are earned when a non-Bank cardholder uses a Bank ATM. ATM fees are recognized daily, as the related ATM transactions are settled.

Payroll processing income is comprised of fees charged to customers for payroll services through MoneyWise Payroll Solutions, Inc., of which Blue Ridge Bank, N.A. owns a controlling interest.

The following table illustrates our total non-interest income segregated by revenues within the scope of ASC Topic 606 and those which are within the scope of other ASC Topics:

	2018	2017
Service fees on deposit accounts	$635,207	$654,893
Bank card revenue	513,884	446,009
Payroll processing income	1,009,649	235,100

Revenue from contracts with customers	2,158,740	1,336,002
Non-interest income within scope of other ASC topics	7,963,931	6,462,523

Total noninterest income	$10,122,671	$7,798,525

F-38

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note: 23:	Business Segments:

The Company utilizes its subsidiaries and divisions to provide multiple business segments including retail banking, mortgage banking, and payroll processing services. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Mortgage Banking operating revenues consist principally of gains on sales of loans in the secondary market, loan origination fee income and interest earned on mortgage loans held for sale. Revenues from payroll services consist of fees charged to customers for payroll services.

	December 31, 2018
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$21,908	$521	$—	$7	$—	$22,436
Service charges on deposit accounts	635	—	—	—	—	635
Mortgage banking income, net	—	7,265	—	—	—	7,265
Payroll processing revenue	—	—	1,015	—	—	1,015
Other operating income	1,233	—	—	4	(28)	1,209

Total income	23,776	7,786	1,015	11	(28)	32,560

Expenses:
Interest expense	4,442	—	—	710	—	5,152
Provision for loan losses	1,225	—	—	—	—	1,225
Salary and benefits	6,153	5,284	406	—	—	11,843
Other operating expenses	5,866	1,983	528	271	(28)	8,620

Total expense	17,686	7,267	934	981	(28)	26,840

Income (loss) before income taxes	6,090	519	81	(970)	—	5,720

Income tax expense	1,222	115	14	(204)	—	1,147

Net income (loss)	4,868	404	67	(766)	—	4,573

Net (income) loss attributable to noncontrolling interest	—	—	(13)	—	—	(13)

Net income (loss) attributable to Blue Ridge Bankshares	$4,868	$404	$54	$(766)	$—	$4,560

Total Assets	$519,468	$19,272	$144	$49,230	$(48,524)	$539,590

Goodwill	$2,094	$600	$—	—	—	$2,694

F-39

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note: 23:	Business Segments (Continued):

	December 31, 2017
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$18,207	$259	$15	$—	$18,481
Service charges on deposit accounts	655	—	—	—	655
Mortgage banking income, net	—	5,665	—	—	5,665
Other operating income	1,321	—	182	(24)	2,027

Total income	20,183	5,924	197	(24)	26,280

Expenses:
Interest expense	3,211	—	720	—	3,931
Provision for loan losses	1,095	—	—	—	1,095
Salary and benefits	5,323	3,367	—	—	8,690
Other operating expenses	5,732	1,320	129	(24)	7,157

Total expense	15,361	4,687	849	(24)	20,873

Income (loss) before income taxes	4,822	1,237	(652)	—	5,407

Income tax expense	1,772	437	(152)	—	2,057

Net income (loss)	$3,050	$800	$(500)	$—	$3,350

Total Assets	$414,035	$9,041	$46,444	$(45,398)	$424,122

Goodwill	$2,094	$—	—	—	$2,094

F-40

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 24:	Parent Company Only Financial Statements:

Balance Sheets
December 31, 2018 and 2017

(In thousands)	2018	2017
Assets:
Cash and cash equivalents	$27	$56
Investment in subsidiaries	48,497	45,342
Other investments	578	1,007
Deferred taxes	46	39
Other assets	82	—

Total Assets	49,230	46,444
Liabilities:
Accrued interest payable	56	56
Employee Stock Ownership Plan loan	—	151
Subordinated debt, net of issuance costs	9,767	9,733
Other liabilities	—	262

Total Liabilities	9,823	10,202
Stockholders’ Equity
Common stock, no par value; authorized $10,000,000 (2018) and 5,000,0000 (2017); outstanding 2,792,885 and 2,765,636, respectively	16,452	16,324
Contributed equity	251	195
Retained earnings	23,321	20,190
Accumulated other comprehensive income	(617)	(324)

	39,407	36,385
Unearned ESOP shares	—	(143)

Total Stockholders’ Equity	39,407	36,242

Total Liabilities and Stockholders’ Equity	$49,230	$46,444

Statements of Income
For the years ended December 31, 2018 and 2017

(In thousands)	2018	2017
Income:
Dividends from subsidiary	$1,990	$430
Interest and dividend income	7	15
Gains on sale of securities	4	182

Total Income	2,001	627

Expenses:
Interest expenses	710	720
Other expenses	271	128

Total Expenses	981	848
Income tax benefit	(204)	(152)

Income before undistributed subsidiary net income	1,224	(69)
Undistributed subsidiary net income	3,349	3,419

Net Income Blue Ridge Bankshares, Inc.	$4,573	$3,350

F-41

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 24:	Parent Company Only Financial Statements (Continued):

Statements of Cash Flows
December 31, 2018 and 2017

(In thousands)	2018	2017
Cash Flows from Operating Activities:
Net income	$4,573	$3,350
Deferred income tax expense	7	42
Undistributed subsidiary income	(3,349)	(3,419)
Amortization of subordinated debt issuance costs	34	34
Realized gains on securities sales	(4)	(182)
Release of unearned ESOP shares	199	219
Change in other assets and liabilities	(53)	573

Net cash provided by operating activities	1,407	617
Cash Flows from Investing Activities:
Purchases of securities available-for-sale	(25)	(73)
Proceeds from sales of securities available-for-sale	113	419

Net cash provided by investing activities	88	346
Cash Flows from Financing Activities:
Common stock issuance	128	53
Dividends paid in cash	(1,501)	(880)
Repayment of contingent ESOP liability	(151)	(155)

Net cash used in financing activities	(1,524)	(982)

Net increase in cash and cash equivalents	(29)	(19)
Cash and cash equivalents, beginning of year	56	75

Cash and cash equivalents, end of year	$27	$56

Note 25.	Subsequent Events

On February 1, 2019, the Company purchased a 35% ownership interest in an insurance agency for an aggregate purchase price of $1,018,500. The purchase price was allocated to goodwill in the amount of $612,500 and an amortizing intangible asset of $406,000, which will be amortized over a period of 12 years.

On February 27, 2019, the Company announced the sale of 1,304,848 shares of common stock for an aggregate price of approximately $19.9 million in a private placement to accredited investors. The sale of an additional 231,883 shares of common stock occurred on March 18, 2019 pursuant to a previously existing non-dilution right. The total net proceeds for the Company was approximately $22.2 million. The Company intends to use the net proceeds of the offering for general corporate purposes, including organic growth.

On March 20, 2019, the Company’s Board of Directors approved the implementation of a leverage strategy in the amount of $100 million for the purpose of increasing earnings generated from the investment portfolio by leveraging the Company’s excess capital. This strategy was completed in June 2019 and primarily consisted of the purchase of agency and conventional bonds funded by FHLB borrowings.

F-42

BLUE RIDGE BANKSHARES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 25.	Subsequent Events (Continued)

On May 14, 2019, the Company and Virginia Community Bankshares, Inc. (“VCB”), the parent holding company of Virginia Community Bank, jointly announced the signing of a definitive merger agreement pursuant to which the Company will acquire VCB. Under the terms of the merger agreement, VCB shareholders will have the right to receive either $58.00 in cash or 3.05 shares of the Company’s common stock for each share of VCB common stock they hold. Shareholder elections are subject to adjustment so that the overall mix of consideration to be paid to VCB shareholders consists of approximately 60% of the Company’s common stock and 40% cash. The transaction, which is expected to close in the fourth quarter of 2019, has been unanimously approved by the Boards of Directors of both companies and is subject to customary closing conditions, including regulatory approvals, and approval from the shareholders of both companies.

Note 26.	Recent Accounting Pronouncements and Changes

In February 2016, ASU No. 2016-02, Leases (Topic 842) was issued by the FASB. In the amendments in this ASU, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. The Company adopted this standard at the beginning of 2019.

In June 2016, ASU No. 2016-13 Financial Instruments – Credit Losses (Topic 326) was issued by the FASB. The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU is effective for the Company in fiscal years beginning after December 15, 2020. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows. On July 17, 2019, the FASB proposed delaying this accounting standard and is expected to issue a document in August 2019 explaining the new proposed effective dates. The new effective date for the Company is expected to be January 1, 2023.

Other accounting standards have been issued by the FASB that are not currently applicable to the Company or are not expected to have a material impact on the Company’s financial statements.

F-43

Blue Ridge Bankshares, Inc.

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

	March 31,	December 31,
	2019	2018
	(unaudited)	(audited)
Assets
Cash and due from banks	$16,518	$15,026
Federal funds sold	3,239	546
Securities available for sale, at fair value	37,419	38,047
Securities held to maturity, at cost	15,533	15,565
Restricted equity securities, at cost	5,118	5,138
Loans held for sale, at fair value	35,610	29,233
Loans, net of unearned income	431,087	414,868
Less allowance for loan losses	(3,744)	(3,580)

Loans, net	427,343	411,288

Premises and equipment, net	3,383	3,343
Cash surrender value of life insurance	9,110	8,455
Goodwill	3,307	2,694
Other assets	18,221	10,255

Total assets	$574,801	$539,590

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$83,543	$88,265
Interest-bearing	340,980	326,762

Total deposits	424,523	415,027

Other borrowings	67,800	73,100
Subordinated debentures, net of issuance costs	9,775	9,766
Other liabilities	10,036	2,076

Total liabilities	512,134	499,969

Stockholders’ Equity:
Common stock, no par value; 10,000,000 shares authorized; 4,329,616 and 2,792,885 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	38,648	16,453
Additional paid-in capital	251	252
Retained earnings	23,984	23,321
Accumulated other comprehensive income	(437)	(618)

	62,446	39,408
Noncontrolling interest	221	213

Total stockholders’ equity	62,667	39,621

Total liabilities and stockholders’ equity	$574,801	$539,590

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income

(dollars in thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
Interest income:
Interest and fees on loans	$6,115	$4,563
Interest on taxable securities	491	358
Interest on nontaxable securities	64	73
Interest on federal funds sold	1	5

Total interest income	6,671	4,999

Interest expense:
Interest on deposits	1,186	745
Interest on subordinated debentures	177	177
Interest on other borrowings	459	125

Total interest expense	1,822	1,047

Net interest income	4,849	3,952
Provision for loan losses	295	185

Net interest income after provision for loan losses	4,554	3,767

Non-interest income:
Service charges on deposit accounts	134	170
Mortgage brokerage income	1,125	324
Gain on sale of mortgages	1,967	804
Income from investment in life insurance contracts	55	49
Other income	618	527

Total other income	3,899	1,874

Non-interest expenses:
Salaries and employee benefits	4,246	2,277
Occupancy and equipment expense	602	370
Data processing fees	349	226
Legal and other professional fees	116	127
Advertising fees	196	104
Audit and accounting fees	37	67
FDIC insurance expense	75	51
Director fees	53	47
Other taxes and assessments	156	115
Other operating	1,020	767

Total other expenses	6,850	4,151

Income before income tax	1,603	1,490
Income tax expense	321	302

Net income	$1,282	$1,188

Net Income attributable to noncontrolling interest	(13)	(12)

Net Income attributable to Blue Ridge Bankshares, Inc.	$1,269	$1,176

Net Income available to Common Stockholders	$1,269	$1,176

Basic earnings (loss) per common share	$0.38	$0.43

Diluted earnings (loss) per common share	$0.38	$0.43

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2019 and 2018

(dollars in thousands, except share and per share data)

(Unaudited)

	2019	2018
Net income	$1,282	$1,189

Other comprehensive income:
Gross unrealized gains (losses) arising during the period	219	(357)
Adjustment for income tax (expense) benefit	(39)	62

	180	(295)

Comprehensive income	$1,462	$894

Comprehensive income attributable to noncontrolling interest	$(13)	$(12)

Comprehensive income attributable to Blue Ridge Bankshares, Inc.	$1,449	$882

See accompanying notes to unaudited consolidated financial statements.

Blue Ridge Bankshares, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2019 and 2018

(dollars in thousands, except share and per share data)

(Unaudited)

	2019	2018
Balance, beginning of period	$39,620	$36,442

Comprehensive income
Net income – Blue Ridge Bankshares, Inc.	1,269	1,176
Net income attributable to noncontrolling interest	13	12
Other comprehensive income (loss)	180	(295)

	1,462	893

Noncontrolling interest capital distributions	(5)	—
Release of unearned ESOP shares	—	98
Issuance of common stock	22,207	25
Dividend paid	(617)	(331)

Balance, end of period	$62,667	$37,127

Blue Ridge Bankshares, Inc.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2019 and 2018

(Unaudited)

	2019	2018
Cash flows from operating activities:
Net income	$1,282	$1,189
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, amortization and accretion	124	98
Deferred income taxes	8	(325)
Provision for loan losses	295	185
Net (increase) decrease in loans held for sale	(6,378)	5,756
Loss on disposal of premises and equipment	2	—
Loss on sale of other real estate owned	29	—
Investment amortization expense, net	55	59
Amortization of debt refinancing fees	—	20
Amortization of subordinated debt issuance costs	8	8
Amortization of other intangibles	115	130
Increase in cash value of life insurance	(56)	(49)
(Increase) decrease in other assets	(8,700)	358
Increase in accrued expenses	7,948	698
Release of unearned ESOP shares	—	98

Net cash (used in) provided by operating activities	(5,268)	8,225

Cash flows from investing activities:
Net (increase) in federal funds sold	(2,693)	(120)
Purchase of securities available for sale	—	(8,056)
Purchase of securities held to maturity	—	(4,401)
Proceeds from calls, maturities, sales, paydowns and maturities of securities available for sale	844	907
Proceeds from calls, maturities, sales, paydowns and maturities of securities held for investment	—	575
Purchase of insurance policies	(600)	—
Net change in restricted equity securities	20	(92)
Net increase in loans held for investment	(16,350)	(11,132)
Purchase of premises and equipment	(175)	(147)
Proceeds from sale of assets	13	—
Capital calls of SBIC funds and other investments	(102)	(134)
Nonincome distributions from limited liability companies	22	—

Net cash used in investing activities	(19,021)	(22,600)

Cash flows from financing activities:
Net (decrease) increase in deposits	9,496	18,395
Common stock dividends paid	(622)	(332)
Net decrease in other borrowings	(5,300)	(1,500)
Issuance of common stock	22,207	27
Repayment of contingent ESOP liability	—	(74)

Net cash provided by financing activities	25,781	16,516

Net increase in cash and due from banks	1,492	2,141
Cash and due from banks at beginning of period	15,026	10,319

Cash and due from banks at end of period	$16,518	$12,460

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$1,604	$832

See accompanying notes to unaudited consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying unaudited consolidated financial statements of Blue Ridge Bankshares, Inc. (“the Company”) include the accounts of Blue Ridge Bank, N.A. (“the Bank”), PVB Properties, LLC, and MoneyWise Payroll Solutions, Inc. (net of noncontrolling interest) and were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the interim financial information. Accordingly, these financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Operating results for the quarter ended March 31, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2018.

The accompanying unaudited consolidated financial statements include the accounts of the Company, the Bank and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company operates under the supervision and monitoring of the Federal Reserve Bank of Richmond while the Bank operates under a national charter subject to regulation by the Office of the Comptroller of the Currency. The Bank provides commercial banking services to customers located primarily in the Piedmont, Southside, and Shenandoah Valley regions of the Commonwealth of Virginia and also operates under the name Carolina State Bank in Greensboro, North Carolina. Mortgage lending services are provided in these regions as well with additional mortgage offices located in Northern Virginia, Maryland, North Carolina, and Florida.

Basis of Presentation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, goodwill and intangibles, fair value, the valuation of deferred tax assets and liabilities, and valuation of foreclosed real estate. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for fair presentation of the results of operations in these financial statements, have been made.

Reclassification

Certain reclassifications have been made to prior period amounts to conform to current period presentation. None of these reclassifications are considered material and have no impact on net income.

Earnings Per Share

Accounting guidance specifies the computation, presentation and disclosure requirements for earnings per share (“EPS”) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market. ESOP shares are considered outstanding for this calculation. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive common shares had been issued. The Company had no dilutive common shares outstanding at March 31, 2019 and 2018.

Note 1 – Summary of Significant Accounting Policies, continued

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31.

	For the three months ended March 31,
	2019	2018
Net income	$1,281,670	$1,188,546
Net income attributable to noncontrolling interest	(13,108)	(12,288)

Net income available to common shareholders	$1,268,562	$1,176,258

Weighted average common shares	3,307,400	2,764,535
Effect of dilutive securities	—	—

Diluted average common shares	3,307,400	2,764,535

Earnings (losses) per common share	$0.38	$0.43

Diluted earnings (losses) per common share	$0.38	$0.43

Note 2 – Investment Securities

Investment securities available for sale are carried in the consolidated balance sheets at their fair value and investment securities held to maturity are carried in the consolidated balance sheets at their amortized cost. The amortized cost and fair values of investment securities at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
State and municipal	$1,000	$1	$—	$1,001
U.S. Treasury and agencies	3,375	—	157	3,218
Mortgage backed securities	28,119	44	474	27,689
Corporate bonds	5,477	82	48	5,511

	$37,971	$127	$679	$37,419

Held to maturity
State and municipal	$15,533	$166	$13	$15,686

	$15,533	$166	$13	$15,686

Total Investment Securities	$53,504	$293	$692	$53,105

	December 31, 2018
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
State and municipal	$1,000	$3	$—	$1,003
U.S. Treasury and agencies	3,375	—	208	3,167
Mortgage backed securities	28,976	22	628	28,370
Corporate bonds	5,477	78	48	5,507

	$38,828	$103	$884	$38,047

Held to maturity
State and municipal	$15,565	$78	$140	$15,503

	$15,565	$78	$140	$15,503

Total Investment Securities	$54,393	$181	$1,024	$53,550

Note 2 – Investment Securities, continued

The amortized cost and fair value of securities at March 31, 2019, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2019
	Securities Available for Sale		Securities Held to Maturity
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$500	$501	$512	$513
Due after one year through five years	2,500	2,437	3,862	3,894
Due after five years	8,441	8,307	2,803	2,827
Due after ten years	26,530	26,174	8,356	8,452

Total	$37,971	$37,419	$15,533	$15,686

A summary of unrealized losses (in thousands) and the length of time in a continuous loss position, by security type at March 31, 2019 and December 31, 2018 is as follows:

March 31, 2019	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and Municipal	$—	$—	$3,563	$(13)	$3,563	$(13)
U.S. Treasury and Agency	—	—	3,218	(157)	3,218	(157)
Mortgage backed	—	—	22,194	(474)	22,194	(474)
Corporate bonds	1,210	(40)	892	(8)	2,102	(48)

Total	$1,210	$(40)	$29,867	$(652)	$31,077	$(692)

December 31, 2018	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and Municipal	$6,278	$(105)	$2,402	$(35)	$8,680	$(140)
U.S. Treasury and Agency	—	—	3,167	(208)	3,167	(208)
Mortgage backed	10,031	(51)	17,173	(577)	27,204	(628)
Corporate bonds	2,114	(36)	488	(12)	2,602	(48)

Total	$18,423	$(192)	$23,230	$(832)	$41,653	$(1,024)

Other investments (in thousands) consist of stock in the Federal Home Loan Bank (carrying basis $3,452), Federal Reserve stock (carrying basis $813), and various other investments (carrying basis $853).

The Company had pledged securities (in thousands) of $26,712 and $26,408 at March 31, 2019 and December 31, 2018, respectively.

Note 3 – Loans

Loans held for investment outstanding at March 31, 2019 and December 31, 2018 are summarized as follows:

(in thousands)	March 31, 2019	December 31, 2018
Commercial and industrial	$48,429	$49,076
Agricultural	129	216
Real estate – construction, commercial	16,580	14,666
Real estate – construction, residential	14,336	15,102
Real estate – mortgage, commercial	160,324	150,513
Real estate – mortgage, residential	156,787	149,856
Real estate – mortgage, farmland	3,615	4,179
Consumer installment loans	31,533	31,979

Gross loans	431,733	415,587
Less: Unearned income	(646)	(719)

Total	$431,087	$414,868

The Company has pledged loans held for investment (in thousands) as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $136,708 and $104,791 as of March 31, 2019 and December 31, 2018, respectively.

The following table presents the aging of the recorded investment of past due loans (in thousands) as of March 31, 2019 and December 31, 2018:

	March 31, 2019
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due & Accruing	Nonaccrual	Total Past Due & Nonaccrual	Current Loans	Total Loans
Commercial and industrial	$85	$—	$—	$310	$395	$48,034	$48,429
Real estate – construction, commercial	—	—	—	967	967	15,613	16,580
Real estate – construction, residential	—	—	—	—	—	14,336	14,336
Real estate – mortgage, commercial	—	—	143	2,265	2,408	157,916	160,324
Real estate – mortgage, residential	409	189	—	1,352	1,950	154,837	156,787
Agricultural & Farmland	—	—	—	—	—	3,744	3,744
Consumer installment loans	583	411	8	556	1,558	29,975	31,533
Less: Unearned income	—	—	—	—	—	(646)	(646)

	$1,077	$600	$151	$5,450	$7,278	$423,809	$431,087

Note 3 – Loans, continued

	December 31, 2018
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due & Accruing	Nonaccrual	Total Past Due & Nonaccrual	Current Loans	Total Loans
Commercial and industrial	$280	$29	$—	$312	$621	$48,455	$49,076
Real estate – construction, commercial	—	—	—	979	979	13,687	14,666
Real estate – construction, residential	—	—	231	—	231	14,871	15,102
Real estate – mortgage, commercial	218	441	430	2,441	3,530	146,983	150,513
Real estate – mortgage, residential	760	7	1,079	1,441	3,287	146,569	149,856
Agricultural & Farmland	123	—	309	—	432	3,963	4,395
Consumer installment loans	1,017	408	4	357	1,786	30,193	31,979
Less: Unearned income	—	—	—	—	—	(719)	(719)

	$2,398	$885	$2,053	$5,530	$10,866	$404,002	$414,868

Note 4 – Allowance for Loans Losses

A summary of changes in the allowance for loans losses (in thousands) for March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019	December 31, 2018
(Dollars in thousands)
Allowance, beginning of period	$3,580	$2,803

Charge-Offs
Commercial and industrial	$—	$6
Real estate, construction	—	—
Real estate, mortgage	—	13
Consumer and other loans	174	545

Total charge-offs	174	564

Recoveries
Commercial and industrial	—	—
Real estate, construction	—	—
Real estate, mortgage	—	(12)
Consumer and other loans	(43)	(104)

Total recoveries	(43)	(116)

Net charge-offs (recoveries)	131	448

Provision for loan losses	295	1,225

Allowance, end of period	$3,744	$3,580

Note 4 – Allowance for Loans Losses, continued

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
March 31, 2019
Commercial and industrial	$—	$48,429	$48,429
Agricultural	—	129	129
Real Estate – construction, commercial	—	16,580	16,580
Real Estate – construction, residential	—	14,336	14,336
Real Estate – mortgage, commercial	1,227	159,097	160,324
Real Estate – mortgage residential	688	156,099	156,787
Real Estate – mortgage, farmland	—	3,615	3,615
Consumer installment loans	—	31,533	31,533

Gross loans	1,915	429,818	431,733
Less: Unearned income	—	(646)	(646)

Total	$1,915	$429,172	$431,087

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2018
Commercial and industrial	$—	$49,076	$49,076
Agricultural	—	216	216
Real Estate – construction, commercial	—	14,666	14,666
Real Estate – construction, residential	—	15,102	15,102
Real Estate – mortgage, commercial	1,258	149,255	150,513
Real Estate – mortgage residential	688	149,168	149,856
Real Estate – mortgage, farmland	—	4,179	4,179
Consumer installment loans	—	31,979	31,979

Gross loans	1,946	413,641	415,587
Less: Unearned income	—	(719)	(719)

Total	$1,946	$412,922	$414,868

The following table presents information related to impaired loans, by portfolio segment, at the dates presented.

	March 31, 2019
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Real estate – mortgage, residential	$1,770	$1,770	$—	$1,786	$16

With an allowance recorded:
Real estate – mortgage, commercial	145	145	9	145	—

	$1,915	$1,915	$9	$1,931	$16

Note 4 – Allowance for Loans Losses, continued

	December 31, 2018
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Real estate – mortgage, residential	$1,946	$1,946	$—	$2,067	$64

With an allowance recorded:
Real estate – mortgage, commercial	—	—	—	—	—

	$1,946	$1,946	$—	$2,067	$64

Purchased loans from the 2016 River Bancorp, Inc. acquisition had remaining balances (in thousands) of $30,568 and 34,672 as of March 31, 2019 and December 31, 2018, respectively. Of these balances three loan relationships were considered specifically impaired purchased credit-impaired loans. One of these relationships was resolved during 2018 and the Company recovered $200 of the balance previously written-off. During the first quarter of 2019, another loan relationship was resolved and the Company recovered $200 of the balance previously written-off. At March 31, 2019, the remaining specifically impaired PCI loans totaled $2,413 with a specific impairment of $190. The following table presents the recorded investment in the segments of the River Bancorp, Inc. purchased loans as of March 31, 2019 and December 31, 2018 (in thousands):

	March 31, 2019	December 31, 2018
Real Estate
Construction loans and all land development and other land loans	$1,497	$1,522
Secured by farmland	7	319
Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	3,310	3,376
Secured by first liens	9,111	10,448
Secured by junior liens	407	505
Secured by multifamily (5 or more) residential properties	242	250
Loans secured by owner-occupied, nonfarm nonresidential properties	5,820	7,344
Loans secured by other nonfarm nonresidential properties	6,095	6,239
Commercial and Industrial	3,919	4,457
Other
Other revolving credit plans	62	89
Automobile loans	21	30
Other consumer loans	77	93

Total	$30,568	$34,672

Note 4 – Allowance for Loans Losses, continued

The following table shows the Company’s loan portfolio broken down by internal loan grade (in thousands) as of March 31, 2019 and December 31, 2018:

	March 31, 2019
	Grade 1 Prime	Grade 2 Desirable	Grade 3 Good	Grade 4 Acceptable	Grade 5 Pass/Watch	Grade 6 Special Mention	Grade 7 Substandard	Total
Commercial and industrial	$42	$2,490	$20,759	$23,531	$1,297	$—	$310	$48,429
Agricultural	—	91	36	2	—	—	—	129
Real Estate – construction, commercial	—	478	8,332	4,259	2,504	—	1,007	16,580
Real Estate – construction, residential	—	—	3,289	5,817	5,230	—	—	14,336
Real Estate – mortgage, commercial	—	1,896	85,273	59,057	10,413	1,012	2,673	160,324
Real Estate – mortgage residential	—	3,458	82,270	65,181	3,764	215	1,899	156,787
Real Estate – mortgage, farmland	1,658	100	1,142	252	463	—	—	3,615
Consumer installment loans	270	26	16,190	14,358	140	—	549	31,533

Gross loans	1,970	8,539	217,291	172,457	23,811	1,227	6,438	431,733

Less: Unearned income								646

Total								$431,087

	December 31, 2018
	Grade 1 Prime	Grade 2 Desirable	Grade 3 Good	Grade 4 Acceptable	Grade 5 Pass/Watch	Grade 6 Special Mention	Grade 7 Substandard	Total
Commercial and industrial	$44	$2,660	$21,009	$24,254	$797	$—	$312	$49,076
Agricultural	9	99	105	3	—	—	—	216
Real Estate – construction, commercial	—	485	7,118	5,937	106	—	1,020	14,666
Real Estate – construction, residential	—	—	4,305	5,059	5,738	—	—	15,102
Real Estate – mortgage, commercial	—	1,920	82,097	53,487	8,470	1,668	2,871	150,513
Real Estate – mortgage residential	—	3,647	76,496	63,397	3,805	522	1,989	149,856
Real Estate – mortgage, farmland	1,700	100	1,340	730	—	—	309	4,179
Consumer installment loans	213	29	16,174	15,081	123	—	359	31,979

Gross loans	1,966	8,940	208,644	167,948	19,039	2,190	6,860	415,587

Less: Unearned income								719

Total								$414,868

Note 4 – Allowance for Loans Losses, continued

The Company also utilizes the grades 8 (Doubtful) and 9 (Loss). There were no loans classified in these categories at March 31, 2019 and December 31, 2018.

Note 5 - Derivative Financial Instruments and Hedging Activities

During the first quarter of 2019, the Company entered into an interest rate swap agreement (‘‘swap agreement’’) to facilitate the risk management strategies needed in order to accommodate the needs of its banking customers. The Company mitigates the risk of entering into these loan agreements by entering into equal and offsetting swap agreements with a highly rated third-party financial institution. This back-to-back swap agreement is a free-standing derivative and is recorded at fair value in the Company’s consolidated balance sheets (asset positions are included in other assets and liability positions are included in other liabilities) as of March 31, 2019.

	March 31, 2019
	Notional Amount	Fair Value
(Dollars in thousands)
Interest Rate Swap Agreement
Receive Fixed/Pay Variable Swaps	$2,178	$100
Pay Fixed/Receive Variable Swaps	2,178	(100)

The Bank also participates in a “mandatory” delivery program for its government guaranteed and conventional mortgage loans held for sale. Under the mandatory delivery system, loans with interest rate locks are paired with the sale of a TBA mortgage-backed security bearing similar attributes. Under the mandatory delivery program, the Bank commits to deliver loans to an investor at an agreed upon price prior to the close of such loans. This differs from a “best efforts” delivery, which sets the sale price with the investor on a loan-by-loan basis when each loan is locked.

Note 6 – Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan that covers eligible employees. Employees may make voluntary contributions subject to certain limits based on federal tax laws. The Bank matches 100 percent of an employee’s contribution up to five percent of his or her salary following one year of continuous service and the benefits vest immediately. The Company’s Board of Directors may make additional contributions at its discretion. Employees become eligible to participate in the discretionary contributions after one year of continuous service and the benefits vest over a five-year period. For the quarter ended March 31, 2019 and the year ended December 31, 2018, total expenses attributable to this plan were $133,167 and $364,653, respectively.

In 2013, the Company established an Employee Stock Ownership Plan (ESOP) that covers eligible employees. Benefits in the Plan vest over a five-year period. Contributions to the plan are made at the discretion of the Board of Directors and may include both the matching component to employees’ elective deferrals into the 401(k) plan and discretionary profit contributions. The Plan held 79,800 total shares of Company stock at March 31, 2019 and December 31, 2018. All shares issued to and held by the Plan are considered outstanding in the computation of earnings per share. The Plan or the Company is required to purchase shares from separated employees at a price determined by a third-party appraisal.

Note 7 – Stock-Based Compensation

The Company has granted restricted stock awards to employees under the Blue Ridge Bank Equity Incentive Plan. The restricted stock awards are considered fixed awards as the number of shares and fair value is known at the date of grant and the fair value at the grant date is amortized over the vesting period. Non-cash compensation expense recognized in the Consolidated Statements of Income related to restricted stock awards, net of estimated forfeitures, in thousands, was $50 thousand for the three months ended March 31, 2019. The fair value of restricted stock awards at March 31, 2019 was $922 thousand.

Note 8– Fair Value

The fair value of a financial instrument is the current amount that would be exchanged between willing parties in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Note 8– Fair Value, continued

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Accounting guidance for fair value excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company records fair value adjustments to certain assets and liabilities and determines fair value disclosures utilizing a definition of fair value of assets and liabilities that states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Additional considerations are involved to determine the fair value of financial assets in markets that are not active.

The Company uses a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.
Level 2 –	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.
Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The carrying value of restricted Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based upon the redemption provisions of each entity and is therefore excluded from the following table.

The following tables present the balances of financial assets measured at fair value on a recurring basis:

	March 31, 2019
(In thousands)	Total	Level 1	Level 2	Level 3
Available for sale securities
State and municipal	$1,001	$—	$1,001	$—
U.S. Treasury and agencies	3,218	—	3,218	—
Mortgage backed securities	27,689	—	27,689	—
Corporate bonds	5,511	—	5,511	—

Total securities available for sale	$37,419	$—	$37,419	$—

	December 31, 2018
(In thousands)	Total	Level 1	Level 2	Level 3
Available for sale securities
State and municipal	$1,003	$—	$1,003	$—
U.S. Treasury and agencies	3,167	—	3,167	—
Mortgage backed securities	28,370	—	28,370	—
Corporate bonds	5,507	—	5,507	—

Total securities available for sale	$38,047	$—	$38,047	$—

Note 8– Fair Value, continued

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements.

Loans Held for Sale

Mortgage loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. The agreed upon sales price is considered fair value as all of these loans are under agreements to sell to investors at the time of origination. This amount is generally the loan’s principal amount. Changes in fair value are recognized in the Gain on Sale of Mortgages on the Consolidated Statements of Income.

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. Valuation of other real estate owned is determined using current appraisals from independent parties, a level two input. If current appraisals cannot be obtained prior to reporting dates, or if declines in value are identified after a recent appraisal is received, appraisal values are discounted, resulting in Level 3 estimates. If the Company markets the property with a realtor, estimated selling costs reduce the fair value, resulting in a valuation based on Level 3 inputs.

The Company markets other real estate owned both independently and with local realtors. Properties marketed by realtors are discounted by selling costs. Properties that the Company markets independently are not discounted by selling costs.

The following table summarizes the Company’s other real estate owned that were measured at fair value on a nonrecurring basis during the period.

	March 31, 2019
(In thousands)	Total	Level 1	Level 2	Level 3
Other real estate owned	$68	$—	$—	$68

	December 31, 2018
(In thousands)	Total	Level 1	Level 2	Level 3
Other real estate owned	$134	$—	$—	$134

	Fair Value At March 31, 2019	Valuation Technique	Significant Unobservable Inputs	Range
Other real estate owned	$68	Discounted appraised value	Discounted for selling costs	15%-35%

	Fair Value At December 31, 2018	Valuation Technique	Significant Unobservable Inputs	Range
Other real estate owned	$134	Discounted appraised value	Discounted for selling costs	15%-35%

Note 9 – Disclosures About Fair Value of Financial Instruments

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows:

		Fair Value Measurements at March 31, 2019
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Financial Assets
Cash and short-term investments	$16,518	$16,518	$—	$—	$16,518
Federal funds sold	3,239	3,239	—	—	3,239
Investment securities	58,070	—	58,040	—	58,040
Loans held for sale	35,610	—	35,610	—	35,610
Net loans held for investment	427,343	—	—	423,054	423,054
Accrued interest receivable	1,853	—	1,853	—	1,853
Bank-owned life insurance	9,110	—	9,110	—	9,110
Financial Liabilities
Deposits	424,523	—	338,361	75,381	413,742
Other borrowed funds	67,800	—	67,805	—	67,805
Subordinated debt, net	9,775	—	—	9,775	9,775
Accrued interest payable	732	—	732	—	732

		Fair Value Measurements at December 31, 2018
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Financial Assets
Cash and short-term investments	$15,026	$15,026	$—	$—	$15,026
Federal funds sold	546	546	—	—	546
Investment securities	58,750	—	58,688	—	58,688
Loans held for sale	29,233	—	29,233	—	29,233
Net loans held for investment	411,288	—	—	404,888	404,888
Accrued interest receivable	1,769	—	1,769	—	1,769
Bank-owned life insurance	8,455	—	8,455	—	8,455
Financial Liabilities
Deposits	415,027	—	323,280	81,070	404,350
Other borrowed funds	73,100	—	73,113	—	73,113
Subordinated debt, net	9,766	—	—	9,766	9,766
Accrued interest payable	395	—	395	—	395

Note 10 – Business Segments

The Company utilizes its subsidiaries and divisions to provide multiple business segments including retail banking, mortgage banking, and payroll processing services. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Mortgage Banking operating revenues consist principally of gains on sales of loans in the secondary market, loan origination fee income and interest earned on mortgage loans held for sale. Revenues from payroll services consist of fees charged to customers for payroll services.

Three Months Ended March 31, 2019
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$6,493	$178	$—	$—	$—	$6,671
Service charges on deposit accounts	134	—	—	—	—	134
Mortgage banking income, net	—	3,062	—	—	—	3,062
Payroll processing revenue	—	—	280	—	—	280
Other operating income	430	—	—	—	(7)	423

Total income	7,057	3,240	280	—	(7)	10,570

Expenses:
Interest expense	1,550	95	—	177	—	1,822
Provision for loan losses	295	—	—	—	—	295
Salary and benefits	2,017	2,143	86	—	—	4,246
Other operating expenses	1,764	724	113	10	(7)	2,604

Total expense	5,626	2,962	199	187	(7)	8,967

Income (loss) before income taxes	1,431	278	81	(187)	—	1,603

Income tax expense	285	59	14	(37)	—	321

Net income (loss)	$1,146	$219	$67	$(150)	$—	$1,282

Net (income) loss attributable to noncontrolling interest	$—	$—	$(13)	$—	$—	$(13)

Net income (loss) attributable to Blue Ridge Bankshares	$1,146	$219	$54	$(150)	$—	$1,269

Note 10 – Business Segments, continued

Twelve Months Ended December 31, 2018
(in thousands)	Blue Ridge Bank	Blue Ridge Bank Mortgage Division	MoneyWise Payroll Solutions, Inc.	Parent Only	Eliminations	Blue Ridge Bankshares, Inc. Consolidated
Revenues:
Interest income	$21,908	$521	$—	$7	$—	$22,436
Service charges on deposit accounts	635	—	—	—	—	635
Mortgage banking income, net	—	7,265	—	—	—	7,265
Payroll processing revenue	—	—	1,015	—	—	1,015
Other operating income	1,233	—	—	4	(28)	1,209

Total income	23,776	7,786	1,015	11	(28)	32,560

Expenses:
Interest expense	4,442	—	—	710	—	5,152
Provision for loan losses	1,225	—	—	—	—	1,225
Salary and benefits	6,153	5,284	406	—	—	11,843
Other operating expenses	5,866	1,983	528	271	(28)	8,620

Total expense	17,686	7,267	934	981	(28)	26,840

Income (loss) before income taxes	6,090	519	81	(970)	—	5,720

Income tax expense	1,222	115	14	(204)	—	1,147

Net income (loss)	$4,868	$404	$67	$(766)	$—	$4,573

Net (income) loss attributable to noncontrolling interest	$—	$—	$(13)	$—	$—	$(13)

Net income (loss) attributable to Blue Ridge Bankshares	$4,868	$404	$54	$(766)	$—	$4,560

Note 11 - Other Borrowed Funds

Other Borrowings of $67.8 million at March 31, 2019 are composed of advances from the Federal Home Loan Bank of Atlanta (FHLB). The Company utilizes the FHLB advance programs to fund loan growth and provide liquidity. Other borrowings decreased $5.3 million from $73.1 million at December 31, 2018.

FHLB advances outstanding and related terms at March 31, 2019 and December 31, 2018 are shown in the following tables:

(In thousands)		FHLB Advances Outstanding March 31, 2019
Type advance	Balance	Interest rate	Maturity date
Fixed rate	$5,000	2.55%	April 1, 2019
Fixed rate	5,000	2.60%	April 3, 2019
Fixed rate	5,000	2.57%	April 16, 2019
Fixed rate	3,500	2.62%	April 30, 2019
Fixed rate	4,500	2.60%	May 9, 2019
Fixed rate	1,200	2.58%	May 17, 2019
Fixed rate	4,000	1.34%	May 31, 2019
Fixed rate	3,000	2.58%	May 31, 2019
Fixed rate	2,000	2.66%	June 19, 2019
Fixed rate	9,000	2.63%	July 31, 2019
Fixed rate	1,000	3.95%	August 27, 2019
Daily rate	20,600	2.66%	August 30, 2019
Fixed rate	4,000	2.13%	September 30, 2019

FHLB Advances, net	$67,800

(In thousands)		FHLB Advances Outstanding December 31, 2018
Type advance	Balance	Interest rate	Maturity date
Fixed rate	$5,000	2.42%	January 3, 2019
Fixed rate	2,800	2.40%	January 7, 2019
Fixed rate	4,500	2.38%	January 9, 2019
Fixed rate	5,000	2.46%	January 16, 2019
Fixed rate	1,200	2.49%	January 18, 2019
Fixed rate	8,000	2.47%	January 31, 2019
Fixed rate	3,000	2.51%	March 8, 2019
Fixed rate	2,000	2.54%	March 19, 2019
Fixed rate	5,000	2.55%	April 1, 2019
Fixed rate	3,500	2.62%	April 30, 2019
Fixed rate	4,000	1.34%	May 31, 2019
Fixed rate	2,000	2.66%	June 19, 2019
Fixed rate	1,000	3.95%	August 27, 2019
Daily rate	22,100	2.65%	August 30, 2019
Fixed rate	4,000	2.13%	September 30, 2019

FHLB Advances, net	$73,100

Note 12 - Subordinated Debt

On November 20, 2015, the Company entered into a Subordinated Note Purchase Agreement (the “Purchase Agreement”) with 14 institutional accredited investors under which the Company issued an aggregate of $10,000,000 of subordinated notes (the “Notes”) to the institutional accredited investors. The Notes have a maturity date of December 1, 2025. The Notes bear interest, payable on the 1st of June and December of each year, commencing June 1, 2016, at a fixed rate of 6.75% per year for the first five years, and thereafter will bear a floating interest rate of LIBOR plus 512.8 basis points. The Notes are not convertible into common stock or preferred stock and are not callable by the holders. The Company has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after December 1, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

As part of the transaction, the Company incurred issuance costs totaling $338,813. These costs are being amortized over the life of the Notes. The following table summarizes the balance of the Notes and related issuance costs at March 31, 2019 and December 31, 2018:

	March 30,	December 31,
(In thousands)	2019	2018
Subordinated debt	$10,000	$10,000
Unamortized issuance costs	(225)	(233)

Subordinated debt, net	$9,775	$9,767

Note 13 - Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

Interest income, loan fees, realized securities gains and losses, bank owned life insurance income, SBIC income, and mortgage banking revenue are not in the scope of ASC Topic 606. All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income in the consolidated statements of income. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

A description of the Company’s significant sources of revenue accounted for under ASC 606 is as follows:

Service fees on deposit accounts are fees charged to deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which are earned based on specific transactions or customer activity within a customer’s deposit account, are recognized at the time the related transaction or activity occurs, as it is at this point when the customer’s request has been fulfilled. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the performance obligation was satisfied. Overdraft fees are recognized when the overdraft occurs. Service fees on deposit accounts are paid through a direct charge to the customer’s account.

Bank card revenue is comprised of interchange revenue and ATM fees. Interchange revenue is earned when bank debit and credit cardholders conduct transactions through VISA, MasterCard, and other payment networks. Interchange fees represent a percentage of the underlying cardholder’s transaction value and are generally recognized daily, concurrent with the transaction processing services provided to the cardholder. ATM fees are earned when a non-Bank cardholder uses a Bank ATM. ATM fees are recognized daily, as the related ATM transactions are settled.

Payroll processing income is comprised of fees charged to customers for payroll services through MoneyWise Payroll Solutions, Inc., of which Blue Ridge Bank, N.A. owns a controlling interest.

Note 13 - Revenue from Contracts with Customers, continued

The following table illustrates our total non-interest income segregated by revenues within the scope of ASC Topic 606 and those which are within the scope of other ASC Topics:

	Three Months Ended March 31,
	2019	2018
Service fees on deposit accounts	$134	$170
Bank card revenue	136	115
Payroll processing income	280	295

Revenue from contracts with customers	550	580
Non-interest income within scope of other ASC topics	3,349	1,294

Total noninterest income	$3,899	$1,874

Note 14 – Leases

On January 1, 2019, the Company adopted ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The implementation of the new standard resulted in recognition of a right-of-use asset and lease liability of $7.0 million at the date of adoption, which is related to the Company’s lease of premises used in operations. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases:

March 31, 2019
(Dollars in thousands)
Lease liabilities	$6,946
Right-of-use assets	$7,180
Weighted average remaining lease term	6.58 years
Weighted average discount rate	2.80%

For the Three Months Ended March 31, 2019
Lease cost (in thousands)
Operating lease cost	$348
Total lease cost	$348

Cash paid for amounts included in the measurement of lease liabilities	$308

Note 14 – Leases, continued

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

As of March 31, 2019
Lease payments due (in thousands)
Nine months ending December 31, 2019	$890
Twelve months ending December 31, 2020	1,243
Twelve months ending December 31, 2021	1,169
Twelve months ending December 31, 2022	960
Twelve months ending December 31, 2023	903
Twelve months ending December 31, 2024	640
Thereafter	1,980

Total undiscounted cash flows	7,785
Discount	(839)

Lease liabilities	$6,946

Independent Auditor’s Report

To the Board of Directors

Virginia Community Bankshares, Inc. and Subsidiary

Louisa, Virginia

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Virginia Community Bankshares, Inc. and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virginia Community Bankshares, Inc. and Subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

May 6, 2019

elliottdavis.com

Virginia Community Bankshares, Inc.

Consolidated Balance Sheets

December 31, 2018 and 2017 (in thousands except share data)

	2018	2017
Assets
Cash and due from banks	$1,847	$1,458
Interest-earning deposits with other institutions	3,234	3,638

Total cash and cash equivalents	5,081	5,096

Securities available for sale, at fair value	57,786	47,941
Restricted equity securities	934	1,241
Loans held for sale	565	238
Loans	168,202	181,712
Allowance for loan losses	(1,521)	(2,126)

Loans, net	166,681	179,586

Premises and equipment, net	5,065	5,278
Other real estate owned	147	141
Bank owned life insurance	6,231	6,073
Other assets	3,175	2,812

Total assets	$245,665	$248,406

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Non-interest bearing demand	$69,945	$70,510
Interest-bearing demand	31,578	28,136
Savings, money market and NOW	76,330	74,710
Time	33,365	35,118

Total deposits	211,218	208,474

Federal funds purchased	7,400	11,144
Federal Home Loan Bank (“FHLB”) advances	3,000	4,000
Accrued expenses and other liabilities	432	381

Total liabilities	222,050	223,999

Stockholders’ Equity
Common stock, $5.00 par value; 10,000,000 shares authorized; 719,001 and 750,000 issued and outstanding at December 31, 2018 and 2017, respectively	3,595	3,750
Additional paid-in capital	160	1,338
Retained earnings	21,112	19,221
Accumulated other comprehensive income (loss)	(1,252)	98

Total stockholders’ equity	23,615	24,407

Total liabilities and stockholders’ equity	$245,665	$248,406

See Notes to Consolidated Financial Statements

Virginia Community Bankshares, Inc.

Consolidated Statements of Income

For the years ended December 31, 2018 and 2017 (in thousands except share data)

	2018	2017
Interest income
Interest and fees on loans	$9,441	$9,123
Interest and dividends on investment securities	2,044	1,272
Federal funds sold and deposits at other banks	55	23

Total interest income	11,540	10,418

Interest expense
Interest on FHLB advances	41	47
Interest on federal funds purchased	23	8
Interest on deposits	812	745

Total interest expense	876	800

Net interest income	10,664	9,618
Recovery of loan losses	(484)	(600)

Net interest income after recovery of loan losses	11,148	10,218

Non-interest income
Service charges on deposit accounts	946	995
Gain on sale of mortgage loans	164	113
Gain on sale of investment securities, net	21	29
Gain on other real estate owned, net	—	66
Income from bank owned life insurance	144	158
Other	134	177

Total non-interest income	1,409	1,538

Non-interest expense
Salaries	3,933	3,402
Employee benefits	1,034	885
Furniture and equipment	265	280
Occupancy	590	555
Professional fees	888	1,174
FDIC insurance assessment	80	120
Other real estate owned expenses	7	10
Communications	486	545
Director fees	112	115
Other	2,294	1,986

Total non-interest expense	9,689	9,072

Income before income taxes	2,868	2,684
Income tax expense	618	971

Net income	$2,250	$1,713

Net income per common share
Basic	$3.04	$2.28

Diluted	$3.04	$2.28

Basic weighted average common shares outstanding	739,667	750,000

Diluted weighted average common shares outstanding	739,667	750,000

See Notes to Consolidated Financial Statements

Virginia Community Bankshares, Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017 (in thousands)

	2018	2017
Net Income	$2,250	$1,713

Other comprehensive income (loss)
Change in unrealized holding losses on securities available for sale	(1,680)	(81)
Tax effect on unrealized losses	347	28
Net realized gains on sales of available for sale securities	(21)	(29)
Tax effect on realized gains	4	10

Total other comprehensive loss	(1,350)	(72)

Total comprehensive income	$900	$1,641

See Notes to Consolidated Financial Statements

Virginia Community Bankshares, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2018 and 2017 (in thousands except share data)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total
Balance, December 31, 2016	750,000	$3,750	$1,338	$17,787	$154	$23,029
Net income	—	—	—	1,713	—	1,713
Other comprehensive income	—	—	—	—	(72)	(72)
Dividends declared	—	—	—	(263)	—	(263)
Reclassification of stranded AOCI	—	—	—	(16)	16	—

Balance, December 31, 2017	750,000	3,750	1,338	19,221	98	24,407
Net income	—	—	—	2,250	—	2,250
Shares retired due to ESOP termination	(30,999)	(155)	(1,178)	—	—	(1,333)
Other comprehensive loss	—	—	—	—	(1,350)	(1,350)
Dividend declared	—	—	—	(359)	—	(359)

Balance, December 31, 2018	719,001	$3,595	$160	$21,112	$(1,252)	$23,615

See Notes to Consolidated Financial Statements

Virginia Community Bankshares, Inc.

Consolidated Statement of Cash Flows

For the years ended December 31, 2018 and 2017 (dollars in thousands)

	2018	2017
Cash flows from operating activities
Net Income	$2,250	$1,713
Adjustments to reconcile net income to net cash provided by operating activities:
Recovery of loan losses	(484)	(600)
Depreciation of premises and equipment	391	391
Gain on sale of mortgage loans	(164)	(113)
Gain on sale of investment securities, net	(21)	(29)
Gain on other real estate owned, net	—	(66)
Investment securities amortization, net	84	188
Net proceeds (originations) in loans held for sale	(163)	175
Loss on disposal of premises and equipment	49	—
Increase in value of bank owned life insurance	(144)	(158)
Deferred tax expense	(26)	(394)
Net change in:
Accrued expenses and other liabilities	50	(125)
Other assets	(15)	474

Net cash provided by operating activities	1,807	1,456

Cash flows from investing activities
Purchases of investment securities	(57,410)	(67,228)
Redemptions (purchases) of restricted equity securities, net	307	(75)
Proceeds from sales of other real estate owned	—	39
Capitalized improvements to other real estate owned	(6)	—
Proceeds from sales, calls, and maturities of investment securities	45,831	64,944
Net increase (decrease) in loans	13,389	(5,969)
Purchases of bank owned life insurance	(14)	(1,028)
Proceeds from settlement of bank owned life insurance	—	104
Purchases of bank premises and equipment	(227)	(403)

Net cash provided by (used in) investing activities	1,870	(9,616)

Cash flows from financing activities
Net change in:
Non-interest bearing demand, interest-bearing demand and savings deposits	4,497	6,971
Other time deposits	(1,753)	(1,335)
Net increase (decrease) in FHLB and other borrowings	(4,744)	3,006
Dividends paid	(359)	(263)
Paydown of ESOP retirement	(1,333)	—

Net cash provided by (used in) financing activities	(3,692)	8,379

Net increase (decrease) in cash and cash equivalents	(15)	219

Cash and cash equivalents, beginning of year	5,096	4,877

Cash and cash equivalents, end of year	$5,081	$5,096

Supplemental disclosure of cash flow information
Interest paid	$872	$793

Taxes paid	$408	$492

Supplemental schedule of non-cash investing activity
Transfer of other real estate owned to premises and equipment	$—	$620

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 1.	Organization and Operations

The accounting and reporting policies of Virginia Community Bankshares, Inc. (the “Parent”), its wholly owned subsidiary, Virginia Community Bank (the “Bank”), and the Bank’s wholly owned subsidiary, VCB Services, Inc., a wealth management division, are in accordance with accounting principles generally accepted in the United States (“GAAP”). The Parent is a bank holding company whose principal activity is the ownership and operation of the Bank. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulation of the Virginia Bureau of Financial Institutions. During 2016, the Bank changed national banking regulators from the Federal Reserve System to the Federal Deposit Insurance Corporation. The Bank provides banking services through their branch offices in Louisa, Mineral, Fredericksburg, Culpeper, Orange, and Zion Crossroads, Virginia. VCB Services, Inc. provides insurance and wealth management services throughout the Bank’s branch offices.

Note 2.	Summary of Significant Accounting Policies

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of the Parent, the Bank, and VCB Services, Inc., collectively referred to as “the Company.” All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of investment securities, and deferred income taxes.

Debt securities:

Debt securities which the Company intends to hold until maturity or until called are classified as held to maturity. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. As of December 31, 2018 and 2017, the Company held no investments classified as held to maturity.

Debt securities, which the Company intends to hold for an indefinite period of time, including securities used as part of the Company’s assets/liability management strategy, are classified as available for sale. These securities are carried at fair value with any unrealized gains or losses, net of related taxes, reflected as an adjustment to stockholders’ equity. Realized gains and losses on securities available for sale are included in other income, net of the tax effect. Gains and losses on the sale of securities are determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment at least annually, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 2.	Summary of Significant Accounting Policies, Continued

Loans Held For Sale:

Loans held for sale are carried at the lower of cost or fair value. The fair values of loans held for sale are based on current market rates from investors within the secondary market for loans with similar characteristics.

Loans:

Loans are stated at unpaid principal balances, less the allowance for loan losses and net of any deferred loan fees and unearned discounts. Loan fees, certain direct loan origination costs, and purchase premiums and discounts on loans shall be recognized as an adjustment of yield generally by the interest method based on the contractual terms of the loan. Interest income is recognized over the term of the loan based on the principal amount outstanding.

Loans are intended to be held until maturity and are shown on the balance sheet net of the allowance for loan losses. Interest on past due and problem loans is accrued until serious doubt arises as to the collectability of the interest.

The Company grants commercial, real estate, and consumer loans to its customers. Collateral requirements for loans are determined on a loan by loan basis depending upon the purpose of the loan and the financial condition of the borrower.

In the normal course of business, to meet the credit needs of its customers, the Company has made commitments to extend credit. These commitments represent a credit risk, which is not recognized in the balance sheet. The Company uses the same credit policies in making commitments as it does for other loans. Commitments to extend credit are generally made for a period of one year or less and interest rates are determined when funds are disbursed. Collateral and other security for the loans are determined on a case by case basis. Since some of the commitments are expected to expire without being drawn upon, the contract or notional amounts do not necessarily represent future cash requirements.

The accrual of interest on loans, except credit cards, is discontinued on certain loans which are identified as impaired or loans which are ninety days or more past due. Interest income previously accrued on such loans is reversed against current period interest income. Loans are returned to an accrual status when principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan charge offs are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. An allowance is established when the fair value based on the discounted cash flows, collateral, or active observable market price of the impaired loan is lower than the carrying value. The general component covers all loans without a specific impairment and is based on historical loss experience adjusted for qualitative factors such as environmental factors, economic conditions, and regulatory guidance.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 2.	Summary of Significant Accounting Policies, Continued

Allowance for loan losses, continued:

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral, if the loan is collateral dependent.

Other real estate owned:

Real estate acquired through, or in lieu of, foreclosure and real estate previously utilized in the Company’s operations is held for sale and is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. Cost includes loan principal and accrued interest, or depreciated book value. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any subsequent write-downs are charged against current earnings. Development and improvement costs relating to property are capitalized. Net operating income or expenses of such properties are included in non-interest income.

Premises and equipment:

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis. It is the Company’s policy to capitalize additions and major improvements and depreciate the cost thereof over the estimated useful lives as follows:

Buildings and improvements	15 to 40 years
Furniture and equipment	3 to 7 years

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain current and past key employees where the insurance policy benefits and ownership are retained by the employer. These policies are recorded at their cash surrender value. Income from these policies and changes in the net cash surrender value are recorded in non-interest income as earnings on bank-owned life insurance. The cash value accumulation is permanently tax deferred if the policy is held to the insured person’s death and certain other conditions are met.

Income taxes:

The income tax accounting guidance, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2018 or 2017. The Company’s income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company’s policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively. There were no tax related penalties and interest for the years ended December 31, 2018 and 2017. The Company identifies its major tax jurisdiction as U.S. Federal and the Commonwealth of Virginia.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 2.	Summary of Significant Accounting Policies, Continued

Income taxes, continued:

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. When tax returns are filed, it is highly certain that some positions taken would be substantiated upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of operations.

Net deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Cash and cash equivalents:

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and due from banks, interest bearing deposits with other institutions, federal funds sold and securities purchased under an agreement to resell. Amounts due from banks may at times exceed federally insured limits.

Revenue from Contracts with Customers:

During the years ended December 31, 2018 and 2017, the Company recognized the service charge revenue generated from contracts with customers totaling $946,022 and $994,777, respectively. All other sources of revenues from contracts with customers were determined to be immaterial as of December 31, 2018 and 2017. There were no impairment losses recognized on any receivables or contract assets arising from the Company’s contracts with customers during the years ended December 31, 2018 and 2017. While the Company does have noninterest income related to changes in cash surrender value of life insurance, sales of mortgage loans and sales of investments, these are not within the scope of ASC 606.

The service charge revenue generated from contracts with customers is noninterest income and relates to fees charged on deposit accounts. The revenues generated from each of these contracts are recognized when a performance obligation is met and each obligation is associated with a transaction tied to the account or the opening of the account. Given each of these accounts are transactional and the contract is a day-to-day contract, the performance obligations on these accounts occur when the contract provision is triggered on the account, which results in the related service charge. Based on the Company’s analysis, there are no fees generated for opening an account or for a service on the account where the good or service has not been transferred or prior to the performance obligation being met.

As of December 31, 2018 and 2017, the Company did not have material amounts of receivables, contract assets or contract liabilities tied to these contracts with customers. The Company believes that while deposit accounts generate service charge income, these contracts do not create receivables, assets or liabilities given the fees associated with these service charges are typically charged and collected once the performance obligation is triggered. In addition, during the years ended December 31, 2018 and 2017, the Company did not recognize revenue that was included in any contract liabilities and no revenues were recognized related to performance obligations satisfied in prior reporting periods.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 2.	Summary of Significant Accounting Policies, Continued

Revenue from Contracts with Customers, continued:

The Company analyzes its payment streams associated with contracts with customers on a quarterly basis. As of December 31, 2018 and 2017, the nature of the performance obligations within the contracts generating these service charges on deposit accounts have a duration of one year or less. Also, based on the Company’s analysis and the nature of the contracts discussed within this Note, it was determined that there are no significant judgments associated with the recognition of revenue associated with these contracts.

Based on the Company’s analysis, each of the service charge revenues discussed above are associated with the transfer of services through administration of the customer’s deposit account. These charges occur at a point in time and are based on an agreed-upon, fixed amount that is disclosed in the customer’s contract and are charged to the customer when the related service is performed on the customer’s account. In addition, based on the Company’s analysis, none of the contracts discussed above required a material cost to obtain or fulfill the contract, which resulted in no capitalized assets associated with these contracts as of December 31, 2018 and 2017.

Based on the Company’s analysis, the nature and timing of the revenues generated from service charges on deposit accounts were not materially impacted by the Company’s adoption of ASC 606. While the Company applied the new guidance based on a modified retrospective adjustment to all contracts with customers that were not completed as of December 31, 2017, there was no adjustment made to the December 31, 2017 retained earnings based on the immateriality of the standard’s impact on the Company’s income statement.

Comprehensive income:

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 220, Reporting Comprehensive Income, establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) within the Company’s consolidated financial statements. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Earnings per share:

Basic earnings per share represents income available to common stockholders, divided by the weighted-average number of common shares outstanding during the period. There were no uncommitted shares to be released under the Company’s Employee Stock Ownership Plan (“ESOP”) considered to be outstanding as of December 31, 2018. See Note 13 for further information on the Company’s ESOP.

Subsequent events:

In accordance with accounting guidance, the Company evaluated events and transactions for potential recognition or disclosure in our financial statements through May 6, 2019, the date the financial statements were available to be issued.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 2.	Summary of Significant Accounting Policies, Continued

Fair value of financial instruments:

Fair value under GAAP is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established per GAAP which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investment securities available for sale are recorded at fair value on a recurring basis. Certain impaired loans, loans held for sale and foreclosed properties are carried at fair value on a non-recurring basis.

Risks and uncertainties:

In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan portfolio that results from a borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying securities, loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances and operating restrictions from the regulators’ judgments based on information available to them at the time of their examination.

Reclassifications:

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders’ equity.

Recently issued accounting pronouncements:

The following is a summary of recent authoritative pronouncements:

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

The Company expects to adopt the guidance using the modified retrospective method and practical expedients for transition. The practical expedients allow the Company to largely account for existing leases consistent with current guidance except for the incremental balance sheet recognition for lessees. The Company has started an initial evaluation of its leasing contracts and activities. The Company has also started developing its methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. The Company expects that the adoption of ASU 2016-02 will result in the recognition of an operating lease liability and right-of-use asset totaling $49,000, with no impact to retained earnings. The Company does not expect a material change to the timing of expense recognition, but will continue to evaluate the impact. The Company is evaluating existing disclosures and may need to provide additional information as a result of adoption of the ASU.

In June 2016, the FASB issued guidance to change the accounting for credit losses and modify the impairment model for certain debt securities. The amendments will be effective for the Company for reporting periods beginning after December 15, 2020. Early adoption is permitted for all organizations for periods beginning after December 15, 2018.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 2.	Summary of Significant Accounting Policies, Continued

Recently issued accounting pronouncements, continued:

The Company will apply the amendments to the ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, the Company does not expect to elect that option. The Company is evaluating the impact of the ASU on its consolidated financial statements. In addition to the allowance for loan losses, the Company will also record an allowance for credit losses on debt securities instead of applying the impairment model currently utilized. The amount of the adjustments will be impacted by each portfolio’s composition and credit quality at the adoption date as well as economic conditions and forecasts at that time.

In March 2017, the FASB amended the requirements in the Receivables—Nonrefundable Fees and Other Costs Topic of the Accounting Standards Codification related to the amortization period for certain purchased callable debt securities held at a premium. The amendments shorten the amortization period for the premium to the earliest call date. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In June 2018, the FASB amended the Compensation—Stock Compensation Topic of the Accounting Standards Codification. The amendments expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect these amendments to have a material effect on its financial statements.

In July 2018, the FASB amended the Leases Topic of the ASC to make narrow amendments to clarify how to apply certain aspects of the new leases standard. The amendments are effective for reporting periods beginning after December 31, 2018. These amendments did not have a material effect on the Company’s financial statements.

In July 2018, the FASB amended the Leases Topic of the ASC to give entities another option for transition and to provide lessors with a practical expedient. The amendments will be effective for the Company for reporting periods after December 15, 2018. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In August 2018, the FASB amended the Fair Value Measurement Topic of the ASC. The amendments remove, modify, and add certain fair value disclosure requirements based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 3.	Investment Securities Available for Sale

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Mortgage-backed securities	$5,390	$5	$(48)	$5,347
Municipal securities	4,858	12	(21)	4,849
Collateralized loan securities	18,935	51	(483)	18,503
Corporate bonds	20,150	6	(1,065)	19,091
Treasury bills	9,999	—	(3)	9,996

Total	$59,332	$74	$(1,620)	$57,786

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Mortgage-backed securities	$1,137	$6	$—	$1,143
Municipal securities	7,624	119	(14)	7,729
Collateralized loan securities	8,860	62	—	8,922
Corporate bonds	20,200	148	(195)	20,153
Treasury bills	9,995	—	(1)	9,994

Total	$47,816	$335	$(210)	$47,941

For the year ended December 31, 2018, gross gains on the sales of available for sale securities were $21, while gross losses were $0. For the year ended December 31, 2017, gross gains on the sales of available for sale securities were $59, while gross losses were $30.

The amortized cost and fair value of securities at December 31, 2018, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties:

	Available for Sale
	Carrying Amount	Fair Value
Due in one year or less	$11,269	$11,259
After one year through five years	6,125	5,887
After five years through ten years	22,945	22,014
After ten years	18,993	18,626

Total available for sale securities	$59,332	$57,786

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 3.	Investment Securities Available for Sale, Continued

The following tables present fair values and the related unrealized losses in the securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in a continuous unrealized loss positions, as of the dates stated:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
December 31, 2018:
Mortgage-backed securities	$1,987	$(29)	$936	$(19)	$2,923	$(48)
Municipal securities	—	—	2,338	(21)	2,338	(21)
Collateralized loan securities	16,563	(483)	—	—	16,563	(483)
Corporate bonds	8,986	(565)	7,600	(500)	16,586	(1,065)
Treasury bills	9,996	(3)	—	—	9,996	(3)

Total temporarily impaired securities	$37,532	$(1,080)	$10,874	$(540)	$48,406	$(1,620)

December 31, 2017:
Municipal securities	$1,292	$(6)	$541	$(8)	$1,833	$(14)
SBA pooled securities	9,971	(195)	—	—	9,971	(195)
Collateralized loan securities	9,994	(1)	—	—	9,994	(1)

Total temporarily impaired securities	$21,257	$(202)	$541	$(8)	$21,798	$(210)

As of December 31, 2018, and 2017, investments with an unrealized loss position of 12 months or greater represented 12 and 1 securities, respectively. All loss positions were less than 10% of the value of the security, and all investments were rated as investment grade. No impairment has been recognized on any securities in a loss position because of management’s intent and ability to hold the securities to scheduled maturity or call dates. Management considers the impairment to be temporary in nature.

At December 31, 2018 and 2017, securities with carrying values of $3,665 and $4,155 and market values of $3,659 and $4,265, respectively, were pledged as collateral to secure public deposits and for other purposes.

Note 4.	Restricted Equity Securities

Restricted equity securities recorded at cost are as follows as of December 31, 2018 and 2017:

	2018	2017
Federal Home Loan Bank stock	$352	$471
Community Bankers’ Bank stock	80	80
Other equity securities	502	690

	$934	$1,241

Each of the above noted securities has been evaluated for impairment. During the years ended December 31, 2018 and 2017, the Company recognized no impairment on these securities. No ready market exists for these securities and they have no quoted value. However, the redemption of the stock has historically been at par value.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 5.	Loans

The following is a summary of loans at December 31, 2018 and 2017:

	2018	2017
Real Estate Construction	$20,381	$30,298
Commercial Real Estate	66,654	63,464
Residential Real Estate	34,710	41,303
Commercial and Industrial	23,758	22,070
Other	22,699	24,577

Gross loans	168,202	181,712
Less:
Allowance for loan losses	(1,521)	(2,126)

Total loans, net	$166,681	$179,586

Demand deposit overdrafts:

Loans receivable includes $32 and $30 of demand deposit account overdrafts at December 31, 2018 and 2017, respectively.

Unfunded commitments:

At December 31, 2018, the Company had loan commitments outstanding of $69.7 million and pre-approved but unused lines of credit totaling $28.9 million. In management’s opinion, these commitments represent no more than the normal unfunded commitments lending risk to the Company and will be funded from normal sources of liquidity.

Allowance for loan losses:

The allocation of the allowance for loan losses by loan components at December 31, 2018 and 2017 is as follows:

	Real Estate Construction	Commercial Real Estate	Residential Real Estate	Commercial and Industrial	Other	Total
2018
Allowance for credit losses:
Beginning balance	$156	$548	$296	$491	$635	$2,126
Charge-offs	—	(166)	—	—	(45)	(211)
Recoveries	29	23	1	22	15	90
Provision (recovery)	(76)	80	(54)	(366)	(68)	(484)

Ending balance	$109	$485	$243	$147	$537	$1,521

Ending balance: individually evaluated for impairment	$1	$—	$—	$—	$—	$1
Ending balance: collectively evaluated for impairment	108	485	243	147	537	1,520

Total	$109	$485	$243	$147	$537	$1,521

Loans receivables:
Ending balance: individually evaluated for impairment	$54	$1,871	$1,037	$—	$60	$3,022
Ending balance: collectively evaluated for impairment	20,327	64,783	33,673	23,758	22,639	165,180

Total	$20,381	$66,654	$34,710	$23,758	$22,699	$168,202

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 5.	Loans, Continued

	Real Estate Construction	Commercial Real Estate	Residential Real Estate	Commercial and Industrial	Other	Total
2017
Allowance for credit losses:
Beginning balance	$125	$708	$433	$859	$469	$2,594
Charge-offs	—	(64)	—	—	(50)	(114)
Recoveries	83	121	1	22	19	246
Provision (recovery)	(52)	(217)	(138)	(390)	197	(600)

Ending balance	$156	$548	$296	$491	$635	$2,126

Ending balance: individually evaluated for impairment	$—	$126	$—	$—	$—	$126
Ending balance: collectively evaluated for impairment	156	422	296	491	635	2,000

Total	$156	$548	$296	$491	$635	$2,126

Loans receivables:
Ending balance: individually evaluated for impairment	$19	$1,629	$1,041	$255	$30	$2,974
Ending balance: collectively evaluated for impairment	30,279	61,835	40,262	21,815	24,547	178,738

Total	$30,298	$63,464	$41,303	$22,070	$24,577	$181,712

Impaired loans: The following table presents information related to impaired loans by class of loan as of December 31, 2018 and 2017:
		Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2018
With no related allowance recorded:
Real Estate Construction		$17	$17	$—	$18	$1
Commercial Real Estate		1,871	1,871	—	1,981	121
Residential Real Estate		1,037	1,111	—	1,204	61
Commercial and Industrial		—	—	—	541	34
Other		60	60	—	44	3

		2,985	3,059	—	3,788	220

With an allowance recorded:
Real Estate Construction		37	37	1	23	2

		37	37	1	23	2

Total:
Real Estate Construction		54	54	1	41	3
Commercial Real Estate		1,871	1,871	—	1,981	121
Residential Real Estate		1,037	1,111	—	1,204	61
Commercial and Industrial		—	—	—	541	34
Other		60	60	—	44	3

		$3,022	$3,096	$1	$3,811	$222

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 5.	Loans, Continued

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2017
With no related allowance recorded:
Real Estate Construction	$19	$19	$—	$19	$1
Commercial Real Estate	891	955	—	1,975	104
Residential Real Estate	1,041	1,041	—	1,219	53
Commercial and Industrial	255	255	—	505	20
Other	30	80	—	69	4

	2,236	2,350	—	3,787	182

With an allowance recorded:
Commercial Real Estate	738	738	126	749	34

	738	738	126	749	34

Total:
Real Estate Construction	19	19	—	19	1
Commercial Real Estate	1,629	1,693	126	2,724	138
Residential Real Estate	1,041	1,041	—	1,219	53
Commercial and Industrial	255	255	—	505	20
Other	30	80	—	69	4

	$2,974	$3,088	$126	$4,536	$216

Aging of loans:

An aging analysis of loans is presented below as of December 31, 2018 and 2017.

	30-59 Days	60-89 Days	90+ Days		Total Loans
	Past Due	Past Due	Past Due	Current	Receivable	Nonaccrual
2018
Real Estate Construction	$—	$—	$—	$20,381	$20,381	$—
Commercial Real Estate	—	—	—	66,654	66,654	—
Residential Real Estate	348	—	—	34,362	34,710	—
Commercial and Industrial	—	—	—	23,758	23,758	—
Other	101	6	209	22,383	22,699	284

Total Loans	$449	$6	$209	$167,538	$168,202	$284

2017
Real Estate Construction	$—	$—	$—	$30,298	$30,298	$—
Commercial Real Estate	128	—	—	63,336	63,464	12
Residential Real Estate	—	—	49	41,254	41,303	183
Commercial and Industrial	—	—	—	22,070	22,070	—
Other	554	1	272	23,750	24,577	291

Total Loans	$682	$1	$321	$180,708	$181,712	$486

As of December 31, 2018 and 2017 there were no loans past due and accruing over 90 days.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 5.	Loans, Continued

Credit Quality Indicators

The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company’s primary credit quality indicators use an internal credit risk rating system that categorizes loans into pass, special mention, or classified categories. Loans are typically risk rated and monitored individually. Loans excluded from the scope of the annual review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the creditworthiness of the borrower; or (c) the customer contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification as special mention, substandard or even charged off. The Company uses the following definitions for risk ratings:

Pass Included in this category are loans which expose the Company to an acceptable amount of credit risk. Loans in this category are not expected to result in loss in the near future.

Special Mention Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss Loans classified as loss are considered uncollectible and are in the process of being charged-off, as soon as practical, once so classified.

The following presents by loan segment and by credit quality indicator, the recorded investment in the Company’s loans as of December 31, 2018 and 2017:

		Special
	Pass	Mention	Substandard	Doubtful	Loss	Total
2018

Real Estate Construction	$20,345	$36	$—	$—	$—	$20,381
Commercial Real Estate	65,461	750	443	—	—	66,654
Residential Real Estate	33,610	331	769	—	—	34,710
Commercial and Industrial	23,265	493	—	—	—	23,758
Other	22,661	21	17	—	—	22,699

Total Loans	$165,342	$1,631	$1,229	$—	$—	$168,202

2017

Real Estate Construction	$30,258	$40	$—	$—	$—	$30,298
Commercial Real Estate	61,135	1,684	595	50	—	63,464
Residential Real Estate	40,144	358	801	—	—	41,303
Commercial and Industrial	21,676	394	—	—	—	22,070
Other	24,565	—	11	1	—	24,577

Total Loans	$177,778	$2,476	$1,407	$51	$—	$181,712

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 5.	Loans, Continued

Troubled Debt Restructurings

In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. A modification of a loan constitutes a troubled debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Company offers various types of concessions when modifying a loan. Loans modified in a TDR often involve temporary interest-only payments, term extensions, converting revolving credit lines to term loans, reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, substituting or adding a new borrower or guarantor or extending the interest-only payment period. Additional collateral, a co-borrower, or a guarantor is often requested. The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories:

Rate modification - A modification in which the interest rate is changed.

Term modification - A modification in which the maturity date, timing of payments or frequency of payments is changed.

Interest only modification - A modification in which the loan is converted to interest only payments for a period of time.

Other - Any other type of modification, including the use of multiple categories above.

During 2018 and 2017, there were two and no loans restructured as trouble debt restructurings, respectively.

The following table is a summary of information related to loan modifications for the year-ended December 31, 2018:

		Pre-	Post-
		Modification	Modification
		Outstanding	Outstanding
	Number	Recorded	Recorded
	of Contracts	Investment	Investment
Troubled Debt Restructurings:
Commercial Real Estate	2	$170	$170

	2	$170	$170

As of December 31, 2018 and 2017, there were no additional commitments to extend funds to borrowers involved in TDR’s. There were no loans restructured in 2018 or in 2017 which are in default.

Note 6.	Premises and Equipment

The following is a summary of premises and equipment at December 31, 2018 and 2017:

	2018	2017
Land	$1,087	$1,087
Buildings and improvements	7,108	7,105
Furniture and equipment	2,476	2,575
Construction in progress	52	154

	10,723	10,921
Less: accumulated depreciation	(5,658)	(5,643)

Total	$5,065	$5,278

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 6.	Premises and Equipment. Continued

Depreciation amounted to approximately $391 and $391, respectively, for the years ended December 31, 2018 and 2017.

Note 7.	Deposits

At December 31, 2018, the scheduled maturities of time deposits are as follows:

2019	$15,994
2020	6,633
2021	3,672
2022	5,502
2023	1,564

Total	$33,365

The aggregate amount of time deposits in denominations of $250 thousand or more at December 31, 2018 and 2017 was $5,307 and $5,831, respectively.

Note 8.	Borrowed Funds

The Company has an unsecured line of credit with Compass Bank, SunTrust Bank and Community Bankers’ Bank in the amounts of $5,800, $4,500, and $6,000, respectively. Each separate line of credit has a variable rate based on the lending bank’s daily federal funds sold rate and is due on demand. As of December 31, 2018, there were $2,765, $0, and $4,635, respectively, outstanding on the lines of credit. As of December 31, 2017, there were $5,385, $0, and $5,759, respectively, outstanding on the lines of credit.

As a member of the Federal Home Loan Bank of Atlanta, the Company may obtain advances of up to 30% of total assets. At December 31, the Company had outstanding FHLB advances or borrowings as follows:

	2018	2017
Maturing July 2019, at a fixed rate of 1.18%	$1,000	$1,000
Maturing July 2018, at a fixed rate of 1.03%	—	1,000
Maturing June 2019, at a fixed rate of 1.56%	2,000	2,000

	$3,000	$4,000

Note 9.	Income Taxes

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “2017 Tax Act”). The 2017 Tax Act includes a number of changes to existing US. Tax laws that impact the Company, most notable a reduction of the U.S. corporate income tax rate from 34% to 21% for tax years beginning after December 31, 2017.

The current and deferred components of income tax expense are as follows:

	2018	2017
Current	$592	$577
Deferred	26	394

Provision for income taxes	$618	$971

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 9.	Income Taxes, Continued

Reconciliation between the provision for income taxes and the amount computed by multiplying income by the current statutory 21% federal income tax rate is as follows:

	2018	2017
Computed “expected tax expense”	$600	$913
Decrease in tax resulting from:
Tax exempt income	(16)	(28)
Impact of tax rate change	—	90
Merger expenses	58	—
Life insurance surrender value	(28)	—
Other	4	(4)

Provision for income taxes	$618	$971

Deferred income taxes result from timing differences between taxable income and the income for financial reporting purposes. The net deferred tax asset consists of the following at December 31:

	2018	2017
Other real estate owned	$10	$10
Deferred compensation	36	52
Net deferred loan fees	95	83
Non-accrual loan interest	65	68
Unrealized losses on marketable securities	333	—
Other	99	59

Deferred tax assets	638	272

Allowance for loan losses	(107)	(5)
Fixed asset depreciation	—	(41)
Unrealized gains on marketable securities	—	(26)
Other	(53)	(55)

Deferred tax liability	(160)	(127)

Net deferred tax asset	$478	$145

The Company measures deferred income tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Although the Company’s deferred tax assets and liabilities were remeasured to reflect the reduction in the U. S. corporate income tax rate from 34% to 21%, the resulting $90 increase in income tax expense for the year ended December 31, 2017 and a corresponding $90 decrease in net deferred tax assets as of December 31, 2017.

No valuation allowance for deferred tax assets was recorded at December 31, 2018 and 2017 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years. With limited exceptions, tax returns for 2015 through 2018 are open to examination by the taxing authorities.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 10.	Related Party Transactions

During the year, officers, directors, principal stockholders, and their affiliates (related parties) were customers of and had transactions with the Company in the ordinary course of business. In management’s opinion, these transactions were made on substantially the same terms as those prevailing for other customers for comparable transactions and did not involve more than normal risks. Loan activity to related parties is as follows:

	2018	2017
Beginning of year	$3,346	$4,497
Additional borrowings	87	—
Curtailments	(1,637)	(3,438)
Relationship changes	2,095	2,287

End of year	$3,891	$3,346

The total deposits in the Bank from those officials and senior executives were $2,847 and $3,324 at December 31, 2018 and 2017, respectively.

Note 11.	Regulatory Matters

Dividend Limitations

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Parent. The total amount of dividends which may be paid at any date is generally limited to the lesser of the Bank’s retained earnings or the three preceding years’ undistributed net income of the Bank. Loans or advances are limited to 10% of the Bank’s capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Parent would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Capital, Tier 1 Capital and Common Equity Tier 1 capital to risk-weighted assets, and of Tier 1 Capital to average assets. Management believes, as of December 31, 2018 and 2017, that the Bank met all capital adequacy requirements.

To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 capital and Tier 1 leverage ratios as set forth in the tables. As of December 31, 2018, and 2017, the Bank was considered well-capitalized.

The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The Bank’s net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 capital ratio as that

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 11.	Regulatory Matters, Continued

buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets. The capital conservation buffer began to be phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and will increase each subsequent year by an additional 0.625% until reaching its final level of 2.50% on January 1, 2019.

The Bank’s actual and required capital amounts and ratios are presented in the following tables:

	Actual		Minimum for Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018
Total capital (to risk- weighted assets)	$27,505	13.6%	$16,212	8.0%	$20,265	10.0%
Tier 1 capital (to risk- weighted assets	25,984	12.8%	12,159	6.0%	16,212	8.0%
Tier 1 capital (to average assets)	25,984	10.5%	9,878	4.0%	12,348	5.0%
Common Equity Tier 1 capital (to risk-weighted assets)	25,984	12.8%	9,119	4.5%	13,172	6.5%

December 31, 2017
Total capital (to risk- weighted assets)	$27,079	12.6%	$17,139	8.0%	$21,423	10.0%
Tier 1 capital (to risk- weighted assets	24,953	11.7%	12,854	6.0%	17,139	8.0%
Tier 1 capital (to average assets)	24,953	10.2%	9,746	4.0%	12,182	5.0%
Common Equity Tier 1 capital (to risk-weighted assets)	24,953	11.7%	9,640	4.5%	13,925	6.5%

Note 12.	Commitments and Contingencies

The Bank leases certain branch properties and facilities on a month-to-month basis. Rent expense was $30 and $26 for the years ended December 31, 2018 and 2017, respectively. There were no rent commitments under operating leases for the years ended December 31, 2018 and 2017.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 13.	Disclosures About Fair Values of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Generally accepted accounting standards define fair value, establish a framework for measuring fair value, require certain disclosures about fair values, and establish a hierarchy for determining fair value measurements. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rate, volatilities, prepayment speeds, credit risks, etc.).

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions that the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include the following:

Securities Available for Sale: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). The following table provides the components of the change in fair value of Level 3 available for sale securities for the periods presented.

	2018	2017
Level 3 available for sale securities at the beginning of period	$8,117	$734
Purchases	—	7,500
Transfers out Level 3	(6,617)	(2,044)
Change in unrealized gains and losses	—	117

Level 3 available for sale securities at the end of period	$1,500	$8,117

During 2018 and 2017, transfers out of Level 3 are a result of changes in the observability of significant inputs valuing the securities.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 13.	Disclosures About Fair Values of Financial Instruments, Continued

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2018 and 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total	Level 1	Level 2	Level 3
December 31, 2018
Available for sale securities:
Mortgage backed securities	$5,347	$—	$5,347	$—
Municipal securities	4,849	—	4,849	—
Collateralized loan securities	18,503	—	18,503	—
Corporate bonds	19,091	—	17,591	1,500
Treasury bills	9,996	9,996	—	—

Total	$57,786	$9,996	$46,290	$1,500

December 31, 2017
Available for sale securities:
Mortgage backed securities	$1,143	$—	$1,143	$—
Municipal securities	7,729	—	7,729	—
Collateralized loan securities	8,922	—	8,922	—
Corporate bonds	20,153	—	12,036	8,117
Treasury bills	9,994	9,994	—	—

Total	$47,941	$9,994	$29,830	$8,117

Certain financial assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis include the following:

Impaired Loans: A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the historical effective interest rate, the observable market price of the loan or the fair value of the collateral. All collateral dependent loans are measured for impairment based on the fair value of the collateral securing the loan. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing income or market valuation approach based on an appraisal conducted by an independent licensed appraiser outside of the Company using observable market data. An allowance is allocated to an impaired loan if the carrying value exceeds the estimated fair value. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Other Real Estate Owned: Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. The Company estimates fair value at the asset’s liquidation value less disposal costs using management’s assumptions which are based on current market trends and historical loss severities for similar assets. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings in the Company’s consolidated statements of operations. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 13.	Disclosures About Fair Values of Financial Instruments, Continued

The following table summarizes financial assets measured at fair value on a non-recurring basis as of December 31, 2018 and 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total	Level 1	Level 2	Level 3
December 31, 2018
Impaired loans	$3,021	$—	$—	$3,021
Loans held for sale	565	—	565	—
Other real estate owned	147	—	—	147

Total	$3,733	$—	$565	$3,168

December 31, 2017
Impaired loans	$2,974	$—	$—	$2,974
Loans held for sale	238	—	238	—
Other real estate owned	141	—	—	141

Total	$3,353	$—	$238	$3,115

For level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2018, the significant unobservable inputs used in the fair value measurements were as follows:

			Significant
		Valuation	Unobservable
	Fair Value	Technique	Inputs	Range
Impaired loans	$3,021	Discounted Appraised Value	Discount for selling costs and age of appraisal	10%-60%
Other real estate owned	$147	Discounted Appraised Value	Discount for selling costs and age of appraisal	10%-20%

			Significant
		Valuation	Unobservable
	Fair Value	Technique	Inputs	Range
Impaired loans	$2,974	Discounted Appraised Value	Discount for selling costs and age of appraisal	10%-20%
Other real estate owned	$141	Discounted Appraised Value	Discount for selling costs and age of appraisal	10%-20%

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 13.	Disclosures About Fair Values of Financial Instruments, Continued

The Company obtains third-party appraisals on its impaired loans to determine fair value. Generally, the third-party appraisals apply the “sales comparison approach,” which is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. Adjustments are then made based on the type of property, age of appraisal, current status of property and other related factors to estimate the current value of collateral.

The carrying values and estimated fair values of the Company’s financial instruments were as follows:

	2018		2017
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and due from	$1,847	$1,847	$1,458	$1,458
Interest-bearing deposits with other institutions	3,234	3,234	3,638	3,638
Securities available-for-sale	57,786	57,786	47,941	47,941
Restricted equity securities	934	934	1,241	1,241
Loans held for sale	565	565	238	238
Loans, net	166,681	166,536	179,586	180,903

Financial Liabilities:
Non-interest bearing demand	69,945	69,945	70,510	70,510
Interest-bearing demand, savings, money market, NOW, and time	141,273	122,992	137,964	121,489
Federal funds purchased	7,400	7,400	11,144	11,144
FHLB advances	3,000	3,000	4,000	4,000

Note 14.	Employee Stock Ownership Plan

During 1983, the Company adopted a Non-Contributory Employee Stock Ownership Plan and Trust. The Company amended certain provisions of the agreement and thereby adopted the amended agreement dated November 2001 with subsequent amendments occurring as new legislation is enacted. The plan is designated as an ESOP containing both a stock bonus portion and money purchase portion plan. To be eligible for the Plan, employees must have completed one year of service exceeding 1,000 service hours, and the employee must be 21 years of age.

Upon induction into the plan, the Company contributes 10% of the compensation for the plan year of covered participants. Each covered participant is eligible to receive an allocation of the Company base contribution and forfeitures with respect to each plan year. Employees become vested in the plan by the following:

Years of	Vesting
Service	Percentage
0-2	0%
3	30%
4	40%
5	60%
6	80%
7	100%

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 14.	Employee Stock Ownership Plan, Continued

Plan participants may elect to receive cash in lieu of Company stock as long as the stock is not readily tradable on an established market. For retirees and terminated employees, benefit payments for plan participants commences as soon as possible after the valuation date of the plan following retirement or termination. All other benefit payments from the plan to participants shall be paid in a lump sum payment as soon as possible after the valuation date. The maximum five year term for payment was amended to extend the payment period beyond five years when a participant’s benefits exceed particular thresholds.

In 2008, the purchase of 44,888 shares of the Company’s stock by the ESOP was funded by a loan from the Company to the ESOP. Shares are released as the debt payments are made on the loan from the ESOP to the Company. During 2016, the ESOP paid the outstanding balance of the debt to the Company, releasing it from its leveraged position. In addition, the ESOP’s unreleased shares were paid out in full to plan participants. As of December 31, 2018 and 2017, the related obligations no longer exist. In 2016, the Company froze the ESOP and approved the termination of the ESOP on August 16, 2016. The ESOP had 0 and 150,830 allocated shares as of December 31, 2018 and 2017, respectively. The ESOP was terminated in August 2018. As a result of the termination, all participants were able to elect the receipt of stock, cash, or a mix of both, all of which were paid out in 2018.

Note 15.	401(k) Plan

The Company sponsors a retirement savings plan (the “Plan”) pursuant to Section 401(k) of the Internal Revenue Code. In 2016, the Company approved enhancements to the existing retirement savings plan, effective January 1, 2017. An eligible employee may contribute up to 100% of annual salary to the Plan. The Company contributed an amount equal to the sum of 1) 100% of the employee’s salary contributed up to 5% and 2) 3% of the employee’s salary as a safe harbor non-elective employer contribution. Although discretionary contributions by the Company are permitted by the Plan, the Company did not make any such contributions in 2018. The Company made participating contributions of $274 and $249 as of December 31, 2018 and 2017, respectively.

Note 16.	Other Real Estate Owned

The following table summarizes changes in other real estate owned for the years ended December 31:

	2018	2017
Balance at beginning of year	$141	$734
Additions through foreclosure	—	—
Capitalized improvements to OREO	6	—
Proceeds from sales of OREO	—	(39)
Gain on sales of OREO	—	66
Transfer to premises and equipment	—	(620)
Write-downs	—	—

Balance at end of year	$147	$141

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 17.	Parent Company Only Financial Information

The following is condensed financial information for Virginia Community Bankshares, Inc. (the Parent) as of and for the year ended December 31:

Condensed Balance Sheets

	2018	2017
Assets
Cash	$22	$39
Investment in subsidiary	23,192	22,734
Investments other	2	2
Premises, net	681	696
Tax receivable	412	711
Other	—	228

Total assets	$24,309	$24,410

Liabilities
Other	$694	$3

Total liabilities	694	3

Stockholders’ equity
Common stock, par value $5; 10,000,000 shares authorized; 719,001 and 750,000 shares issued and outstanding at December 31, 2018 and 2017, respectively	3,595	3,750
Additional paid-in capital	160	1,338
Retained earnings	21,112	19,221
Accumulated other comprehensive income (loss)	(1,252)	98

Total shareholders’ equity	23,615	24,407

Total liabilities and stockholders’ equity	$24,309	$24,410

Condensed Statements of Income

	2018	2017
Income:
Other income	$26	$—

Expenses:
Depreciation and amortization	17	18
Professional fees and consultants	169	582
Other expenses	4	15

Total expenses	190	615

Loss before benefit from income taxes and subsidiary net income	(164)	(615)
Income tax benefit	—	48

Loss before subsidiary net income	(164)	(567)
Subsidiary net income	2,414	2,280

Net income	$2,250	$1,713

Virginia Community Bankshares, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017 (dollars in thousands)

Note 17.	Parent Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	2018	2017
Operating activities:
Net income	$2,250	$1,713
Adjustments to reconcile net income to net cash used in operating activities:
Subsidiary net income	(2,414)	(2,280)
Depreciation and amortization	17	18
Loss on sale of other investments	—	10
Net change in other	489	(525)

Net cash used in operating activities	342	(1,064)

Investing activities:
Proceeds from sale of investments	—	190

Net cash provided by investing activities	—	190

Financing activities:
Upstreamed cash investment from subsidiary	—	1,122
Dividends paid	(359)	(263)

Net cash provided by financing activities	(359)	839

Net decrease in cash	(17)	(15)
Cash, beginning of year	39	54

Cash, end of year	$22	$39

Unaudited Consolidated Interim Financial Statements

Virginia Community Bankshares, Inc.

Consolidated Balance Sheets (in thousands except share data)

	March 31, 2019	December 31 2018
	(Unaudited)
Assets
Cash and due from banks	$2,380	$1,847
Interest-earning deposits with other institutions	10,962	3,234

Total cash and cash equivalents	13,342	5,081

Securities available for sale, at fair value	54,898	57,786
Restricted equity securities	886	934
Loans held for sale	—	565
Loans	168,519	168,202
Allowance for loan losses	(1,509)	(1,521)

Loans, net	167,010	166,681

Premises and equipment, net	5,032	5,065
Other real estate owned	147	147
Bank owned life insurance	6,265	6,231
Other assets	3,056	3,175

Total assets	$250,636	$245,665

Liabilities
Deposits:
Non-interest bearing demand	$76,196	$69,945
Interest-bearing demand	30,914	31,578
Savings, money market and NOW	82,527	76,330
Time	33,072	33,365

Total deposits	222,709	211,218

Federal funds purchased	—	7,400
Federal Home Loan Bank (“FHLB”) advances	3,000	3,000
Accrued expenses and other liabilities	473	432

Total liabilities	226,182	222,050

Stockholders’ Equity
Common stock, $5.00 par value; 10,000,000 shares authorized; 717,471 and 719,001 issued and outstanding at March 31, 2019 and December 31, 2018, respectively	3,587	3,595
Additional paid-in capital	115	160
Retained earnings	21,742	21,112
Accumulated other comprehensive loss	(990)	(1,252)

Total stockholders’ equity	24,454	23,615

Total liabilities and stockholders’ equity	$250,636	$245,665

See Notes to Consolidated Financial Statements.

Virginia Community Bankshares, Inc.

Consolidated Statements of Operations (Unaudited)

For the three months ended March 31, 2019 and 2018 (in thousands except share data)

	2019	2018
Interest income
Interest and fees on loans	$2,297	$2,352
Interest and dividends on investment securities	523	455
Federal funds sold and deposits at other banks	22	10

Total interest income	2,842	2,817

Interest expense
Interest on FHLB advances	20	13
Interest on federal funds purchased	9	15
Interest on deposits	205	196

Total interest expense	234	224

Net interest income	2,608	2,593

Provision for (recovery of) loan losses	—	(500)

Net interest income after provision for (recovery of) loan losses	2,608	3,093

Noninterest income
Service charges on deposit accounts	214	222
Gain on sale of mortgage loans	27	29
Loss on sale of investment securities, net	(10)	—
Income from bank owned life insurance	34	37
Other	37	27

Total noninterest income	302	315

Noninterest expense
Salaries	870	991
Employee benefits	231	266
Furniture and equipment	59	72
Occupancy	144	149
Professional fees	104	204
FDIC insurance assessment	22	30
Communications	69	146
Director fees	24	29
Other	588	515

Total noninterest expense	2,111	2,402

Income before income taxes	799	1,006
Income tax expense	169	214

Net Income	$630	$792

Net income per common share
Basic	$0.88	$1.06

Diluted	$0.88	$1.06

Basic weighted average common shares outstanding	717,471	750,000

Diluted weighted average common shares outstanding	717,471	750,000

See Notes to Consolidated Financial Statements.

Virginia Community Bankshares, Inc.

Consolidated Statements of Comprehensive Income (Unaudited)

For the three months ended March 31, 2019 and 2018 (in thousands)

	2019	2018
Net Income	$630	$792
Other comprehensive income (loss)
Change in unrealized holding gains (losses) on securities available for sale	342	(458)
Tax effect on unrealized gains (losses)	(72)	96
Net realized losses on sales of available for sale securities	(10)	—
Tax effect on realized losses	2	—

Total other comprehensive income (loss)	262	(362)

Comprehensive income	$892	$430

See Notes to Consolidated Financial Statements.

Virginia Community Bankshares, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

For the three months ended March 31, 2019 and 2018 (in thousands except share data)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2017	750,000	$3,750	$1,338	$19,221	$98	$24,407
Net income	—	—	—	792	—	792
Other comprehensive loss	—	—	—	—	(362)	(362)

Balance, March 31, 2018	750,000	$3,750	$1,338	$20,013	$(264)	$24,827

Balance, December 31, 2018	719,001	$3,595	$160	$21,112	$(1,252)	$23,615
Net income	—	—	—	630	—	630
Other comprehensive income	—	—	—	—	262	262
Common stock repurchased	(1,530)	(8)	(45)	—	—	(53)

Balance, March 31, 2019	717,471	$3,587	$115	$21,742	$(990)	$24,454

See Notes to Consolidated Financial Statements.

Virginia Community Bankshares, Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the three months ended March 31, 2019 and 2018 (dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net income	$630	792
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (recovery of) loan losses	—	(500)
Depreciation of premises and equipment	92	92
Gain on sale of mortgage loans	(27)	(29)
Loss on sale of investment securities, net	10	—
Investment securities amortization, net	30	50
Net proceeds (originations) in loans held for sale	592	(191)
Loss on disposal of premises and equipment	—	16
Increase in value of bank owned life insurance	(34)	(37)
Net change in:
Accrued expenses and other liabilities	41	175
Other assets	119	(212)

Net cash provided by operating activities	1,453	156

Cash flows from investing activities:
Purchases of investment securities	(11,180)	(10,000)
Redemptions of restricted equity securities, net	48	8
Proceeds from sales, calls, and maturities of investment securities	14,290	10,000
Net (increase) decrease in loans	(329)	2,958
Purchases of bank premises and equipment	(59)	—

Net cash provided by investing activities	2,770	2,966

Cash flows from financing activities:
Net change in:
Non-interest bearing demand, interest-bearing demand and savings deposits	11,784	11,167
Other time deposits	(293)	19
Net decrease in FHLB and other borrowings	(7,400)	(11,144)
Common stock repurchased	(53)	—

Net cash provided by financing activities	4,038	42

Net increase in cash and cash equivalents	8,261	3,164

Cash and cash equivalents, beginning of period	5,081	5,096

Cash and cash equivalents, end of period	13,342	8,260

Cash paid during the period for

Interest	$234	$223

Taxes	$265	$90

See Notes to Consolidated Financial Statements.

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

Note 1.	Nature of Business and Basis of Presentation

Summary of significant accounting principles:

A summary of significant accounting principles is included in the Virginia Community Bankshares, Inc.’s (the “Company”) 2018 consolidated financial statements, which are included elsewhere herein.

Principles of consolidation and basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Virginia Community Bank (the “Bank”), and the Bank’s wholly owned subsidiary, VCB Services, Inc., a wealth management division, after elimination of all significant intercompany balances and transactions.

Management opinion:

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) and are unaudited. They do not contain all of the disclosures required for annual audited financial statements. In the opinion of management, all adjustments necessary to present a fair statement of the results for the interim period have been made. Such adjustments are of a normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results to be expected for an entire year. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto contained in the Company’s consolidated financial statements.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of investment securities, and deferred income taxes.

Subsequent events:

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date of this filing and no subsequent events have occurred requiring accrual or disclosure in these financial statements in addition to that included herein.

Risks and uncertainties:

In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan portfolio that results from a borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying securities, loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances and operating restrictions from the regulators’ judgments based on information available to them at the time of their examination.

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

Note 2.	Securities Available for Sale

The amortized cost and estimated fair values of securities available for sale at March 31, 2019 and December 31, 2018 were as follows:

	Amortized	Gross unrealized
March 31, 2019	cost	Gains	Losses	Fair value
Mortgage-backed securities	$5,332	$20	$(31)	$5,321
Municipal securities	1,703	20	(7)	1,716
Collateralized loan securities	18,942	50	(348)	18,644
Corporate bonds	20,137	29	(945)	19,221
Treasury bills	9,998	—	(2)	9,996

Total	$56,113	$119	$(1,333)	$54,898

	Amortized cost	Gross unrealized		Fair value
December 31, 2018		Gains	Losses
Mortgage-backed securities	$5,390	$5	$(48)	$5,347
Municipal securities	4,858	12	(21)	4,849
Collateralized loan securities	18,935	51	(483)	18,503
Corporate bonds	20,150	6	(1,065)	19,091
Treasury bills	9,999	—	(3)	9,996

Total	$59,332	$74	$(1,620)	$57,786

During the three months ended March 31, 2019, gross proceeds from the sale of securities were $3,353. For the three months ended March 31, 2019, gross realized gains and losses amounted to $4 and $14, respectively. During the three months ended March 31, 2018, gross proceeds from the sale of securities were $10,000. For the three months ended March 31, 2018, gross realized gains and losses amounted to $0.

The amortized cost and fair value of securities available for sale by contractual maturity at March 31, 2019 are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in less than one year	$9,998	$9,996
Due after one through five years	5,608	5,547
Due after five through ten years	22,111	21,200
Due after ten years	18,396	18,155

Total	$56,113	$54,898

The following tables present fair values and the related unrealized losses in the securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in a continuous unrealized loss positions, as of the dates stated:

	Less than twelve months		Twelve months or more		Total
March 31, 2019	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-backed securities	$1,985	$(28)	$551	$(3)	$2,536	$(31)
Municipal securities	—	—	527	(7)	527	(7)
Collateralized loan securities	16,704	(348)	—	—	16,704	(348)
Corporate bonds	6,060	(440)	9,609	(505)	15,669	(945)
Treasury bills	9,996	(2)	—	—	9,996	(2)

Total	$34,745	$(818)	$10,687	$(515)	$45,432	$(1,333)

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

	Less than twelve months		Twelve months or more		Total
December 31, 2018	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-backed securities	$1,987	$(29)	$936	$(19)	$2,923	$(48)
Municipal securities	—	—	2,338	(21)	2,338	(21)
Collateralized loan securities	16,563	(483)	—	—	16,563	(483)
Corporate bonds	8,986	(565)	7,600	(500)	16,586	(1,065)
Treasury bills	9,996	(3)	—	—	9,996	(3)

Total	$37,532	$(1,080)	$10,874	$(540)	$48,406	$(1,620)

As of March 31, 2019 and December 31, 2018, investments with an unrealized loss position of 12 months or greater represented 9 and 12 securities, respectively. All loss positions were less than 10% of the value of the security, and/or related to investments that were rated as investment grade. No impairment has been recognized on any securities in a loss position because of management’s intent and ability to hold the securities to scheduled maturity or call dates. Management considers the impairment to be temporary in nature.

At March 31, 2019 and December 31, 2018, securities with carrying values of $3,055 and $3,665 and fair values of $3,070 and $3,659, respectively, were pledged as collateral to secure public deposits and for other purposes.

Note 3.	Restricted Equity Securities

Restricted equity securities recorded at cost are as follows as of March 31, 2019 and December 31, 2018 consist of:

	March 31, 2019	December 31, 2018
FHLB stock	$350	$352
Community Bankers’ Bank Stock	80	80
Other equity securities	456	502

Total	$886	$934

Each of the above noted securities has been evaluated for impairment. During the periods ended March 31, 2019 and March 31, 2018, the Company recognized no impairment on these securities. No ready market exists for these securities and they have no quoted value. However, the redemption of the stock has historically been at par value.

Note 4.	Loans Receivable and Allowance for Loan Losses

Major classifications of loans receivable at March 31, 2019 and December 31, 2018 are summarized as follows:

	March 31, 2019	December 31, 2018
Real Estate Construction	$17,357	$20,381
Commercial Real Estate	70,239	66,654
Residential Real Estate	34,537	34,710
Commercial and Industrial	24,840	23,758
Other	21,546	22,699

Gross loans	168,519	168,202
Less allowance for loan losses	(1,509)	(1,521)

Total loans, net	$167,010	$166,681

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

The following tables summarize activity related to the allowance for loan losses for the three months ended March 31, 2019 and for the year ended December 31, 2018, as well as the composition and information relative to impaired loans, by portfolio segment, as of March 31, 2019 and December 31, 2018:

	For the three months ended March 31, 2019
	Real Estate Construction	Commercial Real Estate	Residential Real Estate	Commercial and Industrial	Other	Total
Allowance for loan losses:
December 31, 2018	$109	$485	$243	$147	$537	$1,521
Charge-offs	—	—	—	—	(46)	(46)
Recoveries	8	—	—	5	21	34
Provision (recovery)	—	—	—	—	—	—

March 31, 2019	$117	$485	$243	$152	$512	$1,509

Ending balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	117	485	243	152	512	1,509

Total	$117	$485	$243	$152	$512	$1,509

Loans receivable:
Ending balances:
Individually evaluated for impairment	$53	$1,850	$869	$—	$36	$2,808
Collectively evaluated for impairment	17,304	68,389	33,668	24,840	21,510	165,711

Total	$17,357	$70,239	$34,537	$24,840	$21,546	$168,519

	For the year ended December 31, 2018
	Real Estate Construction	Commercial Real Estate	Residential Real Estate	Commercial and Industrial	Other	Total
Allowance for loan losses:
December 31, 2017	$156	$548	$296	$491	$635	$2,126
Charge-offs	—	(166)	—	—	(45)	(211)
Recoveries	29	23	1	22	15	90
Provision (recovery)	(76)	80	(54)	(366)	(68)	(484)

December 31, 2018	$109	$485	$243	$147	$537	$1,521

Ending balances:
Individually evaluated for impairment	$1	$—	$—	$—	$—	$1
Collectively evaluated for impairment	108	485	243	147	537	1,520

Total	$109	$485	$243	$147	$537	$1,521

Loans receivable:
Ending balances:
Individually evaluated for impairment	$54	$1,871	$1,037	$—	$60	$3,022
Collectively evaluated for impairment	20,327	64,783	33,673	23,758	22,639	165,180

Total	$20,381	$66,654	$34,710	$23,758	$22,699	$168,202

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

The following tables, by loan category, present at March 31, 2019 and December 31, 2018 loans individually evaluated and considered impaired. These tables include performing troubled debt restructurings.

March 31, 2019	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Real Estate Construction	$53	$53	$—	$53	$1
Commercial Real Estate	1,850	1,852	—	1,861	26
Residential Real Estate	869	933	—	893	8
Commercial and Industrial	—	—	—	—	—
Other	36	36	—	37	1

	2,808	2,874		2,844	35

With an allowance recorded:
Real Estate Construction	—	—	—	—	—
Commercial Real Estate	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial and Industrial	—	—	—	—	—
Other	—	—	—	—	—

	—	—	—	—	—

Total:
Real Estate Construction	53	53	—	53	1
Commercial Real Estate	1,850	1,852	—	1,861	26
Residential Real Estate	869	933	—	893	8
Commercial and Industrial	—	—	—	—	—
Other	36	36	—	37	1

	$2,808	$2,874	$—	$2,844	$35

December 31, 2018	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:
Real Estate Construction	$17	$17	$—	$18	$1
Commercial Real Estate	1,871	1,871	—	1,981	121
Residential Real Estate	1,037	1,111	—	1,204	61
Commercial and Industrial	—	—	—	—	—
Other	60	60	—	44	3

	2,985	3,059	—	3,247	186

With an allowance recorded:
Real Estate Construction	37	37	1	23	2
Commercial Real Estate	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial and Industrial	—	—	—	—	—
Other	—	—	—	—	—

	37	37	1	23	2

Total:
Real Estate Construction	54	54	1	41	3
Commercial Real Estate	1,871	1,871	—	1,981	121
Residential Real Estate	1,037	1,111	—	1,204	61
Commercial and Industrial	—	—	—	—	—
Other	60	60	—	44	3

	$3,022	$3,096	$1	$3,270	$188

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

An aging analysis of loans is presented below as of March 31, 2019 and December 31, 2018.

March 31, 2019	30 - 59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Current	Total Loans Receivable	Nonaccrual
Real Estate Construction	$61	$—	$—	$17,296	$17,357	$—
Commercial Real Estate	62	—	—	70,177	70,239	—
Residential Real Estate	258	—	—	34,279	34,537	220
Commercial and Industrial	—	—	—	24,840	24,840	—
Other	9	8	6	34,279	21,546	6

	$390	$8	$6	$168,115	$168,519	$226

December 31, 2018	30 - 59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Current	Total Loans Receivable	Nonaccrual
Real Estate Construction	$—	$—	$—	$20,381	$20,381	$—
Commercial Real Estate	—	—	—	66,654	66,654	—
Residential Real Estate	348	—	—	34,362	34,710	—
Commercial and Industrial	—	—	—	23,758	23,758	—
Other	101	6	209	22,383	22,699	284

	$449	$6	$209	$167,538	$168,202	$284

As of March 31, 2019 and December 31, 2018 there were $6 and $209 in loans past due and accruing over 90 days, respectively.

Credit Quality Indicators

The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company’s primary credit quality indicators use an internal credit risk rating system that categorizes loans into pass, special mention, or classified categories. Loans are typically risk rated and monitored individually. Loans excluded from the scope of the annual review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the creditworthiness of the borrower; or (c) the customer contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification as special mention, substandard or even charged off. The Company uses the following definitions for risk ratings:

Pass Included in this category are loans which expose the Company to an acceptable amount of credit risk. Loans in this category are not expected to result in loss in the near future.

Special Mention Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss Loans classified as loss are considered uncollectible and are in the process of being charged-off, as soon as practical, once so classified.

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

The following presents by loan segment and by credit quality indicator, the recorded investment in the Company’s loans as of March 31, 2019 and December 31, 2018:

March 31, 2019	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Real Estate Construction	$17,285	$72	$—	$—	$—	$17,357
Commercial Real Estate	69,057	743	439	—	—	70,239
Residential Real Estate	33,529	287	721	—	—	34,537
Commercial and Industrial	24,359	481	—	—	—	24,840
Other	21,510	20	16	—	—	21,546

Total	$165,740	$1,603	$1,176	$—	$—	$168,519

December 31, 2018	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Real Estate Construction	$20,345	$36	$—	$—	$—	$20,381
Commercial Real Estate	65,461	750	443	—	—	66,654
Residential Real Estate	33,610	331	769	—	—	34,710
Commercial and Industrial	23,265	493	—	—	—	23,758
Other	22,661	21	17	—	—	22,699

Total	$165,342	$1,631	$1,229	$—	$—	$168,202

In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. A modification of a loan constitutes a troubled debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Company offers various types of concessions when modifying a loan. Loans modified in a TDR often involve temporary interest-only payments, term extensions, converting revolving credit lines to term loans, reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, substituting or adding a new borrower or guarantor or extending the interest-only payment period. Additional collateral, a co-borrower, or a guarantor is often requested. The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described in the following categories:

Rate modification - A modification in which the interest rate is changed.

Term modification - A modification in which the maturity date, timing of payments or frequency of payments is changed.

Interest only modification - A modification in which the loan is converted to interest only payments for a period of time.

Other - Any other type of modification, including the use of multiple categories above.

During the three months ended March 31, 2019, there were no loans restructured as trouble debt restructurings. During the year ended December 31, 2018, there were two loans restructured as trouble debt restructurings.

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

The following table is a summary of information related to loan modifications for the year-ended December 31, 2018:

Troubled Debt Restructurings:	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Commercial Real Estate	2	$170	$170

Total	2	$170	$170

During the period, officers, directors, principal stockholders, and their affiliates (related parties) were customers of and had transactions with the Company in the ordinary course of business. In management’s opinion, these transactions were made on substantially the same terms as those prevailing for other customers for comparable transactions and did not involve more than normal risks. Loan activity to related parties is as follows:

	March 31, 2019	December 31, 2018
Beginning of the period	$3,891	$3,346
Additional borrowings	448	87
Curtailments	(1,054)	(1,637)
Relationship changes	(9)	2,095

End of the period	$3,276	$3,891

Note 5.	Deposits

At March 31, 2019, the scheduled maturities of time deposits are as follows:

2019	$12,921
2020	9,541
2021	3,769
2022	5,214
2023	1,339
Thereafter	288

Total	$33,072

The aggregate amount of time deposits in denominations of $250 or more at March 31, 2019 and December 31, 2018 was $5,598 and $5,307, respectively.

Note 6.	Borrowed Funds

The Company has an unsecured line of credit with Compass Bank, SunTrust Bank and Community Bankers’ Bank in the amounts of $5,800, $4,500, and $6,000, respectively. Each separate line of credit has a variable rate based on the lending bank’s daily federal funds sold rate and is due on demand. As of March 31, 2019, there were no outstanding balances on these lines of credit. As of December 31, 2018, there were $2,765, $0, and $4,635, respectively, outstanding on the lines of credit.

As a member of the Federal Home Loan Bank of Atlanta, the Company may obtain advances of up to 30% of total assets. At March 31, 2019 and December 31, 2018 the Company had outstanding FHLB advances or borrowings as follows:

	March 31, 2019	December 31, 2018
Maturing July 2019, at a fixed rate of 1.18%	$1,000	$1,000
Maturing June 2019, at a fixed rate of 1.56%	2,000	2,000

Total	$3,000	$3,000

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

Note 7.	Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”, a method whereby certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes within the consolidated financial statements for the year ended December 31, 2018 for more information. The accounting literature states that a deferred tax asset should be reduced by a valuation allowance if, based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized. The determination of whether a deferred tax asset is realizable is based on weighing all available evidence, including both positive and negative evidence. In making such judgments, significant weight is given to evidence that can be objectively verified.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities, and does not anticipate any adjustments that will result in a material adverse impact on the Company’s financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740, “Income Taxes.”

Note 8.	Fair Value of Financial Instruments

The Company values certain assets at fair value on a recurring basis. Assets valued at fair value on a recurring basis are those valued at fair value at each balance sheet date, whereas those valued on a nonrecurring basis are not re-measured as of each balance sheet date. There are no liabilities measured at fair value on a recurring basis.

The table below presents the balances of assets measured at fair value on a recurring or nonrecurring basis by level within the hierarchy of inputs that may be used to measure fair value.

	March 31, 2019
	Total	Level 1	Level 2	Level 3
Recurring basis:
Securities available for sale
Mortgage-backed securities	$5,321	$—	$5,321	$—
Municipal securities	1,716	—	1,716	—
Collateralized loan securities	18,644	—	18,644	—
Corporate bonds	19,221	—	17,721	1,500
Treasury bills	9,996	9,996	—	—

Total	$54,898	$9,996	$43,402	$1,500

Nonrecurring basis:
Impaired loans	$2,808	$—	$—	$2,808
Other real estate owned	147	—	—	147

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Recurring basis:
Securities available for sale
Mortgage-backed securities	$5,347	$—	$5,347	$—
Municipal securities	4,849	—	4,849	—
Collateralized loan securities	18,503	—	18,503	—
Corporate bonds	19,091	—	17,591	1,500
Treasury bills	9,996	9,996	—	—

Total	$57,786	$9,996	$57,786	$1,500

Nonrecurring basis:
Impaired loans	$3,022	$—	$—	$3,022
Loans held for sale	565	—	565	—
Other real estate owned	147	—	—	147

Virginia Community Bankshares, Inc.

Notes to Unaudited Consolidated Interim Financial Statements (dollars in thousands)

Note 9.	Business Combination

On May 14, 2019, the Company and Blue Ridge Bankshares, Inc. (“Blue Ridge”) jointly announced the signing of a definitive merger agreement pursuant to which Blue Ridge will acquire the Company in a transaction valued at $59.23 per share or approximately $42.5 million in aggregate, based on the 10-day volume weighted average price of Blue Ridge common stock.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

between

BLUE RIDGE BANKSHARES, INC.

and

VIRGINIA COMMUNITY BANKSHARES, INC.

May 13, 2019

A-i

LIST OF EXHIBITS

EXHIBIT 1.1	Plan of Merger
EXHIBIT 1.3(a)	Form of Subsidiary Bank Agreement and Plan of Merger
EXHIBIT 5.8(a)	Form of VCB Affiliate Agreement
EXHIBIT 5.8(b)	Form of BRB Affiliate Agreement
EXHIBIT 5.9	Form of Director Noncompetition Agreement

A-ii

INDEX OF DEFINED TERMS

ACA	Section 3.3(o)(ii)
Acquisition Proposal	Section 5.5(c)
Affected Agreements	Section 5.14(b)
Agreement	Recitals
BHCA	Section 3.3(a)
Blue Ridge Bank	Section 1.3(a)
BRB	Recitals
BRB Benefit Plan(s)	Section 3.3(p)(i)
BRB Board Intervening Event	Section 5.3(b)
BRB Board Recommendation	Section 5.3(b)
BRB Common Stock	Section 2.1(a)
BRB Financial Statements	Section 3.3(f)(ii)
BRB Material Contract	Section 3.3(j)(iii)
BRB Shareholder Approval	Section 3.3(c)(i)
BRB Shareholders Meeting	Section 5.3(b)
BRB Stock Plan	Section 3.3(d)(iii)
BRB Termination Fee	Section 7.4(c)
Bank Reports	Section 3.3(g)
Cash Consideration	Section 2.1(b)(i)
Cash Designee Shares	Section 2.2(c)(i)(B)
Cash Election Shares	Section 2.2(a)(i)
Closing	Section 1.2(b)
Closing Date	Section 1.2(b)
Code	Recitals
Computer Systems	Section 3.3(cc)(i)
Confidentiality Agreement	Section 5.2(c)
Continuing Bank	Section 1.3(a)
Covered Person Indemnified Parties	Section 5.13(a)
CRA	Section 3.3(k)
Derivative Contract	Section 3.3(v)(iv)
Director Noncompetition Agreements	Section 5.9
Disclosure Letter	Section 3.1(a)
Dissenting Shares	Section 2.8
ERISA	Section 3.3(o)(i)
ERISA Affiliate	Section 3.3(o)(i)
Effective Time	Section 1.2(a)
Election Deadline	Section 2.2(a)
Election Form	Section 2.2(a)
Environmental Claim	Section 3.3(s)(iv)(A)
Environmental Laws	Section 3.3(s)(iv)(B)
Exchange Act	Section 3.3(c)(iv)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.3(a)

A-iii

FDIC	Section 3.3(b)
Financial Statements	Section 3.3(f)(iv)
GAAP	Section 3.3(f)(i)
Governmental Authority	Section 3.3(k)
Intellectual Property	Section 3.3(u)
Joint Proxy Statement	Section 3.3(c)(iv)
Knowledge	Section 3.2(c)
Loan	Section 3.3(r)(xi)
Loan Loss Allowance	Section 3.3(r)(iii)
Material Adverse Effect	Section 3.2(b)
Materials of Environmental Concern	Section 3.3(s)(iv)(C)
Merger	Recitals
Merger Consideration	Section 2.1(b)(ii)
No Election Stock Designee Shares	Section 2.2(c)(iii)(B)
No Election Shares	Section 2.2(a)(iii)
OREO	Section 3.3(r)(iv)
Organizational Documents	Section 3.3(a)
Permitted Liens	Section 3.3(m)(i)
Plan of Merger	Section 1.1
Pre-Closing Dividend	Section 5.22
Proceeding	Section 3.3(k)
Registration Statement	Section 3.3(c)(iv)
Regulatory Approvals	Section 5.6(a)
Regulatory Agencies	Section 3.3(g)
Rights	Section 3.3(d)(iv)
SEC	Section 3.3(c)(iv)
Sarbanes-Oxley Act	Section 3.3(f)(iii)
Securities Act	Section 3.3(c)(iv)
Stock Consideration	Section 2.1(b)(ii)
Stock Conversion Number	Section 2.2(a)
Stock Designee Shares	Section 2.2(c)(ii)(B)
Stock Election Shares	Section 2.2(a)(ii)
Subsidiary(ies)	Section 3.3(b)
Subsidiary Bank Merger	Section 1.3(a)
Subsidiary Merger Effective Time	Section 1.3(a)
Superior Proposal	Section 5.5(d)
Tax	Section 3.3(l)(i)
Tax Returns	Section 3.3(l)(i)
Taxes	Section 3.3(l)(i)
Technology Systems	Section 3.3(u)
Terminated BRB Benefit Plan	Section 3.3(p)(ix)
Terminated VCB Benefit Plan	Section 3.3(o)(xiv)
Trading Market	Section 5.4(d)
Treasury Regulations	Recitals
VCB	Recitals
VCB Benefit Plan(s)	Section 3.3(o)(i)

A-iv

VCB Board Recommendation	Section 5.3(a)
VCB Board Intervening Event	Section 5.3(a)
VCB Book-Entry Shares	Section 2.1(d)
VCB Closing Balance Sheet	Section 6.2(e)
VCB Common Certificate	Section 2.1(d)
VCB Common Stock	Section 2.1(b)
VCB Continuing Employees	Section 5.10(a)
VCB Directors	Section 1.4(a)
VCB Financial Statements	Section 3.3(f)(i)
VCB Material Contract	Section 3.3(j)(i)
VCB Shareholder Approval	Section 3.3(c)(i)
VCB Shareholders Meeting	Section 5.3(a)
VCB Termination Fee	Section 7.4(b)
VCB’s Tangible Equity	Section 6.2(e)
VSCA	Section 1.1

A-v

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of May 13, 2019, between BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRB”), and VIRGINIA COMMUNITY BANKSHARES, INC., a Virginia corporation (“VCB”).

WHEREAS, the Boards of Directors of BRB and VCB have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of VCB with and into BRB (the “Merger”);

WHEREAS, the Boards of Directors of BRB and VCB have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes and applicable state income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any comparable provision of state law), and the treasury regulations promulgated under the Code (and any future amendments to such regulations and any corresponding provisions of succeeding regulations) (the “Treasury Regulations”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

The Merger and Related Matters

1.1    The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2(a)), VCB will be merged with and into BRB pursuant to the Plan of Merger attached hereto as Exhibit 1.1 and made a part hereof (the “Plan of Merger”). The separate corporate existence of VCB thereupon shall cease, and BRB will be the surviving corporation in the Merger. The Merger will have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”).

1.2    Effective Time; Closing.

(a)    On the Closing Date (as defined below), the parties shall execute and cause to be filed the Articles of Merger with the Virginia State Corporation Commission as provided in Section 13.1-720 of the VSCA. The Merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission or at such other date and time as mutually agreed to by the parties and set forth in the Articles of Merger (the “Effective Time”).

(b)    Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time at the offices of Williams Mullen, 200 South 10th Street, Suite 1600, Richmond, Virginia, on the fifth (5th) business day after the satisfaction or, to the extent permitted by Law, waiver, of the conditions set forth in Article 6 (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other date mutually agreed to by the parties and which shall be held at or prior to the Effective Time (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties on the Closing Date.

1.3    Subsidiary Bank Merger.

(a)    At the Effective Time or as soon thereafter as reasonably practicable, Virginia Community Bank, the wholly-owned Virginia chartered commercial bank subsidiary of VCB, shall be merged (the “Subsidiary Bank Merger”) with and into Blue Ridge Bank, National Association, the wholly-owned national banking association subsidiary of BRB (“Blue Ridge Bank”), pursuant to a Subsidiary Bank Agreement and Plan of Merger, the form of which is attached hereto as Exhibit 1.3(a). Blue Ridge Bank shall be the surviving bank in the Subsidiary Bank Merger (referred to herein as the “Continuing Bank” whenever reference is made to it as of the effective date and time of the Subsidiary Bank Merger (“Subsidiary Merger Effective Time”) or thereafter). As soon as practicable after the approval of this Agreement by the Boards of Directors of BRB and VCB, each of BRB, Blue Ridge Bank, VCB and Virginia Community Bank, respectively, shall take all actions necessary, including effecting the necessary shareholder and board of director approvals, to approve and adopt a final Subsidiary Bank Agreement and Plan of Merger with respect to the Subsidiary Bank Merger, all of which shall be conditioned on the consummation of the Merger. Prior to the Subsidiary Merger Effective Time, such parties shall take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Bank Merger.

(b)    BRB may at any time change the method or timing of effecting the combination of Blue Ridge Bank and Virginia Community Bank if and to the extent BRB deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the VCB shareholders, (iii) adversely affect the ability of the Merger to quality as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Bank Merger occurring prior to the Merger; and provided, further, that (x) BRB shall provide VCB with five (5) days’ prior written notice of such change and the reasons therefor, and (y) BRB shall not make any change that would materially affect the tax consequences to VCB or its shareholders without the prior written consent of VCB (such consent not to be unreasonably withheld, conditioned or delayed).

1.4    Corporate Governance and Related Matters.

(a)    On or prior to the Effective Time, the Board of Directors of BRB shall cause two (2) directors of VCB (to be chosen by mutual agreement of BRB and VCB) and Mr. Arthur Pierce Stone (collectively, the “VCB Directors”) to be appointed as directors of BRB as of the Effective Time to serve until the next annual meeting of the shareholders of BRB following the Effective Time. Subject to compliance by the Board of Directors of BRB with its fiduciary duties (including compliance with BRB’s Organizational Documents and corporate governance guidelines), BRB shall nominate and recommend each VCB Director for reelection to the Board of Directors of BRB at the first annual meeting of the shareholders of BRB following the Effective Time, and BRB’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of BRB that its shareholders vote to reelect each VCB Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of BRB.

(b)    On or prior to the Subsidiary Merger Effective Time, BRB as the sole shareholder of Blue Ridge Bank shall cause the VCB Directors to be appointed as directors of Blue Ridge Bank as of the Subsidiary Merger Effective Time to serve until the next annual meeting of the shareholders of Blue Ridge Bank following the Effective Time. Provided that each VCB Director continues to be eligible to serve as a director of BRB, and subject to compliance by the Board of Directors of Blue Ridge Bank with its fiduciary duties (including compliance with Blue Ridge Bank’s Organizational Documents and corporate governance guidelines) Blue Ridge Bank shall nominate each VCB Director for reelection to the Board of Directors of Blue Ridge Bank at the first annual meeting of the shareholder of Blue Ridge Bank following the Effective Time.

(c)    The headquarters of BRB will be located in Charlottesville, Virginia effective at the Effective Time or as soon thereafter as practicable.

1.5    Articles of Incorporation and Bylaws of BRB.

The Articles of Incorporation of BRB as in effect immediately prior to the Effective Time will be the Articles of Incorporation of BRB at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BRB as in effect immediately prior to the Effective Time will be the Bylaws of BRB at and after the Effective Time until thereafter amended in accordance with applicable law.

1.6    Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder (and any comparable provision of state law) for federal income tax purposes and applicable state income tax purposes, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. BRB and VCB shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this

Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law.

ARTICLE 2

Merger Consideration; Election, Allocation and Exchange Procedures

2.1    Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of BRB or VCB, or their respective shareholders:

(a)    Subject to Section 2.1(e), each share of common stock, no par value per share, of BRB (“BRB Common Stock”), that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b)    Subject to Section 2.1(e) and the allocation procedures of Section 2.2, each share of common stock, par value $5.00 per share, of VCB (“VCB Common Stock”), that is issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 2.8), shall be converted into and exchanged for the right to receive, at the election of the holder thereof, either:

(i)    cash in the amount of $58.00 per share (the “Cash Consideration”); or

(ii)    3.05 shares of BRB Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

(c)    All shares of VCB Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d)    Each certificate previously representing shares of VCB Common Stock (a “VCB Common Certificate”) and the non-certificated shares of VCB Common Stock (the “VCB Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of VCB Common Stock (i) the Merger Consideration upon the surrender of such VCB Common Certificate or VCB Book-Entry Shares in accordance with Section 2.3, and (ii) any dividends or distributions or cash in lieu of fractional shares which the holder thereof has the right to receive pursuant to Sections 2.4 and 2.6.

(e)    Each share of VCB Common Stock held by either party and each share of BRB Common Stock held by VCB or any of VCB’s Subsidiaries (as defined herein) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BRB Common Stock shall resume the status of authorized and unissued shares of BRB Common Stock.

2.2    Election and Allocation Procedures.

(a)    Prior to the Effective Time, BRB shall appoint Computershare Trust Company, N.A. (or such other company or entity as BRB and VCB may mutually agree to designate) to act as the exchange agent (the “Exchange Agent”) for purposes of conducting the election, allocation and exchange procedures described in this Article 2. Provided that VCB has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall provide to the holders of VCB Common Stock as of the record date established by the Board of Directors of VCB for the VCB Shareholder Meeting, contemporaneously with, or in no event more than ten (10) days after, the mailing of the Joint Proxy Statement (as defined herein), an election form in such form as BRB and VCB shall reasonably agree (the “Election Form”). Each Election Form shall permit a holder of VCB Common Stock (or the beneficial owner through appropriate and customary documentation and instruction):

(i)    to elect to receive the Cash Consideration with respect to all or any of such holder’s VCB Common Stock (collectively, the “Cash Election Shares”);

(ii)    to elect to receive the Stock Consideration with respect to all or any of such holder’s VCB Common Stock (collectively, the “Stock Election Shares”); or

(iii)    to indicate that such holder makes no election with respect to such holder’s shares of VCB Common Stock (collectively, the “No Election Shares”).

Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of VCB Common Stock that will be converted into the Stock Consideration (the “Stock Conversion Number”) shall be equal to the product of (A) 60% and (B) the number of shares of VCB Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of VCB Common Stock held by either party and each share of BRB Common Stock held by VCB or any of VCB’s Subsidiaries (as defined herein) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted)) rounded down to the nearest whole share. Any shares of VCB Common Stock with respect to which the holder (or the beneficial owner, as the case may be) either (X) has not submitted to the Exchange Agent an effective, properly completed Election Form by the Election Deadline (as defined herein), or (Y) has revoked an Election Form prior to the Election Deadline and has not resubmitted a properly completed Election Form prior to the Election Deadline, shall be designated No Election Shares. For purposes of this Agreement, the term “Election Deadline” means 5:00 p.m., Eastern Time, on the business day immediately prior to the VCB Shareholders Meeting, or such other date as BRB and VCB shall mutually agree upon.

(b)    Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither BRB nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(c)    Within five (5) business days after the Effective Time, BRB shall cause the Exchange Agent to allocate the Merger Consideration, which shall be effected by the Exchange Agent as follows:

(i)    If the total number of Stock Election Shares is greater than the Stock Conversion Number, then:

(A)    each Cash Election Share and each No Election Share shall be converted into the right to receive the Cash Consideration;

(B)    the Exchange Agent will select, on a strictly pro rata basis based upon the number of such Stock Election Shares submitted, from among the holders of Stock Election Shares, a sufficient number of such shares (the “Cash Designee Shares”) such that the total amount of Stock Election Shares minus the sum of the Cash Designee Shares and the Dissenting Shares (as defined herein) equals the Stock Conversion Number, and each Cash Designee Share shall be converted into the right to receive the Cash Consideration; and

(C)    each remaining unconverted Stock Election Share (after application of subsection (B) above) shall be converted into the right to receive the Stock Consideration.

(ii)    If the total number of Stock Election Shares and No Election Shares is less than the Stock Conversion Number, then:

(A)    each Stock Election Share and each No Election Share shall be converted into the right to receive the Stock Consideration;

(B)    the Exchange Agent will select, on a strictly pro rata basis based upon the number of such Cash Election Shares submitted, from among the holders of Cash Election Shares, a sufficient number of such shares (the “Stock Designee Shares”) such that the total amount of Stock Election Shares and No Election Shares plus the Stock Designee Shares equals the Stock Conversion Number, and each Stock Designee Share shall be converted into the right to receive the Stock Consideration; and

(C)    each remaining unconverted Cash Election Share (after application of subsection (B) above) shall be converted into the right to receive the Cash Consideration.

(iii)    If the total number of Stock Election Shares is less than the Stock Conversion Number, but the total number of Stock Election Shares and No Election Shares is greater than the Stock Conversion Number, then:

(A)    each Stock Election Share shall be converted into the right to receive the Stock Consideration and each Cash Election Share shall be converted into the right to receive the Cash Consideration;

(B)    the Exchange Agent will select, on a strictly pro rata basis based upon the number of such No Election Shares submitted, from among the holders of No Election Shares, a sufficient number of such shares (“No Election Stock Designee Shares”) such that the total amount of Stock Election Shares plus the No Election Stock Designee Shares equals the Stock Conversion Number. Each No Election Stock Designee Share shall be converted into the right to receive the Stock Consideration; and

(C)    each remaining unconverted No Election Share (after application of subsection (B) above) shall be converted into the right to receive the Cash Consideration.

2.3    Exchange Procedures.

(a)    On or before the Closing Date, BRB shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of the VCB Common Certificates and VCB Book-Entry Shares, (i) the number of shares of BRB Common Stock to be issued pursuant to this Article 2, which shares may be, at the election of BRB, either certificates representing the shares of BRB Common Stock or non-certificated shares of BRB Common Stock, and (ii) cash equal to the aggregate amount of the Cash Consideration payable pursuant to this Article 2, together with any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for certificates representing outstanding shares of VCB Common Stock and VCB Book-Entry Shares.

(b)    As promptly as practicable after the Exchange Agent completes the allocation procedures set forth in Section 2.2, and in no event later than five (5) business days thereafter, BRB shall cause the Exchange Agent to send to each former shareholder of record of VCB Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s VCB Common Certificates or VCB Book-Entry Shares for the Merger Consideration.

(c)    BRB shall cause the Merger Consideration into which shares of VCB Common Stock are converted at the Effective Time, and dividends or distributions that a VCB shareholder shall be entitled to receive, and any cash to be paid in lieu of fractional shares, to be issued and paid to such VCB shareholder promptly following the later to occur of (i) delivery to the Exchange Agent of VCB Common Certificates and VCB Book-Entry Shares representing such shares of VCB Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto and (ii) the Effective Time. No interest will accrue or be paid on any cash to be paid pursuant to Sections 2.4 or 2.6. If this Agreement is terminated following the delivery by any VCB shareholder of his, her or its VCB Common Certificates or VCB Book-Entry Shares to the Exchange Agent, BRB will instruct the Exchange Agent to promptly return such VCB Common Certificates or VCB Book-Entry Shares to the record holder thereof.

(d)    Any VCB shareholder whose VCB Common Certificates or VCB Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions, and cash in lieu of fractional shares upon compliance with reasonable conditions imposed by BRB pursuant to applicable law and as required in accordance with BRB’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of VCB for nine (9) months after the Effective Time shall be returned to BRB (together with any earnings in respect thereof). Any shareholders of VCB who have not complied with this Article 2 shall thereafter be entitled to look only to BRB, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of VCB Common Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon.

(f)    None of the Exchange Agent, either of the parties hereto or any of BRB’s Subsidiaries (as defined herein) or VCB’s Subsidiaries (as defined herein) shall be liable to any shareholder of VCB for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.4    No Fractional Shares.

Each holder of shares of VCB Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of BRB Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of BRB Common Stock multiplied by the closing sale price per share of BRB Common Stock on the trading day immediately preceding the Effective Time that shares of BRB Common Stock actually traded, as reported on the OTC Pink marketplace.

2.5    Anti-Dilution.

In the event BRB changes (or establishes a record date for changing) the number of shares of BRB Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Stock Consideration.

2.6    Dividends.

No dividend or other distribution payable to the holders of record of BRB Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any VCB Common Certificate or VCB Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the VCB Common Certificate or VCB Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.3(d)) for exchange as provided in Section 2.3 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7    Withholding Rights.

Each of BRB and the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined herein) law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8    Dissenting Shares.

Any holder of shares of VCB Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Article 15 of the VSCA shall be entitled to receive from BRB, in lieu of the Merger Consideration, the value of such shares as to which appraisal rights have been perfected in cash as determined pursuant to the VSCA; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of the VSCA, and surrendered to VCB the certificate or certificates representing the shares for which payment is being made (the “Dissenting Shares”). In the event that after the Effective Time a dissenting shareholder of VCB fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, BRB shall issue and deliver the consideration to which such holder of shares of VCB Common Stock is entitled under this Article 2 (without interest) upon surrender by such holder of the VCB Common Certificate or VCB Book-Entry Shares representing such shares.

ARTICLE 3

Representations and Warranties

3.1    Disclosure Letters.

(a)    Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3, or to one or more of its covenants or agreements contained in Articles 4 or 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b)    Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross-reference) that such disclosure applies to such other subsections.

3.2    Standard.

(a)    No representation or warranty of BRB or VCB contained in Section 3.3 (other than the representations and warranties contained in (i) Section 3.3(d), Section 3.3(e), Section 3.3(h)(ii), Section 3.3(aa)(i) and Section 3.3(dd), which shall be true and correct in all respects (other than, in the case of Section 3.3(d) and Section 3.3(e) only, such failures to be true and correct as are de minimis) and (ii) Section 3.3(c)(i), which shall be true and correct in all material respects) will be deemed untrue or incorrect, including for purposes of Section 6.2(a) and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party (it being understood that in applying the standard set forth in this Section 3.2(a), all materiality and “Material Adverse Effect” qualifications and exceptions contained in the individual representations and warranties shall be disregarded).

(b)    The term “Material Adverse Effect,” as used with respect to a party, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i), a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws and regulations by any Governmental Authority, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to BRB, VCB, or their respective Subsidiaries, (D) any actions expressly permitted or required by this Agreement or that are taken with the written consent of the other party, (E) the existence or public disclosure of this Agreement or the transactions contemplated hereby, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its Subsidiaries, (F) any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, or (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party hereto and its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.

(c)    The term “Knowledge” with respect to BRB, shall mean the actual knowledge, and such knowledge that would be obtained after due inquiry, of those individuals set forth in Section 3.2 of BRB’s Disclosure Letter and, with respect to VCB, shall mean the actual knowledge, and such knowledge that would be obtained, after due inquiry, of those individuals set forth in Section  3.2 of VCB’s Disclosure Letter.

3.3    Representations and Warranties.

Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters, BRB represents and warrants to VCB, to the extent such representation or warranty is applicable to BRB, and VCB represents and warrants to BRB, to the extent such representation or warranty is applicable to VCB, except where expressly stated otherwise, as follows:

(a)    Organization, Standing and Power. It is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. It has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). It is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. Neither it nor any of its Subsidiaries is in violation of any provision of the Organizational Documents or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable. True and complete copies of its Articles of Incorporation, Bylaws or other similar governing instruments (the “Organizational Documents”), in each case as amended to the date hereof, and as in full force and effect as of the date hereof, are attached to its Disclosure Letter.

(b)    Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation, limited liability company, partnership or statutory trust, validly existing and in good standing under applicable laws of the jurisdiction in which it is incorporated or organized, (ii) has full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except as set forth in Section 13.1-653 of the VSCA and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no Proceedings for the termination of such insurance are pending or threatened. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows each Subsidiary’s jurisdiction of incorporation, each jurisdiction in which each Subsidiary is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary. Section 3.3(b) of VCB’s Disclosure Letter also lists any corporation, bank or other business organization of which VCB or Virginia Community Bank owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows for each such entity its jurisdiction of incorporation, each jurisdiction in which such entity is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of such entity.

The term “Subsidiary” when used with respect to any party means any corporation, bank or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c)    Authority; No Breach of the Agreement.

(i)    It has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the BRB Shareholder Approval (as defined herein) and the VCB Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by it have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its board of directors), subject only to the receipt of (A) in the case of VCB, approval of this Agreement and the Plan of Merger by the holders of more than two-thirds of the outstanding shares of VCB Common Stock (the “VCB Shareholder Approval”) and (B) in the case of BRB, approval of this Agreement and the Plan of Merger by the holders of more than two-thirds of the outstanding shares of BRB Common Stock (the “BRB Shareholder Approval”).

(ii)    This Agreement has been duly executed and delivered by it and assuming due authorization, execution and delivery of this Agreement by the other party, this Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. BRB represents and warrants that the BRB Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(iii)    Except as set forth on Section 3.3(c)(iii) of VCB’s Disclosure Letter, neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of its Organizational Documents; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to (1) any note, bond, mortgage or indenture to which it or any of its Subsidiaries is a party, (2) in the case of VCB, any VCB Material Contract or obligation, to which VCB or any of VCB’s Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound, or (3) in the case of BRB, any BRB Material Contract or obligation, to which BRB or any of BRB’s Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv)    Except for (A) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHCA, and approval of such applications, filings and notices, (B) the filing of applications, filings and notices, as applicable, with the Bureau of Financial Institutions of the Virginia State Corporation Commission and the Office of the Comptroller of the Currency in connection with the Merger and the Subsidiary Bank Merger, and approval of such applications, filings and notices, (C) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of BRB and VCB constituting a part thereof, the “Joint Proxy Statement”) relating to the BRB Shareholders Meeting (as defined herein) and the VCB Shareholders Meeting (as defined herein), and of the registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BRB in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (D) the filing of the Articles of Merger with, and the issuance of a Certificate of Merger by, the Virginia State Corporation Commission pursuant to the VSCA, and (E) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BRB Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the transactions contemplated hereby, including the Merger. As of the date hereof, it is not aware of any reason why the necessary Regulatory Approvals and consents will not be received in order to permit consummation of the transactions contemplated hereby, including the Merger.

(d)    BRB Capital Stock. BRB represents and warrants that:

(i)    As of May 10, 2019, the authorized capital stock of BRB consists of: (1) 10,000,000 shares of common stock, no par value per share, of which 4,329,616 shares are issued and outstanding, and (2) 250,000 shares of preferred stock, par value $50.00 per share, of which no shares are issued and outstanding;

(ii)    All outstanding shares of capital stock of BRB have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii)    As of May 10, 2019, no shares of BRB Common Stock are subject to options to purchase BRB Common Stock and 52,750 shares of BRB Common Stock are subject to unvested restricted stock awards granted under an equity or equity-based compensation plan of BRB (a “BRB Stock Plan”); and

(iv)    As of the date of this Agreement, no shares of capital stock of BRB are reserved for issuance, and there are no outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which BRB is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each BRB Stock Plan and as set forth in Section 3.3(d)(iv) of its Disclosure Letter.

(e)    VCB Capital Stock. VCB represents and warrants that:

(i)    As of May 10, 2019, the authorized capital stock of VCB consists of: (1) 10,000,000 shares of common stock, par value $5.00 per share, of which 717,471 shares are issued and outstanding; and (2) no shares of preferred stock, $25.00 par value per share, of which no shares are issued and outstanding;

(ii)    All outstanding shares of capital stock of VCB have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii)    As of May 10, 2019, no shares of VCB Common Stock are subject to options to purchase VCB Common Stock and no shares of VCB Common Stock are subject to unvested restricted stock awards, and VCB does not have any equity or equity-based compensation plans; and

(iv)    As of the date of this Agreement, no shares of capital stock of VCB are reserved for issuance, and there are no outstanding or authorized Rights with respect to any shares of its capital stock.

(f)    Financial Statements.

(i)    VCB (A) has made available to BRB copies of VCB’s (i) audited consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes to the financial statements and (ii) unaudited, unconsolidated calculation of VCB’s total shareholders’ equity for the quarter ended March 31, 2019, and (B) will promptly deliver to BRB following the date of this Agreement (and in no event later than the tenth (10th) day following the date of this Agreement) copies of VCB’s unaudited consolidated balance sheets and related consolidated statements of income for the quarter ended March 31, 2019 (such items described in clauses (A) and (B), the “VCB Financial Statements”). VCB will make available to BRB, as soon as reasonably practicable following the preparation thereof, unaudited consolidated balance sheets and related consolidated statements of income for each subsequent calendar quarter. The VCB Financial Statements fairly present (or, in the case of financial statements for quarterly periods prepared and delivered to BRB after the date of this Agreement, will fairly present) the consolidated financial position of VCB and its Subsidiaries, as at the respective dates and the consolidated results of its operations and, to the extent included, cash flows for the periods indicated, in each case in accordance with accounting principles generally accepted in the United States of America (“GAAP”) consistently applied during the period indicated, except in each case as may be noted therein, and subject, in the case of unaudited interim statements, to normal year-end audit adjustments.

(ii)    BRB has made available to VCB copies of BRB’s (A) audited consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes to the financial statements, and (B) unaudited consolidated balance sheets and related consolidated statements of income for the quarter ended March 31, 2019 (together, the “BRB Financial Statements”), and will make available to VCB, as soon as reasonably practicable following the preparation thereof, similar financial statements for each subsequent calendar quarter. The BRB Financial Statements fairly present (or, in the case of financial statements for quarterly periods prepared and delivered to VCB after the date of this Agreement, will fairly present) the consolidated financial position of BRB and its Subsidiaries, as at the respective dates and the consolidated results of its operations and, to the extent included, cash flows for the periods indicated, in each case in accordance with GAAP consistently applied during the period indicated, except in each case as may be noted therein, and subject, in the case of unaudited interim statements, to normal year-end audit adjustments.

(iii)    It and each of its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with general or specific authorization of its board of directors and duly authorized executive officers, (B) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to it or other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (C) access to the properties and assets of it and any of its Subsidiaries is permitted only in accordance with general or specific authorization of its board of directors and duly authorized executive officers, and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences. Neither it nor any of its Subsidiaries is subject to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and nothing contained in this Section 3.3(e)(iii) shall be construed as a representation or warranty that its or its Subsidiaries’ internal accounting controls are, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act.

(iv)    For the purposes of this Agreement, “Financial Statements” means the VCB Financial Statements or the BRB Financial Statements, as applicable to each party.

(g)    Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2015 with the Board of Governors of the Federal Reserve System, the FDIC, the Office of the Comptroller of the Currency, the Bureau of Financial Institutions of the Virginia State Corporation Commission and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or any of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States or any state or the rules or regulations of any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it. Except as set forth on Section 3.3(g) of VCB’s Disclosure Letter, any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Copies of all Bank Reports filed since December 31, 2015 by each party have been provided to the other party (except to the extent that such Bank Reports are publicly available). Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending Proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2015, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.

(h)    Absence of Certain Changes or Events. Since December 31, 2018, (i) it and each of its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it.

(i)    Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in the Bank Reports or Financial Statements filed by it or its Subsidiaries or made available to the other party prior to the date of this Agreement, (ii) liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since December 31, 2018 has not incurred (except as permitted by Article 4 of this Agreement), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the Bank Reports or Financial Statements of it or any of its Subsidiaries).

(j)    Material Contracts; Defaults.

(i)    Set forth in Section 3.3(j)(i) of VCB’s Disclosure Letter is a list that includes each of the following agreements, contracts, arrangements, commitments or understandings (whether written or oral) that VCB or any of its Subsidiaries is a party to, bound by or subject to (each, a “VCB Material Contract”): (A) with respect to employment of an officer or director or engagement of a consultant, including any employment, severance, termination, consulting or retirement agreement, (B) which would entitle any present or former director, officer, employee or agent of VCB or any of its Subsidiaries to indemnification from VCB or any of its Subsidiaries, (C) which would be required to be filed as an exhibit to a Form 10-K filed by VCB as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act, if VCB were subject to such reporting requirements, (D) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on sixty (60) days or less notice and involving the payment or value of more than $30,000 per year and/or has a termination fee, (E) which relates to the incurrence of indebtedness (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta, and sales of securities subject to repurchase, in each case, in the ordinary course of business), (F) which grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, rights, assets or businesses of VCB or any of its Subsidiaries, (G) which involves the purchase or sale of assets with a purchase price of $100,000 or more in any single case or $250,000 in all such cases, other than purchases and sales of investment securities and loans in the ordinary course of business consistent with past practice, (H) which provides for the payment by VCB or any of its Subsidiaries of payments upon a change in control thereof, (I) which is a lease for any real or material personal property owned or presently used by VCB or any of its Subsidiaries or which involves the acquisition or disposition of any real property, (J) involves Intellectual Property (as defined herein) (other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses) that is material to its business or the business of any of its Subsidiaries, (K) which materially restricts the conduct of any business by VCB or any of its Subsidiaries or limits the freedom of VCB or any of its Subsidiaries to engage in any line of business in any geographic area (or would so restrict BRB or the Continuing Bank or any of its affiliates after consummation of the Merger) or which requires exclusive referrals of business or requires VCB or any of its Subsidiaries to offer specified products or services to their customers or depositors on a priority or exclusive basis, (L) that prohibits or materially restricts the conduct of business by it or to the Knowledge of VCB, any of its Subsidiaries or any of its personnel in VCB’s geographic area or its or their ability to compete in any VCB line of business, or (M) which is with respect to, or otherwise commits VCB or any of its Subsidiaries to do, any of the foregoing.

(ii)    Each VCB Material Contract is valid and binding on VCB or the respective Subsidiary of VCB and is in full force and effect (other than due to the ordinary expiration thereof) and, to the Knowledge of VCB, is valid and binding on the other parties thereto. Neither VCB nor any of its Subsidiaries is, and, to the Knowledge of VCB, no other party thereto is, in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits which is reasonably likely to have a Material Adverse Effect, and to the Knowledge of VCB there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(iii)    BRB has previously provided or made available to VCB each of the following agreements, contracts, arrangements, commitments or understandings (if oral, a short summary thereof) that BRB or any of its Subsidiaries is a party to, bound by or subject to (each, a “BRB Material Contract”): (A) with respect to employment of an officer or director or engagement of a consultant, including any employment, severance, termination, consulting or retirement agreement, (B) which would entitle any present or former director, officer, employee or agent of BRB or any of its Subsidiaries to indemnification from BRB or any of its Subsidiaries, (C) which would be required to be filed as an exhibit to a Form 10-K filed by BRB as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act, if BRB were subject to such reporting requirements, (D) which provides for the payment by BRB or any of its Subsidiaries of payments upon a change of control thereof, (E) which is a lease for any real or material personal property owned or presently used by BRB or any of its Subsidiaries or which involves the acquisition or disposition of any real property, (F) that prohibits or materially restricts the conduct of any business by BRB or any of its Subsidiaries or limits the freedom of BRB or any of its Subsidiaries to engage in any line of business in BRB’s geographic area (or would so restrict BRB or the Continuing Bank or any of its affiliates after consummation of the Merger) or which requires exclusive referrals of business or requires BRB or any of its Subsidiaries to offer specified products or services to their customers or depositors on a priority or exclusive basis, or (G) which is with respect to, or otherwise commits BRB or any of its Subsidiaries to do, any of the foregoing.

(iv)    Each BRB Material Contract is valid and binding on BRB or the respective Subsidiary of BRB and is in full force and effect (other than due to the ordinary expiration thereof) and, to the Knowledge of BRB, is valid and binding on the other parties thereto. Neither BRB nor any of its Subsidiaries is, and, to the Knowledge of BRB, no other party thereto is, in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits which is reasonably likely to have a Material Adverse Effect, and to the Knowledge of BRB there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(k)    Legal Proceedings; Compliance with Laws. Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, lawsuits, arbitrations or administrative or judicial proceedings (“Proceedings”) (or, to its Knowledge, any basis therefor) instituted or pending or, to its Knowledge, threatened in writing against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that, in each of any such cases, restricts its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. Except for examinations of it and any of its Subsidiaries conducted by a Governmental Authority in the ordinary course of business, no Governmental Authority has ordered it or any of its Subsidiaries to pay any civil penalty or initiated or has pending any proceeding or, to the Knowledge of it or any of its Subsidiaries, investigation into the business or operations of it or any of its Subsidiaries since December 31, 2014. There is no claim, action, suit, proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of it, or any of its Subsidiaries, threatened against any officer or director of it, or any of its Subsidiaries, in connection with the performance of his or her duties as an officer or director of it or any of its Subsidiaries. It and each of its Subsidiaries have complied in all material respects with, and have not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to it and each of its Subsidiaries, including (to the extent applicable to it or any of its Subsidiaries), all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither it nor any of its Subsidiaries have been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on it or each of its Subsidiaries. It and each of its Subsidiaries hold, and have at all times since December 31, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. As of the date hereof, to its

Knowledge, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals or that would likely result in the Regulatory Approvals not being obtained. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies.

(l)    Tax Matters.

(i)    It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes (as defined herein) due and payable by it or any of its Subsidiaries have been fully and timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter and that are reflected as a liability in its Bank Reports or Financial Statements. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any Proceeding, and no written notice of assessment, proposed assessment or unpaid tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, “Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(ii)    It and each of its Subsidiaries has withheld and paid all income and other material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(iii)    There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among it and its Subsidiaries). Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(iv)    Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation

Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Shares of VCB Common Stock are not and have not been “United States real property interests” within the meaning of Section 897(c)(1) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v)    Neither it nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(m)    Property.

(i)    Except as set forth in Section 3.3(m)(i) of its Disclosure Letter, it and each of its Subsidiaries have good and valid title, free and clear of all material liens, encumbrances, charges, defaults or equitable interests (except for Permitted Liens), to all of the properties and assets, real and personal, reflected in the balance sheet included in its Bank Reports or Financial Statements as of December 31, 2018 or acquired after such date to the extent such after acquired property would be reasonably likely to be set forth on the next Bank Report or Financial Statement (except to the extent that such properties and assets have been disposed of for fair value, if any, in the ordinary course of business since December 31, 2018). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization, moratorium and similar laws and laws of equity) and each such instrument is in full force and effect. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries that are material to the operation of their business, are in reasonable operating condition and in a state of maintenance and repair reasonably necessary for the continued operation of their business in accordance with past practice, insured casualty and reasonable wear and tear excepted. “Permitted Liens” means any lien or encumbrance (a) for Taxes which are not yet due and payable or are being contested in good faith in appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP in the Financial Statements, (b) workers’, carriers’ and mechanics’ or other like liens or encumbrances incurred in the ordinary course of business and securing amounts which are not due and payable, (c) zoning, building and land use laws, ordinances, orders, decrees, restrictions and conditions imposed by any Governmental Authority, (d) constituting easements, rights-of-way, covenants, restrictions and other similar liens or encumbrances and (e) that would be disclosed by an accurate survey of the real property, none of which referenced in clauses (c) through (e) materially detract from the value or marketability of, or materially interfere with the present use of, the properties they affect.

(ii)    In the case of VCB, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by VCB and each of its Subsidiaries or in which VCB or any of its Subsidiaries has any ownership or leasehold interest. VCB has made available to BRB true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which VCB or any of its Subsidiaries is a party.

(n)    Labor and Employment Matters.

(i)    Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a pending or, to its Knowledge, threatened Proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, nor is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(ii)    It and its Subsidiaries have complied in all material respects with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification and collective bargaining, and, except as otherwise set forth in Section 3.3(n)(ii) of its Disclosure Letter, there are no Proceedings of any nature pending or, to its Knowledge, threatened against it or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with it or its Subsidiaries. It and its Subsidiaries have properly classified individuals providing services to it or them as employees or independent contractors, as the case may be, and have properly withheld and reported related income and employment taxes in accordance with such classification.

(iii)    With respect to VCB, except as set forth in Section 3.3(n)(iii) of its Disclosure Letter, employment of each employee and the engagement of each independent contractor by it or any of its Subsidiaries is terminable at will by it or its Subsidiaries without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority.

(iv)    To its Knowledge and to the extent it is permitted by law to ascertain, all of its employees are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(o)    VCB Employee Benefit Plans. With respect to VCB:

(i)    Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ benefit plans and compensatory programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, severance, insurance, disability and other employee welfare or fringe benefit plans, programs or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements, or similar agreements; (D) all vacation plans or other similar plans or policies; (E) all bonus, stock option, stock purchase, restricted stock, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, change in control and other employee and director benefit plans, programs or arrangements; and (F) all other compensation plans, programs or arrangements, in each case of (A) through (F) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or former Subsidiaries or any trade or business of it or any of such Subsidiaries, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Code Section 414 or Section 4001(b) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended (“ERISA Affiliate”) sponsors, has (or had, during the last six (6) years) an obligation to contribute or has (or had, during the last six (6) years) any liability (individually, a “VCB Benefit Plan” and collectively, the “VCB Benefit Plans”).

(ii)    It has and its Subsidiaries have, with respect to each VCB Benefit Plan, previously made available to the other party true and complete copies of the following documents, to the extent applicable: (A) all current VCB Benefit Plan agreements and documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, or for any VCB Benefit Plan no longer in effect, such documentation as was applicable in the year such VCB Benefit Plan was most recently in effect; (B) all current summary plan descriptions (including any summaries of material modifications thereto) and material communications to employees and VCB Benefit Plan participants and beneficiaries, and for any VCB Benefit Plan no longer in effect, the most recent summary plan descriptions (including any summaries of material modifications thereto) and, for clarity, material communications to employees and VCB Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants); (D) the two most recent actuarial valuations or, as applicable, stock valuations or appraisals; (E) the most recent annual and periodic accounting of plan assets; (F) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including any look-back measurement periods thereunder; (G) if the VCB Benefit Plan is or was intended to qualify under Section 401(a) or 403(a) or 403(b) of the Code, the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service; (H) copies of the most recent nondiscrimination tests for all VCB Benefit Plans; (I) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; (J) a written summary of any unwritten VCB Benefit Plans that provide or provided for material compensation or benefits; (K) fiduciary insurance policies and fidelity bonds relating to any VCB Benefit Plan; and (L) all amendments, resolutions and minutes of the Board of Directors of VCB or its Subsidiaries and any committee relating to the termination of any VCB Benefit Plan, and records of cash, VCB stock, and any other in-kind investments distributed in connection with such a termination.

(iii)    Except as set forth in Section 3.3(o)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any of its ERISA Affiliates has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Code Section 412; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iv)    All VCB Benefit Plans are in compliance in all material respects with applicable laws and regulations, and each VCB Benefit Plan has been administered in accordance with its terms and applicable laws and regulations in all material respects.

(v)    The Internal Revenue Service has determined that the form of each VCB Benefit Plan that is intended to be qualified under Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures), or has received a determination on termination by the Internal Revenue Service that it was so qualified as of its termination. To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption. Except as set forth on Section 3.3(o)(v) of its Disclosure Letter, there have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, with respect to any tax-qualified plan during the preceding six (6) years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi)    All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all VCB Benefit Plans will have been made or properly accrued on or before the Closing Date. All contributions to any VCB Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder.

(vii)    To its Knowledge, neither it nor any of its Subsidiaries (or former Subsidiaries) has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any VCB Benefit Plan or its related trust. To its

Knowledge, no individual who is or was a “fiduciary,” as defined in Section 3(21) of ERISA, of any VCB Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.

(viii)    Except as set forth in Section 3.3(o)(viii) of its Disclosure Letter, there are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any VCB Benefit Plans (other than routine claims for benefits). No VCB Benefit Plan is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.

(ix)    Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, (B) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any VCB Benefit Plan or related trust or (C) require it or any of its Subsidiaries to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. In addition to the foregoing, except as otherwise set forth in Section 3.3(o)(ix) of its Disclosure Letter, no amounts payable in connection with the transactions contemplated hereby (whether in cash, in property, or in the form of benefits) shall be non-deductible pursuant to Section 162(m) of the Code. Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, no VCB Benefit Plan maintained by it or any of its Subsidiaries provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(x)    Each VCB Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code. Each VCB Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and it has filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xi)    Except as set forth in Section 3.3(o)(xi) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any VCB Benefit Plan for calendar years 2016, 2017 and 2018, and for the portion of calendar year 2019 through the date hereof.

(xii)    Each VCB Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. In the case of any such required continuation coverage, except as set forth in Section 3.3(o)(xii) of its Disclosure Letter, the covered individual is required to pay the full cost of coverage. No tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any VCB Benefit Plan and to its Knowledge no circumstance exists which could give rise to such tax.

(xiii)    Except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, no VCB Benefit Plan permits (or permitted, for a VCB Benefit Plan no longer in effect) investments in equity of VCB, or investments in which the value is based on or associated with equity of VCB.

(xiv)    With respect to any VCB Benefit Plan that has been terminated or is no longer in effect (a “Terminated VCB Benefit Plan”), all assets of any such VCB Benefit Plan have been distributed to participants or otherwise distributed, in either case in accordance with the terms of such VCB Benefit Plan and applicable laws and regulations, including applicable provisions of the Code and ERISA. No assets of any Terminated VCB Benefit Plan remain in trust or are held, for the benefit of any current or former participant or beneficiary in respect of such Terminated VCB Benefit Plan, by an insurance company or as part of an insurance or annuity contract or by VCB or its Subsidiaries. All notice, filing, distribution, reporting, tax withholding, payment, or other obligations of VCB and its Subsidiaries on account of any Terminated VCB Benefit Plan under the Code and ERISA, including without limitation any communication or payment obligations under Code section 409(h)(4), have been satisfied on or before the date hereof and, except as set forth in Section 3.3(o)(xiv) of its Disclosure Letter, no such obligations remain to be satisfied after the date hereof for compliance with the Code or ERISA.

(p)    BRB Employee Benefit Plans. With respect to BRB:

(i)    For purposes of this Agreement, “BRB Benefit Plans” means all employee benefit plans and programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, severance, insurance, disability and other employee welfare or fringe benefit plans, programs or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements or similar agreements; (D) all vacation and other similar plans or policies, (E) all bonus, stock option, stock purchase, restricted stock, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, change in control and other employee and director benefit plans, programs or arrangements; and (F) all other compensation plans, programs or arrangements, in each case of (A) through (F) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or any trade or business of it or any of its Subsidiaries, whether or not incorporated, all of which together with it are deemed a “single employer” within the meaning of Code Section 414 or Section 4001 of ERISA, sponsors, has (or had, during the last six (6) years) an obligation to contribute or has (or had, during the last six (6) years), any liability (and each such plan individually, a “BRB Benefit Plan”).

(ii)    It has and its Subsidiaries have, with respect to each BRB Benefit Plan, previously made available to the other party true and complete copies of the following documents, to the extent applicable: (A) all current BRB Benefit Plan agreements and documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, or for any BRB Benefit Plan no longer in effect, such documentation as was applicable in the year such BRB Benefit Plan was most recently in effect; (B) all current summary plan descriptions (including any summaries of material modifications thereto) and material communications to employees and BRB Benefit Plan participants and beneficiaries, and for any BRB Benefit Plan no longer in effect, the most recent summary plan descriptions (including any summaries of material modifications thereto) and, for clarity, material communications to employees and BRB Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants); (D) the two most recent actuarial valuations or, as applicable, stock valuations or appraisals; (E) the most recent annual and periodic accounting of plan assets; (F) all information regarding determination of full-time status of employees for purposes of the ACA, including any look-back measurement periods thereunder; (G) if the BRB Benefit Plan is or was intended to qualify under Section 401(a) or 403(a) or 403(b) of the Code, the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service; (H) copies of the most recent nondiscrimination tests for all BRB Benefit Plans; (I) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; (J) a written summary of any unwritten BRB Benefit Plans that provide or provided for material compensation or benefits; (K) fiduciary insurance policies and fidelity bonds relating to any BRB Benefit Plan; and (L) all amendments, resolutions and minutes of the Board of Directors of BRB or its Subsidiaries and any committee relating to the termination of any BRB Benefit Plan, and records of cash, BRB stock, and any other in-kind investments distributed in connection with such a termination.

(iii)    Except as set forth in Section 3.3(p)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any of its ERISA Affiliates has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Code Section 412; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iv)    All BRB Benefit Plans are in compliance in all material respects with applicable laws and regulations, and each BRB Benefit Plan has been administered in accordance with its terms and applicable laws and regulations in all material respects.

(v)    The Internal Revenue Service has determined that the form of each BRB Benefit Plan that is intended to be qualified under Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption. There have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, to any tax-qualified plan during the preceding six (6) years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi)    All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all BRB Benefit Plans will have been made or properly accrued on or before the Closing Date. All contributions to any BRB Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder.

(vii)    Each BRB Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Except as set forth in Section 3.3(p)(vii) of its Disclosure Letter, neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. In the case of any such required continuation coverage, except as set forth in Section 3.3(p)(vii) of its Disclosure Letter, the covered individual is required to pay the full cost of coverage. No tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any BRB Benefit Plan and to its Knowledge no circumstance exists which could give rise to such tax.

(viii)    Except as set forth in Section 3.3(p)(viii) of its Disclosure Letter, no BRB Benefit Plan permits (or permitted, for a BRB Benefit Plan no longer in effect) investments in equity of BRB, or investments in which the value is based on or associated with equity of BRB.

(ix)    With respect to any BRB Benefit Plan that has been terminated or is no longer in effect (a “Terminated BRB Benefit Plan”), all assets of any such BRB Benefit Plan have been distributed to participants or otherwise distributed, in either case in accordance with the terms of such BRB Benefit Plan and applicable laws and regulations, including applicable provisions of the Code and ERISA. No assets of any Terminated BRB Benefit Plan remain in trust or are held, for the benefit of any current or former participant or beneficiary in respect of such Terminated BRB Benefit Plan, by an insurance company or as part of an insurance or annuity contract or by BRB or its Subsidiaries. All notice, filing, distribution, reporting, tax withholding, payment, or other obligations of BRB and its Subsidiaries on account of any Terminated BRB Benefit Plan under the Code and ERISA, including without limitation any communication or payment obligations under Code section 409(h)(4), have been satisfied on or before the date hereof and, except as set forth in Section 3.3(p)(ix) of its Disclosure Letter, no such obligations remain to be satisfied after the date hereof for compliance with the Code or ERISA.

(q)    Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and, except for policies insuring against potential liabilities of officers, directors and employees of it and its Subsidiaries, it or its relevant Subsidiary is the sole named beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2017, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(q) of VCB’s Disclosure Letter is a list of all insurance policies or bonds currently maintained by VCB and its Subsidiaries.

(r)    Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(r) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i)    All evidences of indebtedness reflected as assets in its Bank Reports or Financial Statements as of December 31, 2018 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such Loan which if successful could have a Material Adverse Effect.

(ii)    (A) there is no material modification or amendment, oral or written, of a Loan (as defined herein) that is not reflected on the records of it or its Subsidiaries, (B) all currently outstanding Loans are owned by it free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $250,000 or more have been asserted in writing against it or any of its Subsidiaries for which there is a reasonable possibility of an adverse determination in any Proceeding, and to its Knowledge there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any Proceeding, and (D) no Loans owned by it or its Subsidiaries are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.

(iii)    The allowance for possible Loan losses (the “Loan Loss Allowance”) shown on its Bank Reports or Financial Statements as of March 31, 2019 was, and the Loan Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding.

(iv)    The reserve for losses with respect to other real estate owned (“OREO”) shown on its Bank Reports or Financial Statements as of March 31, 2019 were, and the OREO reserve to be shown on its Bank Reports or Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses relating to the OREO portfolio of it and any of its Subsidiaries as of the dates thereof.

(v)    The Loan Loss Allowance has been established by it in accordance with the accounting principles described in Section 3.3(f)(ii) and applicable regulatory requirements and guidelines.

(vi)    With respect to VCB, Section 3.3(r)(vi) of its Disclosure Letter sets forth all residential mortgage or commercial Loans originated on or after January 1, 2016 by it or any of its Subsidiaries (A) that were sold in the secondary mortgage market and have been re-purchased by it or any of its Subsidiaries, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from it or any of its Subsidiaries, or have notified it or any of its Subsidiaries of an intent to request indemnification, in connection with such Loans.

(vii)    With respect to BRB, as of December 31, 2018, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $250,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in material violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.

(viii)    With respect to VCB, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $100,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by VCB as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or any comparable classifications; or (C) in material violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Governmental Authority.

(ix)    As of the date of this Agreement neither it nor its Subsidiaries was a party to any Loan with any of its directors or officers or the directors or officers of any of its Subsidiaries that was not made in compliance with Regulation O, as amended, of the Board of Governors of the Federal Reserve System.

(x)    With respect to VCB, each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, its applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(xi)    For the purposes of this Agreement, “Loan” means any written or oral loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement, loan guarantee or other extension of credit.

(s)    Environmental Matters.

(i)    Except as set forth in Section 3.3(s) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii)    Neither it nor any of its Subsidiaries has received written notice of pending, and has no Knowledge of any threatened Proceedings, asserting Environmental Claims (as defined herein) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Laws upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, or any real or personal property which it or any Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which it or a Subsidiary holds a security interest securing a Loan recorded on the books of it or such Subsidiary. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, Governmental Authority, Regulatory Agency or third party imposing any such liability.

(iii)    There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it.

(iv)    For purposes of this Agreement, the following terms shall have the following meanings:

(A)    “Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein).

(B)    “Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended that relate to pollution or protection of human health or the environment.

(C)    “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(t)    Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(u)    Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. It has no contracts with its directors, officers or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to it or its Subsidiaries and no such officer, director or employee is party to any contract with any person that requires such officer, director or employee to assign any interest in any Intellectual Property to any person. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. The term “Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(v)    Derivative Instruments.

(i)    Except as set forth in Section 3.3(v)(i) of its Disclosure Letter, all Derivative Contracts (as defined herein) were entered into (A) only in the ordinary course of business consistent with past practice, (B) in all material respects with all applicable laws, rules, regulations and regulatory policies and (C) with counterparties believed to be financially responsible at the time.

(ii)    Each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and is in full force and effect.

(iii)    Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(v)(iii) of its Disclosure Letter.

(iv)    With respect to VCB, Section 3.3(v)(iv) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”).

(w)    Deposits. Except as set forth in Section 3.3(w) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are (i) “brokered” deposits or (ii) are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

(x)    Investment Securities.

(i)    It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP in all material respects.

(ii)    It and each of its Subsidiaries employs investment, securities, risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses. Prior to the date of this agreement, each party has made available to the other party the material terms of such policies, practices and procedures.

(y)    Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including without limitation Article 14 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Article 14.1 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(z)    Transactions with Affiliates; Transactions with Related Parties.

(i)    All “covered transactions” between it or any of its Subsidiaries and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

(ii)    Except as set forth in Section 3.3(z)(ii) of its Disclosure Letter, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between it or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of it or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) five percent (5%) or more of its outstanding common stock (or any of such person’s immediate family members or affiliates) on the other hand, except those of a type available to its employees or its Subsidiaries generally.

(aa)    Financial Advisors.

(i)    None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, BRB has retained Raymond James & Associates, Inc. as its financial advisor, and VCB has retained Sandler O’Neill & Partners, L.P. as its financial advisor, in each case pursuant to an engagement letter.

(ii)    It has made available to the other party a true and complete copy of the engagement letter with its financial advisor referenced in Section 3.3(aa)(i) above.

(bb)    Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of BRB has received the opinion of Raymond James & Associates, Inc. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration in the Merger is fair, from a financial point of view, to BRB.

Prior to the execution of this Agreement, the Board of Directors of VCB has received the opinion of Sandler O’Neill & Partners, L.P. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of VCB Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(cc)    Information Systems and Security.

(i)    It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

(ii)    To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(dd)    Sufficiency of Funds. BRB has all funds necessary to consummate the Merger and pay the aggregate amount of the Cash Consideration to the holders of VCB Common Stock pursuant to Article 2 hereof.

(ee)    Community Reinvestment Act. It and each of its Subsidiaries had a rating of “satisfactory” or better as of its most recent CRA examination, and neither it nor any of its Subsidiaries have been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause it or any of its Subsidiaries to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Regulatory Agency of lower than “satisfactory.”

(ff)    No Further Representations. Except for the representations and warranties specifically set forth in this Article 3, neither it nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to the other party, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and it hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person. It acknowledges and agrees that, except for the representations and warranties specifically set forth in this Article 3, neither the other party nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to it, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement.

ARTICLE 4

Covenants Relating to Conduct of Business

4.1    Conduct of Business of VCB Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in VCB’s Disclosure Letter, without the prior written consent of BRB (which consent will not be unreasonably conditioned, withheld or delayed), VCB agrees that it will not, and will cause each of its Subsidiaries not to:

(a)    Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b)    Take any action that would adversely affect or delay the ability of either party hereto (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c)    Amend, modify or repeal its Organizational Documents.

(d)    (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; (ii) enter into any agreement with respect to the foregoing; or (iii) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.

(e)    Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any director, officer or employee of VCB or a Subsidiary of VCB, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for (i) normal individual merit increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such salary or wage increase will result in an annual adjustment in any individual officer’s or employee’s salary or wages of more than two and a half percent (2.50%), (ii) after consultation with BRB, payment of bonuses from the accrued employee bonus pool in the ordinary course of business consistent with past practice on or prior to Closing, and (iii) incentive-based commissions or compensation to one loan originator and one investment professional of VCB Services Inc. and to employees engaged in selling mortgage products and services in the ordinary course of business.

(f)    Enter into, establish, adopt, amend, terminate or make any contributions to (except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Section 4.1(f) of VCB’s Disclosure Letter, or (ii) to comply with the requirements of this Agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder.

(g)    Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any increase in the death benefit in the ordinary course of business consistent with past practice.

(h)    Except as set forth on Section 4.1(h) of VCB’s Disclosure Letter, incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms.

(i)    Hire any person as an employee of VCB or a Subsidiary of VCB or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Section 4.1(i) of VCB’s Disclosure Letter and (ii) persons hired or promoted to fill any employee or non-executive officer vacancies existing at the date hereof or arising after the date hereof and whose employment is terminable at the will of VCB and who are not subject to or eligible for any new or additional severance or similar benefits or payments that would become payable as a result of the Merger, the Subsidiary Bank Merger or the consummation thereof, other than as provided for in Section 5.10(c) of this Agreement.

(j)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock other than (i) as provided for in Section 5.22, (ii) as set forth on Section 4.1(j) of VCB’s Disclosure Letter and (iii) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.

(k)    Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries, except with respect to VCB’s investment portfolio or by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business.

(l)    Except as set forth on Section 4.1(l) of VCB’s Disclosure Letter, implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law, or as recommended by VCB’s outside auditor.

(m)    Except as set forth on Section 4.1(m) of VCB’s Disclosure Letter, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of material Taxes.

(n)    Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law or regulation.

(o)    Enter into any new line of business or change its investment, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole, except as required by then applicable market conditions.

(p)    Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(q)    (i) Make, renew, restructure or otherwise modify any Loan other than Loans made or acquired in the ordinary course of business consistent with past practice and that have (A) in the case of unsecured Loans made to any borrower that are originated in compliance with VCB’s internal loan policies without exceptions, a principal balance not in excess of $250,000 in total, which is understood to include any current outstanding principal balance to any such borrower, or (B) in the case of secured Loans made to any borrower that are originated in compliance with VCB’s internal loan policies without exceptions, a principal balance not in excess of $1,500,000 in total, which is understood to include any current outstanding principal balance to any such borrower; (ii) except in the ordinary course of business, take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; or (iii) enter into any Loan securitization or create any special purpose funding entity. In the event that BRB’s prior written consent is required pursuant to clause (i) above, BRB shall use its reasonable best efforts to provide such consent within one (1) business day of any request by VCB.

(r)    Make any material changes to its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans, or to its hedging practices and policies, in each case except as required by a Regulatory Agency.

(s)    (i) Enter into, modify, materially amend, terminate, cancel or extend any VCB Material Contract or expressly waive any material benefits under any VCB Material Contract, other than in the ordinary course of business consistent with past practice or for the termination of a VCB Material Contract upon the expiration of its term; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in VCB’s currently existing investment policies in the ordinary course of business consistent with past practice; or (iii) except as set forth on Section 4.1(s)(iii) of VCB’s Disclosure Letter, make any capital expenditures in the aggregate in excess of $100,000 and other than expenditures necessary to maintain existing assets in good repair in the ordinary course of business consistent with past practice.

(t)    Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in VCB’s currently existing investment policies in the ordinary course of business consistent with past practice.

(u)    Settle any material claim or Proceeding, except (i) in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $50,000 and that would not impose any material restriction on the business of it or its Subsidiaries or BRB after the Merger; and (ii) as set forth in Section 4.1(u) of its Disclosure Letter.

(v)    Knowingly take any other action that would make any representation or warranty in Article 3 hereof untrue.

(w)    Agree to take any of the actions restricted by this Section 4.1.

4.2    Conduct of Business of BRB Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in BRB’s Disclosure Letter, without the prior written consent of VCB (which consent will not be unreasonably conditioned, withheld or delayed), BRB agrees that it will not, and will cause each of its Subsidiaries not to:

(a)    Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b)    Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c)    Amend, modify or repeal its Organizational Documents.

(d)    Except for issuances or grants of Rights with respect to not more than 25,000 shares of BRB Common Stock pursuant to BRB Stock Plans in the ordinary course of business and consistent with past practice, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; (ii) enter into any agreement with respect to the foregoing; or (iii) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.

(e)    Incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms.

(f)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock other than (i) BRB’s customary quarterly dividends in the ordinary course of business consistent with past practice and (ii) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.

(g)    Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries that reduces BRB’s regulatory capital such that it would likely result in the Regulatory Approvals not being obtained or reduces BRB funds such that BRB no longer has all funds necessary to consummate the Merger and pay the aggregate amount of Cash Consideration to the holders of VCB Common Stock pursuant to Article 2 hereof, except with respect to BRB’s investment portfolio or by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business.

(h)    Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law, or as recommended by BRB’s outside auditor.

(i)    Make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of material Taxes.

(j)    Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law or regulation.

(k)    Enter into any new line of business that, in BRB’s estimate, is expected to impact BRB’s and its Subsidiaries annual net income on a consolidated basis by more than 20 percent (20%).

(l)    Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(m)    Make any material changes to its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans, or to its hedging practices and policies, in each case except as required by a Regulatory Agency; provided, however, that BRB shall notify VCB of its intention to take any action pursuant to this Section 4.2(m) at least two (2) business days in advance of such action, which notification shall constitute compliance for purpose this Section 4.2 without the requirement for prior written consent of VCB.

(n)    Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in BRB’s currently existing investment policies in the ordinary course of business consistent with past practice; provided, however, that BRB shall notify VCB of its intention to take any action pursuant to this Section 4.2(n) at least two (2) business days in advance of such action, which notification shall constitute compliance for purposes of this Section 4.2 without the requirement for prior written consent of VCB.

(o)    Knowingly, take any other action that would make any representation or warranty in Article 3 hereof untrue.

(p)    Agree to take any of the actions restricted by this Section 4.2.

4.3    Transition.

To facilitate the integration of the operations of BRB and VCB and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of BRB and VCB shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.4    Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give BRB directly or indirectly, the right to control or direct the operations of VCB or to exercise, directly or indirectly, a controlling influence over the management or policies of VCB, and nothing contained in this Agreement (including, without limitation, Section 4.2 and Section 4.3) shall give VCB, directly or indirectly, the right to control or direct the operations of BRB or to exercise, directly or indirectly, a controlling influence over the management or policies of BRB. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE 5

Additional Agreements

5.1    Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party to that end.

5.2    Access to Information; Notice of Certain Matters; Confidentiality.

(a)    During the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement.

(b)    Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(c)    Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the letter agreement dated March 2, 2019, between BRB and VCB (the “Confidentiality Agreement”), which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3    Shareholder Approvals.

(a)    VCB shall call a meeting of its shareholders for the purpose of obtaining the VCB Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act (such meeting and any adjournment or postponement thereof, the “VCB Shareholders Meeting”). Subject to the occurrence of a VCB Board Intervening Event (if in connection therewith the Board of Directors of VCB concludes in good faith, after consultation with outside legal counsel, that making or failing to withdraw or modify or change the VCB Board Recommendation would be more likely than not to result in a violation of its fiduciary duties to VCB or its shareholders under applicable law), VCB’s receipt of a Superior Proposal in accordance with Section 5.5 or the occurrence of an event described in Section 7.1(g), the Board of Directors of VCB shall (i) recommend to VCB’s shareholders the approval of this Agreement and the Plan of Merger (the “VCB Board Recommendation”), (ii) include the VCB Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the VCB Shareholder Approval. “VCB Board Intervening Event” means a material event or circumstance that was not known to the Board of Directors of VCB prior to the execution of this Agreement (or if known, the consequences of which were not known), which event or circumstance, or any material consequence thereof, becomes known to the Board of Directors of VCB prior to the receipt of the VCB Shareholder Approval; provided, that in no event shall any of the following be deemed, either alone or in combination, to constitute a VCB Board Intervening Event: (1) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (2) developments or changes after the date of this Agreement in the banking industry; (3) any change in and of itself, in the price, or change in trading volume, of VCB Common Stock or BRB Common Stock, but not including any underlying causes thereof; or (4) the fact in and of itself that VCB or BRB meets or exceeds (or fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may be taken into account for purposes of determining whether a VCB Board Intervening Event has occurred). Notwithstanding the foregoing, the Board of Directors of VCB may not take any actions in connection with a VCB Board Intervening Event pursuant to this Section 5.3(a) unless it gives BRB at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, and at the end of such notice period, the Board of Directors of VCB takes into account any amendment or modification to this Agreement proposed by BRB and, after consultation with outside counsel, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to make the VCB Board Recommendation.

(b)    BRB shall call a meeting of its shareholders for the purpose of obtaining the BRB Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act (such meeting and any adjournment or postponement thereof, the “BRB Shareholders Meeting”). Subject to the occurrence of a BRB Board Intervening Event (if in connection therewith the Board of Directors of BRB concludes in good faith, after consultation with outside legal counsel, that making or failing to withdraw or modify or change the BRB Board Recommendation would be more likely than not to result in a violation of its fiduciary duties to BRB or its shareholders under applicable law) or the occurrence of an event described in Section 7.1(e), the Board of Directors of BRB shall (i) recommend to BRB’s shareholders the approval of this Agreement and the Plan of Merger (the “BRB Board Recommendation”), (ii) include the BRB Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the BRB Shareholder Approval. “BRB Board Intervening Event” means a material event or circumstance that was not known to the Board of Directors of BRB prior to the execution of this Agreement (or if known, the consequences of which were not known), which event or circumstance, or any material consequence thereof, becomes known to the Board of Directors of BRB prior to the receipt of the BRB Shareholder Approval; provided, that in no event shall any of the following be deemed, either alone or in combination, to constitute a BRB Board Intervening Event: (1) developments or changes after the date of this Agreement in the banking industry; (2) any change in and of itself, in the price, or change in trading volume, of VCB Common Stock or BRB Common Stock, but not including any underlying causes thereof; or (3) the fact in and of itself that VCB or BRB meets or exceeds (or fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may be taken into account for purposes of determining whether a BRB Board Intervening Event has occurred). Notwithstanding the foregoing, the Board of Directors of BRB may not take any actions in connection with a BRB Board Intervening Event pursuant to this Section 5.3(b) unless it gives VCB at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, and at the end of such notice period, the Board of Directors of BRB takes into account any amendment or modification to this Agreement proposed by VCB and, after consultation with outside legal counsel, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to make the BRB Board Recommendation.

(c)    BRB and VCB shall use their reasonable best efforts to hold their respective shareholders meetings on the same day.

5.4    Registration Statement; Joint Proxy Statement; SEC Filings; Listing.

(a)    BRB agrees to prepare, or cause its representatives to prepare, the Registration Statement to be filed by BRB with the SEC in connection with the issuance of BRB Common Stock pursuant to the transactions contemplated by this Agreement, including the prospectus of BRB and the Joint Proxy Statement related to the BRB Shareholders Meeting and the VCB Shareholders Meeting. BRB and VCB agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and their counsel and accountants in preparation of the Registration Statement and the Joint Proxy Statement. Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed, by BRB or VCB without the prior written consent of the other party and its counsel. BRB will use its reasonable best efforts, in which VCB will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable, and in no case more than ninety (90) days after the date of this Agreement, and to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. BRB also agrees to use all reasonable efforts to promptly obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of BRB and VCB shall mail or deliver the Joint Proxy Statement to their respective shareholders of record as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act.

(b)    Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date of mailing to the BRB shareholders and the VCB shareholders and at the times of the respective shareholders meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

(c)    BRB agrees to advise VCB, promptly after BRB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of BRB Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any Proceeding for any such purpose, or of any comments or correspondence from the SEC regarding, or request by the SEC for the amendment or supplement of, the Registration Statement or for additional information or upon the receipt of any comments (whether written or oral) from the SEC or its staff. BRB will provide VCB and its counsel with a reasonable opportunity to review and comment on all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and BRB will provide VCB and its counsel with a copy of all such filings made with the SEC.

(d)    BRB will use its commercially reasonable efforts to cause the shares of BRB Common Stock, including the shares to be issued in connection with the transactions contemplated by this Agreement, to be approved for listing on the New York Stock Exchange or The Nasdaq Stock Market (the “Trading Market”), subject to official notice of issuance, prior to the Effective Time (it being understood that failure to do so shall not provide either party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of BRB or Section 6.3(a) in the case of VCB). BRB agrees to advise VCB promptly of any correspondence (whether written or oral) with the Trading Market concerning the listing of the shares of BRB Common Stock, including, if applicable, the ultimate acceptance of the listing application by the Trading Market. BRB will provide VCB and its counsel with a reasonable opportunity to review and comment on all correspondence or applications to the Trading Market prior to their submission, and BRB will provide VCB and its counsel with a copy of all such correspondence or applications submitted to the Trading Market.

5.5    No Other Acquisition Proposals.

(a)    VCB agrees that it will not, and will cause its Subsidiaries and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by VCB or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, endorse or knowingly encourage inquiries, proposals or offers with respect to, (ii) furnish any confidential or nonpublic information relating to, or (iii) engage or participate in any negotiations or discussions concerning, an Acquisition Proposal (as defined herein), provided that nothing in this Agreement shall prevent VCB or its representatives from contacting any person that has made an Acquisition Proposal solely for the purpose of seeking clarification of the terms of such Acquisition Proposal or directing such person to the terms of this Section 5.5.

(b)    Notwithstanding the foregoing or anything else in this Agreement to the contrary, nothing in this Agreement shall prohibit VCB, prior to obtaining the VCB Shareholder Approval and subject to compliance with the other terms of this Section 5.5, from furnishing confidential or nonpublic information to, or engaging or participating in any discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to VCB (that did not result from a breach of this Section 5.5) if (i) the Board of Directors of VCB (or any committee thereof) concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties to VCB or its shareholders under applicable law, (ii) before taking such actions, VCB receives from such person or entity an executed confidentiality agreement providing for reasonable protection of confidential information, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with VCB, and (iii) the Board of Directors of VCB (or such committee) concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined herein). VCB shall promptly (within twenty-four (24) hours) notify BRB orally and in writing of VCB’s receipt of any such Acquisition Proposal, the material terms and conditions thereof, and the identity of the person making such Acquisition Proposal, and will keep BRB apprised of any related developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(c)    For purposes of this Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving VCB or Virginia Community Bank: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction; (ii) any acquisition or purchase, direct or indirect, of ten percent (10%) or more of the consolidated assets of VCB or ten percent (10%) or more of any class of equity or voting securities of VCB or its Subsidiaries whose assets, individually or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of VCB; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning ten percent (10%) or more of any class of equity or voting securities of VCB or its Subsidiaries whose assets, individually or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of VCB.

(d)    For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of VCB concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal, including the likelihood of obtaining financing and of receiving all required approvals of Governmental Authorities, is (i) more favorable to the shareholders of VCB from a financial point of view, than the transactions contemplated by this Agreement, and (ii) reasonably capable of being completed in accordance with its terms; provided that, for purposes of this definition of “Superior Proposal,” the Acquisition Proposal shall have the meaning assigned to such term in Section 5.5(c), except the reference to “ten percent (10%) or more” in such definition shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving VCB or Virginia Community Bank.

(e)    Except as otherwise provided in this Agreement (including Section 7.1), nothing in this Section 5.5 shall permit VCB to terminate this Agreement or affect any other obligation of VCB under this Agreement.

(f)    VCB agrees that any material violation of the restrictions set forth in this Section 5.5 by any representative of VCB shall be deemed a breach of this Section 5.5 by VCB.

5.6    Applications and Consents.

(a)    The parties hereto shall cooperate and shall use their reasonable best efforts to prepare as promptly as possible all documentation, and to make all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (the “Regulatory Approvals”) and all third parties necessary to consummate the transactions contemplated by this Agreement and will make all necessary filings in respect of the Regulatory Approvals and third parties as soon as practicable.

(b)    Each party will furnish to the other parties copies of proposed applications in draft form and provide a reasonable opportunity for comment prior to the filing of any such application with any Governmental Authority. Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

(c)    If any VCB Material Contract will require a consent from a third party as a result of the Merger, and such consent has not been obtained as of the Effective Time, then neither this

Agreement nor any other document related to the consummation of the Merger shall constitute a sale, assignment, assumption, transfer conveyance or delivery (or an attempt to do any of the foregoing) of such VCB Material Contract until such time as such consent is obtained.

5.7    Public Announcements.

Prior to the Effective Time, BRB and VCB will consult with each other as to the form and substance of any press release or other public statement related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure); provided, further, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by law.

5.8    Affiliate Agreements.

(a)    VCB has identified to BRB all persons who are, as of the date hereof, directors of VCB. VCB shall have delivered to BRB on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(a) hereto from each such director of VCB.

(b)    BRB has identified to VCB all persons who are, as of the date hereof, directors of BRB. BRB shall have delivered to VCB on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(b) hereto from each such director of BRB.

5.9    Director Noncompetition Agreements.

VCB shall have delivered to BRB on or prior to the Effective Time copies of a written noncompetition agreement in the form of Exhibit 5.9 hereto from each director of VCB who, effective at the Effective Time, will be appointed a director of BRB or Blue Ridge Bank, or to the BRB advisory board (the “Director Noncompetition Agreements”), which shall not become effective until the Effective Time.

5.10    Employee Benefit Plans.

(a)    BRB at its election shall either: (i) provide to officers and employees of VCB and its Subsidiaries, who at or after the Effective Time become employees of BRB or its Subsidiaries (“VCB Continuing Employees”), employee benefits under the BRB Benefit Plans (with no break in coverage), on terms and conditions which are the same as for similarly situated officers and employees of BRB and its Subsidiaries; or (ii) maintain for the benefit of the VCB Continuing Employees, the VCB Benefit Plans maintained by VCB immediately prior to the Effective Time; provided that BRB may take action (or direct VCB to take action) to amend any VCB Benefit Plan immediately prior to the Effective Time to comply with any law or, so long as the benefits provided under those VCB Benefit Plans following such amendment are no less favorable to the VCB Continuing Employees than benefits provided by BRB to its officers and employees under any corresponding BRB Benefit Plans, as necessary and appropriate for other business reasons. For a period of twelve (12) months after the Effective Time or during such VCB Continuing Employee’s employment with BRB or its Subsidiaries, whichever is shorter, BRB shall provide, or cause its Subsidiaries to provide, each VCB Continuing Employee a base salary or hourly wage, as applicable, and cash incentive opportunity that is not less than such base salary or hourly wage and cash incentive opportunity provided to the VCB Continuing Employee immediately before the Effective Time.

(b)    For purposes of participation and vesting under the BRB Benefit Plans and the amount of benefits under any severance, vacation or fringe benefit plans or policies, service with or credited or recognized by VCB or any of its Subsidiaries under the corresponding VCB Benefit Plan shall be treated as service with BRB. To the extent permitted under applicable law, BRB shall cause welfare BRB Benefit Plans maintained by BRB that cover the VCB Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the VCB Benefit Plans), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the VCB Continuing Employees under welfare VCB Benefit Plans to be credited to such VCB Continuing Employees under welfare BRB Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such VCB Continuing Employees under welfare BRB Benefit Plans for the applicable plan year (if any).

(c)    Each employee of VCB or any Subsidiary of VCB at the Effective Time (a) whose employment is involuntarily terminated other than for cause by BRB on or after the Effective Time, but on or before the date that is twelve (12) months after the Effective Time, or (b) who resigns because such employee’s overall compensation and benefits are reduced or modified such that they are not substantially similar to such employee’s overall compensation and benefits prior to the Effective Time; provided, that such reduction or modification occurs on before the date that is twelve (12) months after the Effective Time and such employee gives BRB notice of his or her resignation no later than ten (10) business days following such employee becoming aware of such reduction or modification (in the case of either (a) or (b) excluding any employee who has a contract providing for severance pay), shall be entitled to receive severance pay equal to two (2) weeks of pay, at his or her rate of pay in effect at the time of termination, for each full year of continuous service with VCB and BRB, subject to a minimum of four (4) weeks and a maximum of twenty-six (26) weeks of pay, provided such employee has signed and does not revoke a release and waiver of claims in favor of VCB, BRB, and the successors, Subsidiaries and affiliates of each, in such form as acceptable to BRB. Such severance payments will be in lieu of any payment under severance pay plans that may be in effect at VCB or any Subsidiary of VCB prior to the Effective Time.

(d)    With respect to VCB’s 401(k) plan, VCB shall cause such plan to be terminated effective immediately prior to the Effective Time, in accordance with applicable law and subject to the receipt of all applicable regulatory or governmental approvals. Each VCB Continuing Employee shall be eligible to participate in BRB’s 401(k) plan on or as soon as administratively practicable after the Effective Time. Account balances under the terminated VCB 401(k) plan will be eligible for distribution or rollover, including, in the case of a VCB Continuing Employee, direct rollover (including any outstanding participant loans) to BRB’s 401(k) plan. Any other former employee of VCB or VCB’s Subsidiaries who is employed by BRB or BRB’s Subsidiaries after the Effective Time shall be eligible to be a participant in the BRB 401(k) plan upon complying with eligibility requirements. For purposes of administering BRB’s 401(k) plan, service with VCB and VCB’s Subsidiaries shall be deemed to be service with BRB for participation and vesting purposes, but not for purposes of benefit accrual.

(e)    With respect to any Terminated VCB Benefit Plan, VCB shall cause all obligations set forth on Section 3.3(o)(xiv) of its Disclosure Letter to be satisfied at least fifteen (15) business days prior to the Effective Time and shall provide such documentation evidencing such satisfaction as may reasonably be required by BRB.

(f)    Nothing in this Section 5.10 shall be interpreted as preventing BRB, from and after the Effective Time, from amending, modifying or terminating any BRB Benefit Plans or VCB Benefit Plans or any other contracts, arrangements, commitments or plans of either party in accordance with their terms and applicable law.

5.11    Reservation of Shares.

BRB shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of BRB Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

5.12    Financial Ability.

At the Effective Time and through the date of payment of the aggregate amount of the Cash Consideration issuable pursuant to Article 2 hereof, BRB shall have all funds necessary to consummate the Merger and pay the aggregate amount of the Cash Consideration to the holders of VCB Common Stock pursuant to Article 2 hereof.

5.13    Indemnification; Insurance.

(a)    From and after the Effective Time, BRB shall indemnify, defend and hold harmless, to the fullest extent permitted by law (and BRB shall also advance expenses as incurred to the fullest extent permitted by law to), any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of VCB or any of its Subsidiaries or who is or was serving at the request of VCB or any of its Subsidiaries as a director, officer, employee or agent of VCB or any of its Subsidiaries (collectively, the “Covered Person Indemnified Parties”) against any costs, fees or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, obligations or liabilities incurred by any Covered Person Indemnified Party by reason of such individual’s status as a director or officer of VCB or any of its Subsidiaries or the fact that the individual was serving at the request of VCB or any of its Subsidiaries as a director, officer, employee or agent of VCB or any of its Subsidiaries in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or relating to any matters existing or occurring at or prior to the Effective Time, including the negotiation, execution or consummation of the transactions contemplated by this Agreement.

(b)    Without limiting Section 5.13(a), BRB shall, and shall cause Blue Ridge Bank to, for a period of six (6) years from and after the Effective Time, honor the any provision of the Organizational Documents of VCB and Virginia Community Bank, respectively, relating to the exculpation or limitation of liability of any Covered Person Indemnified Parties, it being understood that BRB and Blue Ridge Bank are assuming all such obligations of VCB and Virginia Community Bank, respectively, and that such Covered Person Indemnified Parties shall continue to be entitled to such exculpation and limitation of liability to the fullest extent permitted under applicable Organizational Documents of VCB and Virginia Community Bank, as applicable.

(c)    BRB shall, at or prior to the Effective Time, purchase a five (5) year “tail” prepaid policy, on terms and conditions no less favorable than those of the existing directors’ and officers’ liability (and fiduciary) insurance maintained by VCB, from insurance carriers with comparable credit ratings, covering each person currently covered by VCB’s or Virginia Community Bank’s officers’ and directors’ liability insurance policy with respect to any acts or omissions occurring at or prior to the Effective Time, including, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed three hundred percent (300%) of the amount of the last annual premium paid by VCB for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, BRB would be required to expend more than three hundred percent (300%) of the amount of the last annual premium paid by VCB, BRB will obtain the maximum amount of that insurance obtainable by payment of three hundred percent (300%) of the amount of the last annual premium paid by VCB.

(d)    If BRB or Blue Ridge Bank or any of their respective successors or assigns (i) consolidates with or merges into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, or if BRB or Blue Ridge Bank dissolves, then, and in each such case, BRB shall cause proper provision to be made so that the successors and assigns of BRB and Blue Ridge Bank, as applicable, shall assume the obligations set forth in this Section 5.13.

(e)    The provisions of this Section 5.13 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person Indemnified Party, his or her heirs and his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to exculpation, limitation of liability, indemnification, advancement of expenses or contribution that any such individual may have under any Organizational Documents, by contract or otherwise. The obligations of BRB and Blue Ridge Bank under this Section 5.13 shall not be terminated or modified in such a manner as to adversely affect in any material respect the rights of any Covered Person Indemnified Party unless (A) such termination or modification is required by applicable law or (B) the affected Covered Person Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Covered Person Indemnified Parties shall be third party beneficiaries of this Section 5.13). Nothing in this Agreement, including this Section 5.13, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to VCB or any of its Subsidiaries or any Covered Person Indemnified Party, it being understood and agreed that the indemnification provided for in this Section 5.13 is not prior to, or in substitution for, any such claims under any such policies.

5.14    Employment Arrangements.

(a)    BRB will, as of and after the Effective Time, assume and honor all employment, severance, change in control and deferred compensation agreements or arrangements that VCB and its Subsidiaries have with their current and former officers, directors and employees and which are set forth in Section 5.14(a) of VCB’s Disclosure Letter, except to the extent any such agreements or arrangements shall have been amended, terminated or superseded without BRB’s consent after the date hereof but prior to the Effective Time.

(b)    At least fifteen (15) days prior to the Effective Time, VCB shall provide BRB with the information called for in Section 5 of the agreements set forth in Section 3.3(o)(ix) of the VCB Disclosure Letter (the “Affected Agreements”), including confirmation of the amount of the payments to be made to the applicable recipients thereunder and the calculations, supporting tax and other records, and valuation report on analysis, if any, used by the Accounting Firm (as defined in the Affected Agreements) in making its determination under such Section 5. VCB, or BRB, as applicable, shall make such payments under the Affected Agreements, subject to applicable tax withholding, only if it has received a duly executed release in the form described in Section 5.14(c) of this Agreement from the applicable recipient and such release has become effective (consent to such condition to have been previously obtained by VCB). All documents issued, adopted or executed in connection with the implementation of this Section 5.14(b) shall be subject to BRB’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(c)    Prior to the Effective Time, VCB shall have obtained a general release from each of the recipients under the Affected Agreements associated with such individual’s respective employment prior to the Effective Time and confirming that the receipt of such payment to be made pursuant to such Affected Agreement constitutes full satisfaction of all amounts due and owing to such recipient pursuant to such Affected Agreement. Such release shall be in a form reasonably acceptable to BRB.

(d)    As of the date hereof, BRB has entered into employment agreements which will become effective as of the Effective Time, with the individuals named in Section 5.14(d) of BRB’s Disclosure Letter.

5.15    Notice of Deadlines.

At least sixty (60) days prior to the Effective Time, VCB shall provide BRB with a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which VCB or any of its Subsidiaries is a party. For purposes of this Section 5.15, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $30,000 per year and/or has a termination fee.

5.16    Consent to Assign and Use Leased Premises; Extensions.

On Section 5.16 of its Disclosure Letter, VCB has provided a list of all leases with respect to real or personal property used by it or any of its Subsidiaries. With respect to the leases disclosed in Section 5.16 of its Disclosure Letter, VCB and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of VCB and each of its Subsidiaries to BRB or an appropriate Subsidiary of BRB and to permit the use and operation of the leased premises by BRB or an appropriate Subsidiary of BRB. If any such consent has not been obtained as of the Effective Time, then neither this Agreement nor any other document related to the consummation of the Merger shall constitute a sale, assignment, assumption, transfer conveyance or delivery (or an attempt to do any of the foregoing) of such lease until such time as such consent is obtained.

5.17    Takeover Laws.

If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and its board of directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.18    Change of Method.

BRB and VCB shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the VCB Shareholders Meeting or the BRB Shareholders Meeting), to change the method or structure of effecting the combination of BRB and VCB (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Merger Consideration, (ii) adversely affect the tax treatment of BRB or VCB pursuant to this Agreement, (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner or (iv) require the approval of either party’s shareholders under the VSCA unless such change is conditioned upon obtaining such approval. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

5.19    Certain Policies.

Prior to the Effective Time, VCB shall, consistent with GAAP and applicable banking laws and regulations, modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of BRB; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 6.1(a) and Section 6.1(b).

5.20    Shareholder Litigation.

Each of BRB and VCB shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by VCB shall be agreed to without BRB’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.21    Section 16 Matters.

BRB and VCB agree that, to most effectively compensate and retain certain directors and officers of VCB in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of VCB not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of VCB Common Stock in the Merger, and for that purpose agree to the provisions of this Section 5.21. VCB shall deliver to BRB, in a reasonably timely fashion prior to the Effective Time, accurate information regarding certain officers and directors of VCB. Subject to the reporting requirements of Section 16(a) of the Exchange Act, and the Boards of Directors of BRB and VCB, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of VCB) any dispositions of VCB Common Stock by the directors and officers of VCB, and (in the case of BRB) any acquisitions of BRB Common Stock by any director or officer of VCB who (if any), immediately following the Merger, will be officers or directors of BRB subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

5.22    Dividends.

Each of BRB and VCB shall coordinate with the other regarding the declaration and amount of any dividends in respect of BRB Common Stock and VCB Common Stock and the record dates and payment dates relating thereto, such that the holders of VCB Common Stock shall receive prior to the Effective Time a special per share cash dividend in such amount (the “Pre-Closing Dividend”) that, together with any cash dividend of BRB to which such holders are expected to be entitled between the Effective Time and December 31, 2019, shall equal $0.50 per share of VCB Common Stock. Any dividend to be paid by BRB shall be in the ordinary course of business consistent with past practices, declared and paid with respect to each quarter, and in an amount not to exceed $0.1425 per share. The Pre-Closing Dividend shall be on such date as mutually agreed upon by BRB and VCB and shall be subject to the financial condition and operating performance of VCB and not prohibited by applicable law, any Regulatory Agency or Governmental Authority.

5.23    Transfer Taxes.

Buyer will be liable for all transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby.

ARTICLE 6

Conditions to the Merger

6.1    General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a)    Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the BRB Shareholder Approval and the VCB Shareholder Approval.

(b)    Regulatory Approvals. BRB and VCB shall have received all Regulatory Approvals, all notice periods and waiting periods required after the granting of any such Regulatory Approvals shall have passed, and all such Regulatory Approvals shall be in effect; provided, that no such approvals shall contain any conditions, restrictions or requirements that would, after the Effective Time, have or be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on BRB and its Subsidiaries taken as a whole (after giving effect to the Merger).

(c)    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no Proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d)    Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii)  a Governmental Authority that enjoins or prohibits the consummation of the Merger.

6.2     Conditions to Obligations of BRB.

The obligations of BRB to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by BRB pursuant to Section 8.3.

(a)    Representations and Warranties. The representations and warranties of VCB set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and BRB shall have received a certificate, dated as of the Closing Date, signed on behalf of VCB by the Chief Executive Officer and Chief Financial Officer of VCB to such effect.

(b)    Performance of Obligations. VCB and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and BRB shall have received a certificate, dated as of the Closing Date, signed on behalf of VCB by the Chief Executive Officer and Chief Financial Officer of VCB to such effect.

(c)    Federal Tax Opinion. BRB shall have received a written opinion, dated the Closing Date, from its counsel, Williams Mullen, in form and substance reasonably satisfactory to BRB, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BRB and VCB reasonably satisfactory in form and substance to such counsel.

(d)    Dissenting Shares. The aggregate number of Dissenting Shares shall not represent ten percent (10%) or more of the outstanding shares of VCB Common Stock unless waived in the sole discretion of BRB.

(e)    Minimum Tangible Equity of VCB. VCB’s Tangible Equity as of the last day of the month ended prior to the Closing Date shall not be less than $23,500,000. In connection herewith, five (5) business days prior to the Closing Date VCB shall deliver to BRB a consolidated balance sheet for VCB and its Subsidiaries (the “VCB Closing Balance Sheet”). The VCB Closing Balance Sheet shall be prepared as of the last day of the month prior to the Closing Date and in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect accruals and other adjustments consistent with VCB’s past practice. VCB shall deliver to BRB a certificate of VCB’s Chief Executive Officer and Chief Financial Officer, dated as of the Closing Date, setting forth VCB’s Tangible Equity calculation and certifying that the VCB Closing Balance Sheet continues to reflect accurately, as of the date of the certificate, VCB’s Tangible Equity and financial condition in all material respects. For the purposes of this Section 6.2(e), “VCB’s Tangible Equity” means VCB’s total shareholders’ equity, as adjusted to exclude (i) intangible assets and other comprehensive income / losses (provided that “total shareholders’ equity,” “intangible assets” and “other comprehensive income / losses” shall each be calculated in accordance with GAAP and regulatory accounting principles and other legal and accounting requirements applied consistently with VCB’s past practice), (ii) incremental losses to net book value related to Loans or OREO described in Section 6.2(e) of VCB’s Disclosure Letter, (iii) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for VCB for services rendered in connection with the transactions contemplated by the Agreement and paid or accrued by VCB prior to the Effective Time and (iv) any costs incurred or accrued in connection with the termination of VCB’s contracts as a result of the transactions contemplated by the Merger Agreement. VCB’s Tangible Equity shall be determined consistent with the line items, adjustments and computations set forth in Section 6.2(e) of VCB’s Disclosure Letter, which reflects VCB’s Tangible Equity as of December 31, 2018.

(f)    No Material Adverse Effect. No Material Adverse Effect with respect to VCB and Virginia Community Bank shall have occurred.

6.3    Conditions to Obligations of VCB.

The obligations of VCB to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by VCB pursuant to Section 8.3.

(a)    Representations and Warranties. The representations and warranties of BRB set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and VCB shall have received a certificate, dated as of the Closing Date, signed on behalf of BRB by the Chief Executive Officer and Chief Financial Officer of BRB to such effect.

(b)    Performance of Obligations. BRB and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and VCB shall have received a certificate, dated as of the Closing Date, signed on behalf of BRB by the Chief Executive Officer and Chief Financial Officer of BRB to such effect.

(c)    Federal Tax Opinion. VCB shall have received a written opinion, dated the Closing Date, from its counsel, Hunton Andrews Kurth LLP, in form and substance reasonably satisfactory to VCB, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BRB and VCB reasonably satisfactory in form and substance to such counsel.

(d)    No Material Adverse Effect. No Material Adverse Effect with respect to BRB and Blue Ridge Bank shall have occurred.

ARTICLE 7

Termination

7.1    Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after receipt of the BRB Shareholder Approval or the VCB Shareholder Approval, as provided below:

(a)    Mutual Consent. By the mutual consent in writing of BRB and VCB;

(b)    Closing Delay. By either BRB or VCB, evidenced by written notice, if the Merger has not been consummated by March 1, 2020 or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has been the primary cause of the failure of the Merger to occur on or before such date;

(c)    Breach of Representation or Warranty. By either BRB or VCB (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of BRB and Section 6.3(a) in the case of VCB;

(d)    Breach of Covenant or Agreement. By either BRB or VCB (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breach would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(b) in the case of BRB and Section 6.3(b) in the case of VCB;

(e)    VCB Solicitation and Recommendation Matters; VCB Shareholders Meeting Failure. At any time prior to obtaining the VCB Shareholder Approval, by BRB if (i) VCB shall have breached Section 5.5, (ii) the Board of Directors of VCB shall have failed to make the VCB Board Recommendation, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of BRB or (iii) VCB shall have materially breached its obligations under Section 5.3(a) by failing to call, give notice of, convene and hold the VCB Shareholders Meeting in accordance with (and subject to the exceptions set forth in) Section 5.3(a);

(f)    No VCB Shareholder Approval. By either BRB or VCB, if the VCB Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the VCB Shareholders Meeting or any adjournment thereof;

(g)    BRB Solicitation and Recommendation Matters; BRB Shareholders Meeting Failure. At any time prior to obtaining the BRB Shareholder Approval, by VCB if (i) the Board of Directors of BRB shall have failed to make the BRB Board Recommendation, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of VCB, or (ii) BRB shall have materially breached its obligations under Section 5.3(b) by failing to call, give notice of, convene and hold the BRB Shareholders Meeting in accordance with Section 5.3(b);

(h)    No BRB Shareholder Approval. By either BRB or VCB, if the BRB Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the BRB Shareholders Meeting or any adjournment thereof;

(i)    Termination Event. By BRB upon the occurrence of any of the following events after the date hereof:

(i)    (A) VCB or Virginia Community Bank, without having received BRB’s prior written consent, shall have entered into an agreement with any person to (1) merge or consolidate with, acquire or enter into any similar transaction with VCB or Virginia Community Bank, or (2) purchase, lease or otherwise acquire all or substantially all of the assets of VCB or Virginia Community Bank; or (B) VCB or Virginia Community Bank, without having received

BRB’s prior written consent, shall have entered into an agreement with any person to purchase or otherwise acquire directly from VCB securities representing ten percent (10%) or more of the voting power of VCB; or

(ii)    a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of VCB Common Stock is commenced (other than by BRB or a Subsidiary of BRB), and the Board of Directors of VCB recommends that the shareholders of VCB tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10)-business day period specified in Rule 14e-2(a) under the Exchange Act; or

(j)    Other Agreement. At any time prior to obtaining the VCB Shareholder Approval, by VCB in order to change, modify or withdraw the VCB Board Recommendation and enter into an acquisition agreement or similar agreement with respect to a Superior Proposal which has been received and considered by VCB and the Board of Directors of VCB (or applicable committee thereof) in compliance with Section 5.5; provided that this Agreement may be terminated by VCB pursuant to this Section 7.1(j) only after taking the following actions: (i) VCB shall notify BRB in writing, four (4) business days in advance, that it intends to terminate this Agreement in order to accept such Superior Proposal; (ii) during such four (4) business day period, VCB shall negotiate in good faith, to the extent BRB so desires to negotiate, to amend the terms and conditions of this Agreement so that such Acquisition Proposal ceases to be a Superior Proposal; (iii) at the end of such four (4) business day period, the Board of Directors (or applicable committee thereof) of VCB shall have determined in good faith (after consultation with its outside legal counsel and financial advisor), and after considering the changes, if any, that BRB proposed in writing to the terms and conditions of this Agreement, that such Acquisition Proposal continues to constitute a Superior Proposal; and (iv) in the event of any material change to the material terms of such Superior Proposal, VCB shall, in each case, provide BRB with an additional notice before it may terminate this Agreement pursuant to this Section 7.1(j) (provided that such four (4) business day period shall be a two (2) business day period).

7.2    Effect of Termination.

In the event of termination of this Agreement by either party as provided in Section 7.1, none of BRB, VCB, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c), Section 5.7, this Article 7 and Article 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

7.3    Non-Survival of Representations, Warranties and Covenants.

None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, the Affiliate Agreements and the Director Noncompetition Agreements which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.13 and Section 5.14 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

7.4    Fees and Expenses.

(a)    Except as otherwise provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, except that the costs and expenses of printing and mailing the Joint Proxy Statement. The costs of printing and mailing the Joint Proxy Statement shall be shared proportionately by BRB and VCB based on their relative number of shareholders. All filing and other fees paid to the SEC, the Trading Market and other Governmental Authorities in connection with the Merger shall be borne by BRB.

(b)    VCB shall pay BRB the sum of $1,500,000 (which represents liquidated damages inclusive of all BRB fees and expenses) (the “VCB Termination Fee”) if this Agreement is terminated as follows:

(i)    if this Agreement is terminated by BRB pursuant to Section 7.1(e) or Section 7.1(i), or by VCB pursuant to Section 7.1(j), payment shall be made to BRB concurrently with the termination of this Agreement; or

(ii)    if this Agreement is terminated (A) by BRB pursuant to Section 7.1(c) or Section 7.1(d), (B) by either BRB or VCB pursuant to Section 7.1(b), or (C) by either BRB or VCB pursuant to Section 7.1(f), and, in the case of any termination pursuant to clause (A) an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the shareholders, senior management or the Board of Directors of VCB (or any person or entity shall have publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement or in the case of any termination pursuant to clause (B) or (C) an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the shareholders (or any person or entity shall have publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement, and (y) prior to the taking of the vote of the shareholders of VCB contemplated by this Agreement at the VCB Shareholders Meeting, in the case of clause (C), or (z) prior to the date of termination, in the case of clause (A) or (B), and in either case not withdrawn prior to the termination of this Agreement, then if within twelve (12) months after such termination VCB enters into an agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then VCB shall pay to BRB the VCB Termination Fee on the date when such transaction is consummated (provided that references to “10% or more” in the definition of Acquisition Proposal shall be deemed references to “25% or more” for purposes of this Section 7.4(b)(ii)).

(c)    BRB shall pay VCB the sum of $500,000 and BRB shall reimburse VCB for all reasonable expenses incurred by VCB in connection with the Merger, subject to a cap of $500,000 for such expenses (which represents liquidated damages inclusive of all VCB fees and expenses) (the “BRB Termination Fee”) if this Agreement is terminated by VCB pursuant to Section 7.1(g), in which case payment shall be made to VCB within two (2) business days after the termination of this Agreement.

(d)    The agreements contained in paragraph (b) of this Section 7.4 shall be deemed an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that no such amount constitutes a penalty or liquidated damages in the event of a breach of this Agreement by VCB. If VCB fails to pay or cause payment to BRB the amount(s) due under paragraph (b) above at the time specified therein, VCB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by BRB in connection with any action in which BRB prevails, including the filing of any lawsuit, taken to collect payment of such amount(s), together with interest on the amount of any such unpaid amount(s) at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amount(s) were required to be paid until the date of actual payment.

(e)    Any payment required to be made pursuant to Section 7.4 shall be made by wire transfer of immediately available funds to an account designated by BRB in the notice of demand for payment delivered pursuant to this Section 7.4. For the avoidance of doubt, in no event shall VCB be required to pay the VCB Termination Fee or BRB be required to pay the BRB Termination Fee on more than one occasion, whether or not the VCB Termination Fee or the BRB Termination Fee (as applicable) may be payable under multiple provisions of this Agreement at the same time or at different times or upon the occurrence of different events.

ARTICLE 8

General Provisions

8.1    Entire Agreement.

This Agreement, including the Disclosure Letters and the exhibits hereto, and the Confidentiality Agreement contain the entire agreement between BRB and VCB with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2    Binding Effect; No Third Party Rights.

This Agreement shall bind BRB and VCB and their respective successors and assigns. Other than Sections 5.10, 5.12, 5.13, 5.14 and 5.22 and for the rights of VCB’s shareholders arising after the Effective Time under Article 2, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

8.3    Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the BRB Shareholders Meeting or the VCB Shareholders Meeting, except statutory requirements and requisite approvals of shareholders and Governmental Authorities.

8.4    Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

8.5    Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) on the date given if delivered prior to 5:00 p.m. Eastern Time on a business day, personally or by confirmed facsimile, in each case with a hard copy sent by registered or certified first class mail, personally or by commercial overnight delivery service; (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to BRB:

Brian K. Plum

President and Chief Executive Officer

Blue Ridge Bankshares, Inc.

17 West Main Street

Luray, Virginia 22835

Facsimile: (540) 743-5536

with a copy to:

Scott H. Richter

Williams Mullen

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

Facsimile:(804) 420-6507

If to VCB:

A. Preston Moore, Jr.

President and Chief Executive Officer

Virginia Community Bankshares, Inc.

114 Industrial Drive

Louisa, Virginia 23093

Facsimile: (540) 967-0539

with a copy to:

Brian L. Hager

Hunton Andrews Kurth LLP

951 East Byrd Street

Richmond, Virginia 23219

Facsimile: (804) 343-4865

8.6    Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

8.7    Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8    Venue and Jurisdiction.

All actions and proceedings arising out of or relating to this Agreement or its subject matter shall be heard and determined exclusively in any state court sitting in Henrico County, Virginia, or any federal court sitting in Richmond, Virginia. EACH PARTY IRREVOCABLY CONSENTS TO AND SUBMITS TO (A) THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE ABOVE-NAMED VENUE, AND (B) IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT BY WAY OF MOTION, DEFENSE, OR OTHERWISE, IN ANY LEGAL PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT THE LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE LEGAL PROCEEDING IS IMPROPER, OR THAT THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS MAY NOT BE ENFORCED IN OR BY ANY OF THE ABOVE-NAMED COURTS.

8.9    Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

VIRGINIA COMMUNITY BANKSHARES, INC.

By:	/s/ A. Preston Moore, Jr.
A. Preston Moore, Jr.
President and Chief Executive Officer

EXHIBIT 1.1

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

BLUE RIDGE BANKSHARES, INC.

AND

VIRGINIA COMMUNITY BANKSHARES, INC.

Pursuant to this Plan of Merger (“Plan of Merger”), VIRGINIA COMMUNITY BANKSHARES, INC., a Virginia corporation (“VCB”), shall merge with and into BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRB”).

ARTICLE 1

Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of May 13, 2019, between BRB and VCB (the “Agreement”), at the Effective Time (as defined herein), VCB shall be merged with and into BRB (the “Merger”) in accordance with the provisions of Virginia law, and with the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). The separate corporate existence of VCB thereupon shall cease, and BRB shall be the surviving corporation in the Merger. The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2 of the Agreement (the “Effective Time”).

ARTICLE 2

Merger Consideration; Election, Allocation and Exchange Procedures

2.1.    Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of BRB or VCB, or their respective shareholders:

(a)    Subject to Section 2.1(e), each share of common stock, no par value per share, of BRB (“BRB Common Stock”), that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b)    Subject to Section 2.1(e) and the allocation procedures of Section 2.2, each share of common stock, par value $5.00 per share, of VCB (“VCB Common Stock”), that is issued and outstanding immediately before the Effective Time (other than the Dissenting Shares as defined in Section 2.8), shall be converted into and exchanged for the right to receive, at the election of the holder thereof, either:

(i)    cash in the amount of $58.00 per share (the “Cash Consideration”); or

(ii)    3.05 shares of BRB Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

(c)    All shares of VCB Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d)    Each certificate previously representing shares of VCB Common Stock (a “VCB Common Certificate”) and the non-certificated shares of VCB Common Stock (the “VCB Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of VCB Common Stock (i) the Merger Consideration upon the surrender of such VCB Common Certificate or VCB Book-Entry Shares in accordance with Section 2.3, and (ii) any dividends or distributions or cash in lieu of fractional shares which the holder thereof has the right to receive pursuant to Sections 2.4 and 2.6.

(e)    Each share of VCB Common Stock held by either party and each share of BRB Common Stock held by VCB or any of VCB’s Subsidiaries (as defined in the Agreement) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BRB Common Stock shall resume the status of authorized and unissued shares of BRB Common Stock.

2.2.    Election and Allocation Procedures.

(a)    Prior to the Effective Time, BRB shall appoint Computershare Trust Company, N.A. (or such other company or entity as BRB and VCB may mutually agree to designate) to act as the exchange agent (the “Exchange Agent”) for purposes of conducting the election, allocation and exchange procedures described in this Article 2. Provided that VCB has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall provide to the holders of VCB Common Stock as of the record date established by the Board of Directors of VCB for the VCB Shareholder Meeting, contemporaneously with, or in no event more than ten (10) days after, the mailing of the Joint Proxy Statement (as defined in the Agreement), an election form in such form as BRB and VCB shall reasonably agree (the “Election Form”). Each Election Form shall permit a holder of VCB Common Stock (or the beneficial owner through appropriate and customary documentation and instruction):

(i)    to elect to receive the Cash Consideration with respect to all or any of such holder’s VCB Common Stock (collectively, the “Cash Election Shares”);

(ii)    to elect to receive the Stock Consideration with respect to all or any of such holder’s VCB Common Stock (collectively, the “Stock Election Shares”); or

(iii)    to indicate that such holder makes no election with respect to such holder’s shares of VCB Common Stock (collectively, the “No Election Shares”).

Notwithstanding anything in this Plan of Merger to the contrary, the aggregate number of shares of VCB Common Stock that will be converted into the Stock Consideration (the “Stock Conversion Number”) shall be equal to the product of (A) 60% and (B) the number of shares of VCB Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of VCB Common Stock held by either party and each share of BRB Common Stock held by VCB or any of VCB’s Subsidiaries (as defined in the Agreement) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted)) rounded down to the nearest whole share. Any shares of VCB Common Stock with respect to which the holder (or the beneficial owner, as the case may be) either (X) has not submitted to the Exchange Agent an effective, properly completed Election Form by the Election Deadline (as defined herein), or (Y) has revoked an Election Form prior to the Election Deadline and has not resubmitted a properly completed Election Form prior to the Election Deadline, shall be designated No Election Shares. For purposes of this Plan of Merger, the term “Election Deadline” means 5:00 p.m., Eastern Time, on the business day immediately prior to the VCB Shareholders Meeting, or such other date as BRB and VCB shall mutually agree upon.

(b)    Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Subject to the terms of this Plan of Merger and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither BRB nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(c)    Within five (5) business days after the Effective Time, BRB shall cause the Exchange Agent to allocate the Merger Consideration, which shall be effected by the Exchange Agent as follows:

(i)    If the total number of Stock Election Shares is greater than the Stock Conversion Number, then:

(A)    each Cash Election Share and each No Election Share shall be converted into the right to receive the Cash Consideration;

(B)    the Exchange Agent will select, on a strictly pro rata basis based upon the number of such Stock Election Shares submitted, from among the holders of Stock Election Shares, a sufficient number of such shares (the “Cash Designee Shares”) such that the total amount of Stock Election Shares minus the sum of the Cash Designee Shares and the Dissenting Shares (as defined herein) equals the Stock Conversion Number, and each Cash Designee Share shall be converted into the right to receive the Cash Consideration; and

(C)    each remaining unconverted Stock Election Share (after application of subsection (B) above) shall be converted into the right to receive the Stock Consideration.

(ii)    If the total number of Stock Election Shares and No Election Shares is less than the Stock Conversion Number, then:

(A)    each Stock Election Share and each No Election Share shall be converted into the right to receive the Stock Consideration;

(B)    the Exchange Agent will select, on a strictly pro rata basis based upon the number of such Cash Election Shares submitted, from among the holders of Cash Election Shares, a sufficient number of such shares (the “Stock Designee Shares”) such that the total amount of Stock Election Shares and No Election Shares plus the Stock Designee Shares equals the Stock Conversion Number, and each Stock Designee Share shall be converted into the right to receive the Stock Consideration; and

(C)    each remaining unconverted Cash Election Share (after application of subsection (B) above) shall be converted into the right to receive the Cash Consideration.

(iii)    If the total number of Stock Election Shares is less than the Stock Conversion Number, but the total number of Stock Election Shares and No Election Shares is greater than the Stock Conversion Number, then:

(A)    each Stock Election Share shall be converted into the right to receive the Stock Consideration and each Cash Election Share shall be converted into the right to receive the Cash Consideration;

(B)    the Exchange Agent will select, on a strictly pro rata basis based upon the number of such No Election Shares submitted, from among the holders of No Election Shares, a sufficient number of such shares (“No Election Stock Designee Shares”) such that the total amount of Stock Election Shares plus the No Election Stock Designee Shares equals the Stock Conversion Number. Each No Election Stock Designee Share shall be converted into the right to receive the Stock Consideration; and

(C)    each remaining unconverted No Election Share (after application of subsection (B) above) shall be converted into the right to receive the Cash Consideration.

2.3.    Exchange Procedures.

(a)    On or before the Closing Date, BRB shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of the VCB Common Certificates and VCB Book-Entry Shares, (i) the number of shares of BRB Common Stock to be issued pursuant to Article 2, which shares may be, at the election of BRB, either certificates representing the shares of BRB Common Stock or non-certificated shares of BRB Common Stock, and (ii) cash equal to the aggregate amount of the Cash Consideration payable pursuant to this Article 2, together with any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for certificates representing outstanding shares of VCB Common Stock and VCB Book-Entry Shares.

(b)    As promptly as practicable after the Exchange Agent completes the allocation procedures set forth in Section 2.2, and in no event later than five (5) business days thereafter, BRB shall cause the Exchange Agent to send to each former shareholder of record of VCB Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s VCB Common Certificates or VCB Book-Entry Shares for the Merger Consideration.

(c)    BRB shall cause the Merger Consideration into which shares of VCB Common Stock are converted at the Effective Time, and dividends or distributions that a VCB shareholder shall be entitled to receive, and any cash to be paid in lieu of fractional shares, to be issued and paid to such VCB shareholder promptly following the later to occur of (i) delivery to the Exchange Agent of VCB Common Certificates and VCB Book-Entry Shares representing such shares of VCB Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto and (ii) the Effective Time. No interest will accrue or be paid on any cash to be paid pursuant to Sections 2.4 or 2.6. If the Agreement is terminated following the delivery by any VCB shareholder of his, her or its VCB Common Certificates or VCB Book-Entry Shares to the Exchange Agent, BRB will instruct the Exchange Agent to promptly return such VCB Common Certificates or VCB Book-Entry Shares to the record holder thereof.

(d)    Any VCB shareholder whose VCB Common Certificates or VCB Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions, and cash in lieu of fractional shares upon compliance with reasonable conditions imposed by BRB pursuant to applicable law and as required in accordance with BRB’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of VCB for nine (9) months after the Effective Time shall be returned to BRB (together with any earnings in respect thereof). Any shareholders of VCB who have not complied with this Article 2 shall thereafter be entitled to look only to BRB, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of VCB Common Stock such shareholder holds as determined pursuant to this Plan of Merger, without any interest thereon.

(f)    None of the Exchange Agent, either of the parties hereto or any of BRB’s Subsidiaries (as defined in the Agreement) or VCB’s Subsidiaries (as defined in the Agreement) shall be liable to any shareholder of VCB for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.4.    No Fractional Shares.

Each holder of shares of VCB Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of BRB Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of BRB Common Stock multiplied by the closing sale price per share of BRB Common Stock on the trading day immediately preceding the Effective Time that shares of BRB Common Stock actually traded, as reported on the OTC Pink marketplace.

2.5.    Anti-Dilution.

In the event BRB changes (or establishes a record date for changing) the number of shares of BRB Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Stock Consideration.

2.6.    Dividends.

No dividend or other distribution payable to the holders of record of BRB Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any VCB Common Certificate or VCB Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the VCB Common Certificate or VCB Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.3(d)) for exchange as provided in Section 2.3 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).

2.7.    Withholding Rights.

Each of BRB and the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Plan of Merger as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8.    Dissenting Shares.

Any holder of shares of VCB Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Article 15 of the VSCA shall be entitled to receive from BRB, in lieu of the Merger Consideration, the value of such shares as to which appraisal rights have been perfected in cash as determined pursuant to the VSCA; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of the VSCA, and surrendered to VCB the certificate or certificates representing the shares for which payment is being made (the “Dissenting Shares”). In the event that after the Effective Time a dissenting shareholder of VCB fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, BRB shall issue and deliver the consideration to which such holder of shares of VCB Common Stock is entitled under this Article 2 (without interest) upon surrender by such holder of the VCB Common Certificate or VCB Book-Entry Shares representing such shares.

ARTICLE 3

Articles of Incorporation and Bylaws of BRB

The Articles of Incorporation of BRB as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of BRB at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BRB as in effect immediately prior to the Effective Time shall be the Bylaws of BRB at and after the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE 4

Conditions Precedent

The obligations of BRB and VCB to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

EXHIBIT 1.3(a)

To the Agreement and

Plan of Reorganization

FORM OF SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER

BETWEEN

BLUE RIDGE BANK, NATIONAL ASSOCIATION

AND

VIRGINIA COMMUNITY BANK

This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Bank Agreement”), dated [            ], 2019, is between BLUE RIDGE BANK, NATIONAL ASSOCIATION, a national banking association (“Blue Ridge Bank”), and VIRGINIA COMMUNITY BANK, a Virginia chartered bank.

ARTICLE 1

Terms of the Merger

1.1.    The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of May 13, 2019 (the “Agreement”), between Blue Ridge Bankshares, Inc. (“Blue Ridge”) and Virginia Community Bankshares, Inc. (“VCB”), at the Effective Time (as defined herein), Virginia Community Bank shall be merged with and into Blue Ridge Bank (the “Merger”) in accordance with the provisions of the National Bank Act and the rules and regulations promulgated thereunder and, with respect to Virginia Community Bank, pursuant to the Virginia Stock Corporation Act. Blue Ridge Bank shall be the surviving national banking association in the Merger (Blue Ridge Bank as existing on and after the Effective Time is sometimes referred to herein as the “Continuing Bank”). The Merger shall become effective on such date and time as specified in Article 6 hereof (the “Effective Time”).

1.2.    Articles of Association; Bylaws.

The Articles of Association and Bylaws of Blue Ridge Bank in effect immediately prior to the consummation of the Merger shall continue to remain in effect following the Effective Time until otherwise amended.

1.3.    Conversion of Shares.

Each share of common stock of Blue Ridge Bank issued and outstanding immediately prior to the Effective Time shall continue unchanged as an outstanding share of common stock of the Continuing Bank, and each outstanding share of common stock of Virginia Community Bank shall be cancelled and retired with no consideration to be issued or paid in exchange therefor.

1.4.    Assets and Liabilities.

All assets of Virginia Community Bank as they exist at the Effective Time shall pass to and vest in the Continuing Bank without any conveyance or other transfer. The Continuing Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Effective Time.

ARTICLE 2

Board of Directors

Immediately after the Effective Time, the Board of Directors of the Continuing Bank shall consist of all of the following individuals:

Larry Dees	Hunter H. Bost	Robert B. Burger Jr.
Elise Peters Carey	Mensel D. Dean Jr.	Kenneth E. Flynt
James E. Gander, II	John H.H. Graves	Robert S. Janney
Brian K. Plum	Gary R. Shook	William W. Stokes
Malcolm R. Sullivan, Jr.	Donald R. Vaughan	Carolyn J. Woodruff

[Insert names of the VCB Directors (as term is defined in the Agreement)]

ARTICLE 3

Capital Stock

The amount of capital stock of the Continuing Bank after the Effective Time shall be [$         million], divided into 10,000,000 shares of common stock, each of $5.00 par value. At the Effective Time, the Continuing Bank shall have a surplus of approximately [$         million], undivided profits, including capital reserves, of approximately [$         million] and accumulated other comprehensive income of approximately [$         thousand], adjusted however, for normal and merger-related earnings and expenses between [            ], 2019 and the Effective Time.

ARTICLE 4

Conditions Precedent

The obligations of Blue Ridge Bank and Virginia Community Bank to effect the Merger as herein provided shall be subject to the receipt of all applicable regulatory approvals and to the prior effectiveness of the merger of VCB with and into Blue Ridge in accordance with the Agreement.

ARTICLE 5

Termination

This Subsidiary Bank Agreement may be terminated at any time prior to the Effective Time by the parties hereto.

ARTICLE 6

Board and Shareholder Approvals; Effectiveness

This Subsidiary Bank Agreement has been authorized and approved by the respective boards of directors of Blue Ridge Bank and Virginia Community Bank, by Blue Ridge as the sole shareholder of Blue Ridge Bank and by VCB as the sole shareholder of Virginia Community Bank,

and the merger shall become effective as of [        ]:[        ] p.m. Eastern Time, on [            ], 2019, and the parties hereto request that such time and date be specified in the merger approval to be issued by the Comptroller of the Currency of the United States.

[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BLUE RIDGE BANK, NATIONAL ASSOCIATION

By:
Brian K. Plum
Chief Executive Officer

VIRGINIA COMMUNITY BANK

By:
A. Preston Moore, Jr.
President and Chief Executive Officer

EXHIBIT 5.8(a)

To the Agreement and

Plan of Reorganization

FORM OF VCB AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of May 13, 2019, is by and among BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRB”), VIRGINIA COMMUNITY BANKSHARES, INC., a Virginia corporation (“VCB”), and the undersigned shareholder of VCB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

WHEREAS, the Boards of Directors of BRB and VCB have approved a business combination of their companies through the merger (the “Merger”) of VCB with and into BRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of May 13, 2019, by and between BRB and VCB, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the right and power to vote or direct the disposition of the number of shares of common stock, par value $5.00 per share, of VCB (“VCB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of VCB Common Stock subsequently acquired by Shareholder during the term of this Agreement, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BRB and VCB entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    Agreement to Vote.

During the term of this Agreement and at such time as VCB conducts the VCB Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the VCB Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of VCB under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BRB or VCB under the Merger Agreement.

2.    Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a)    Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for Shareholder’s Shares, Shareholder is not the beneficial or registered owner of any other shares of VCB Common Stock or rights to acquire shares of VCB Common Stock and for which Shareholder has the right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)    Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares. In addition, during the term of this Agreement, Shareholder will not sell, directly or indirectly, any shares of BRB Common Stock in a transaction or transactions effected over the OTC market.

(c)    Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)    No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e)    No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BRB in writing.

(f)    Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h)    No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i)    Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of VCB should not support the Merger.

3.    No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.    Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of VCB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of VCB issued to or acquired by Shareholder.

5.    Capacity; Obligation to Vote.

(a)    Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of VCB is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of VCB, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of VCB. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of VCB, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b)    The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BRB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) VCB is otherwise entitled to terminate the Merger Agreement.

6.    Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, VCB or BRB, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7.    Stop Transfer Order.

In furtherance of this Agreement, as soon as practicable after the date hereof, Shareholder shall authorize and instruct VCB to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8.    Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9.    Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, the Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with Virginia Community Bank such banking relationships (e.g., lending, deposit or other accounts) that the Shareholder (or affiliates thereof) currently maintains with VCB and Virginia Community Bank, in form and substance substantially the same as currently maintained; and (ii) after the Subsidiary Bank Merger and until the one (1) year anniversary of the Subsidiary Bank Merger, he or she will use best efforts to maintain and continue with BRB and Blue Ridge Bank such banking relationships that the Shareholder (or affiliates thereof) maintained with VCB and Virginia Community Bank prior to the Subsidiary Bank Merger.

10.    Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

11.    Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

12.    Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BRB or VCB, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of VCB.

13.    Benefit of Agreement; Assignment.

(a)    This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b)    The parties hereto agree and designate Virginia Community Bank as a third-party beneficiary of this Agreement, with Virginia Community Bank having the right to enforce the terms hereof.

14.    Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

15.    Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on the following page]

IN WITNESS WHEREOF, BRB, VCB and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BLUE RIDGE BANKSHARES, INC.

By:
Brian K. Plum
President and Chief Executive Officer

VIRGINIA COMMUNITY BANKSHARES, INC.

By:
A. Preston Moore, Jr.
President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

EXHIBIT 5.8(b)

To the Agreement and

Plan of Reorganization

FORM OF BRB AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of May 13, 2019, is by and among BLUE RIDGE BANKSHARES, INC., a Virginia corporation (“BRB”), VIRGINIA COMMUNITY BANKSHARES, INC., a Virginia corporation (“VCB”), and the undersigned shareholder of BRB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

WHEREAS, the Boards of Directors of BRB and VCB have approved a business combination of their companies through the merger (the “Merger”) of VCB with and into BRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of May 13, 2019, by and between BRB and VCB, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the right and power to vote or direct the disposition of the number of shares of common stock, no par value per share, of BRB (“BRB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BRB Common Stock subsequently acquired by Shareholder during the term of this Agreement, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BRB and VCB entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    Agreement to Vote.

During the term of this Agreement and at such time as BRB conducts the BRB Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the BRB Shareholders Meeting; and (ii) against (A) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BRB under the Merger Agreement or of Shareholder under this Agreement and (B) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BRB or VCB under the Merger Agreement.

2.    Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a)    Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for Shareholder’s Shares, Shareholder is not the beneficial or registered owner of any other shares of BRB Common Stock or rights to acquire shares of BRB Common Stock and for which Shareholder has the right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)    Restrictions on Transfer and Acquisitions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares. In addition, during the term of this Agreement, Shareholder will not acquire, directly or indirectly, any additional shares of BRB Common Stock in a transaction or transactions effected over the OTC market.

(c)    Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)    No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e)    No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to VCB in writing.

(f)    Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h)    Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BRB should not support the Merger.

3.    No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.    Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BRB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BRB issued to or acquired by Shareholder.

5.    Capacity.

(a)    With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of BRB. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b)    The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) VCB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BRB is otherwise entitled to terminate the Merger Agreement.

6.    Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, VCB or BRB, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7.    Stop Transfer Order.

In furtherance of this Agreement, as soon as practicable after the date hereof, Shareholder shall authorize and instruct BRB to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8.    Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9.    Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

10.    Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

11.    Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BRB or VCB, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BRB.

12.    Benefit of Agreement; Assignment.

(a)    This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b)    The parties hereto agree and designate Blue Ridge Bank as a third-party beneficiary of this Agreement, with Blue Ridge Bank having the right to enforce the terms hereof.

13.    Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

14.    Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

IN WITNESS WHEREOF, BRB, VCB and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BLUE RIDGE BANKSHARES, INC.

By:
Brian K. Plum
President and Chief Executive Officer

VIRGINIA COMMUNITY BANKSHARES, INC.

By:
A. Preston Moore, Jr.
President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

EXHIBIT 5.9

To the Agreement and

Plan of Reorganization

FORM OF DIRECTORS NONCOMPETITION AGREEMENT

[            ], 2019

Blue Ridge Bankshares, Inc.

17 West Main Street

Luray, Virginia 22835

Ladies and Gentlemen:

The undersigned is a director of Virginia Community Bankshares, Inc., a Virginia corporation (“VCB”), and/or Virginia Community Bank, the wholly-owned Virginia chartered commercial bank subsidiary of VCB. Blue Ridge Bankshares, Inc., a Virginia corporation (“BRB”), has agreed to acquire VCB (the “Merger”), pursuant to an Agreement and Plan of Reorganization, dated as of May 13, 2019, by and between BRB and VCB, and a related Plan of Merger (collectively, the “Agreement”). The undersigned has been offered the opportunity to become a member of (i) BRB’s Board of Directors, (ii) the Board of Directors of the Continuing Bank (as defined in the Agreement) or (iii) an advisory board of the Continuing Bank, at and after the Effective Time (as defined in the Agreement) of the Merger. This Agreement shall become effective at the Effective Time and if and only if the Merger is consummated.

As a condition of acceptance of such offer, and subject to the exceptions below, the undersigned hereby agrees that, for the longer of (i) 24 months following the Effective Time or (ii) the period that the undersigned shall be a member of the BRB Board of Directors, the Continuing Bank Board of Directors or an advisory board of the Continuing Bank, the undersigned will not, directly or indirectly: (A) become a member of the board of directors or an advisory board of, or be an organizer of, or be a 5% or more shareholder of, any entity engaged in or formed for the purpose of engaging in a Competitive Business anywhere in the Market Area (as such terms are defined below); or (B) in any individual or representative capacity whatsoever, knowingly induce any individual to terminate his or her employment with BRB or its Affiliates (as such term is defined below).

As used in this Agreement, the term “Competitive Business” means the financial services business, which includes one or more of the following businesses: consumer and commercial banking, insurance brokerage, asset management, residential and commercial mortgage lending, and any other business in which BRB or any of its Affiliates are engaged; the term “Market Area” means (i) the cities of Charlottesville and Fredericksburg and the counties of Albemarle, Louisa and Orange in Virginia, and any cities, towns and counties directly adjacent to such localities, and (ii) any other city, town, county or municipality in Virginia in which BRB has established and is continuing to operate a banking, mortgage or loan production office (excluding, for purposes of this letter agreement, an office providing solely residential mortgage loans, unless such office is in the areas identified in clause (i) above); the term “Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, BRB; and the term “Person” means any person, partnership, corporation, company, group or other entity.

Notwithstanding the foregoing, in no event shall the undersigned be prevented from continuing to engage in, or being or continuing to engage in any activities as an officer, employee, owner, shareholder, partner or member in or of, or a member of the board of directors or a member of an advisory board of, any entity engaged in, a Competitive Business if the undersigned holds such position (or a corresponding position with the predecessor to such entity) or otherwise engages in that Competitive Business on the date hereof.

This letter agreement is the complete agreement between BRB and the undersigned concerning the subject matter hereof and shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, without regard to its conflicts of laws provisions.

This letter agreement is executed as of the [    ] day of [        ] 2019.

Very truly yours

[Insert Name]

Appendix B

OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

May 13, 2019

Board of Directors

Blue Ridge Bankshares, Inc.

17 West Main Street

Luray, VA 22835

Members of the Board of Directors:

We understand that Blue Ridge Bankshares, Inc. (“BRBS,” or the “Company”) and Virginia Community Bankshares, Inc. (“VCBS”), propose to enter into the Agreement (defined below) pursuant to which, among other things, VCBS, and its wholly-owned subsidiary, Virginia Community Bank, will be merged with and into the Company, and its wholly-owned subsidiary, Blue Ridge Bank, National Association (“Blue Ridge Bank”), respectively (the “Transaction”), and that, in connection with the Transaction, each outstanding share of common stock, par value $5.00 per share, of VCBS (the “Common Shares”), other than shares owned directly by the Company, Blue Ridge Bank, or any of their respective subsidiaries, will be converted into the right to receive, at the election of the VCBS shareholder, either (i) 3.05 shares of BRBS common stock or (ii) cash in the amount of $58.00 per Common Share(collectively the “Merger Consideration”), subject to a final 60% stock / 40% cash consideration allocation mix. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James” or “we”) provide an opinion (this “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair from a financial point of view to the Company. For purposes of this Opinion, and with your consent, we have assumed that the Merger Consideration is equal to $59.23 per Common Share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.

reviewed the financial terms and conditions as stated in the draft dated May 11, 2019 of the Agreement and Plan of Merger by and among BRBS, Blue Ridge Bank, National Association, Virginia Community Bank and VCBS (the “Agreement”);

2.	reviewed the Company’s and the VCBS’s audited and unaudited financial statements;

3.	reviewed the Company’s and the VCBS’s recent public filings and certain other publicly available information regarding the Company and VCBS;

4.

reviewed certain information related to the historical, current and future operations, financial condition and prospects of VCBS and the Company made available to us by the Company, including, but not limited to, (a) financial projections prepared by the management of the Company relating to each of VCBS and the Company for the periods ending December 31, 2019 through December 31, 2023, as approved for our use by the Company (the “Projections”), and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other synergies expected to result from the Transaction, all as prepared by management of the Company (the “Synergies”);

Board of Directors

Blue Ridge Bankshares, Inc.

May 13, 2019

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices for the Company’s public shares, and the current market prices of publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.	reviewed such other financial studies, analyses and inquiries and such other information and factors as we deemed appropriate;

10.

reviewed a certificate, dated May 12, 2019, addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of financial information and data provided to, or discussed with, Raymond James by or on behalf of the Company; and

11.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we deemed relevant to our inquiry for the purposes of the Opinion.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets, the collateral securing assets or the liabilities (contingent or otherwise) of VCBS or the Company, nor have we been furnished with any such evaluations or appraisals. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan losses; accordingly we have assumed that such allowances are in the aggregate adequate to cover such losses and comply fully with applicable law, regulatory policy and sound banking practices as of the date hereof. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans or the Company, VCBS or any of their respective subsidiaries. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which VCBS or BRBS is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which VCBS or BRBS is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions

Board of Directors

Blue Ridge Bankshares, Inc.

May 13, 2019

of claims, outcomes or damages arising out of any such matters. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. Accordingly, with your consent, in rendering this Opinion, our reliance upon BRBS management as to the reasonableness and achievability of such information includes reliance upon the judgments and assessments of BRBS and BRBS management with respect to such differences. We express no opinion with respect to the Projections or the assumptions on which they are based. Furthermore, upon the advice of management of the Company, we have assumed that the estimated Synergies reviewed by us have been reasonably prepared in good faith and bases reflecting the best currently available estimates and judgments of the management of the Company and that the Synergies will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such Synergies or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto and without adjustment to the Merger Consideration. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without waiver or modification. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, VCBS, or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of May 12, 2019 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or VCBS since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed

Board of Directors

Blue Ridge Bankshares, Inc.

May 13, 2019

Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of the Company’s common stock either until or following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. This Opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by the Company pursuant to the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction, including, without limitation, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended.

In formulating our opinion, we have considered only what we understand to be the consideration to be paid by the Company as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of VCBS’s officers, directors or employees, or class of such persons, whether relative to the compensation payable by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company or VCBS, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (ii) the fairness of the Transaction to any one class or group of the Company’s, VCBS’s, or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s, VCBS’s, or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or VCBS or the ability of the Company, VCBS, or their respective subsidiaries to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful

Board of Directors

Blue Ridge Bankshares, Inc.

May 13, 2019

completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In February 2019, the Company closed a private placement of common stock for which Raymond James served as sole placement agent and received a fee of approximately $930,000. Raymond James did not provide any investment banking services to, or receive any fees for such from, VCBS in the two years preceding the date of this Opinion. However, in the two years preceding the date of this Opinion, Raymond James has provided fixed income sales and trading services to VCBS and has received a total of $65,000 in fees related to these activities.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this Opinion is for the information of the Board (but not to any individual director other than in his or her capacity as a member of the Board) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction, nor is this letter intended to confer rights or remedies upon VCBS or the shareholders of the Company or VCBS. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Appendix C

OPINION OF SANDLER O’NEILL & PARTNERS, L.P.

May 13, 2019

Board of Directors

Virginia Community Bankshares, Inc.

114 Industrial Drive

P.O. Box 888

Louisa, VA 23093

Ladies and Gentlemen:

Virginia Community Bankshares, Inc. (“VCB”) and Blue Ridge Bankshares, Inc. (“BRB”) are proposing to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which VCB will merge with and into BRB, with BRB being the surviving corporation (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, each share of common stock, par value $5.00 per share, of VCB (“VCB Common Stock”) issued and outstanding immediately prior to the Effective Time, excluding certain shares of VCB Common Stock as specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either: (i) cash in the amount of $58.00 per share (the “Cash Consideration”); or (ii) 3.05 shares (the “Stock Consideration”) of common stock, no par value, of BRB (“BRB Common Stock”). The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration.” The Agreement provides, generally, that sixty percent (60%) of the total number of shares of VCB Common Stock shall be converted into the Stock Consideration and forty percent (40%) of such shares of VCB Common Stock shall be converted into the Cash Consideration in accordance with the election and allocation procedures set forth in the Agreement. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of VCB Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of VCB that we deemed relevant; (iii) audited financial statements for VCB for the year ending December 31, 2018, as provided by the senior management of VCB;

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY 10020

T: (212) 466-7800 / (800) 635-6851

www.sandleroneill.com

(iv) certain publicly available financial statements and other historical financial information of BRB that we deemed relevant; (v) certain internal financial projections for VCB for the year ending December 31, 2019 as well as an estimated long-term annual earnings per share growth rate for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of VCB; (vi) certain internal financial projections for BRB for the year ending December 31, 2019 as well as estimated long-term annual net income and earnings per share growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of BRB; (vii) the pro forma financial impact of the Merger on BRB based on certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as estimated net income for VCB for the years ending December 31, 2020 through December 31, 2022, as provided by the senior management of BRB; (viii) the publicly reported historical price and trading activity for VCB Common Stock and BRB Common Stock, including a comparison of certain stock market information for VCB Common Stock and BRB Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (ix) a comparison of certain financial information for VCB and BRB with similar institutions for which information is publicly available; (x) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of VCB the business, financial condition, results of operations and prospects of VCB and held similar discussions with certain members of the senior management of BRB and its representatives regarding the business, financial condition, results of operations and prospects of BRB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by VCB or BRB, or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We further have relied on the assurances of the respective senior managements of VCB and BRB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of VCB or BRB or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of VCB or BRB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of VCB or BRB, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to VCB or BRB. We have assumed, with your consent, that the respective allowances for loan losses for both VCB and BRB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for VCB for the year ending December 31, 2019 as well as an estimated long-term annual earnings per share growth rate for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of VCB. In addition, Sandler O’Neill used certain internal financial projections for BRB for the year ending December 31, 2019 as well as estimated long-term annual net income and earnings per share growth rates for the years thereafter and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of BRB. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as estimated net income for VCB for the years ending December 31, 2020 through December 31, 2022, as provided by the senior management of BRB. With respect to the foregoing information, the respective senior managements of VCB and BRB confirmed to us that such information reflected the best currently available estimates and judgments of those respective senior managements as to the future financial performance of VCB and BRB, respectively, and the other matters covered thereby. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of VCB or BRB since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that VCB and BRB will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on VCB, BRB, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that VCB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of VCB Common Stock or BRB Common Stock at any time or what the value of BRB Common Stock will be once it is actually received by the holders of VCB Common Stock.

We have acted as VCB’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee becoming payable to Sandler O’Neill upon closing of the Merger. VCB has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. We have provided certain other investment banking services to VCB in the two years preceding the date hereof. Most recently, Sandler O’Neill acted as financial advisor to VCB in connection with its sale to Atlantic Bay Mortgage Group LLC, which transaction was ultimately terminated in August 2018. Sandler O’Neill did not provide any investment banking services to BRB in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to VCB, BRB and their respective affiliates. We may also actively trade the equity and debt securities of VCB, BRB and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of VCB in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of VCB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of VCB Common Stock and does not address the underlying business decision of VCB to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for VCB or the effect of any other transaction in which VCB might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of VCB or BRB, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of VCB Common Stock from a financial point of view.

Very truly yours,

Appendix D

ARTICLE 15 OF THE VIRGINIA STOCK CORPORATION ACT

CODE OF VIRGINIA

TITLE 13.1. CORPORATIONS

CHAPTER 9. VIRGINIA STOCK CORPORATION ACT

ARTICLE 15. APPRAISAL RIGHTS AND OTHER REMEDIES

§ 13.1-729. Definitions.

As used in this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer of such person. For purposes of subdivision B 4 of § 13.1-730, a person is deemed to be an affiliate of its senior executives.

“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the domestic corporation that is the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the survivor in a merger.

“Fair value” means the value of the corporation’s shares determined:

1. Immediately before the effectiveness of the corporate action to which the shareholder objects;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles of incorporation pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the date the corporate action becomes effective until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares of the corporation having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Excluding the voting power of any shares of the corporation acquired pursuant to an offer for all shares having voting power if the offer was made within the previous one year for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action, had the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate of the corporation, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Senior executive” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Shareholder” means a record shareholder, a beneficial shareholder, and a voting trust beneficial owner.

1985, c. 522; 1992, c. 575; 2005, c. 765; 2007, c. 165; 2019, c. 734.

§ 13.1-730. Right to appraisal.

A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, or would be required but for the provisions of subsection G of § 13.1-718, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange in which the corporation is the acquired entity, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that are not acquired in the share exchange;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if the disposition of assets is an interested transaction;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

5. Any other merger, share exchange, disposition of assets, or amendment of the articles of incorporation, in each case to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors;

6. Consummation of a domestication in which a domestic corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the foreign corporation, as the shares held by the shareholder immediately before the domestication; or

7. Consummation of a conversion to an unincorporated entity pursuant to Article 12.2 (§ 13.1-722.8 et seq.).

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4, A 6, and A 7 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933;

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, and directors and by any beneficial shareholder or any voting trust beneficial owner owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the U.S. Securities and Exchange Commission under the federal Investment Company Act of 1940 and that may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 shall be determined as of:

a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights or in the case of an offer made pursuant to subsection G of § 13.1-718, the date of such offer; or

b. The day before the effective date of such corporate action if there is no meeting of shareholders and no offer made pursuant to subsection G of § 13.1-718.

3. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 at the time the corporate action becomes effective.

4. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, except that (i) no such limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as a part of a group, on the action, and (ii) any such limitation or elimination contained in an amendment of the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year after the effective date of such amendment if such action would otherwise afford appraisal rights.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 1986, c. 540; 1988, c. 442; 1990, c. 229; 1992, c. 575; 1996, c. 246; 1999, c. 288; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611; 2019, c. 734.

§ 13.1-731. Assertion of rights by nominees and beneficial owners.

A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder or a voting trust beneficial owner only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial shareholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B. A beneficial shareholder or a voting trust beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

1. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder or the voting trust beneficial owner.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-732. Notice of appraisal rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders’ meeting and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article, the meeting notice, or when no approval of such action is required pursuant to subsection G of § 13.1-718, the offer made pursuant to subsection G of § 13.1-718 shall state the corporation’s position as to the availability of appraisal rights.

If the corporation concludes that appraisal rights are or may be available, a copy of this article shall accompany the meeting notice or offer sent to those record shareholders who are or may be entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent entity shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657 and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article:

1. Written notice stating the corporation’s position as to the availability of appraisal rights shall be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and shall be accompanied by a copy of this article; and

2. Written notice stating the corporation’s position as to the availability of appraisal rights shall be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections H and I of § 13.1-657, may include the materials described in § 13.1-734, and shall be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A, B, or C shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706; 2015, c. 611; 2019, c. 734.

§ 13.1-733. Notice of intent to demand payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation’s secretary before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by shareholders by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Shall deliver to the corporation’s secretary before the proposed action becomes effective written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that such written notice is not required if the notice required by subsection C of § 13.1-732 is given less than 25 days prior to the date such proposed action is effectuated; and

2. Shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. If a corporate action specified in subsection A of § 13.1-730 does not require shareholder approval pursuant to subsection G of § 13.1-718, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares (i) shall deliver to the secretary of the corporation before the shares are purchased pursuant to the offer written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and (ii) shall not tender, or cause or permit to be tendered, any shares of such class or series in response to such offer.

D. A shareholder who fails to satisfy the requirements of subsection A, B, or C is not entitled to payment under this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611; 2019, c. 734.

§ 13.1-734. Appraisal notice and form.

A. If a corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver a written appraisal notice and the form required by subdivision B 1 to all shareholders who satisfy the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be delivered no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction as to the class or series of shares for which appraisal is sought;

2. State:

a. Where the form must be delivered and where certificates for certificated shares are required to be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date by which the corporation must receive the required form under subdivision b;

b. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice is delivered, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c. The corporation’s estimate of the fair value of the shares;

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision b, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision b; and

3. Be accompanied by a copy of this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2012, c. 706; 2019, c. 734.

§ 13.1-735. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-735.1. Perfection of rights; right to withdraw.

A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form delivered by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. In addition, if applicable, the shareholder shall certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the secretary of the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

2005, c. 765; 2007, c. 165; 2019, c. 734.

§ 13.1-736. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent financial information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified in subsection B of § 13.1-739, such shareholder shall be deemed to have accepted such payment under subsection A in full satisfaction of the corporation’s obligations under this article.

C. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subdivision B 1 by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706; 2019, c. 734.

§ 13.1-738. After-acquired shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those shareholders who wish to accept such offer must so notify the corporation’s secretary of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a shareholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2, plus interest, to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D. Within 40 days after delivering the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2, plus interest, to each shareholder described in subdivision B 5.

1985, c. 522; 2005, c. 765; 2007, c. 165; 2019, c. 734.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation’s secretary in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under § 13.1-737. A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation’s secretary in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-740. Court action.

A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, regardless of whether they are residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares exceeds the amount paid by the corporation to the shareholder for such shares, plus interest or (ii) for the fair value plus interest of the shareholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-741. Court costs and counsel fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts that the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the expenses of the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated, and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2019, c. 734.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), Article 12.1 (§ 13.1-722.1:1 et seq.), Article 12.2 (§ 13.1-722.8 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolution of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in subsection B of § 13.1-691 or has been approved by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a shareholder who did not consent to the corporate action and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

2007, c. 165; 2008, c. 91; 2015, c. 611; 2019, c. 734.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

As permitted by the VSCA, the articles of incorporation of Blue Ridge contain provisions that indemnify its directors and officers and that eliminate the liability of both its directors and officers to Blue Ridge or its shareholders for monetary damages in excess of $1.00, to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Blue Ridge or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, Blue Ridge’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. Blue Ridge has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of Blue Ridge are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed with this registration statement on Form S-4 are as follows:

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge Bankshares, Inc. and Virginia Community Bankshares, Inc. (included as Appendix A to the joint proxy statement/prospectus forming a part of this registration statement). *†

3.1	Articles of Incorporation of Blue Ridge Bankshares, Inc., as amended through August 16, 2011 (incorporated by reference to Exhibit 2.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

3.2	Articles of Amendment of Blue Ridge Bankshares, Inc., dated June 27, 2018.*

3.3	Bylaws of Blue Ridge Bankshares, Inc.*

4.1	Specimen Common Stock Certificate of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

Exhibit Number	Description

4.2	Form of 6.75% Fixed to Floating Rate Subordinated Note due 2025 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

5.1	Opinion of Williams Mullen regarding the validity of the securities being registered.*

8.1	Opinion of Williams Mullen regarding certain U.S. tax aspects of the merger.*

8.2	Opinion of Hunton Andrews Kurth LLP regarding certain U.S. tax aspects of the merger.*

10.1	Employment Agreement, dated November 1, 2011, between Blue Ridge Bank and Brian K. Plum.**

10.2	Change in Control Agreement, dated January 1, 2011, between Blue Ridge Bank and Brian K. Plum.**

10.3	Offer Letter with Amanda G. Story, dated February 1, 2014.**

10.4	Blue Ridge Bankshares, Inc. Equity Incentive Plan.**

10.5	Form of Restricted Stock Award Agreement.**

10.6	Form of Stock Purchase Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated December 31, 2014 and March 17, 2015 (incorporated by reference to Exhibit 6.9 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.7	Form of Registration Rights Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated December 31, 2014 and March 17, 2015 (incorporated by reference to Exhibit 6.10 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.8	Form of Subordinated Note Purchase Agreement, by and among Blue Ridge Bankshares, Inc. and certain individual investors, dated November 20, 2015 (incorporated by reference to Exhibit 6.11 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

10.9	Employment Agreement, dated as of May 13, 2019 and effective upon the merger of Virginia Community Bankshares, Inc. into Blue Ridge Bankshares, Inc., by and between Blue Ridge Bankshares, Inc. and A. Preston Moore, Jr.*

10.10	Employment Agreement, dated as of May 13, 2019 and effective upon the merger of Virginia Community Bankshares, Inc. into Blue Ridge Bankshares, Inc., by and between Blue Ridge Bankshares, Inc. and Thomas M. Crowder.*

21.1	Subsidiaries of Blue Ridge Bankshares, Inc.*

23.1	Consent of Williams Mullen (included in Exhibits 5.1 and 8.1).*

23.2	Consent of Hunton Andrews Kurth LLP (included in Exhibit 8.2).*

23.3	Consent of Brown, Edwards & Company, L.L.P.*

23.4	Consent of Elliott Davis, PLLC.*

24.1	Power of Attorney (included in the signature page hereto).*

99.1	Consent of Raymond James & Associates, Inc.*

99.2	Consent of Sandler O’Neill & Partners, L.P.*

99.3	Consent of Director Nominees.*

99.4	Form of Blue Ridge Bankshares, Inc. proxy card.**

99.5	Form of Virginia Community Bankshares, Inc. proxy card.**

†

Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Blue Ridge Bankshares, Inc. agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Town of Luray, Commonwealth of Virginia, on August 8, 2019.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer
(Principal Executive Officer)

We, the undersigned directors and officers of Blue Ridge Bankshares, Inc. hereby severally constitute and appoint Brian K. Plum and Amanda G. Story, or either of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable Blue Ridge Bankshares, Inc. to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature

August 8, 2019	/s/ Brian K. Plum
Brian K. Plum, President and Chief Executive Officer and Director (Principal Executive Officer)

August 8, 2019	/s/ Amanda G. Story
Amanda G. Story, Chief Financial Officer
(Principal Financial and Accounting Officer)

August 8, 2019	/s/ Larry Dees
Larry Dees, Chairman of the Board

August 8, 2019	/s/ Hunter H. Bost
Hunter H. Bost, Director

August 8, 2019	/s/ Robert B. Burger Jr.
Robert B. Burger Jr., Director

August 8, 2019	/s/ Elise Peters Carey
Elise Peters Carey, Director

August 8, 2019	/s/ Mensel D. Dean Jr.
Mensel D. Dean Jr., Director

August 8, 2019	/s/ Kenneth E. Flynt
Kenneth E. Flynt, Director

August 8, 2019	/s/ James E. Gander II
James E. Gander II, Director

August 8, 2019	/s/ John H.H. Graves
John H.H. Graves, Director

August 8, 2019	/s/ Robert S. Janney
Robert S. Janney, Director

August 8, 2019	/s/ Gary R. Shook
Gary R. Shook, Director

August 8, 2019	/s/ William W. Stokes
William W. Stokes, Director

August 8, 2019	/s/ Malcolm R. Sullivan Jr.
Malcolm R. Sullivan Jr., Director

August 8, 2019	/s/ Donald R. Vaughan
Donald R. Vaughan, Director

August 8, 2019	/s/ Carolyn J. Woodruff
Carolyn J. Woodruff, Director